Form 10-K405, Exhibit 13
period 1999-07-30
CBRL GROUP INC
filed 1999-10-26
CIK 1067294

Exhibit 13

                                            SELECTED FINANCIAL DATA

                                        For each of the fiscal years ended
                                        (In thousands except per share data)
                              July 30,    July 31,   August 1,  August 2,  July 28,
                                1999        1998       1997       1996       1995

OPERATING RESULTS
 Total revenue              $1,531,625  $1,317,104  $1,123,851  $943,287   $783,093
 Cost of goods sold            538,051     450,120     387,703   324,905    264,809
 Gross profit                  993,574     866,984     736,148   618,382    518,284
 Labor & other related
  expenses                     538,348     441,121     378,117   314,157    256,253
 Other store operating
  expenses                     248,208     197,098     162,675   138,701    114,564
 Store closing costs*               --          --          --    14,199         --
 Store operating income        207,018     228,765     195,356   151,325    147,467
 General and administrative     82,006      63,648      57,798    50,627     44,746
 Amortization of goodwill        2,169         208          --        --         --
 Operating income              122,843     164,909     137,558   100,698    102,721
 Interest expense               11,324       3,026       2,089       369        723
 Interest income                 1,319       2,847       1,988     2,051      3,335
 Income before income taxes    112,838     164,730     137,457   102,380    105,333
 Provision for income taxes     42,653      60,594      50,859    38,865     39,290
 Net income                 $   70,185   $ 104,136   $  86,598  $ 63,515   $ 66,043

SHARE DATA
 Net earnings per share:
    Basic                        $1.16       $1.68       $1.42     $1.05      $1.10
    Diluted                       1.16        1.65        1.41      1.04       1.09
 Dividends paid per share        $ .02       $ .02       $ .02     $ .02      $ .02
 Weighted average
  shares outstanding:
    Basic                       60,329      61,832      60,824    60,352     59,986
    Diluted                     60,610      63,028      61,456    60,811     60,554

FINANCIAL POSITION
 Working capital            $   (5,803)  $  60,804  $   60,654  $ 23,289   $ 43,600
 Total assets                1,277,781     992,108     828,705   676,379    604,515
 Property and equipment-net  1,020,055     812,321     678,167   568,573    479,518
 Long-term debt                312,000      59,500      62,000    15,500     19,500
 Capital lease
  obligations                      902       1,102       1,302     1,468      1,598
 Shareholders' equity          791,007     803,374     660,432   566,221    496,083

*Represents one-time charge to close certain stores and other write-offs.


                     MARKET PRICE AND DIVIDEND INFORMATION

     The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock
Market (National Market), and dividends paid.

                            Fiscal Year 1999         Fiscal Year 1998
                            Prices     Dividends     Prices      Dividends
Quarter                 High      Low   Paid     High      Low     Paid
First                  $30.50   $22.13  $.005   $33.13   $27.50    $.005
Second                  27.88    20.13   .005    35.63    29.19     .005
Third                   23.50    16.00   .005    43.00    34.19     .005
Fourth                  20.50    14.81   .005    36.38    26.00     .005




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS




RESULTS OF OPERATIONS
The following table highlights operating results over the past three fiscal years:

                                                       Period to Period
                        Relationship to Total Revenue     Increase(Decrease)
                          1999    1998      1997     1999 vs 1998   1998 vs 1997
Net sales:
  Restaurant              76.0%    76.3%    76.8%           16%           16%
  Retail                  24.0     23.7     23.2            18            20
   Total net sales       100.0    100.0    100.0            16            17
Franchise fees and
  royalties                 --       --       --            --            --
    Total revenue        100.0%   100.0%   100.0%           16            17
Cost of goods sold        35.1     34.2     34.5            20            16
Gross profit              64.9     65.8     65.5            15            18
Labor & other related
  expenses                35.2     33.5     33.7            22            17
Other store operating
  expenses                16.2     15.0     14.5            26            21
Store operating income    13.5     17.3     17.3           (10)           17
General & administrative   5.4      4.8      5.1            29            10
Amortization of goodwill   0.1      0.0      0.0           938            --
Operating income           8.0     12.5     12.2           (26)           20
Interest expense           0.7      0.2      0.2           274            45
Interest income            0.1      0.2      0.2           (54)           43
Income before income taxes 7.4     12.5     12.2           (32)           20
Provision for income taxes 2.8      4.6      4.5           (30)           19
Net income                 4.6      7.9      7.7           (33)           20


     The following table highlights same store sales* results over the past two years:

                              Period to Period Increase(Decrease)

                              1999 vs 1998        1998 vs 1997
                             (283 Stores)        (257 Stores)
Restaurant                      (3)%                2%
Retail                           2                  2
Restaurant & retail             (2)                 2

*In the fiscal 1999 versus fiscal 1998 comparison, same store sales consist of sales of stores open six full quarters at the beginning of fiscal 1999. In the fiscal 1998 versus fiscal 1997 comparison, same store sales consist of sales of stores open throughout both of the fiscal years under comparison. The difference in methodologies did not have a material effect on the same store sales analysis. The same store sales analysis represents Cracker Barrel Old Country Store same store sales only.

     Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended July 30, 1999, are forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of CBRL Group, Inc. to differ materially from those expressed or implied by these statements. Factors which will affect actual results include, but are not limited to: the availability and costs of acceptable sites for development; the effect of increased competition at Company locations on employee recruiting and retention, labor costs and restaurant sales; the ability of the Company to recruit, train and retain restaurant personnel; the acceptance of the Company's concepts as the Company continues to expand into new geographic regions; changes in or implementation of additional governmental rules and regulations; the effects of local or regional Year 2000-related computer failures on utilities and vendors serving the Company; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications.

     Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") same store restaurant sales decreased 3% in fiscal 1999 versus the comparable 52 weeks of fiscal 1998. Same store restaurant sales increased 2% for the comparable 52 weeks of fiscal 1998 versus fiscal 1997. The decrease in same store sales growth from fiscal 1998 to fiscal 1999 was primarily due to menu decreases of approximately 1% and 3% instituted in September 1998 and March 1999, respectively, and a decrease in customer traffic of approximately 4%, partially offset by a menu increase of approximately 4% in May 1998.

     Cracker Barrel same store retail sales increased 2% in fiscal 1999 versus the comparable 52 weeks of fiscal 1998 and also increased 2% for the comparable 52-week period in fiscal 1998 versus fiscal 1997. Same store retail sales growth from fiscal 1998 to fiscal 1999 was maintained at a 2% increase even with restaurant customer traffic decreases primarily due to an improved assortment of retail items in the stores and increased sales from a significant increase in markdowns of retail merchandise.

     In fiscal 1999, total net sales (restaurant and retail) in the 283 Cracker Barrel same stores averaged $3.93 million.
Restaurant sales were 75.5% of total net sales in the same 283 stores in fiscal 1999 and 76.5% in fiscal 1998.

     Total revenue, which increased 16% and 17% in fiscal 1999 and 1998, respectively, benefited from the opening of 40, 50 and 50 new Cracker Barrel stores in fiscal 1999, 1998 and 1997, respectively, and the acquisitions of Logan's Roadhouse, Inc. ("Logan's Roadhouse") in February 1999 and Carmine Giardini's Gourmet Market and La Trattoria Ristorante ("Carmine's") in April 1998. (See Note 7 to the Company's Consolidated Financial Statements.)

     Cost of goods sold as a percentage of total revenue increased in fiscal 1999 to 35.1% from 34.2% in 1998. This increase was primarily due to a significant increase in markdowns of retail merchandise versus the prior year, higher retail shrinkage versus the prior year and an increased mix of retail sales, which have a higher cost of goods than restaurant sales. These increases were partially offset by the benefit to cost of goods sold from the inclusion of Logan's Roadhouse, which has lower cost of goods sold as a percentage of total revenue than Cracker Barrel. Food cost as a percentage of net restaurant sales in fiscal 1999 increased slightly from fiscal 1998 primarily due to increases in dairy prices. These increases were partially offset by the net benefit to cost of goods sold from a menu increase of approximately 4% at Cracker Barrel in May 1998, and menu decreases of approximately 1% and 3% at Cracker Barrel in September 1998 and March 1999, respectively. Cost of goods sold as a percentage of total revenue decreased in fiscal 1998 to 34.2% from 34.5% in 1997. This decrease was primarily due to improved initial mark-ons for retail merchandise, partially offset by an increased mix of retail sales which have a higher cost of goods than restaurant sales. Food cost as a percentage of net restaurant sales in fiscal 1998 was unchanged from fiscal 1997 primarily due to increases in coffee, produce and dairy prices offset by menu increases of approximately 2% and 4% in May 1997 and May 1998, respectively.

     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 35.2%, 33.5% and 33.7% in fiscal 1999, 1998 and 1997, respectively. The year to year increase in fiscal 1999 versus fiscal 1998 was primarily due to increased Cracker Barrel restaurant labor hours to improve guest service, hourly wage inflation at Cracker Barrel stores of approximately 4%, increases in Cracker Barrel's field management salary structure to attract and retain quality store managers, and increased costs related to a new group health plan implemented in January 1999. These increases were partially offset by lower bonus payouts under the Cracker Barrel store-level bonus program and the benefit to labor expense from adding Logan's Roadhouse, which has lower labor as a percentage of revenue than Cracker Barrel. The year to year decrease in fiscal 1998 versus fiscal 1997 was primarily due to lower bonus payouts under the store-level bonus program instituted in fiscal 1997 and enhanced operational productivity in the stores, partially offset by store-level hourly wage inflation of approximately 3%.

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 16.2%, 15.0% and 14.5% in fiscal 1999, 1998 and 1997, respectively. The year to year increase in fiscal 1999 versus fiscal 1998 was primarily due to incremental Cracker Barrel advertising expense, which resulted from increased television and radio advertising and other general advertising programs, higher Cracker Barrel store maintenance costs, the effect of lower sales volumes on fixed costs as a percentage of total revenue at Cracker Barrel and the inclusion of Logan's Roadhouse, which has higher other store operating expenses as a percentage of total revenue than Cracker Barrel. The year to year increase in fiscal 1998 versus fiscal 1997 was primarily due to the incremental advertising expense, resulting from increased general advertising and the rollout of the Cracker Barrel Old Country Store Neighborhood Program, and higher general liability insurance costs versus the prior year.

     General and administrative expenses as a percentage of total revenue were 5.4%, 4.8% and 5.1% in fiscal 1999, 1998 and 1997, respectively. The year to year increase in fiscal 1999 versus fiscal 1998 was primarily due to higher Cracker Barrel recruiting and training costs to attract and train quality store managers, increased general and administrative expenses from the acquisitions of Logan's Roadhouse in February 1999 and Carmine's in April 1998 and costs related to the holding company formation. These increases were partially offset by a decrease in corporate bonuses versus fiscal 1998. The reduction in fiscal 1998 versus fiscal 1997 primarily reflected improved sales volume.

     Interest expense increased in fiscal 1999 to $11.3 million from $3.0 million in fiscal 1998 and $2.1 million in fiscal 1997. The increase from fiscal 1998 to fiscal 1999 was primarily due to the Company's drawing a net $255 million on its bank revolving credit facility to finance the Logan's Roadhouse acquisition and its stock buyback program. The increase from fiscal 1997 to fiscal 1998 was primarily due to the Company's drawing on a $50.0 million term loan on December 2, 1996 to finance Cracker Barrel's store expansion program.


     Interest income decreased to $1.3 million in fiscal 1999 from $2.8 million in fiscal 1998. The primary reason for the decrease was lower average funds available for investment. Interest income increased to $2.8 million in fiscal 1998 from $2.0 million in fiscal 1997. The primary reason for the increase was higher average funds available for investment.

     Provision for income taxes as a percent of pretax income was 37.8% for fiscal 1999, 36.8% for fiscal 1998 and 37.0% for fiscal 1997. The primary reason for the increase in the tax rate in fiscal 1999 from fiscal 1998 was the non-deductibility of the amortization of goodwill and costs related to the acquisition of Logan's Roadhouse in February 1999. The primary reason for the decrease in the tax rate in fiscal 1998 from fiscal 1997 was a decrease in the effective state tax rates.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," in the first quarter of fiscal 2001. The Company is still evaluating the effect of adopting SFAS No. 133, but does not expect the adoption to have a material effect on the Company's consolidated financial statements. The American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting of the Costs of Start-up Activities," become effective for the Company in the first quarter of fiscal 2000. The Company does not expect the adoption of either SOP to have a material effect on the Company's consolidated financial statements. (See Note 2 to the Company's Consolidated Financial Statements.)

YEAR 2000

Many software applications and computer operational programs written in the past were not designed to recognize calendar dates beginning in the Year 2000. The failure of such applications or systems used by the Company or by its material suppliers to properly recognize the dates beginning in the Year 2000 could result in miscalculations or systems failures which potentially could have an adverse effect on the Company's operations.
The Company's Year 2000 preparations began in fiscal 1998. The preparations included identification, assessment and testing of all Company software, hardware and equipment that could be affected by the Year 2000 issue and remedial action, where necessary, followed by further testing. Analysis to identify internal Year 2000 deficiencies has been conducted and an inventory of systems designated as critical has been developed.
As the Year 2000 remediation efforts progressed, the Company first focused, wherever possible, on those systems designated critical. The Company has completed the Year 2000 analysis and has substantially completed the remediation efforts for all deficiencies found. The Company's estimated total cost of analysis and remediation of the Year 2000 issues is not anticipated to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

   The Company has also contacted material suppliers of products and services to determine the extent to which the Company may be vulnerable to such suppliers' failures to resolve their own Year 2000 compliance issues. To assess the Year 2000 risks to the Company's continuity of supply of products and services, an inventory of material suppliers was compiled. These suppliers were sent letters and questionnaires requesting information as to the status of their Year 2000 readiness and certification that their information systems are Year 2000 compliant. Based on responses received from most of these suppliers, it appears that Year 2000 issues are being addressed. The Company has not verified the contents, nor is it the source, of Year 2000 statements incorporated, or relied upon by the Company, in this disclosure from persons or entities other than the Company. The Company is continuing to pursue responses from material suppliers that have not responded to date and will discuss with them any material Year 2000 concerns that are identified.

The Company anticipates timely completion of the internal Year 2000 readiness efforts. However, if new systems cannot be implemented on a timely basis, modifications to existing systems cannot be accomplished on a timely basis, information technology resources do not remain available, or other unanticipated events occur, there could be material adverse effects on the Company's consolidated financial position, results of operations and cash flows. As part of the Year 2000 readiness efforts, the Company is developing contingency plans to identify activities which will need to be performed in the event of internal systems failures. The contingency plans are expected to be completed by October 31, 1999. Although the Company has not been informed of any material Year 2000 issues by its material suppliers, there is no assurance that these suppliers will be Year 2000 compliant on a timely basis. Similarly, the Company has no reliable information concerning the expected Year 2000 effects on the nation's securities markets, banking system, utilities and other infrastructure. The Company therefore relies generally on the ability of the federal government and its agencies, such as the Internal Revenue Service and Securities and Exchange Commission to effectively address such issues on a national scale.
Unanticipated failures or significant delays in furnishing products or services by material suppliers or general public infrastructure service providers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. Where practicable, the Company is assessing and attempting to mitigate its risks with respect to the failure of its material suppliers and public infrastructure to be Year 2000 ready as part of its contingency planning. In the worst case reasonably to be expected, assuming that the nation's financial system and overall public infrastructure continue to operate substantially as they had prior to the Year 2000, some of the Company's internal systems may fail to operate properly and some of its material suppliers may fail to perform effectively or may fail to timely or completely deliver products. In those circumstances, the Company expects to be able to conduct its necessary business operations manually and to obtain necessary products from alternate suppliers and business operations would generally continue; however, there would be some disruption which could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has no basis upon which to reasonably analyze the psychological or other direct or indirect effects on its guests, and consumers generally, from Year 2000 issues or experiences unrelated to the Company. The actual effect, if any, on the Company's consolidated financial position, results of operations or cash flows from the failure of its internal systems or of its material suppliers to be Year 2000 ready can not be reasonably predicted.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash generated from operating activities was $141 million in fiscal 1999. Most of this cash was provided by net income adjusted by depreciation and amortization. Increases in accounts payable, taxes withheld and accrued, accrued employee benefits, deferred income taxes and income taxes payable were partially offset by increases in inventories, receivables, prepaid expenses and other assets and decreases in accrued employee compensation and other accrued expenses.

     Capital expenditures were $165 million in fiscal 1999. Land purchases and costs of new stores accounted for substantially all of these expenditures.

     The Company's internally generated cash along with cash at July 31, 1998 and its available revolver were not sufficient to finance all of its stock buyback programs, the acquisition of Logan's Roadhouse, Inc. and new store growth of its Cracker Barrel and Logan's Roadhouse concepts in fiscal 1999. As planned, the Company increased its bank credit facility from $125 million to $350 million during fiscal 1999.

On September 9, 1998, the Company announced that the Board of Directors authorized the repurchase of up to 3 million shares of the Company's common stock which allowed the Company to repurchase approximately 5% of the approximately 62 million shares then outstanding. During March 1999, the Company completed the purchase of all of the 3 million shares authorized by the Board of Directors on September 9, 1998.

     On February 26, 1999, the Company announced that the Board of Directors had authorized the repurchase of up to an additional 3 million shares of the Company's common stock. This authorization increases the Company's stock buyback program to a total of approximately 10% of the approximately 60 million shares then outstanding. The purchases are to be made from time to time in the open market at prevailing market prices. The Company began repurchases under this second authorization upon completion of the first 3 million share buyback program. As of July 30, 1999, the Company has purchased a total of 967,500 shares under the second stock buyback program.

The Company estimates that its capital expenditures for fiscal
2000 will be approximately $140 million, substantially all of which will be land purchases and the construction of new stores.

On February 16, 1999, the Company completed its merger and acquisition of Logan's Roadhouse, Inc. for $24 cash per share or approximately $188 million, excluding transaction costs. (See Note 7 to the Company's Consolidated Financial Statements.) In order to finance this acquisition and the Company's additional 3 million share buyback authorization, the Company refinanced its $50 million term loan and $75 million revolving credit facility which increased the rate on the Company's $50 million term loan to a fixed interest rate of 6.11% plus the Company's credit spread of 1.00% at July 30, 1999. The term loan is still due on its original maturity date of December 1, 2001. The credit spread increase is primarily due to changes in the credit markets as compared to the credit environment two years ago when the Company entered into the $125 million bank credit facility. As part of the February 16, 1999, bank facility refinancing, the Company increased the total bank credit facility to $350 million from $125 million. On February 16, 1999, the Company received net proceeds of $200 million from its revolving credit facility at a variable rate of approximately 6%. During fiscal 1999, the Company received net proceeds of an additional $55 million from its revolving credit facility to fund its expansion and continue its share buyback program. On September 30, 1999, the Company increased its bank credit facility an additional $40 million to $390 million. The Company is exploring refinancing a portion of its bank credit facility with longer term financing. Management believes that cash at July 30, 1999, along with cash generated from the Company's operating activities and its available revolver, will be sufficient to finance its continued operations, its presently authorized second 3 million share buyback program and its continued expansion plans through fiscal 2000.

                                   CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                            July 30,        July 31,
ASSETS                                        1999            1998
Current Assets:
Cash and cash equivalents                $   18,262        $ 62,593
Receivables                                   8,935           5,192
Inventories                                 100,455          91,609
Prepaid expenses                              8,041           5,432
Deferred income taxes                         2,457              --
Total current assets                        138,150         164,826

Property and Equipment:
Land                                        283,245         227,000
Buildings and improvements                  601,326         498,148
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              275,047         223,905
Leasehold improvements                       53,394          19,686
Construction in progress                     31,659          22,332
Total                                     1,247,960         994,360
Less:  Accumulated depreciation and
       amortization of capital leases       227,905         182,039
Property and equipment-net                1,020,055         812,321
Goodwill - net                              111,246          12,242
Other Assets                                  8,330           2,719
Total                                    $1,277,781        $992,108

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                         $   67,286        $ 38,212
Current maturities of long-term debt
  and capital lease obligations               2,700           2,700
Taxes withheld and accrued                   23,577          17,650
Income taxes payable                          2,211             649
Deferred income taxes                            --             879
Accrued employee compensation                22,632          24,192
Accrued employee benefits                    17,641          11,821
Other accrued expenses                        7,906           7,919
Total current liabilities                   143,953         104,022
Long-term Debt                              312,000          59,500
Capital Lease Obligations                       902           1,102
Non-compete Agreement                            --             400
Deferred Income Taxes                        29,919          23,710

Commitments and Contingencies (Note 9)

Shareholders' Equity:
Preferred stock   in 1999, 100,000,000
 shares of $.01 par value authorized, no
 shares issued; in 1998, no shares
 authorized                                       --             --
Common stock   in 1999, 400,000,000 shares
 of $.01 par value authorized, 62,595,662
 shares issued and 58,628,162 shares
 outstanding; in 1998, 150,000,000 shares
 of $.50 par value authorized, 62,480,775
 shares issued and outstanding                   626         31,240
Additional paid-in capital                   283,724        251,236
Retained earnings                            590,128        520,898
                                             874,478        803,374
Less treasury stock, at cost, 3,967,500 and
 0 shares, respectively                      (83,471)            --
Total shareholders' equity                   791,007        803,374
Total                                     $1,277,781       $992,108

See notes to consolidated financial statements.






                       CONSOLIDATED STATEMENT OF INCOME
                                    (In thousands except per share data)
                                             Fiscal years ended
                                July 30,      July 31,       August 1,
                                   1999          1998            1997
Net sales:
 Restaurant                     $1,163,213    $1,004,702     $  862,954
 Retail                            368,127       312,402        260,897
  Total net sales                1,531,340     1,317,104      1,123,851
Franchise fees and royalties           285            --             --
  Total revenue                  1,531,625     1,317,104      1,123,851
Cost of goods sold                 538,051       450,120        387,703
Gross profit                       993,574       866,984        736,148
Labor & other related expenses     538,348       441,121        378,117
Other store operating expenses     248,208       197,098        162,675
Store operating income             207,018       228,765        195,356
General and administrative          82,006        63,648         57,798
Amortization of goodwill             2,169           208             --
Operating income                   122,843       164,909        137,558
Interest expense                    11,324         3,026          2,089
Interest income                      1,319         2,847          1,988
Income before income taxes         112,838       164,730        137,457
Provision for income taxes          42,653        60,594         50,859
Net income                        $ 70,185      $104,136       $ 86,598
Net earnings per share - basic       $1.16         $1.68          $1.42
Net earnings per share - diluted     $1.16         $1.65          $1.41




See notes to consolidated financial statements.




           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                       (In thousands except per share data)
                                       Additional                      Total
                               Common  Paid-In   Retained   Treasury   Shareholders'
                               Stock   Capital   Earnings    Stock     Equity
Balances at August 2, 1996    $30,297  $202,951  $332,973        --    $566,221
Cash dividends declared
 - $.025 per share                 --        --    (1,522)       --      (1,522)
Exercise of stock options         236     7,288        --        --       7,524
Tax benefit realized upon
 exercise of stock options         --     1,611        --        --       1,611
Net income                         --        --    86,598        --      86,598
Balances at August 1, 1997     30,533   211,850   418,049        --     660,432
Cash dividends declared
 - $.020 per share                 --        --    (1,287)       --      (1,287)
Exercise of stock options         576    24,677        --        --      25,253
Tax benefit realized upon
 exercise of stock options         --     4,340        --        --       4,340
Issuance of stock for
 acquisition                      131    10,369        --        --      10,500
Net income                         --        --   104,136        --     104,136
Balances at July 31, 1998      31,240   251,236   520,898        --     803,374
Cash dividends declared
 - $.015 per share                 --        --      (955)       --        (955)
Exercise of stock options          21     1,244        --        --       1,265
Tax benefit realized upon
 exercise of stock options         --       609        --        --         609
Purchases of treasury stock        --        --        --  $(83,471)    (83,471)
Reduction in par value of
 common stock                 (30,635)   30,635        --        --          --
Net income                         --        --    70,185        --      70,185
Balances at July 30, 1999     $   626  $283,724  $590,128  $(83,471)   $791,007

See notes to consolidated financial statements.


                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                                          (In thousands)
                                                        Fiscal years ended
                                                  July 30,    July 31,    August 1,
                                                    1999        1998        1997
Cash flows from operating activities:
  Net income                                       $ 70,185    $104,136     $ 86,598
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                   53,838      43,434       35,735
     (Gain) loss on disposition of property
       and equipment                                   (259)        227          135
   Changes in assets and liabilities,
    net of effects from acquisition:
     Receivables                                     (2,270)       (356)      (2,033)
     Inventories                                     (8,083)    (17,901)     (11,799)
     Prepaid expenses                                (1,516)       (725)      (3,222)
     Other assets                                    (5,814)     (1,109)        (436)
     Accounts payable                                25,104      10,196       (3,143)
     Taxes withheld and accrued                       3,316       3,640        1,494
     Income taxes payable                               798      (1,780)      (1,694)
     Accrued employee compensation                   (2,759)      1,818        6,727
     Accrued employee benefits                        5,754       1,860          269
     Other accrued expenses                          (1,256)      1,345           59
     Deferred income taxes                            3,886       6,013       15,505
  Net cash provided by
    operating activities                            140,924     150,798      124,195
Cash flows from investing activities:
  Purchase of short-term investments                     --          --         (603)
  Proceeds from maturities of
    short-term investments                               --       1,666        4,237
  Purchase of property and
    equipment                                      (164,718)   (180,599)    (148,649)
  Cash paid for acquisition, net
    of cash acquired                               (182,392)     (1,886)          --
  Proceeds from sale of property and
    equipment                                         3,383       3,141        3,299
  Net cash used in investing
    activities                                     (343,727)   (177,678)    (141,716)

Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                   355,000         --       50,000
  Proceeds from exercise of
   stock options                                      1,265     25,253        7,524
  Tax benefit realized upon
   exercise of stock options                            609      4,340        1,611
  Principal payments under
   long-term debt, capital lease
   obligations and non-compete agreement           (113,976)    (3,766)      (4,130)
   Treasury stock purchases                         (83,471)        --           --
  Dividends on common stock                            (955)    (1,287)      (1,522)
  Net cash provided by
   financing activities                             158,472     24,540       53,483
  Net (decrease) increase in cash
   and cash equivalents                             (44,331)    (2,340)      35,962
  Cash and cash equivalents,
   beginning of year                                 62,593     64,933       28,971
  Cash and cash equivalents,
   end of year                                     $ 18,262   $ 62,593     $ 64,933

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                       $ 11,742   $  4,748     $  3,349
    Income taxes                                     37,846     52,690       35,664

Supplemental schedule of noncash investing and financing activities:


   On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of $24 per share or approximately $188,039. In conjunction with the acquisition, liabilities were assumed as follows:

   Fair value of assets acquired                $109,367
   Goodwill                                      101,172
   Cash paid for the capital stock              (188,039)
                                                ---------
     Liabilities assumed                        $ 22,500
                                                ==========


   On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of $2,500 and common stock of $10,500. In conjunction with the acquisition, liabilities were assumed as follows:

   Fair value of assets acquired                $ 1,185
   Goodwill                                      12,450
   Cash paid for the capital stock               (2,500)
   Common stock issued for the capital stock    (10,500)
                                                ---------
     Liabilities assumed                        $   635
                                                ==========

See notes to consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (In thousands except share and per share data)

1.  DESCRIPTION OF THE BUSINESS

     CBRL Group, Inc. (the "Company") is principally engaged in the operation and development of the Cracker Barrel Old Country Store(R), Logan's Roadhouse(R) and Carmine Giardini's Gourmet Market(TM) and La Trattoria Ristorante concepts. On November 26, 1998, the shareholders approved the tax-free reorganization of Cracker Barrel Old Country Store, Inc. to a holding company structure by approving the merger of CBRL Acquisition Corp., a wholly-owned subsidiary of CBRL Group, Inc., with and into Cracker Barrel Old Country Store, Inc. effective on December 31, 1998. Immediately prior to the merger, CBRL Group, Inc. was a wholly-owned subsidiary of Cracker Barrel Old Country Store, Inc. At the effective date of the merger, each $.50 par value share of Cracker Barrel Old Country Store, Inc. Common Stock was converted into a share of $.01 par value Common Stock of CBRL Group, Inc. As a result of the reorganization, CBRL Group, Inc. became the parent company. CBRL Group, Inc. Common Stock is traded on the Nasdaq Stock Market (National Market) under the symbol CBRL, formerly utilized by Cracker Barrel Old Country Store, Inc. Also as a result, the Company has 400,000,000 shares of $.01 par value Common Stock authorized and 100,000,000 shares of $.01 par value Preferred Stock authorized. The conversion of $.50 par value Common Stock of Cracker Barrel Old Country Store, Inc. for $.01 par value Common Stock of CBRL Group, Inc. did not affect any of the pre-existing rights of shareholders. The difference in par value has been recorded as an increase of $30,365 to Additional Paid-in Capital and a decrease to Common Stock by the same amount.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks.

     Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of auction preferred stocks and commercial paper. The carrying value of these instruments approximates market value due to their very short maturities. Outstanding but unpresented checks totaling $19,582 at July 30, 1999 were included in accounts payable. Upon presentation for payment, they will be funded through available cash balances or the Company's bank revolving credit facility.

     Inventories - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Cost of retail inventory is determined by the retail method.

     Start-up costs - Start-up costs of a new store are expensed in the month in which the store opens.

     Property and equipment - Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                        Years
Buildings and improvements                             15-45
Buildings under capital leases                         20-25
Restaurant and other equipment                          3-10
Leasehold improvements                                  5-35

     Accelerated depreciation methods are generally used for income tax purposes.

     Interest is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Costs." Capitalized interest was
$1,827, $1,955 and $2,093 for fiscal years 1999, 1998 and 1997, respectively.

     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

     Advertising - The Company generally expenses the costs of producing and communicating advertising the first time the advertising takes place. Net advertising expense was $41,230, $30,484 and $25,178 for the fiscal years 1999, 1998 and 1997, respectively.

     Insurance - The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, and property coverages. Accordingly, provisions are made for the Company's estimates of discounted future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, current earnings are charged or credited.

     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized, on a straight-line basis, over the estimated future periods to be benefited (20-30 years). On an annual basis, the Company reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $2,376 and $208 at July 30, 1999 and July 31, 1998, respectively.

     Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 8.)

     Earnings per share - In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended January 30, 1998. All prior year weighted average and per share information was restated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares. Weighted average basic shares were 60,328,593, 61,832,435 and 60,823,917 for 1999, 1998 and
1997, respectively. Weighted average diluted shares were 60,610,288, 63,027,542 and 61,456,300 for 1999, 1998 and 1997,
respectively.

     Comprehensive income   In June 1997, the FASB issued SFAS No.
130, "Reporting Comprehensive Income." SFAS No. 130, which is effective for fiscal 1999, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 1999, 1998 and 1997 is equal to net income as reported.

     Stock-based compensation - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.(See Note 6.)

     Segment Reporting   In June 1997, the FASB issued SFAS No.
131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. The Company adopted SFAS No. 131 in fiscal 1999. The Company primarily operates restaurants under the Cracker Barrel Old Country Store(R) and Logan's Roadhouse(R) brands. These two brands have similar investment criteria, customer demographics and economic and operating characteristics. Therefore, the Company has one reportable operating segment.

    Use of estimates   The preparation of the consolidated
financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.
    Recent accounting pronouncements not yet adopted - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, but was subsequently amended by SFAS No. 137. This statement specifies how to report and display derivative instruments and hedging activities. This statement is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 137 in the first quarter of fiscal 2001. The Company is currently evaluating the effect of adopting SFAS No. 133, but does not expect the adoption of SFAS No. 133 to have a material effect on the Company's consolidated financial statements. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs incurred for internal-use computer software are capitalized or expensed and guidance on whether computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and applies to internal-use software costs incurred for all projects, including those in progress upon initial application of the SOP. In April 1998, SOP 98-5, "Reporting of the Costs of Start-up Activities," was issued. SOP 98-5 requires that the Company expense start-up costs of new stores as incurred rather than when the store opens as is the Company's current practice. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of either SOP 98-1 or SOP 98-5 to have a material effect on the Company's consolidated financial statements.

    Reclassifications   Certain reclassifications have been made
in the fiscal 1998 and 1997 consolidated financial statements to conform to the classifications used in fiscal 1999.

3.  INVENTORIES

     Inventories were composed of the following at:

                              July 30,        July 31,
                               1999            1998
Retail                       $ 77,662         $72,682
Restaurant                     14,522          13,997
Supplies                        8,271           4,930
                             --------         -------
Total                        $100,455         $91,609
                             ========         =======

4.  DEBT

     Long-term debt consisted of the following at:






                                               July 30,  July 31,
                                                  1999     1998
Term Loan payable on or before
December 1, 2001(7.11% at July 30, 1999
and 6.36% at July 31, 1998)                    $ 50,000   $50,000
$300,000 Revolving Credit Facility payable
on or before December 31, 2003 (variable
interest rates, based on LIBOR, ranging
from 6.07% to 6.33% at July 30, 1999)           255,000        --
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000
 due January 15, 2003                             9,500    12,000
Less current maturities                           2,500     2,500
                                               --------    ------
Long-term debt                                 $312,000   $59,500
                                               ========   =======

     The Term Loan and the Revolving Credit Facility contain certain financial covenants as amended by the Company and its bank group on July 29, 1999. The financial ratio covenants require that the Company maintain a revised maximum lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio of 2.50 to
1.00 and a minimum interest coverage ratio (the ratio of earnings before interest expense, income taxes and rent expense to interest expense plus rent expense) of 3.00 to 1.00. The third financial ratio covenant was not affected by this amendment and remains that the Company maintain a maximum lease adjusted funded debt to total capitalization ratio of .40 to 1.00.

     The note agreements relating to the 9.53% Senior Notes placed in January, 1991 in the original amount of $30,000 include, among other provisions, requirements that the Company maintain a minimum tangible net worth of $70,000. The agreements also contain certain other restrictions related to the payment of cash dividends and the purchase of treasury stock. Retained earnings not restricted under the provisions of the agreements were approximately $414,900 at July 30, 1999.

     Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the Term Loan, the $300,000 Revolving Credit Facility and the 9.53% Senior Notes approximates carrying value as of July 30, 1999.

     At July 30, 1999 and July 31, 1998, the Company was in compliance with all covenants. At July 30, 1999, the Company had $45,000 available under its $300,000 Revolving Credit Facility.

     The aggregate maturities of long-term debt subsequent to July 30, 1999 are as follows:

Fiscal year
2000                                 $  2,500
2001                                    3,000
2002                                   52,000
2003                                    2,000
2004                                  255,000
---------------------------------------------
Total                                $314,500
=============================================

5.  COMMON STOCK

       The Board of Directors granted certain executive officers hired in fiscal 1999 and fiscal 1996 a total of 25,000 and 37,000 restricted shares, respectively, which vest over five years.
Another employee was granted 4,100 restricted shares during fiscal 1999, which vest over three years. One of the executive officers hired in fiscal 1996 left the Company in fiscal 1999 and forfeited 12,800 restricted shares. The Company's compensation expense for these restricted shares was $135, $150 and $150 in fiscal 1999, 1998 and 1997, respectively. The weighted average fair value of the restricted shares granted during fiscal 1999 was $24.24 per share. There were 31,100, 22,200 and 29,600 outstanding restricted shares at July 30, 1999, July 31, 1998 and August 1, 1997, respectively.

6.  STOCK OPTION PLANS

The Company's employee stock option plans are administered by the Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board of Directors and consist of members of the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.

The Committee is currently authorized to grant options to purchase an aggregate of 17,525,702 shares of the Company's Common Stock under all employee stock option plans. The option price per share under the employee stock option plans must be at least 100% of the fair market value of a share of the Company's Common Stock based on the closing price on the day preceding the day the option is granted. Options are generally exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. At July 30, 1999, there were 3,564,783 shares of unissued Common Stock reserved for issuance under the employee stock option plans.

In fiscal 1989, the Board of Directors adopted the 1989 Non-employee Plan ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's Common Stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's Common Stock is authorized to be issued under this plan. Due to the overall plan limit, no shares have been granted under this plan since fiscal 1994.

 A summary of the status of the Company's stock option plans for fiscal 1999, 1998 and 1997, and changes during those years is presented below:



(Shares in thousands)           1999               1998       1997
                                Weighted-           Weighted-        Weighted-
                                Average             Average          Average
Fixed Options          Shares   Price      Shares   Price    Shares  Price
Outstanding at
 beginning of year     5,816   $24.18       5,647   $21.90    5,342   $21.34
Granted                2,888    23.24       1,601    31.00    1,297    22.80
Exercised               (107)   10.82      (1,146)   22.40     (464)   16.14
Forfeited or canceled   (883)   24.83        (286)   24.40     (528)   23.51
----------------------------------------------------------------------------
Outstanding at
 end of year           7,714    23.94       5,816    24.18    5,647    21.90
============================================================================
Options exercisable
 at year-end           3,867    23.04       3,453    21.76    3,751    22.13
Weighted-average fair
 value per share of
 options granted
 during the year               $10.32               $12.89            $13.52

The following table summarizes information about fixed stock options outstanding at July 30, 1999:

(Shares in thousands)
                            Options Outstanding                  Options Exercisable
                  Number      Weighted-Average  Weighted-       Number      Weighted-
Range of          Outstanding Remaining         Average         Exercisable Average
Exercise Prices   at 7/30/99  Contractual Life  Exercise Price  at 7/30/99  Exercise Price
$ 5.38 - 10.00       252          1.05             $ 6.58            252        $ 6.58
 10.01 - 20.00     1,770          6.99              18.16            980         18.08
 20.01 - 30.00     4,412          6.88              25.21          2,208         25.57
 30.01   31.75     1,280          8.16              31.01            427         31.01
---------------------------------------------------------------------------------------
  5.38   31.75     7,714          6.93              23.94          3,867         23.04
========================================================================================

     Had the fair value of options granted under these plans beginning in fiscal 1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                 1999    1998       1997
Net income:
    As reported                $70,185  $104,136  $86,598
    Pro forma                   58,831    95,442   76,767
Net earnings per share:
    As reported - diluted         1.16      1.65     1.41
    Pro forma - diluted            .97      1.51     1.25

The pro forma effect on net income for 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997: dividend yield of .1% for all years, expected volatility of 38, 36 and 35 percent, respectively; risk-free interest rate ranges of 4.5% to 5.9%, 5.8% to 6.0% and 6.3% to 6.7% and expected lives of six, five and six years, respectively.

The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock.
These tax benefits are credited to Additional Paid-In Capital.

7.  ACQUISITIONS

     On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of $24 per share or approximately $188,039, excluding transaction costs. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $101,172 and has been recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life, 30 years. The amount of goodwill amortization in 1999 was $1,546.

     The net purchase price was allocated as follows:

 Current assets, net of cash acquired                $  5,813
 Property and equipment                                97,621
 Other assets                                             286
 Goodwill                                             101,172

 Liabilities assumed                                  (22,500)
 -------------------------------------------------------------
 Purchase price, net of cash received                $182,392
 ============================================================

     The operating results of this acquired business have been included in the consolidated statement of income from the date of acquisition. On the basis of a proforma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1998, rather than at February 16, 1999, consolidated revenue, pretax income, net income and earnings per share for fiscal 1998 and 1999 are shown in the table below. Such proforma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1998.

                                         Fiscal years ended
                          July 30, 1999           July 31, 1998

 Consolidated revenue       $1,583,628               $1,399,225
 Pretax income                 111,577                  161,330
 Net income                     68,767                  100,746
 Earnings per share:
    Basic                         1.14                     1.63
    Diluted                       1.13                     1.60

     On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of $2,500 and common stock of $10,500. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities
assumed based upon fair values at the date of acquisition.   The
excess of the purchase price over the fair value of the net assets acquired was $12,450 and has been recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life, 20 years. The amounts of goodwill amortization in 1999 and 1998 were $623 and $208, respectively.

     The net purchase price was allocated as follows:

  Current assets, other than cash acquired     $   439
  Property and equipment                           117
  Other assets                                      15
  Goodwill                                      12,450
  Liabilities assumed                             (635)
  ----------------------------------------------------
  Purchase price, net of cash received         $12,386
  ====================================================

     The operating results of this acquired business have been included in the consolidated statement of income from the date of the acquisition and proforma consolidation of the results of operations would not have been materially different from the reported amounts for fiscal 1997 and 1998. Such proforma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1997.

8.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company's net deferred tax liability consisted of the following at:

                                            July 30,    July 31,
                                              1999        1998
 Deferred tax assets:
    Financial accruals without
     economic performance                   $ 9,706      $ 7,606
    Other                                     4,772        2,487
-----------------------------------------------------------------
      Deferred tax assets                    14,478       10,093
----------------------------------------------------------------
 Deferred tax liabilities:
    Excess tax depreciation over book        31,308       24,575
    Other                                    10,632       10,107
----------------------------------------------------------------
      Deferred tax liabilities               41,940       34,682
----------------------------------------------------------------
 Net deferred tax liability                 $27,462      $24,589
=================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 1999 and July 31, 1998, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

    The components of the provision for income taxes for each of the three fiscal years were as follows:

                            1999          1998         1997
 Current:
   Federal                 $32,534      $48,224      $30,398
   State                     6,233        6,357        4,956
 Deferred                    3,886        6,013       15,505
----------------------------------------------------------------
Total income tax provision $42,653      $60,594      $50,859
================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                     1999      1998         1997

 Provision computed at federal
  statutory income tax rate         $39,497  $57,655      $48,110
 State and local income taxes,
  net of federal benefit              3,103    3,212        3,753
 Amortization of goodwill and
  acquisition costs                     770       73           --
 Employer tax credits for FICA taxes
  paid on tip income                  (2,281)   (1,711)      (1,403)
 Other-net                            1,564    1,365          399
------------------------------------------------------------------
 Total income tax provision         $42,653  $60,594      $50,859
=================================================================

9.  COMMITMENTS AND CONTINGENCIES

     The Company has been involved in various legal matters during fiscal 1999 which arose in the ordinary course of business and are being defended and handled in the ordinary course of business.

     In May 1999, Cracker Barrel Old Country Store, Inc. was served with a complaint filed as a collective action alleging violations of the federal Fair Labor Standards Act. On July 30, 1999, the same attorneys filed a lawsuit in Rome, Georgia on behalf of 12 individuals against Cracker Barrel Old Country Store, Inc. asserting class claims of racial discrimination in employment. Cracker Barrel Old Country Store, Inc. denies the claims and intends to vigorously defend these lawsuits.

     While the ultimate results of such matters cannot be determined or predicted, management does not believe that these lawsuits will have a material adverse effect on the Company's consolidated financial statements.

     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.

     As of July 30, 1999 the Company operates 23 Cracker Barrel stores, 18 Logan's Roadhouse restaurants and both Carmine's units from leased facilities and also leases certain land, office space and advertising billboards. These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases." The interest
rates for capital leases vary from 10% to 17%.   Amortization of
capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of July 30, 1999:

Fiscal year
2000                                                   $  371
2001                                                      303
2002                                                      197
2003                                                      147
2004                                                      147
Later years                                               400
----------------------------------------------------------------
Total minimum lease payments                            1,565
Less amount representing interest                         463
----------------------------------------------------------------
Present value of minimum lease payments                 1,102
Less current portion                                      200
----------------------------------------------------------------
Long-term portion of capital lease obligations         $  902
================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of July 30, 1999:

Fiscal year
2000                                                   $15,344
2001                                                     7,291
2002                                                     5,660
2003                                                     4,363
2004                                                     4,313
Later years                                             48,262
----------------------------------------------------------------
Total                                                  $85,233
================================================================

     Rent expense under operating leases for each of the three fiscal years was:

                          Minimum       Contingent     Total
1999                         $20,343          $726       $21,069
1998                          16,299           779        17,078
1997                          14,163           787        14,950

10.  EMPLOYEE SAVINGS PLAN

     The Company has an employee savings plan, which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company contributed $1,356, $1,250 and $1,188 for fiscal 1999, 1998 and
1997, respectively.

11.  SUBSEQUENT EVENT

Shareholder Rights Plan

On September 7, 1999, the Board of Directors authorized and declared a dividend of one Right on each outstanding share of the Company's $.01 par value Common Stock. Under certain conditions, each Right may be exercised to purchase shares of the Company's $.01 par value Common Stock at an exercise price of $65.00. Each Right will be adjusted under certain circumstances to allow purchase of the Company's Common Stock with a market value equal to twice the $65.00 payment. The Right is evidenced by the Common Stock certificate and automatically trades with the Common Stock certificate. The Right is transferable apart from the Common Stock 10 days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding Common Stock, or 10 business days following the commencement or announcement of an intention to make a tender or exchange offer resulting in beneficial ownership by a person or group exceeding 30% of the Company's outstanding Common Stock.

Once the threshold has been exceeded, or if the Company is acquired in a merger or other business combination transaction, each Right will entitle the holder, other than the acquiring person or group, to purchase at the then current exercise price, stock of the Company or the acquiring company having a market value of twice the exercise price.

Each Right is nonvoting and expires on August 31, 2009, unless redeemed by the Company, at a price of $.01, at any time prior to the public announcement that a person or group has exceeded the threshold.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for fiscal 1999 and 1998 are summarized as follows:


                    1st          2nd          3rd          4th
                  Quarter      Quarter      Quarter      Quarter
1999
Total revenue     $351,496     $367,927     $385,537     $426,665
Gross profit       232,735      228,469      255,957      276,413
Income before
 income taxes       41,415       27,070       23,706       20,647




Net income          26,133       17,083       14,692       12,277
Net earnings per
 share - diluted       .42          .28          .25          .21
-----------------------------------------------------------------
1998
Total revenue     $312,755     $321,790     $317,364     $365,195
Gross profit       206,264      205,154      209,942      245,624
Income before
  income taxes      37,553       32,080       39,154       55,943
Net income          23,733       20,274       24,745       35,384
Net earnings per
 share - diluted       .38          .32          .39          .56
-----------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders' of CBRL Group, Inc.:

We have audited the accompanying consolidated balance sheet of CBRL Group, Inc. and subsidiaries, formerly Cracker Barrel Old Country Store, Inc., (the "Company") as of July 30, 1999 and July 31, 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at July 30, 1999 and July 31, 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 30, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
September 8, 1999