Form 10-K405, Exhibit 13
period 2000-07-28
CBRL GROUP INC
filed 2000-10-26
CIK 1067294

CBRL GROUP, INC.
                         SELECTED FINANCIAL DATA


                                              For each of the fiscal years ended
                                             (In thousands except per share data)


                                July 28,      July 30,       July 31,     August 1,     August 2,
                                2000***       1999****      1998*****       1997          1996
------------------------------------------------------------------------------------------------
OPERATING RESULTS
 Total revenue                  $1,772,712    $1,531,625    $1,317,104    $1,123,851    $943,287
 Cost of goods sold                614,472       538,051       450,120       387,703     324,905
 Gross profit                    1,158,240       993,574       866,984       736,148     618,382
 Labor & other related
  expenses                         645,976       538,348       441,121       378,117     314,157
 Other store operating
  expenses                         294,012       248,208       197,098       162,675     138,701
 Store closing costs*                   --            --            --            --      14,199
 Store operating income            218,252       207,018       228,765       195,356     151,325
 General and administrative         95,289        82,006        63,648        57,798      50,627
 Amortization of goodwill            3,994         2,169           208            --          --
 Operating income                  118,969       122,843       164,909       137,558     100,698
 Interest expense                   24,616        11,324         3,026         2,089         369
 Interest income                       352         1,319         2,847         1,988       2,051
 Income before income taxes         94,705       112,838       164,730       137,457     102,380
 Provision for income taxes         35,707        42,653        60,594        50,859      38,865
 Net income                     $   58,998    $   70,185    $  104,136    $   86,598    $ 63,515

SHARE DATA
 Net earnings per share:
    Basic                       $     1.02    $     1.16    $     1.68    $     1.42    $   1.05
    Diluted                           1.02          1.16          1.65          1.41        1.04
 Dividends per share**          $      .01    $      .02    $      .02    $      .02    $    .02
 Weighted average
  shares outstanding:
    Basic                           57,960        60,329        61,832        60,824      60,352
    Diluted                         58,041        60,610        63,028        61,456      60,811

FINANCIAL POSITION
 Working capital                $  (29,543)   $   (5,803)   $   60,804    $   60,654    $ 23,289
 Total assets                    1,335,023     1,277,781       992,108       828,705     676,379
 Property and equipment-net      1,075,134     1,020,055       812,321       678,167     568,573
 Long-term debt                    292,000       312,000        59,500        62,000      15,500
 Other long-term
  obligations                        1,762           902         1,502         1,302       1,468
 Shareholders' equity              828,970       791,007       803,374       660,432     566,221
------------------------------------------------------------------------------------------------

* Represents charge to close certain stores and other write-offs.
** On November 24, 1999, the Company's Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This new policy is intended to reduce administrative and mailing costs related to dividends.
*** The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000 principally as a result of management changes and the resulting refocused operating priorities. See Note 2 to the Company's Consolidated Financial Statements.
**** The Company acquired Logan's Roadhouse, Inc. on February 16, 1999. See
Note 7 to the Company's Consolidated Financial Statements.
***** The Company acquired Carmine's Prime Meats, Inc. on April 1, 1998. See
Note 7 to the Company's Consolidated Financial Statements.

MARKET PRICE AND DIVIDEND INFORMATION
         The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                         Fiscal Year 2000              Fiscal Year 1999
                   --------------------------    ----------------------------
                       Prices                       Prices
                   -------------    Dividends    -------------      Dividends
Quarter            High      Low      Paid*      High      Low        Paid
-----------------------------------------------------------------------------
First              $15.50    $12.81   $.005      $30.50    $22.13     $.005
Second              14.19      8.13    .005       27.88     20.13      .005
Third               14.00      8.38      --       23.50     16.00      .005
Fourth              15.31     11.88      --       20.50     14.81      .005
=============================================================================

*On November 24, 1999, the Company's Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This new policy is intended to reduce administrative and mailing costs related to dividends.


                              CBRL GROUP, INC.
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
         The following table highlights operating results over the past three fiscal years:

                                                                   Period to Period
                           Relationship to Total Revenue          Increase (Decrease)
                           -----------------------------     ----------------------------
                           2000        1999         1998     2000 vs 1999    1999 vs 1998
-----------------------------------------------------------------------------------------
Net Sales:
  Restaurant                77.8%       76.0%       76.3%     19%             16%
  Retail                    22.2        24.0        23.7       7              18
    Total net sales        100.0       100.0       100.0      16              16
  Franchise fees and
   royalties                  --          --          --     134              --
---------------------------------------------------------
    Total revenue          100.0%      100.0%      100.0%     16              16
Cost of goods sold          34.7        35.1        34.2      14              20
Gross Profit                65.3        64.9        65.8      17              15
Labor & other related
  expenses                  36.4        35.2        33.5      20              22
Other store operating
  expenses                  16.6        16.2        15.0      18              26
Store operating income      12.3        13.5        17.3       5             (10)
General & administrative     5.4         5.4         4.8      16              29
Amortization of Goodwill     0.2         0.1         0.0      84             938
Operating income             6.7         8.0        12.5      (3)            (26)
Interest expense             1.4         0.7         0.2     117             274
Interest income               --         0.1         0.2     (73)            (54)
Income before income taxes   5.3         7.4        12.5     (16)            (32)
Provision for income taxes   2.0         2.8         4.6     (16)            (30)
Net income                   3.3         4.6         7.9     (16)            (33)
---------------------------------------------------------------------------------

         The following table highlights comparable store sales* results over the past two fiscal years:

                       Cracker Barrel Old Country Store           Logan's Roadhouse
                      Period to Period Increase(Decrease)     Period to Period Increase
---------------------------------------------------------------------------------------
                       2000 vs 1999        1999 vs 1998             2000 vs 1999
                       (326 Stores)        (283 Stores)              (25 stores)
                      -----------------------------------     -------------------------
Restaurant                  1%                 (3)%                      3%
Retail                     (2)                  2                        --
Restaurant & retail         0                  (2)                       3%
---------------------------------------------------------------------------------------

*Comparable store sales consist of sales of stores open six full quarters at the beginning of the fiscal year.

         All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended July 28, 2000, are forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of CBRL Group, Inc. to differ materially from those expressed or implied by these statements. Factors which will affect actual results include, but are not limited to: the effects of increased competition at Company locations on sales and labor recruiting, cost and retention; the ability of the Company to recruit, train and retain qualified restaurant hourly and management employees; the availability and costs of acceptable sites for development; the acceptance of the Company's concepts as the Company continues to expand into new geographic regions; the results of pending, threatened or future litigation; commodity price increases; adverse general economic conditions; changes in interest rates affecting the Company's financing costs; adverse weather conditions; changes in or implementation of additional governmental rules and regulations affecting wage and hour matters, health and safety, pensions and insurance; other undeterminable areas of government actions or regulations; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications.


                              CBRL GROUP, INC.

         CBRL Group, Inc. acquired Logan's Roadhouse, Inc. ("Logan's") on February 16, 1999 in the third quarter of the Company's prior fiscal year, and, therefore, results for the fiscal year ended July 28, 2000 are not directly comparable to the fiscal year ended July 30, 1999. The acquisition of Logan's was additive to the Company's net income for the fiscal year ended July 28, 2000 compared with the prior year.
         The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000 principally as a result of management changes and the resulting refocused operating priorities. These charges consisted of $3,887 for the write-down of certain Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") properties no longer expected to be used for future development and for Cracker Barrel's test, retail-only mall store in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 (see Note 2 to the Company's Consolidated Financial Statements), $1,955 for severance and related expenses for a total of 20 corporate employees, including 18 at Cracker Barrel, and $2,750 for other charges primarily consisting of the future minimum lease payments on certain properties no longer expected to be used for future development, the write-down of certain abandoned property, inventory write-downs related to the closing of Cracker Barrel' s test, outlet store and other contractual obligations. These charges affect line items on the Company's Condensed Consolidated Statement of Income in dollars and as a percent of total revenue for the fiscal year ended July 28, 2000, respectively, as follows: Cost of goods sold $205, 0.0%; Other store operating expenses $5,609, 0.3%; and General and Administrative $2,778, 0.2%. As of July 28, 2000, substantially all of the amounts previously recorded have been paid or settled with no changes from the original estimates.
         Cracker Barrel comparable store restaurant sales increased 1% in fiscal 2000 versus the comparable 52 weeks of fiscal 1999. Comparable store restaurant sales decreased 3% for the comparable 52 weeks of fiscal 1999 versus fiscal 1998. The increase in comparable store sales growth from fiscal 1999 to fiscal 2000 was primarily due to the increases in customer traffic of approximately 1%.
         Cracker Barrel comparable store retail sales decreased 2% in fiscal 2000 versus the comparable 52 weeks of fiscal 1999. Comparable store retail sales increased 2% for the comparable 52-week period in fiscal 1999 versus fiscal 1998. The comparable store retail sales decline from fiscal 1999 to fiscal 2000 was primarily due to the reduced availability of certain popular retail items for which there were stronger sales in fiscal 1999.
         In fiscal 2000 total net sales (restaurant and retail) in the 326 Cracker Barrel comparable stores averaged $3,852. Restaurant sales were 75.9% of total net sales in the comparable 326 stores in fiscal 2000 and 75.3% in fiscal 1999.
         Total revenue, which increased 16% in both fiscal 2000 and 1999, respectively, benefited from the opening of 30, 40 and 50 new Cracker Barrel stores in fiscal 2000, 1999 and 1998, respectively, the opening of 12 and 13 new company-operated Logan's restaurants in fiscal 2000 and 1999, respectively, and the acquisitions of Logan's in February 1999 and Carmine Giardini's Gourmet Market and La Trattoria Ristorante ("Carmine's") in April 1998. (See Note 7 to the Company's Consolidated Financial Statements.)
         Cost of goods sold as a percentage of total revenue decreased in fiscal 2000 to 34.7% from 35.1% in 1999. This decrease was primarily due to a decrease in markdowns of retail merchandise versus the prior year, lower retail shrinkage versus the prior year, an increased mix of restaurant sales, which have a lower cost of goods than retail sales, the benefit to cost of goods sold from the inclusion of Logan's, which has a lower cost of goods as a percentage of total revenue than Cracker Barrel, improved food cost management in the Cracker Barrel stores and lower dairy prices. These decreases were partially offset by commodity cost pressure in pork and beef and lower initial retail mark-ons. Additionally, the Company had $205 in charges to cost of goods sold related to management's decision during the second quarter of fiscal 2000 to close Cracker Barrel's test, outlet store. Food cost as a percentage of net restaurant sales in fiscal 2000 increased slightly from fiscal 1999 primarily due to increases in pork and beef and the inclusion of Logan's, which has higher cost of goods as a percentage of net restaurant sales than Cracker Barrel. These increases to food cost as a percentage of net restaurant sales were partially offset by decreases in dairy prices and improved food cost management in the Cracker Barrel stores.

                              CBRL GROUP, INC.

         Cost of goods sold as a percentage of total revenue increased in fiscal 1999 to 35.1% from 34.2% in 1998. This increase was primarily due to a significant increase in markdowns of retail merchandise versus the prior year, higher retail shrinkage versus the prior year and an increased mix of retail sales, which have a higher cost of goods than restaurant sales. These increases were partially offset by the benefit to cost of goods sold from the inclusion of Logan's, which has lower cost of goods sold as a percentage of total revenue than Cracker Barrel. Food cost as a percentage of net restaurant sales in fiscal 1999 increased slightly from fiscal 1998 primarily due to increases in dairy prices. These increases were partially offset by the net benefit to cost of goods sold from a menu price increase of approximately 4% at Cracker Barrel in May 1998, and menu price decreases of approximately 1% and 3% at Cracker Barrel in September 1998 and March 1999, respectively.
         Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 36.4%, 35.2% and 33.5% in fiscal 2000, 1999 and 1998, respectively. The year to year increase in fiscal 2000 versus fiscal 1999 was primarily due to non-tipped, hourly wage inflation in Cracker Barrel and Logan's stores of approximately 6%, increases in Cracker Barrel's field management salary structure to attract and retain quality store managers, increased staffing levels at Cracker Barrel stores versus the prior year, increased bonus payouts under the Cracker Barrel store-level bonus programs and increases in group health costs and workers compensation insurance costs at Cracker Barrel stores. These increases were partially offset by improved hourly labor efficiency at Cracker Barrel stores and the benefit to labor from adding Logan's, which has lower labor costs as a percentage of total revenue than Cracker Barrel.
         The year to year increase in labor and related expenses in fiscal 1999 versus fiscal 1998 was primarily due to increased Cracker Barrel restaurant labor hours to improve guest service, non-tipped hourly wage inflation at Cracker Barrel stores of approximately 4%, increases in Cracker Barrel's field management salary structure to attract and retain quality store managers, and increased group health costs. These increases were partially offset by lower bonus payouts under the Cracker Barrel store-level bonus program and the benefit to labor expense from adding Logan's, which has lower labor costs as a percentage of revenue than Cracker Barrel.
         Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 16.6%, 16.2% and 15.0% in fiscal 2000, 1999 and 1998, respectively. The year to year increase in fiscal 2000 versus fiscal 1999 was primarily due to charges in the second quarter of fiscal 2000 of $5,609, consisting primarily of impairment losses of $3,887 (see Note 2 to the Company's Consolidated Financial Statements). Additionally, this increase was due to the inclusion of Logan's, which has higher other store operating expenses as a percentage of total revenue than Cracker Barrel. These increases were partially offset due to lower advertising spending at the Cracker Barrel concept.
         The year to year increase in other store operating expenses in fiscal 1999 versus fiscal 1998 was primarily due to incremental Cracker Barrel advertising expense, which resulted from increased television and radio advertising and other general advertising programs, higher Cracker Barrel store maintenance costs, the effect of lower sales volumes on fixed costs as a percentage of total revenue at Cracker Barrel and the inclusion of Logan's, which has higher other store operating expenses as a percentage of total revenue than Cracker Barrel.
         General and administrative expenses as a percentage of total revenue were 5.4%, 5.4% and 4.8% in fiscal 2000, 1999 and 1998, respectively.
General and administrative expenses as a percentage of total revenue were unchanged from fiscal 1999 to fiscal 2000 primarily due to an increase in corporate bonus accruals versus the prior year and $2,778 in second quarter fiscal 2000 charges, consisting primarily of severance and related expenses (see Note 2 to the Company's Consolidated Financial Statements) offset by the inclusion of Logan's, which has lower general and administrative expenses as a percentage of total revenue than Cracker Barrel and improved volume.
         The year to year increase in general and administrative expenses as a percentage of total revenue in fiscal 1999 versus fiscal 1998 was primarily due to higher Cracker Barrel manager trainee costs to hire and train quality store managers, the increased general and administrative expenses from the acquisitions of Logan's in February 1999 and Carmine's in April 1998 and the costs related to the holding company formation (see Note 1 to the Company's Consolidated Financial Statements). These increases were partially offset by the decrease in corporate bonus accruals versus fiscal 1998.

                              CBRL GROUP, INC.

         Interest expense increased in fiscal 2000 to $24,616 from $11,324 in fiscal 1999 and $3,026 in fiscal 1998. The increase from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 was primarily due to the Company's drawing on its bank revolving credit facility to finance the Logan's acquisition and the repurchase of stock.
         Interest income decreased to $352 in fiscal 2000 from $1,319 in fiscal 1999 and $2,847 in fiscal 1998. The primary reason for the decrease was lower average funds available for investment.
         Provision for income taxes as a percent of pretax income was 37.7% for fiscal 2000, 37.8% for fiscal 1999 and 36.8% for fiscal 1998. The primary reason for the decrease in the tax rate from fiscal 1999 to fiscal 2000 was the increase in employer tax credits for FICA taxes paid on tip income. The primary reason for the increase in the tax rate in fiscal 1999 from fiscal 1998 was the non-deductibility of the amortization of goodwill and costs related to the acquisition of Logan's in February 1999.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
         The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities, Deferral of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," in the first quarter of fiscal 2001. The effect of adopting these statements did not have a material effect on the Company's consolidated financial statements. On December 3, 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Its effective date was subsequently amended by the SEC through the issuance of SAB Nos. 101A and 101B. SAB No. 101 must now be adopted by the fourth quarter of fiscal years beginning after December 15, 1999. SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the adoption of SAB No. 101 to have a material effect on its consolidated financial statements. (See Note 2 to the Company's Consolidated Financial Statements.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
         INTEREST RATE RISK. With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of October 27, 2000, the Company has in place a $320 million bank credit facility, which matures December 31, 2003.
A portion of that facility, a $270 million revolver, bears interest at a percentage point spread from LIBOR based on the Company's ratio of lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense), adjusted quarterly. As of July 28, 2000, the Company had $242 million outstanding under the revolver at interest rates ranging from 8.38% to 9.50%. The remaining portion of the bank credit facility is a $50 million 5-year term loan bearing interest at LIBOR plus the Company's credit spread, adjusted quarterly. As of July 28, 2000, the Company's interest rate on the $50 million term loan was 8.59%. The Company's credit spread on its bank credit facility decreased by 25 basis points on July 31, 2000 due to the Company's improving financial ratios. The Company's credit spread will decrease by an additional 25 basis points on October 30, 2000. The maturity payments for the Company's bank facility are as follows: the $50 million term loan is due December 1, 2001 and any amounts outstanding under the revolving credit facility ($242 million as of July 28, 2000) are due December 31, 2003. The weighted average interest rates through the expected maturity dates for the Company's term loan and revolving credit facility are 8.34% and 8.93%, respectively, based on the Company's current credit spread of 1.5%. While changes in LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the $50 million term loan and the $242 million outstanding under the revolving credit facility approximates carrying value as of July 28, 2000.

                             CBRL GROUP, INC.

         COMMODITY PRICE RISK. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Three food categories (beef, poultry and pork) account for the largest shares of the Company's food purchases at approximately 14%, 14% and 12% each, respectively. Other items affected by the commodities markets, such as dairy, produce and coffee, may each account for as much as 10% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company. The Company does not use financial instruments to hedge commodity prices. However, the Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies, would not be material.

LIQUIDITY AND CAPITAL RESOURCES
     The Company's cash generated from operating activities was $160,247 in fiscal 2000. Most of this cash was provided by net income adjusted by depreciation and amortization. Decreases in prepaid expenses and increases in taxes withheld and accrued, income taxes payable, accrued employee compensation, accrued employee benefits, other accrued expenses, other long-term obligations and deferred income taxes were partially offset by increases in inventories, receivables and other assets.
     Capital expenditures were $138,032 in fiscal 2000. Land purchases and costs of new stores accounted for substantially all of these expenditures.
     The Company's internally generated cash along with cash balances at July 30, 1999 were sufficient to finance repurchase of stock and new store growth of its Cracker Barrel, Logan's and Carmine's concepts in fiscal 2000.
         On February 26, 1999, the Company announced that the Board of Directors had authorized the repurchase of up to an additional 3 million shares of the Company's common stock. This authorization increased the Company's combined share repurchase programs to a total of approximately 10% of the approximately 60 million shares then outstanding. The purchases were made from time to time in the open market at prevailing market prices. The Company began repurchases under this second authorization upon completion of the first 3 million share repurchase program in March 1999. At the beginning of fiscal 2000, the Company had remaining authorization to repurchase 2,032,500 shares, and it recommenced repurchase activity in the third fiscal quarter. As of July 28, 2000, the Company completed the purchase of all of the remaining 2,032,500 shares authorized by the Board of Directors for $21,104 or an average of $10.38 per share.
         The Company estimates that its capital expenditures for fiscal 2001 will be approximately $93,000, substantially all of which will be land purchases and the construction of 15 new Cracker Barrel stores and 13 new Logan's restaurants, including one replacement for a unit destroyed by fire in fiscal 2000.


                           CBRL GROUP, INC.

         On February 16, 1999, the Company completed its merger and acquisition of Logan's Roadhouse, Inc. for $24 cash per share or approximately $188,039, excluding transaction costs. (See Note 7 to the Company's Consolidated Financial Statements.) In order to finance this acquisition and the Company's additional 3 million share repurchase authorization, the Company refinanced its $50,000 term loan and $75,000 revolving credit facility, which increased the credit spreads. The credit spread increase was primarily due to changes in the credit markets as compared to the credit spread environment when the Company entered into the $125,000 bank credit facility. As part of the February 16, 1999 bank facility refinancing, the Company increased the total bank credit facility to $350,000 from $125,000. On October 1, 1999, the Company increased its bank revolving credit facility an additional $40,000. As of July 28, 2000, the Company's credit spread on its term loan and revolving credit facility was 1.75%. Due to the Company's improving financial ratios, the Company's credit spread decreased by 0.25% as of the beginning of the first quarter of fiscal 2001 and will decrease an additional 0.25% as of the beginning of the second quarter of fiscal 2001. On July 31, 2000, subsequent to its fiscal year end, the Company completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel Old Country Store units. Under the transaction, the land, buildings and improvements at the locations were sold for net consideration of $138,280 and have been leased back for an initial term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowings under the Company's revolving credit facility, and the commitment under that facility was reduced by $70,000 to $270,000. (See Note 13 to the Company's Consolidated Financial Statements.) During fiscal 2000 the Company paid off the remaining $7,000 balance on its 9.53% Senior Notes three years early and made net payments of $13,000 to reduce its revolving credit facility with excess available cash beyond its funding needs to complete its share repurchase program and to continue the expansion of its various concepts.
         Management believes that cash balances at July 28, 2000, along with cash generated from the Company's operating activities, will be sufficient to finance its continued operations and its continued expansion plans through fiscal 2001. The Company has approximately $110,000 available under its revolving credit facility following the completion of the sale-leaseback transaction. The Company estimates that it will generate excess cash of approximately $70,000 which it intends to use to reduce borrowings under the revolving credit facility in fiscal 2001 and/or for additional share repurchases upon Board of Directors approval. The Company's principal criteria for share repurchases are that they be accretive to earnings per share and that they do not unfavorably affect the Company's investment grade debt rating.

EMPLOYMENT LITIGATION
         As more fully discussed in Note 10 to the Consolidated Financial Statements, the Company is defendant in two lawsuits, one of which has been provisionally certified as a class action. The Company believes it has substantial defenses in these actions and intends to defend each of them vigorously. There currently is no provision for any potential liability with respect to this litigation in the Consolidated Financial Statements. If there were to be an unfavorable outcome in either of these cases, the Company's results of operations, financial position and liquidity could be materially and adversely affected.



                            CBRL GROUP, INC.

                       CONSOLIDATED BALANCE SHEET

                                       (In thousands except share data)
                                           JULY 28,        JULY 30,
ASSETS                                      2000            1999
-----------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents               $    13,865     $    18,262
Receivables                                  11,570           8,935
Inventories                                 107,377         100,455
Prepaid expenses                              6,916           8,041
Deferred income taxes                         4,307           2,457
-----------------------------------------------------------------------
Total current assets                        144,035         138,150
-----------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
Land                                        299,709         283,245
Buildings and improvements                  656,038         601,326
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              301,907         275,047
Leasehold improvements                       68,688          53,394
Construction in progress                     20,168          31,659
-----------------------------------------------------------------------
Total                                     1,349,799       1,247,960
Less:  Accumulated depreciation and
       amortization of capital leases       274,665         227,905
-----------------------------------------------------------------------
Property and equipment-net                1,075,134       1,020,055
-----------------------------------------------------------------------
Goodwill - net                              107,253         111,246
Other Assets                                  8,601           8,330
-----------------------------------------------------------------------
Total                                    $1,335,023      $1,277,781
=======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                         $   62,377      $   67,286
Current maturities of long-term debt
  and other long-term obligations               200           2,700
Taxes withheld and accrued                   28,378          23,577
Income taxes payable                         13,435           2,211
Accrued employee compensation                37,180          22,632
Accrued employee benefits                    23,329          17,641
Other accrued expenses                        8,679           7,906
----------------------------------------------------------------------
Total current liabilities                   173,578         143,953
----------------------------------------------------------------------
Long-term Debt                              292,000         312,000
----------------------------------------------------------------------
Other Long-term Obligations                   1,762             902
----------------------------------------------------------------------
Deferred Income Taxes                        38,713          29,919
----------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 10)
SHAREHOLDERS' EQUITY:
Preferred stock - 100,000,000 shares of
 $.01 par value authorized; no shares
 issued                                          --              --
Common stock - 400,000,000 shares of $.01
 par value authorized; 2000 - 62,668,349
 shares issued and 56,668,349 shares
 outstanding; 1999 - 62,595,662 shares
 issued and 58,628,162 shares outstanding       627             626
Additional paid-in capital                  284,429         283,724
Retained earnings                           648,489         590,128
-----------------------------------------------------------------------
                                            933,545         874,478
Less treasury stock, at cost, 6,000,000
 and 3,967,500 shares, respectively        (104,575)        (83,471)
-----------------------------------------------------------------------
Total shareholders' equity                  828,970         791,007
-----------------------------------------------------------------------
Total                                    $1,335,023      $1,277,781
=======================================================================

See notes to consolidated financial statements.

                           CBRL GROUP, INC.

                   CONSOLIDATED STATEMENT OF INCOME

                                           Fiscal years ended
                                   (In thousands except per share data)
                                  July 28,      July 30,        July 31,
                                   2000          1999            1998
------------------------------------------------------------------------
Net sales:
 Restaurant                     $1,378,753    $1,163,213     $1,004,702
 Retail                            393,293       368,127        312,402
------------------------------------------------------------------------
  Total net sales                1,772,046     1,531,340      1,317,104
Franchise fees and royalties           666           285             --
------------------------------------------------------------------------
  Total revenue                  1,772,712     1,531,625      1,317,104
Cost of goods sold                 614,472       538,051        450,120
------------------------------------------------------------------------
Gross profit                     1,158,240       993,574        866,984
Labor & other related expenses     645,976       538,348        441,121
Other store operating expenses     294,012       248,208        197,098
------------------------------------------------------------------------
Store operating income             218,252       207,018        228,765
General and administrative          95,289        82,006         63,648
Amortization of goodwill             3,994         2,169            208
------------------------------------------------------------------------
Operating income                   118,969       122,843        164,909
Interest expense                    24,616        11,324          3,026
Interest income                        352         1,319          2,847
------------------------------------------------------------------------
Income before income taxes          94,705       112,838        164,730
Provision for income taxes          35,707        42,653         60,594
------------------------------------------------------------------------
Net income                      $   58,998    $   70,185     $  104,136
========================================================================
Net earnings per share - basic  $     1.02    $     1.16     $     1.68
========================================================================
Net earnings per share-diluted  $     1.02    $     1.16     $     1.65
========================================================================

See notes to consolidated financial statements.


                             CBRL GROUP, INC.

        CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                           (In thousands except per share data)
                                      Additional                                Total
                               Common   Paid-In  Retained      Treasury      Shareholders'
                               Stock    Capital  Earnings       Stock           Equity
------------------------------------------------------------------------------------------
Balances at August 1, 1997    $30,533  $211,850  $418,049             --      $660,432
 Cash dividends - $.020 per
  share                            --        --    (1,287)            --        (1,287)
 Exercise of stock options        576    24,677        --             --        25,253
 Tax benefit realized upon
  exercise of stock options        --     4,340        --             --         4,340
 Issuance of stock for
  Acquisition                     131    10,369        --             --        10,500
 Net income                        --        --   104,136             --       104,136
-----------------------------------------------------------------------------------------
Balances at July 31, 1998      31,240   251,236   520,898             --       803,374
 Cash dividends - $.015 per
  share                            --        --      (955)            --          (955)
 Exercise of stock options         21     1,244        --             --         1,265
 Tax benefit realized upon
  exercise of stock options        --       609        --             --           609
 Purchases of treasury stock       --        --        --     $  (83,471)      (83,471)
 Reduction in par value of
  common stock                (30,635)   30,635        --             --            --
 Net income                        --        --    70,185             --        70 185
-----------------------------------------------------------------------------------------
Balances at July 30, 1999         626   283,724   590,128        (83,471)      791,007
 Cash dividends - $.010 per
  share                            --        --      (637)           --           (637)
 Exercise of stock options          1       529        --            --            530
 Tax benefit realized upon
  exercise of stock options        --       176        --            --            176
 Purchases of treasury stock       --        --        --       (21,104)       (21,104)
 Net income                        --        --    58,998            --         58,998
-----------------------------------------------------------------------------------------
Balances at July 28, 2000     $   627  $284,429  $648,489     $(104,575)      $828,970
=========================================================================================

See notes to consolidated financial statements.

                          CBRL GROUP, INC.

                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                        Fiscal years ended
                                                          (In thousands)
                                                 July 28,    July 30,     July 31,
                                                   2000        1999         1998
-----------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                     $ 58,998    $ 70,185     $104,136
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                 65,218      53,838       43,434
     Loss(gain)on disposition of property
       and equipment                                  664        (259)         227
     Impairment loss                                3,887          --           --
     Tax benefit realized upon
       exercise of stock options                      176         609        4,340
   Changes in assets and liabilities,
    net of effects from acquisition:
     Receivables                                   (2,635)     (2,270)        (356)
     Inventories                                   (6,922)     (8,083)     (17,901)
     Prepaid expenses                               1,125      (1,516)        (725)
     Other assets                                    (427)     (5,814)      (1,109)
     Accounts payable                              (4,909)     25,104       10,196
     Taxes withheld and accrued                     4,801       3,316        3,640
     Income taxes payable                          11,224         798       (1,780)
     Accrued employee compensation                 14,548      (2,759)       1,818
     Accrued employee benefits                      5,688       5,754        1,860
     Other accrued expenses                           773      (1,256)       1,345
     Other long-term obligations                    1,094          --           --
     Deferred income taxes                          6,944       3,886        6,013
--------------------------------------------------------------------------------------
  Net cash provided by
    operating activities                          160,247     141,533      155,138
--------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from maturities of
    short-term investments                             --          --        1,666
  Purchase of property and
    equipment                                    (138,032)   (164,718)    (180,599)
  Cash paid for acquisition, net
    of cash acquired                                   --    (182,392)      (1,886)
  Proceeds from sale of property and
    equipment                                      17,333       3,383        3,141
--------------------------------------------------------------------------------------
  Net cash used in investing
    activities                                   (120,699)   (343,727)    (177,678)
--------------------------------------------------------------------------------------


Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                 444,500     355,000           --
  Proceeds from exercise of
   stock options                                      530       1,265        25,253
  Principal payments under
   long-term debt and other
   long-term obligations                         (467,234)   (113,976)       (3,766)
   Treasury stock purchases                       (21,104)    (83,471)           --
  Dividends on common stock                          (637)       (955)       (1,287)
-------------------------------------------------------------------------------------
  Net cash (used in) provided by
   financing activities                           (43,945)    157,863        20,200
-------------------------------------------------------------------------------------
  Net decrease in cash
   and cash equivalents                            (4,397)    (44,331)       (2,340)
  Cash and cash equivalents,
   beginning of year                               18,262      62,593        64,933
-------------------------------------------------------------------------------------
  Cash and cash equivalents,
   end of year                                   $ 13,865    $ 18,262      $ 62,593
=====================================================================================

Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
    Interest                                     $ 26,500    $ 11,742      $  4,748
    Income taxes                                   19,333      37,846        52,690

Supplemental schedule of noncash investing and financing activities:
   On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of
   $24 per share or approximately $188,039.  In conjunction with the acquisition, liabilities were assumed as follows:
     Fair value of assets acquired               $109,367
     Goodwill                                     101,172
Cash paid for the capital stock                  (188,039)
----------------------------------------------------------
       Liabilities assumed                       $ 22,500
==========================================================

   On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of
  $2,500 and common stock of $10,500.
     In conjunction with the acquisition, liabilities were assumed as follows:
       Fair value of assets acquired             $  1,185
       Goodwill                                    12,450
       Cash paid for the capital stock             (2,500)
Common stock issued for the capital stock         (10,500)
----------------------------------------------------------
       Liabilities assumed                       $    635
==========================================================

See notes to consolidated financial statements.

                            CBRL GROUP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands except share and per share data)

1.  DESCRIPTION OF THE BUSINESS
     CBRL Group, Inc. and its subsidiaries (the "Company") are principally engaged in the operation and development of the Cracker Barrel Old Country Store(R), Logan's Roadhouse(R) and Carmine Giardini's Gourmet Market and La Trattoria Ristorante(TM) concepts. CBRL Group, Inc. Common Stock is traded on the Nasdaq Stock Market (National Market) under the symbol CBRL.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     FISCAL YEAR - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise.
     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
     CASH AND CASH EQUIVALENTS - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     INVENTORIES - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Cost of retail inventory is determined by the retail inventory method.
     START-UP COSTS - The Company adopted Statement of Position ("SOP" ) 98-5, "Reporting of the Costs of Startup Activities", during the first quarter of fiscal 2000. This SOP requires the Company to expense the start-up costs of a new store when incurred rather its previous practice of expensing the costs when the store opened. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements.
     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                             Years
------------------------------------------------------------------
Buildings and improvements                                    3-35
Buildings under capital leases                               15-25
Restaurant and other equipment                                3-10
Leasehold improvements                                        3-39
------------------------------------------------------------------

     Accelerated depreciation methods are generally used for income tax purposes.
     Interest is capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Costs." Capitalized interest was $1,511, $1,827 and $1,955 for fiscal years 2000, 1999 and 1998, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates long-lived assets and certain identifiable intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a store by store basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2000, the Company's other store operating expense included impairment losses of $3,887 related to impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These impairment losses consisted of certain Cracker Barrel properties no longer expected to be used for future development and for Cracker Barrel's test, retail-only mall store.
     ADVERTISING - The Company generally expenses the costs of producing and communicating advertising the first time the advertising takes place. Net advertising expense was $37,225, $41,230 and $30,484 for the fiscal years 2000, 1999 and 1998, respectively.
     INSURANCE - The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, and property coverages. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, current earnings are charged or credited.


                             CBRL GROUP, INC.

     GOODWILL - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized, on a straight-line basis over the estimated future periods to be benefited (20-30 years). On an annual basis the Company reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $6,370 and $2,376 at July 28, 2000 and July 30, 1999, respectively.
     INCOME TAXES - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 8.)
     EARNINGS PER SHARE - The Company accounts for earnings per share in accordance with SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares. Weighted average basic shares were 57,959,646, 60,328,593 and 61,832,435 for 2000, 1999 and 1998, respectively. Weighted average diluted shares were 58,041,290, 60,610,288 and 63,027,542 for 2000,
1999 and 1998, respectively.
     COMPREHENSIVE INCOME - The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income."
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 2000, 1999 and 1998 is equal to net income as reported.
     STOCK-BASED COMPENSATION - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.(See
Note 6.)
     SEGMENT REPORTING - The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. The Company primarily operates restaurants under the Cracker Barrel Old Country Store(R) and Logan's Roadhouse(R) brands. These two brands have similar investment criteria, customer demographics and economic and operating characteristics. Therefore, the Company has one reportable operating segment.(See Note 9.)
     USE OF ESTIMATES - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
     RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, but was subsequently amended by SFAS Nos. 137 and 138. These statements specify how to report and display derivative instruments and hedging activities and are effective for fiscal years beginning after June 15, 2000. The Company adopted these statements in the first quarter of fiscal 2001. The adoption of these statements did not have a material effect on the Company's consolidated financial statements. On December 3, 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Its effective date was subsequently amended by the SEC through the issuance of SAB Nos. 101A and 101B. SAB No. 101 must now be adopted by the fourth quarter of fiscal years beginning after December 15, 1999. SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the adoption of SAB No. 101 to have a material effect on its consolidated financial statements.
     RECLASSIFICATIONS - Certain reclassifications have been made in the fiscal 1999 and 1998 consolidated financial statements to conform to the classifications used in fiscal 2000.


                             CBRL GROUP, INC.

3.  INVENTORIES

    Inventories were composed of the following at:

                                                  July 28,          July 30,
                                                    2000              1999
----------------------------------------------------------------------------
Retail                                           $ 81,200           $ 77,662
Restaurant                                         16,083             14,522
Supplies                                           10,094              8,271
----------------------------------------------------------------------------
Total                                            $107,377           $100,455
============================================================================

4.  DEBT

     Long-term debt consisted of the following at:

                                                  July 28,         July 30,
                                                    2000             1999
---------------------------------------------------------------------------
Term Loan payable on or before
 December 1, 2001 (8.59% at July 28, 2000
 and 7.11% at July 30, 1999)                      $ 50,000         $ 50,000
Revolving Credit Facility payable on or before
 December 31, 2003 (rates ranging from 8.38% to
 9.50% at July 28, 2000 and 6.07% to 6.58% at
 July 30, 1999)                                    242,000          255,000
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000
 due January 15, 2003                                   --            9,500

Less current maturities                                 --            2,500
---------------------------------------------------------------------------
Long-term debt                                    $292,000         $312,000
===========================================================================

     The financial covenants related to the Term Loan and the Revolving Credit Facility require that the Company maintain an interest coverage ratio of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio not to exceed 0.4 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio not to exceed 2.5 to 1.0. At July 28, 2000 and July 30, 1999, the Company was in compliance with all covenants.
     The aggregate maturities of long-term debt subsequent to July 28, 2000 are as follows (see Note 13):

Fiscal year
---------------------------------------------------------------------------
2001                                                       $     --
2002                                                         50,000
2003                                                             --
2004                                                        242,000
---------------------------------------------------------------------------
Total                                                      $292,000
===========================================================================

5.  COMMON STOCK
      During fiscal 1999 and 1996 the Board of Directors granted certain executive officers upon their employment a total of 25,000 and 37,000 restricted shares, respectively which vest over five years. In fiscal 1999 another executive officer was granted 4,100 restricted shares which vest over three years. In fiscal 2000 two executive officers were granted a total of 39,000 restricted shares which vest over five years. One of the executive officers hired in fiscal 1996 left the Company in fiscal 1999 and forfeited 12,800 restricted shares. The executive officer hired in fiscal 1999 left the Company in fiscal 2000 and forfeited 20,000 restricted shares. The Company's compensation expense for these restricted shares was $70, $135 and $150 in fiscal 2000, 1999 and 1998, respectively. The fair value of the restricted shares granted during fiscal 2000 was $12.33 per share.

6.  STOCK OPTION PLANS
         The Company's employee stock option plans are administered by the Compensation and Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board of Directors and consist of members of the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.
         On May 25, 2000, the Board of Directors approved a new stock option plan for employees who are not officers or directors of the Company. The new plan is known as the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan"). The Committee is currently authorized to grant options to purchase an aggregate of 2,000,000 shares of the Company's common stock under the Employee Plan. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options are generally intended to become exercisable each year on a



                              CBRL GROUP, INC.

cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and to be non-transferable. At July 28, 2000, there were no shares granted under the Employee Plan.
         As of July 28, 2000, the Committee is authorized to grant options to purchase an aggregate of 19,525,702 shares of the Company's common stock, including the 2,000,000 shares under the Employee Plan. At July 28, 2000, there were 3,582,319 shares of unissued common stock reserved for issuance under all employee stock option plans. The option price per share under the employee stock option plans must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options are generally exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. During fiscal 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals), expire six months after vesting and are non-transferable.
      In fiscal 1989, the Board of Directors adopted the 1989 Non-employee Plan ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the board. An aggregate of 1,518,750 shares of the Company's common stock is authorized to be issued under this plan.
Due to the overall plan limit, no shares have been granted under this plan since fiscal 1994.

         A summary of the status of the Company's stock option plans for fiscal 2000, 1999 and 1998, and changes during those years is presented below:

(Shares in thousands)           2000                    1999                     1998
-----------------------------------------------------------------------------------------------
                                    Weighted-               Weighted-                 Weighted-
                                     Average                 Average                   Average
Fixed Options              Shares     Price       Shares      Price        Shares       Price
-----------------------------------------------------------------------------------------------
Outstanding at
 beginning of year         7,714    $23.94        5,816     $24.18         5,647      $21.90
Granted                    3,253     13.85        2,888      23.24         1,601       31.00
Exercised                    (67)     7.04         (107)     10.82        (1,146)      22.40
Forfeited or canceled     (1,270)    22.12         (883)     24.83          (286)      24.40
-----------------------------------------------------------------------------------------------
Outstanding at
 end of year               9,630     20.89        7,714      23.94         5,816       24.18
Options exercisable
 at year-end               5,075     23.56        3,867      23.04         3,453       21.76
===============================================================================================
Weighted-average fair
 value per share of
 options granted
 during the year                    $ 6.65                  $10.32                     $12.89

         The following table summarizes information about fixed stock options outstanding at July 28, 2000:

(Shares in thousands)
                                     Options Outstanding               Options Exercisable

                    Number     Weighted-Average      Weighted-        Number       Weighted-
   Range of       Outstanding     Remaining           Average       Exercisable     Average
Exercise Prices   at 7/28/00   Contractual Life    Exercise Price   at 7/28/00   Exercise Price
-----------------------------------------------------------------------------------------------
$ 5.09 - 10.00        228            2.52              $ 7.03            185        $ 6.42
 10.01 - 20.00      4,495            8.03               15.42          1,344         18.20
 20.01 - 30.00      3,818            5.65               25.27          2,820         25.33
 30.01 - 31.75      1,089            7.16               31.01            726         31.01
------------------------------------------------------------------------------------------
$ 5.09 - 31.75      9,630            6.86               20.89          5,075         23.56
===========================================================================================

     Had the fair value of options granted under these plans beginning in fiscal 1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            2000      1999     1998
-------------------------------------------------------------------------------------------
Net income:
   As reported                            $58,998   $70,185  $104,136
   Pro forma                               46,792    58,831    95,442
Net earnings per share:
   As reported - diluted                     1.02      1.16     1.65
   Pro forma - diluted                        .81       .97     1.51
===========================================================================================

                              CBRL GROUP, INC.

         The pro forma effect on net income for 2000, 1999 and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2000, 1999 and 1998: dividend yield of 0.2%, 0.1% and 0.1%, respectively; expected volatility of 40, 38 and 36 percent, respectively; risk-free interest rate ranges of 6.0% to 6.7%, 4.5% to 5.9% and 5.8% to 6.0%; and expected lives of six, six and five years, respectively.
         The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7.  ACQUISITIONS
     On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of approximately $188,039, excluding transaction costs. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $101,172 and has been recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life, 30 years. The amount of goodwill amortization in 2000 and 1999 were $3,372 and $1,546, respectively.
     The net purchase price was allocated as follows:

--------------------------------------------------------------------------
Current assets, net of cash acquired                             $  3,329
Property and equipment                                             97,621
Other assets                                                          286
Goodwill                                                          101,172
Liabilities assumed                                               (20,016)
--------------------------------------------------------------------------
Purchase price, net of cash received                             $182,932
==========================================================================

     The operating results of this acquired business have been included in the consolidated statement of income from the date of acquisition. On the basis of a proforma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1998 rather than at February 16, 1999, consolidated revenue, pretax income, net income and earnings per share would not have been materially different from the reported amounts for fiscal 1998 and 1999 and are shown in the table below. Such proforma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1998.

                                               Fiscal years ended
                                       July 30, 1999        July 31, 1998
--------------------------------------------------------------------------
Consolidated revenue                    $1,583,628           $1,399,225
Pretax income                              111,577              161,330
Net income                                  68,767              100,746
Earnings per share:
 Basic                                       $1.14                $1.63
 Diluted                                     $1.13                $1.60
==========================================================================

     On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of $2,500 and common stock of $10,500. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon fair values at the
date of acquisition.   The excess of the purchase price over the fair value
of the net assets acquired was $12,450 and has been recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life, 20 years. The amounts of goodwill amortization in 2000, 1999 and 1998 were $622, $623 and $208, respectively.
     The net purchase price was allocated as follows:

--------------------------------------------------------------------------
Current assets, other than cash acquired                      $   439
Property and equipment                                            117
Other assets                                                       15
Goodwill                                                       12,450
Liabilities assumed                                              (635)
-------------------------------------------------------------------------
Purchase price, net of cash received                          $12,386
=========================================================================


                           CBRL GROUP, INC.

     The operating results of this acquired business have been included in the consolidated statements of income from the date of the acquisition, and proforma consolidation of the results of operations would not have been materially different from the reported amounts for fiscal 1998 if such proforma results were presented as if the acquisition occurred at the beginning of fiscal 1998 instead of April 1, 1998.

8.  INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Significant components of the Company's net deferred tax liability consisted of the following at:

                                          July 28,    July 30,
                                            2000        1999
-----------------------------------------------------------------------
Deferred tax assets:
  Financial accruals without
   economic performance                   $12,364     $ 9,706
  Other                                     4,767       4,772
-----------------------------------------------------------------------
     Deferred tax assets                   17,131      14,478
-----------------------------------------------------------------------

Deferred tax liabilities:
  Excess tax depreciation over book        39,120      31,308
  Other                                    12,417      10,632
-----------------------------------------------------------------------
  Deferred tax liabilities                 51,537      41,940
-----------------------------------------------------------------------
Net deferred tax liability                $34,406     $27,462
=======================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of July 28, 2000 and July 30, 1999, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
     The components of the provision for income taxes for each of the three fiscal years were as follows:

                                          2000          1999         1998
---------------------------------------------------------------------------
Current:
  Federal                                $24,933       $32,534      $48,224
  State                                    4,216         6,233        6,357
Deferred                                   6,558         3,886        6,013
---------------------------------------------------------------------------
Total income tax provision               $35,707       $42,653      $60,594
===========================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                          2000          1999         1998
---------------------------------------------------------------------------
Provision computed at federal
 statutory income tax rate               $33,147       $39,497      $57,655
State and local income taxes,
 net of federal benefit                    3,208         3,103        3,212
Amortization of goodwill and
 acquisition costs                         1,398           770           73
Employer tax credits for FICA taxes
 paid on tip income                       (2,889)       (2,281)      (1,711)
Other-net                                    843         1,564        1,365
----------------------------------------------------------------------------
Total income tax provision               $35,707       $42,653      $60,594
============================================================================

9.  SEGMENT INFORMATION
     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999. The Company operates restaurants under the Cracker Barrel Old Country Store and Logan's Roadhouse brands. These two brands have similar investment criteria and economic and operating characteristics. The Company also operates units under the Carmine Giardini Gourmet Market and La Trattoria Ristorante brand which are a combination gourmet market and full-service Italian restaurant under one roof. This operating segment is not material to the Company. Therefore, the Company believes it has one reportable operating segment. The following data is presented in accordance with SFAS No. 131 for all periods presented.


                                 CBRL GROUP, INC.

                                              Fiscal Years Ended
                                   July 28,       July 30,       July 31,
Sales in Company-Owned Stores        2000           1999           1998
--------------------------------------------------------------------------
Cracker Barrel - restaurant       $1,196,680     $1,090,296     $1,003,946
Cracker Barrel - retail              382,932        358,577        309,923
--------------------------------------------------------------------------
Cracker Barrel - total            $1,579,612     $1,448,873     $1,313,869
Carmine Giardini's                    14,137         12,609          3,235
Logan's Roadhouse                    178,297         69,858              -
--------------------------------------------------------------------------
Total Net Sales                   $1,772,046     $1,531,340     $1,317,104
==========================================================================

10.  COMMITMENTS AND CONTINGENCIES
        The Company's Cracker Barrel Old Country Store, Inc. subsidiary is involved in certain lawsuits, two of which are not ordinary routine litigation incidental to its business: Serena McDermott and Jennifer Gentry
v. Cracker Barrel Old Country Store, Inc., a collective action under the federal Fair Labor Standards Act ("FLSA"), was served on Cracker Barrel on May 3, 1999; and Kelvis Rhodes, Maria Stokes et al. v. Cracker Barrel Old Country Store, Inc., an action under Title VII of the Civil Rights Act of 1964 and Section 1 of the Civil Rights Act of 1866, was served on Cracker Barrel on September 15, 1999. The McDermott case alleges that certain tipped hourly employees were required to perform non-serving duties without being paid the minimum wage or overtime compensation for that work. The McDermott case seeks recovery of unpaid wages and overtime wages related to those claims. The Rhodes case seeks certification as a class action, a declaratory judgment to redress an alleged systemic pattern and practice of racial discrimination in employment opportunities, an order to effect certain hiring and promotion goals and back pay and other monetary damages.
        On March 17, 2000, the Court granted the plaintiffs' motion in the McDermott case to send notice to a provisional class of plaintiffs. The Court defined the provisional class as all persons employed as servers and all second-shift hourly employees at Cracker Barrel Old Country Store restaurants since January 4, 1996. Unless the case is resolved, a Court approved notice will be sent to the defined class members, who will have 30 days following the date of the notice to decide whether to participate in the lawsuit. The number of persons who will be sent notice has not been determined. Because of the provisional status of the plaintiff class, the Court could subsequently amend its decision. If amended, the scope of the class could either be reduced or increased or, if appropriate, the Court could dismiss the collective aspects of the case entirely.
        Cracker Barrel Old Country Store, Inc. believes it has substantial defenses to the claims made, and it is defending each of these cases vigorously. The parties are engaged in mediation, currently focused on the FLSA claims, but the mediation process is confidential and the parties cannot comment on the process or the status of their discussions. Because only limited discovery has occurred to date, neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to these cases can be determined at this time. Accordingly, no provision for any potential liability has been made in the consolidated financial statements of the Company.
        In addition to the litigation described in the preceding paragraphs, the Company is a party to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's consolidated financial statements.
        The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.
        As of July 28, 2000, the Company operates 27 Cracker Barrel stores, 23 Logan's Roadhouse restaurants and all three Carmine's units from leased facilities and also leases certain land and advertising billboards. (See
Note 13.) These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases." The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.


                               CBRL GROUP, INC.

        The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of July 28, 2000:

Fiscal year
-------------------------------------------------------
2001                                             $  303
2002                                                197
2003                                                147
2004                                                147
2005                                                147
Later years                                         253
-------------------------------------------------------
Total minimum lease payments                      1,194
Less amount representing interest                   326
-------------------------------------------------------

Present value of minimum lease payments             868
Less current portion                                200
-------------------------------------------------------
Long-term portion of capital lease obligations   $  668
=======================================================

        The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases, excluding leases for advertising billboards, as of July 28, 2000:

Fiscal Year
-------------------------------------------------------
2001                                            $ 6,248
2002                                              6,236
2003                                              6,115
2004                                              6,077
2005                                              5,923
Later years                                      63,332
-------------------------------------------------------
Total                                           $93,931
=======================================================

        The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases for advertising billboards as of July 28, 2000:

Fiscal year
--------------------------------------------------------
2001                                             $11,717
2002                                               4,343
2003                                               2,029
2004                                                   -
2005                                                   -
Later years                                            -
--------------------------------------------------------
Total                                            $18,089
========================================================

        Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum       Contingent     Total
------------------------------------------------------------------------
2000                                  $25,933          $689       $26,622
1999                                   20,343           726        21,069
1998                                   16,299           779        17,078

11.  EMPLOYEE SAVINGS PLAN
     The Company has an employee savings plan which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company contributed $1,397, $1,356 and $1,250 for fiscal 2000, 1999 and 1998, respectively.

                            CBRL GROUP, INC.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
     Quarterly financial data for fiscal 2000 and 1999 are summarized as follows:

                                1st          2nd          3rd          4th
                            Quarter      Quarter*     Quarter      Quarter
--------------------------------------------------------------------------
2000
Total revenue              $422,607     $443,170     $435,986     $470,949
Gross profit                276,848      280,281      287,856      313,255
Income before income
 taxes                       23,605        9,881       23,184       38,035
Net income                   14,472        6,390       14,443       23,693
Net earnings per
 share - diluted                .25          .11          .25          .42
--------------------------------------------------------------------------
1999
Total revenue              $351,496     $367,927     $385,537     $426,665
Gross profit                232,735      228,469      255,957      276,413
Income before income
 taxes                       41,415       27,070       23,706       20,647
Net income                   26,133       17,083       14,692       12,277
Net earnings per
 share - diluted                .42          .28          .25          .21
--------------------------------------------------------------------------

*The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000 principally as a result of management changes and the resulting refocused operating priorities. See Note 2 to the Company's Consolidated Financial Statements.

13.  SUBSEQUENT EVENT
        On July 31, 2000, the Company, through its Cracker Barrel Old Country Store, Inc. subsidiary, completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel Old Country Store units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138.3 million and have been leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. Net rent expense during the initial term will be approximately $15.0 million annually, and the assets sold and leased back previously had depreciation expense of approximately $2.7 million annually. The gain on the sale will be amortized over the initial lease term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowing under the Company's revolving credit facility, and the commitment under that facility was reduced by $70 million to $270 million.
                        -------------------------
                             CBRL GROUP, INC.
                        Independent Auditors' Report

To the Shareholders of CBRL Group, Inc.:
     We have audited the accompanying consolidated balance sheet of CBRL Group, Inc. and subsidiaries (the "Company") as of July 28, 2000, and July 30, 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at July 28, 2000 and July 30, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 28, 2000, in conformity with the accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP
Nashville, Tennessee
September 7, 2000