Form 10-K405, Exhibit 13
period 2001-08-03
CBRL GROUP INC
filed 2001-10-12
CIK 1067294

SELECTED FINANCIAL DATA


                                        (In thousands except per share data)
                                         For each of the fiscal years ended

                             August 3,    July 28,   July 30,    July 31,   August 1,
                          2001(b)(c)(d)   2000(e)    1999(f)     1998(g)     1997
-------------------------------------------------------------------------------------
OPERATING RESULTS

 Total revenue              $1,963,692  $1,772,712  $1,531,625 $1,317,104 $1,123,851
 Cost of goods sold            664,332     614,472     538,051    450,120    387,703
 Gross profit                1,299,360   1,158,240     993,574    866,984    736,148
 Labor & other related
  expenses                     732,419     645,976     538,348    441,121    378,117
 Other store operating
  expenses                     353,334     294,012     248,208    197,098    162,675
 Store operating income        213,607     218,252     207,018    228,765    195,356
 General and administrative    102,541      95,289      82,006     63,648     57,798
 Amortization of goodwill       14,370       3,994       2,169        208         --
 Operating income               96,696     118,969     122,843    164,909    137,558
 Interest expense               12,316      24,616      11,324      3,026      2,089
 Interest income                    84         352       1,319      2,847      1,988
 Income before income taxes     84,464      94,705     112,838    164,730    137,457
 Provision for income taxes     35,283      35,707      42,653     60,594     50,859
 Net income                 $   49,181  $   58,998  $   70,185  $ 104,136 $   86,598

SHARE DATA Net earnings per share:
    Basic                         $.88       $1.02       $1.16      $1.68      $1.42
    Diluted                        .87        1.02        1.16       1.65       1.41
 Dividends per share(a)           $.02       $ .01       $ .02      $ .02      $ .02
 Weighted average
  shares outstanding:
    Basic                       56,129      57,960      60,329     61,832     60,824
    Diluted                     56,799      58,041      60,610     63,028     61,456

FINANCIAL POSITION
 Working capital            $  (42,059) $  (29,543) $  (5,803) $   60,804   $ 60,654
 Total assets                1,212,872   1,335,023   1,277,781    992,108    828,705
 Property and equipment-net    955,028   1,075,134   1,020,055    812,321    678,167
 Long-term debt                125,000     292,000     312,000     59,500     62,000
 Other long-term
  obligations                    8,829       1,762         902      1,502      1,302
 Shareholders' equity          846,108     828,970     791,007    803,374    660,432
====================================================================================

(a)On November 24, 1999, the Company's Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This new policy is intended to reduce administrative and mailing costs related to dividends.

(b)The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001, principally as a result of exiting its Carmine Giardini's Gourmet Market(TM) business and the closing of four Cracker Barrel Old Country Store(R) units and three Logan's Roadhouse(R) units, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. Before the effect of these charges, net income would have been $73,654 and diluted net earnings per share would have been $1.30. (See Notes 2 and 10 to the Company's Consolidated Financial Statements.)

(c)The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2000 also reflect the impact of having one additional week in fiscal 2001 than in fiscal 2000. The estimated impact of the additional week was to increase consolidated fiscal 2001 results as follows: total revenue, $40,485; store operating income, $9,006; operating income, $8,056; net income, $4,954; and diluted earnings per share, $0.09.

(d)The Company completed a sale-leaseback transaction in the first quarter of fiscal 2001, under which $138,300 of long-term debt was paid down, operating income was reduced by $12,256 and interest expense was reduced by approximately $10,100. (See Note 12 to the Company's Consolidated Financial Statements.)

(e)The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000, principally as a result of management changes and the resulting refocused operating priorities. Before the effect of these charges, net income would have been $64,350 and diluted net earnings per share would have been $1.11. (See Note 2 to the Company's Consolidated Financial Statements.)

(f)The Company acquired Logan's Roadhouse,  Inc. on February 16, 1999. (See
Note 7 to the Company's Consolidated Financial Statements.)

(g)The Company acquired Carmine's Prime Meats, Inc. on April 1, 1998.

                      MARKET PRICE AND DIVIDEND INFORMATION

         The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                            Fiscal Year 2001           Fiscal Year 2000
                        ------------------------   ------------------------
                            Prices                     Prices
                        -------------  Dividends   -------------  Dividends
Quarter                 High      Low     Paid*    High      Low     Paid
---------------------------------------------------------------------------
First                  $15.94   $11.75      --    $15.50   $12.81   $.005
Second                  24.25    15.69    $.02     14.19     8.13    .005
Third                   21.81    17.63      --     14.00     8.38      --
Fourth                  21.94    16.26      --     15.31    11.88      --
---------------------------------------------------------------------------

*On November 24, 1999, the Company's Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This new policy is intended to reduce administrative and mailing costs related to dividends.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
         All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands.
         The following table highlights operating results over the past three fiscal years (immediately following the table are details of the impact of certain charges taken in fiscal 2000 and fiscal 2001 on the values shown in the table):

                                                                Period to Period
                           Relationship to Total Revenue       Increase(Decrease)
                           -----------------------------  ---------------------------
                              2001    2000      1999      2001 vs 2000   2000 vs 1999
-------------------------------------------------------------------------------------

Net Sales:
  Restaurant                  78.6%    77.8%    76.0%           12%           19%
  Retail                      21.4     22.2     24.0             7             7
    Total net sales          100.0    100.0    100.0            11            16
  Franchise fees and
   royalties                    --       --       --            16           134
----------------------------------------------------
    Total revenue            100.0%   100.0%   100.0%           11            16
Cost of goods sold            33.8     34.7     35.1             8            14
Gross profit                  66.2     65.3     64.9            12            17
Labor & other related
  expenses                    37.3     36.4     35.2            13            20
Other store operating
  expenses                    18.0     16.6     16.2            20            18
Store operating income        10.9     12.3     13.5            (2)            5
General & administrative       5.2      5.4      5.4             8            16
Amortization of goodwill       0.8      0.2      0.1           260            84
Operating income               4.9      6.7      8.0           (19)           (3)
Interest expense               0.6      1.4      0.7           (50)          117
Interest income                 --       --      0.1           (76)          (73)
Income before income taxes     4.3      5.3      7.4           (11)          (16)
Provision for income taxes     1.8      2.0      2.8            (1)          (16)
Net income                     2.5      3.3      4.6           (17)          (16)
================================================================================

         The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001, principally as a result of exiting the Carmine Giardini's Gourmet Market(TM) ("Carmine's") business and the closing of four Cracker Barrel Old Country Store(R) ("Cracker Barrel") units and three Logan's Roadhouse(R) ("Logan's") units, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. These charges consisted primarily of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's units in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 (see Note 2 to the Company's Consolidated Financial Statements). These charges also consisted of $1,234 for severance and related expenses for approximately 1,000 employees, consisting primarily of store personnel, and $3,898 for other charges primarily consisting of lease termination costs, inventory write-downs related to the closed units and other unit closing costs. Additionally, the Company accrued $3,500 for a settlement proposal for a certain collective action under the Fair Labor Standards Act (see Note 10 to the Company's Consolidated Financial Statements). These charges affect line items in the company's Consolidated Statement of Income in dollars and as a percent of total revenue for the fiscal year ended August 3, 2001, respectively, as follows: Cost of goods sold $669, 0.0%; Labor and other related expenses $924, 0.0%; Other store operating expenses $20,552, 1.1%; General and administrative $490, 0.0%; and Amortization of goodwill $10,428, 0.6%. As of August 3, 2001, approximately $285 of the severance costs and $620 of the other charges had been paid with no changes from the original estimate. The Company has paid substantially all of the remaining severance in the first quarter of fiscal 2002 with no changes from the original estimates. The Company has paid substantially all of the remaining other charges in the first quarter of fiscal 2002, except the $1,213 accrued for certain lease termination costs, with no changes from the original estimates. After taking into effect the property and equipment write-downs, the Company's carrying value of the property and equipment associated with the charges is approximately $2,946 as of August 3, 2001. The expected cash benefit reflected in the charges net of estimated proceeds from disposition of assets and tax benefit of the charges is approximately $5,000.

      The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000, principally as a result of management changes and the resulting refocused operating priorities. These charges consisted of $3,887 for the write-down of certain Cracker Barrel properties no longer expected to be used for future development and for Cracker Barrel's test, retail-only mall store in accordance with SFAS No. 121 (see Note 2 to the Company's Consolidated Financial Statements), $1,955 for severance and related expenses for a total of 20 corporate employees, including 18 at Cracker Barrel, and $2,750 for other charges primarily consisting of the future minimum lease payments on certain properties no longer expected to be used for future development, the write-down of certain abandoned property, inventory write-downs related to the closing of Cracker Barrel's test outlet store and other contractual obligations. These charges affect line items on the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the fiscal year ended July 28, 2000, respectively, as follows: Cost of goods sold $205, 0.0%; Other store operating expenses $5,609, 0.3%; and General and administrative $2,778, 0.2%. As of July 28, 2000, substantially all of the amounts previously recorded had been paid or settled with no changes from the original estimates.

      The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended August 3, 2001, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of CBRL Group, Inc. to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions", "target", "plans", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "potential", or "continue" (or the negative of each of these terms) or similar terminology. Factors which will affect actual results include, but are not limited to: adverse general economic conditions including high or escalating gasoline prices and declining consumer confidence; the actual results of pending or threatened litigation; the effects of negative publicity; commodity, group health and utility price increases; the effect of plans intended to improve operational execution and performance; the effects of increased competition at Company locations on sales and on labor recruiting, cost and retention; the ability of and cost to the Company to recruit, train and retain qualified restaurant hourly and management employees; the ability of the Company to identify successful new lines of retail merchandise; the availability and costs of acceptable sites for development; adverse weather conditions; the acceptance of the Company's concepts as the Company continues to expand into new markets and geographic regions; changes in interest rates affecting the Company's financing costs; changes in or implementation of additional governmental rules and regulations affecting wage and hour matters, health and safety, pensions and insurance; other undeterminable areas of government actions or regulations; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications.

         CBRL Group, Inc. acquired Logan's on February 16, 1999 in the third quarter of the Company's fiscal year ended July 30, 1999, and, therefore, results for the fiscal years ended August 3, 2001 and July 28, 2000 are not directly comparable to the fiscal year ended July 30, 1999.

         The following table highlights comparable store sales* results over the past two fiscal years:

                   Cracker Barrel Old Country Store          Logan's Roadhouse
                         Period to Period                     Period to Period
                        Increase(Decrease)                   Increase(Decrease)
                   --------------------------------      --------------------------
                   2001 vs 2000        2000 vs 1999      2001 vs 2000  2000 vs 1999
                   (376 Stores)        (326 Stores)      (40 Stores)    (25 Stores)
-----------------------------------------------------------------------------------

Restaurant               5%                1%                (1)%           3%
Retail                   1                (2)                 --           --
Restaurant & retail      4                 0                 (1)            3
==============================================================================

*Comparable store sales consist of sales of stores open six full quarters at the beginning of the fiscal year.

     Cracker Barrel comparable store restaurant sales increased 5% in fiscal 2001 versus the comparable 53-week period of a year earlier. Comparable store restaurant sales increased 1% for the comparable 52 weeks of fiscal 2000 versus fiscal 1999. The increase in comparable store sales growth from fiscal 2000 to fiscal 2001 was primarily due to the increases in average check of approximately 3% and guest traffic of approximately 2%.

     Cracker Barrel comparable store retail sales increased 1% in fiscal 2001 versus the comparable 53-week period of a year earlier. Comparable store retail sales decreased 2% for the comparable 52 weeks of fiscal 2000 versus fiscal 1999. The comparable store retail sales increase from fiscal 2000 to fiscal 2001 was primarily due to the restaurant guest traffic increase.

     In fiscal 2001 total net sales (restaurant and retail) in the 376 Cracker Barrel comparable stores averaged $4,028.0. Restaurant sales were 76.5% of total net sales in the comparable 376 stores in fiscal 2001 and 75.9% in fiscal 2000.

     Logan's comparable store sales decreased 1% in fiscal 2001 versus the comparable 53-week period of a year earlier. Comparable store sales increased 3% for the comparable 52 weeks of fiscal 2000 versus fiscal 1999. The comparable store sales decrease from fiscal 2000 to fiscal 2001 was primarily due to an increase in average check of approximately 1% and a decrease in guest traffic of approximately 2%.

     Total revenue, which increased 11% and 16% in fiscal 2001 and 2000, respectively, benefited from the opening of 15, 30 and 40 new Cracker Barrel stores in fiscal 2001, 2000 and 1999, respectively, the opening of 13 and 12 new company-operated Logan's restaurants in fiscal 2001 and 2000, respectively, and the acquisition of Logan's in February 1999. (See Note 7 to the Company's Consolidated Financial Statements.) Additionally, fiscal 2001 benefited from a 53rd week.

       Cost of goods sold as a percentage of total revenue decreased in fiscal 2001 to 33.8% from 34.7% in 2000. This decrease was primarily due to higher menu pricing, improved food cost management in the Cracker Barrel stores, lower bacon and potato prices, an increased mix of restaurant sales, which have a lower cost of goods than retail sales, and higher initial mark-ons and lower markdowns of retail merchandise versus the prior year. Additionally, the Company had the non-recurrence of $205 in charges to cost of goods sold related to management's decision during the second quarter of fiscal 2000 to close Cracker Barrel's test outlet store. These decreases were partially offset by commodity cost pressure in beef, ribs and butter, higher retail shrinkage versus the prior year, and $669 in charges to cost of goods sold related to management's decision during the fourth quarter of fiscal 2001 to exit the Carmine's business and to close four Cracker Barrel units and three Logan's units. Food cost as a percentage of net restaurant sales in fiscal 2001 decreased from fiscal 2000 primarily for the reasons described above.

     Cost of goods sold as a percentage of total revenue decreased in fiscal 2000 to 34.7% from 35.1% in 1999. This decrease was primarily due to a decrease in markdowns of retail merchandise versus the prior year, lower retail shrinkage versus the prior year, an increased mix of restaurant sales, which have a lower cost of goods than retail sales, the benefit to cost of goods sold from the inclusion of Logan's, which has a lower cost of goods as a percentage of total revenue than Cracker Barrel, improved food cost management in the Cracker Barrel stores and lower dairy prices. These decreases were partially offset by commodity cost pressure in pork and beef and lower initial retail mark-ons. Additionally, the Company had $205 in charges to cost of goods sold related to management's decision during the second quarter of fiscal 2000 to close Cracker Barrel's test outlet store. Food cost as a percentage of net restaurant sales in fiscal 2000 increased slightly from fiscal 1999 primarily for the reasons described above.

       Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 37.3%, 36.4% and 35.2% in fiscal 2001, 2000 and 1999, respectively. The year to year increase in fiscal 2001 versus fiscal 2000 was primarily due to hourly wage inflation in Cracker Barrel and Logan's stores, increases in Cracker Barrel's store manager staffing and wages, increased bonus payouts under the Cracker Barrel store-level bonus programs and increases in group health costs. Additionally, the Company had $924 in charges to labor and other related expenses related to management's decision during the fourth quarter of fiscal 2001 to exit the Carmine's business and to close four Cracker Barrel units and three Logan's units. These increases were partially offset by higher menu pricing and improved volume at Cracker Barrel stores.

     The year to year increase in labor and other related expenses in fiscal 2000 versus fiscal 1999 was primarily due to hourly wage inflation in Cracker Barrel and Logan's stores, increases in Cracker Barrel's field management salary structure to attract and retain quality store managers, increased staffing levels at Cracker Barrel stores versus the prior year, increased bonus payouts under the Cracker Barrel store-level bonus programs and increases in group health costs and workers compensation insurance costs at Cracker Barrel stores. These increases were partially offset by improved hourly labor efficiency at Cracker Barrel stores and the benefit to labor from adding Logan's, which has lower labor costs as a percentage of total revenue than Cracker Barrel.

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising expenses, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 18.0%, 16.6% and 16.2% in fiscal 2001, 2000 and 1999, respectively. The year to year increase in fiscal 2001 versus fiscal 2000 was primarily due to charges in the fourth quarter of fiscal 2001 of $20,552, consisting primarily of impairment losses of $14,003 (see Note 2 to the Company's Consolidated Financial Statements). Additionally, this increase was due to the net effect of the Company's sale-leaseback transaction, which increased rent expense and decreased depreciation expense (see Note 12 to the Company's Consolidated Financial Statements). These increases were partially offset due to the non-recurrence of charges in the second quarter of fiscal 2000 of $5,609, consisting primarily of impairment losses of $3,887 (see Note 2 to the Company's Consolidated Financial Statements). The net effect of the fiscal 2001 charges and the sale-leaseback transaction reduced by the non-recurrence of fiscal 2000 charges was to increase other store operating expenses as a percentage of total revenue by 1.4%. Therefore, the changes from fiscal 2000 to fiscal 2001 in the other components of other store operating expenses as a percentage of total revenue offset each other. Higher utility and maintenance costs were offset by lower advertising spending at the Cracker Barrel concept and higher menu pricing and improved volume at Cracker Barrel stores.

       The year to year increase in other store operating expenses in fiscal 2000 versus fiscal 1999 was primarily due to charges in the second quarter of fiscal 2000 of $5,609, consisting primarily of impairment losses of $3,887 (see
Note 2 to the Company's Consolidated Financial Statements). Additionally, this increase was due to the inclusion of Logan's, which has higher other store operating expenses as a percentage of total revenue than Cracker Barrel. These increases were partially offset due to lower advertising spending at the Cracker Barrel concept.

         General and administrative expenses as a percentage of total revenue were 5.2%, 5.4% and 5.4% in fiscal 2001, 2000 and 1999, respectively. General and administrative expenses as a percentage of total revenue decreased from fiscal 2000 to fiscal 2001 primarily due to the non-recurrence of charges of $2,778 in second quarter of fiscal 2000, consisting primarily of severance and related expenses (see Note 2 to the Company's Consolidated Financial Statements). These decreases were partially offset due to $490 in charges to general and administrative expenses related to management's decision during the fourth quarter of fiscal 2001 to exit the Carmine's business and to close four Cracker Barrel units and three Logan's units (see Note 2 to the Company's Consolidated Financial Statements).

         General and administrative expenses as a percentage of total revenue were unchanged from fiscal 1999 to fiscal 2000 primarily due to an increase in corporate bonus accruals versus the prior year and $2,778 in second quarter fiscal 2000 charges, consisting primarily of severance and related expenses (see
Note 2 to the Company's Consolidated Financial Statements) offset by the inclusion of Logan's, which had lower general and administrative expenses as a percentage of total revenue than Cracker Barrel and improved volume.

         Interest expense decreased in fiscal 2001 to $12,316 from $24,616 in fiscal 2000. Interest expense increased in fiscal 2000 to $24,616 from $11,324 in fiscal 1999. The decrease from fiscal 2000 to fiscal 2001 was primarily due to net revolving principal payments from the proceeds of the Company's sale-leaseback transaction (see Note 12 to the Company's Consolidated Financial Statements) and from operating and other cash flow not otherwise needed in the Company's business and financing activities. The increase from fiscal 1999 to fiscal 2000 was primarily due to the full year effect of the Company's drawing on its bank revolving credit facility to finance the Logan's acquisition and the repurchase of stock in mid-fiscal 1999.

     Interest income decreased to $84 in fiscal 2001 from $352 in fiscal 2000 and $1,319 in fiscal 1999. The primary reason for the decrease was lower average funds available for investment.

     Provision for income taxes as a percent of pretax income was 41.8% for fiscal 2001, 37.7% for fiscal 2000 and 37.8% for fiscal 1999. The primary reason for the increase in the tax rate from fiscal 2000 to fiscal 2001 was the non-deductibility of the $10,428 write-off of goodwill related to Carmine's in fiscal 2001. (See Note 2 to the Company's Consolidated Financial Statements.) The primary reason for the decrease in the tax rate from fiscal 1999 to fiscal 2000 was decreases in effective state tax rates.

         As a result of the Company's fiscal year ended August 3, 2001 consisting of 53 weeks, comparisons to fiscal 2000 also reflected the impact of having one additional week in fiscal 2001 than in fiscal 2000. The estimated impact of the additional week was to increase consolidated fiscal 2001 results as follows: total revenue, $40,485; store operating income, $9,006; operating income, $8,056; net income, $4,954; and diluted earnings per share, $0.09.

Impact of Recent Accounting Pronouncements Not Yet Adopted

         Recent accounting pronouncements not yet adopted - In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the Company may elect early adoption of this statement effective August 4, 2001, the beginning of its 2002 fiscal year. The Company is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

         Interest Rate Risk. With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of October 12, 2001, the Company has in place a $250,000 bank credit facility, which matures December 31, 2003. The facility bears interest at a percentage point spread from LIBOR based on the Company's ratio of lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense), adjusted quarterly. As of August 3, 2001, the Company had $75,000 outstanding under the revolver at interest rates ranging from 5.10% to 6.75%. The remaining portion of the bank credit facility was a $50,000 5-year term loan bearing interest at LIBOR plus the Company's credit spread, adjusted quarterly. As of August 3, 2001, the Company's interest rate on the $50,000 term loan was 5.31%. On September 12, 2001, the Company amended its bank credit facility, thereby converting its $50,000 term loan into a revolving loan under the facility, and reduced the entire facility by $70,000 to the current $250,000 facility. The Company's credit spread on its bank credit facility decreased by 25 basis points on August 6, 2001 due to the Company's improving financial ratios. The Company's credit spread will increase by 25 basis points on November 5, 2001 due to the Company's charges to exit the Carmine's business. As of August 6, 2001, the weighted average interest rates through the expected maturity dates for the Company's term loan and revolving credit facility were 5.06% and 5.07%, respectively, based on the Company's then current credit spread of 1.0%. While changes in LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the $50,000 term loan and the $75,000 outstanding under the revolving credit facility approximates carrying value as of August 3, 2001.

         Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Three food categories (beef, pork and poultry) account for the largest shares of the Company's food purchases at approximately 18%, 13% and 11%, respectively. Other items affected by the commodities markets, such as dairy, produce and coffee, may each account for as much as 10% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company. The Company does not use financial instruments to hedge commodity prices. However, the Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

Liquidity and Capital Resources

     The Company's cash generated from operating activities was $147,762 in fiscal 2001. Most of this cash was provided by net income adjusted by depreciation and amortization and non-cash impairment loss. Decreases in receivables and increases in accounts payable, taxes withheld and accrued, income taxes payable, accrued employee compensation, accrued employee benefits, other accrued expenses and other long-term obligations were partially offset by increases in inventories, prepaid expenses and other assets and decreases in deferred income taxes.

     Capital expenditures were $91,439 in fiscal 2001. Land purchases and costs of new stores accounted for substantially all of these expenditures.

     The Company's internally generated cash along with cash balances at July 28, 2000 were sufficient to finance repurchase of stock and new store growth of its Cracker Barrel and Logan's concepts in fiscal 2001.

         On November 22, 2000, the Company announced that the Board of Directors had authorized the repurchase of up to 2 million shares of the Company's common stock. The purchases were to be made from time to time in the open market at prevailing prices. As of August 3, 2001, the Company completed this share repurchase authorization for $36,444 or an average of $18.22 per share. This brings the Company's completed share repurchases over the past three fiscal years to 8 million shares or approximately 13% of the then outstanding shares.

         On September 17, 2001, the Company announced that the Board of Directors had authorized the repurchase of up to 3 million shares of the Company's common stock. The purchases are to be made from time to time in the open market at prevailing prices. Upon completion of this latest authorization, the Company will have repurchased 11 million shares since these activities began in fiscal 1999, or approximately 18% of the shares outstanding at the beginning of these activities.

         The Company estimates that its capital expenditures for fiscal 2002 will be approximately $100,000 to $105,000, substantially all of which will be land purchases and the construction of 20 new Cracker Barrel stores and nine new Logan's restaurants.

         On February 16, 1999, the Company completed its merger and acquisition of Logan's Roadhouse, Inc. for $24 cash per share or approximately $188,039, excluding transaction costs. (See Note 7 to the Company's Consolidated Financial Statements.) In order to finance this acquisition and the Company's fiscal 1999 share repurchase authorization, the Company refinanced its $50,000 term loan and $75,000 revolving credit facility, which increased the credit spreads. The credit spread increase was primarily due to changes in the credit markets as compared to the credit spread environment when the Company entered into the $125,000 bank credit facility. As part of the February 16, 1999 bank facility refinancing, the Company increased the total bank credit facility to $350,000 from $125,000.

         On October 1, 1999, the Company increased its bank revolving credit facility an additional $40,000.

         On July 31, 2000, the Company completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel units. Under the transaction, the land, buildings and improvements at the locations were sold for net consideration of $138,280 and have been leased back for an initial term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowings under the Company's revolving credit facility, and the commitment under that facility was reduced by $70,000 to $270,000. (See Note 12 to the Company's Consolidated Financial Statements.)

         During fiscal 2001 the Company made net payments of $29,000 beyond its sale-leaseback proceeds to reduce its revolving credit facility with excess available cash beyond its funding needs to complete its share repurchase program and to continue the expansion of its various concepts.

         On September 12, 2001, the Company reduced its entire bank credit facility to $250,000 from $320,000 and converted its $50,000 term loan into a revolving loan. As of August 3, 2001, the Company's credit spread on its term loan and revolving credit facility was 1.25%. Due to the Company's improving financial ratios, the Company's credit spread decreased by 0.25% as of the beginning of the first quarter of fiscal 2002, but will increase 0.25% as of the beginning of the second quarter of fiscal 2002 due to the Company's charges to exit the Carmine's business.

         Management believes that cash balances at August 3, 2001, along with cash generated from the Company's operating activities, will be sufficient to finance its continued operations and its continued expansion plans through fiscal 2002. The Company has approximately $125,000 available under its revolving credit facility following the conversion of the $50,000 term loan and reduction of the entire bank facility on September 12, 2001, which may be used for interim cash needs during fiscal 2002. The Company estimates that it will generate excess cash of approximately $60,000 which it intends to use in fiscal 2002 for its previously announced additional 3 million share repurchase. The Company's principal criteria for share repurchases are that they be accretive to earnings per share and that they do not unfavorably affect the Company's investment grade debt rating.

Employment Litigation

         As more fully discussed in Note 10 to the Consolidated Financial Statements, the Company is a defendant in two lawsuits, one of which has been provisionally certified as a collective action. The Company believes it has substantial defenses in these actions and intends to defend each of them vigorously. Nevertheless, in order to avoid continuing distraction of management and to avoid continuing defense costs, the Company offered $3,500 to resolve one of the cases. As a result, the Company recorded an accrual of this amount in the fourth quarter of fiscal 2001. Except for that accrual there currently is no provision for any potential liability with respect to these lawsuits in the Consolidated Financial Statements. If there were to be an unfavorable outcome in either of these cases, the Company's results of operations, financial position and liquidity could be materially and adversely affected.

                           CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                          August 3,         July 28,
Assets                                      2001              2000
--------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                $   11,807      $   13,865
Receivables                                  10,201          11,570
Inventories                                 116,590         107,377
Prepaid expenses                             10,019           6,916
Deferred income taxes                         6,573           4,307
--------------------------------------------------------------------------
Total current assets                        155,190         144,035
--------------------------------------------------------------------------

Property and Equipment:
Land                                        261,988         299,709
Buildings and improvements                  590,557         656,038
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              309,070         301,907
Leasehold improvements                       87,137          68,688
Construction in progress                      8,511          20,168
--------------------------------------------------------------------------
Total                                     1,260,552       1,349,799
Less:  Accumulated depreciation and
       amortization of capital leases       305,524         274,665
--------------------------------------------------------------------------
Property and equipment-net                  955,028       1,075,134
--------------------------------------------------------------------------
Goodwill - net                               92,882         107,253
Other Assets                                  9,772           8,601
--------------------------------------------------------------------------
Total                                    $1,212,872      $1,335,023
==========================================================================
Liabilities and Shareholders' Equity
--------------------------------------------------------------------------
Current Liabilities:
Accounts payable                         $   64,939      $   62,377
Current maturities of long-term debt
  and other long-term obligations               200             200
Taxes withheld and accrued                   29,834          28,378
Income taxes payable                         21,665          13,435
Accrued employee compensation                40,421          37,180
Accrued employee benefits                    25,550          23,329
Other accrued expenses                       14,640           8,679
--------------------------------------------------------------------------
Total current liabilities                   197,249         173,578
--------------------------------------------------------------------------
Long-term Debt                              125,000         292,000
--------------------------------------------------------------------------
Other Long-term Obligations                   8,829           1,762
--------------------------------------------------------------------------
Deferred Income Taxes                        35,686          38,713
--------------------------------------------------------------------------

Commitments and Contingencies (Note 10)

Shareholders' Equity:
Preferred stock - 100,000,000 shares of
 $.01 par value authorized; no shares
 issued                                          --              --
Common stock - 400,000,000 shares of $.01
 par value authorized; 2001 - 55,026,846
 shares issued and outstanding; 2000 -
 62,668,349 shares issued and 56,668,349
 shares outstanding                             550             627
Additional paid-in capital                  149,073         284,429
Retained earnings                           696,485         648,489
--------------------------------------------------------------------------
                                            846,108         933,545
Less treasury stock, at cost, 0 and
 6,000,000 shares, respectively                  --        (104,575)
--------------------------------------------------------------------------
Total shareholders' equity                  846,108         828,970
--------------------------------------------------------------------------
Total                                    $1,212,872      $1,335,023
==========================================================================

         See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                  (In thousands except per share data)
                                           Fiscal years ended

                                 August 3,      July 28,        July 30,
                                   2001          2000            1999
-----------------------------------------------------------------------
Net sales:
 Restaurant                     $1,543,815    $1,378,753     $1,163,213
 Retail                            419,104       393,293        368,127
-----------------------------------------------------------------------
  Total net sales                1,962,919     1,772,046      1,531,340
Franchise fees and royalties           773           666            285
-----------------------------------------------------------------------
  Total revenue                  1,963,692     1,772,712      1,531,625
Cost of goods sold                 664,332       614,472        538,051
-----------------------------------------------------------------------
Gross profit                     1,299,360     1,158,240        993,574
-----------------------------------------------------------------------
Labor & other related expenses     732,419       645,976        538,348
Other store operating expenses     353,334       294,012        248,208
-----------------------------------------------------------------------
Store operating income             213,607       218,252        207,018
General and administrative         102,541        95,289         82,006
Amortization of goodwill            14,370         3,994          2,169
-----------------------------------------------------------------------
Operating income                    96,696       118,969        122,843
Interest expense                    12,316        24,616         11,324
Interest income                         84           352          1,319
-----------------------------------------------------------------------
Income before income taxes          84,464        94,705        112,838
Provision for income taxes          35,283        35,707         42,653
-----------------------------------------------------------------------
Net income                        $ 49,181      $ 58,998      $  70,185
=======================================================================
Net earnings per share - basic        $.88         $1.02          $1.16
=======================================================================
Net earnings per share - diluted      $.87         $1.02          $1.16
=======================================================================





                   See notes to consolidated financial statements.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                    (In thousands except per share data)
                                                Additional             Total
                               Common   Paid-In  Retained  Treasury Shareholders'
                                Stock   Capital  Earnings    Stock     Equity
--------------------------------------------------------------------------------
Balances at July 31, 1998     $31,240  $251,236  $520,898        --    $803,374
 Cash dividends - $.015 per
  share                            --        --      (955)       --        (955)
 Exercise of stock options         21     1,244        --        --       1,265
 Tax benefit realized upon
  exercise of stock options        --       609        --        --         609
 Purchases of treasury stock       --        --        --  $(83,471)    (83,471)
 Reduction in par value of
  common stock                (30,635)   30,635        --        --          --
 Net income                        --        --    70,185        --      70,185
-------------------------------------------------------------------------------
Balances at July 30, 1999         626   283,724   590,128   (83,471)    791,007
Cash dividends - $.010 per
  share                            --        --      (637)       --        (637)
 Exercise of stock options          1       529        --        --         530
 Tax benefit realized upon
  exercise of stock options        --       176        --        --         176
 Purchases of treasury stock       --        --        --   (21,104)    (21,104)
 Net income                        --        --    58,998        --      58,998
-------------------------------------------------------------------------------
Balances at July 28, 2000         627   284,429   648,489  (104,575)    828,970
Cash dividends - $.020 per
  share                            --        --    (1,185)       --      (1,185)
 Exercise of stock options          3     5,152        --        --       5,155
 Tax benefit realized upon
  exercise of stock options        --       431        --        --         431
 Purchases and retirement of
  treasury stock                  (80) (140,939)       --   104,575     (36,444)
 Net income                        --        --    49,181        --      49,181
--------------------------------------------------------------------------------
Balances at August 3, 2001    $   550  $149,073  $696,485 $      --    $846,108
================================================================================

                 See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                         (In thousands)
                                                       Fiscal years ended

                                                August 3,   July 28,   July 30,
                                                  2001        2000       1999
-------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                    $ 49,181    $ 58,998    $70,185
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                64,902      65,218     53,838
     Loss(gain)on disposition of property
       and equipment                                 671         664       (259)
     Impairment loss                              24,431       3,887         --
     Tax benefit realized upon
       exercise of stock options                     431         176        609
   Changes in assets and liabilities,
    net of effects from acquisition:
     Receivables                                   1,369      (2,635)    (2,270)
     Inventories                                  (9,213)     (6,922)    (8,083)
     Prepaid expenses                             (3,103)      1,125     (1,516)
     Other assets                                 (1,473)       (427)    (5,814)
     Accounts payable                              2,562      (4,909)    25,104
     Taxes withheld and accrued                    1,456       4,801      3,316
     Income taxes payable                          8,230      11,224        798
     Accrued employee compensation                 3,241      14,548     (2,759)
     Accrued employee benefits                     2,221       5,688      5,754
     Other accrued expenses                          892         773     (1,256)
     Other long-term obligations                   7,257       1,094         --
     Deferred income taxes                        (5,293)      6,944      3,886
-------------------------------------------------------------------------------
  Net cash provided by
    operating activities                         147,762     160,247    141,533
-------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and
    equipment                                    (91,439)   (138,032)  (164,718)
  Cash paid for acquisition, net
    of cash acquired                                  --          --   (182,392)
  Proceeds from sale of property and
    equipment                                    141,283      17,333      3,383
-------------------------------------------------------------------------------
  Net cash provided by (used in) investing
    activities                                    49,844    (120,699)  (343,727)
-------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                355,600    444,500     355,000
  Proceeds from exercise of
   stock options                                   5,155        530       1,265
  Principal payments under
   long-term debt and other
   long-term obligations                        (522,790)  (467,234)   (113,976)
   Treasury stock purchases                      (36,444)   (21,104)    (83,471)
  Dividends on common stock                       (1,185)      (637)       (955)
-------------------------------------------------------------------------------
  Net cash (used in) provided by
   financing activities                         (199,664)   (43,945)    157,863
-------------------------------------------------------------------------------
  Net decrease in cash
   and cash equivalents                           (2,058)    (4,397)    (44,331)
  Cash and cash equivalents,
   beginning of year                              13,865     18,262      62,593
-------------------------------------------------------------------------------
  Cash and cash equivalents,
   end of year                                  $ 11,807   $ 13,865    $ 18,262
===============================================================================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
    Interest                                    $ 12,739   $ 26,500   $ 11,742
    Income taxes                                  32,642     19,333     37,846

Supplemental schedule of noncash investing and financing activities:

   On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of $24 per share or approximately $188,039. In conjunction with the acquisition, liabilities were assumed as follows:

   Fair value of assets acquired                                      $109,367
   Goodwill                                                            101,172
   Cash paid for the capital stock                                    (188,039)
                                                                      --------
     Liabilities assumed                                              $ 22,500
                                                                      ========
















                 See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands except share and per share data)

1.  DESCRIPTION OF THE BUSINESS
     CBRL Group, Inc. and its subsidiaries (the "Company") are principally engaged in the operation and development of the Cracker Barrel Old Country Store(R)("Cracker Barrel") and Logan's Roadhouse(R)("Logan's") concepts. The Company exited its Carmine Giardini's Gourmet Market(TM)("Carmine's") concept at the end of fiscal 2001. (See Note 2.) CBRL Group, Inc. Common Stock is traded on The Nasdaq Stock Market (National Market) under the symbol CBRL.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2001 consisted of 53 weeks and the fourth quarter of fiscal 2001 consisted of 14 weeks.
     Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Cost of retail inventory is determined by the retail inventory method.
     Start-up costs - The Company adopted Statement of Position ("SOP") 98-5, "Reporting of the Costs of Startup Activities", during the first quarter of fiscal 2000. This SOP requires the Company to expense the start-up costs of a new store when incurred rather its previous practice of expensing the costs when the store opened. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements.
     Property and equipment - Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                        Years
-----------------------------------------------------------------------------
Buildings and improvements                                              30-45
Buildings under capital leases                                          15-25
Restaurant and other equipment                                           3-10
Leasehold improvements                                                   1-35
-----------------------------------------------------------------------------

     Accelerated depreciation methods are generally used for income tax purposes.
     Interest is capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Costs." Capitalized interest was $851, $1,511 and $1,827 for fiscal years 2001, 2000 and 1999, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     Impairment of long-lived assets - The Company evaluates long-lived assets and certain identifiable intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a store by store basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2001, the Company's other store operating expense included impairment losses of $14,003 and the Company's amortization of goodwill included $10,428 in accordance with SFAS No. 121, "Accounting for the Impairment of Certain Long-Lived Assets and for Long-Lived Assets to be Disposed Of". These impairment losses consisted of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's units. During fiscal 2000, the Company's other store operating expense included impairment losses of $3,887 related to impairment of long-lived assets in accordance with SFAS No. 121. These impairment losses consisted of certain Cracker Barrel properties no longer expected to be used for future development and for Cracker Barrel's test retail-only mall store.

     Advertising - The Company generally expenses the costs of producing and communicating advertising the first time the advertising takes place. Net advertising expense was $38,886, $37,225 and $41,230 for the fiscal years 2001, 2000 and 1999, respectively.
     Insurance - The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, and property coverages. Accordingly, provisions are made for the Company's estimates of discounted future claim costs for such risks, the substantial majority of which are determined actuarially. To the extent that subsequent claim costs vary from those estimates, current earnings are charged or credited.
     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized, on a straight-line basis, over the estimated future periods to be benefited (20-30 years). On an annual basis the Company reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $8,291 and $6,370 at August 3, 2001 and July 28, 2000, respectively. See Impairment of long-lived assets above regarding the write-off of Carmine's goodwill. See Recent accounting pronouncements not yet adopted on the next page regarding the effect on amortization of goodwill in the future.
     Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 8.)
     Earnings per share - The Company accounts for earnings per share in accordance with SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares. Weighted average basic shares were 56,128,956, 57,959,646 and 60,328,593 for 2001, 2000 and 1999,
respectively. Weighted average diluted shares were 56,799,124, 58,041,290 and 60,610,288 for 2001, 2000 and 1999, respectively.
     Comprehensive income - The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 2001, 2000 and 1999 is equal to net income as reported.
     Stock-based compensation - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. (See Note 6.)
     Segment Reporting - The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. The Company primarily operates restaurants under the Cracker Barrel Old Country Store(R) and Logan's Roadhouse(R) brands. These two brands have similar investment criteria, customer demographics and economic and operating characteristics. Therefore, the Company has one reportable operating segment. (See Note 9.)
        Derivative instruments and hedging activities - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its subsequent amendments, SFAS Nos. 137 and 138, in the first quarter 2001. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's consolidated financial statements. Upon adoption of these statements on July 29, 2000, during fiscal 2001 and at August 3, 2001, the Company had no derivative financial instruments that required hedge accounting.
        The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company would review these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments would be offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been no to enter into derivative financial instruments.

       The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. The Company has accomplished this objective through the use of interest rate swaps and/or sale-leaseback transactions. In an interest rate swap, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount. In a sale-leaseback transaction, the Company finances its operating facilities by selling them to a third party and then leasing them back under a long-term operating lease at fixed terms. (See Note 12.)
        Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, an in those circumstances increases in commodity prices can result in lower margins for the Company. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137 and 138. However, these features that could be classified as derivative financial instruments are exempt from hedge accounting based on the normal purchases exemption. The Company presently believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.
        Revenue recognition - The Company early adopted the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and its subsequent amendments SAB Nos. 101A and 101B in the first quarter of fiscal 2001. SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated financial statements.
     Use of estimates - Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
     Recent accounting pronouncements not yet adopted - In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the Company may elect early adoption of this statement effective August 4, 2001, the beginning of its 2002 fiscal year. The Company is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

3.  Inventories
     Inventories were composed of the following at:

                                                      August 3,       July 28,
                                                        2001            2000
-------------------------------------------------------------------------------
Retail                                                $ 87,445        $ 81,200
Restaurant                                              15,853          16,083
Supplies                                                13,292          10,094
-------------------------------------------------------------------------------

Total                                                 $116,590        $107,377
===============================================================================

4.  Debt
     Long-term debt consisted of the following at:

                                                      August 3,        July 28,
                                                        2001             2000
-------------------------------------------------------------------------------
Term Loan payable on or before December 1, 2001
(5.31% at August 3, 2001 and 8.59% at
 July 28, 2000)                                       $ 50,000        $ 50,000
Revolving Credit Facility payable on or before
 December 31, 2003 (rates ranging from 5.10%
 to 6.75% at August 3, 2001 and 8.38% to 9.50%
 at July 28, 2000)                                      75,000         242,000
------------------------------------------------------------------------------
Long-term debt                                        $125,000        $292,000
==============================================================================

       On September 12, 2001, the Company amended its bank credit facility, thereby converting its $50,000 Term Loan into a $50,000 Revolving Credit Loan due December 31, 2003, as such, the $50,000 Term Loan is classified as long-term at August 3, 2001.
     The financial covenants related to the Term Loan and the Revolving Credit Facility require that the Company maintain an interest coverage ratio of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio not to exceed
0.4 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio not to exceed 2.5 to 1.0. At August 3, 2001 and July 28, 2000, the Company was in compliance with all covenants.
     The aggregate maturities of long-term debt subsequent to August 3, 2001 are as follows (see Note 12):

Fiscal year
------------------------------------------------------------------------------
2002                                                                        --
2003                                                                        --
2004                                                                  $125,000
------------------------------------------------------------------------------
Total                                                                 $125,000
==============================================================================

5.  Common Stock
      During fiscal 1999 and 1996 the Board of Directors granted certain executive officers upon their employment a total of 25,000 and 37,000 restricted shares, respectively which were to vest over five years. In fiscal 1999 another officer was granted 4,100 restricted shares which were to vest over three years. In fiscal 2000 two executive officers were granted a total of 39,000 restricted shares which vest over five years. One of the executive officers hired in fiscal 1996 left the Company in fiscal 1999 and forfeited 12,800 restricted shares. The executive officer hired in fiscal 1999 left the Company in fiscal 2000 and forfeited 20,000 restricted shares. The other officer granted 4,100 restricted shares in fiscal 1999 left the company in fiscal 2001 and forfeited 4,100 restricted shares. The Company's compensation expense for these restricted shares was $69, $70 and $135 in fiscal 2001, 2000 and 1999, respectively.
      During the second quarter ended January 26, 2001, the Board of Directors authorized the retirement of the Company's treasury stock and authorized the retirement of all future repurchases of the Company's Common Stock. As a result of this retirement, the Company's Treasury Stock at cost was reclassified to reduce Common Stock and Additional Paid-in Capital. These retired shares will remain as authorized, but unissued, shares.

6.  Stock Option Plans
         The Company's employee stock option plans are administered by the Compensation and Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board of Directors and consist of independent members of the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.
         On May 25, 2000, the Board of Directors approved a new stock option plan for employees who are not officers or directors of the Company. The new plan is known as the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan"). The Committee is currently authorized to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock under the Employee Plan. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options are generally intended to become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and to be non-transferable. At August 3, 2001, there were 3,154,325 shares of unissued common stock reserved for issuance under the Employee Plan.

         As of August 3, 2001, the Committee is authorized to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock under the Company's Amended and Restated Stock Option Plan ("the Plan"). At August 3, 2001, there were 1,880,374 shares of unissued common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options are generally exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. During fiscal 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals), expire six months after vesting and are non-transferable.
         In fiscal 1989, the Board of Directors adopted the 1989 Non-employee Plan ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the board. An aggregate of 1,518,750 shares of the Company's common stock is authorized under this plan. Due to the overall plan limit, no shares have been granted under this plan since fiscal 1994.

         A summary of the status of the Company's stock option plans for fiscal 2001, 2000 and 1999, and changes during those years follows:

(Shares in thousands)       2001               2000                 1999
 -------------------------------------------------------------------------------
                             Weighted-           Weighted-           Weighted-
                              Average             Average             Average
Fixed Options         Shares   Price      Shares   Price      Shares   Price
--------------------------------------------------------------------------------

Outstanding at
 beginning of year     9,630   $20.89      7,714   $23.94     5,816   $24.18
Granted                2,481    14.76      3,253    13.85     2,888    23.24
Exercised               (357)   14.23        (67)    7.04      (107)   10.82
Forfeited or canceled (1,250)   20.03     (1,270)   22.12      (883)   24.83
--------------------------------------------------------------------------------
Outstanding at
 end of year          10,504    19.77      9,630    20.89     7,714    23.94
================================================================================
Options exercisable
 at year-end           5,919    23.16      5,075    23.56     3,867    23.04
Weighted-average fair
 value per share of
 options granted
 during the year               $ 7.16              $ 6.65             $10.32

         The following table summarizes information about fixed stock options outstanding at August 3, 2001:

(Shares in thousands)
                          Options Outstanding                 Options Exercisable
                ------------------------------------------  -------------------------
                   Number    Weighted-Average   Weighted-      Number    Weighted-
   Range of     Outstanding     Remaining        Average     Exercisable  Average
Exercise Prices at 8/03/01  Contractual Life Exercise Price at 8/03/01 Exercise Price
-------------------------------------------------------------------------------------

$ 5.09 - 10.00      160           3.80           $ 7.55         121        $ 6.84
 10.01 - 20.00    5,981           7.85            15.15       1,871         16.74
 20.01 - 30.00    3,395           4.59            25.28       2,959         25.31
 30.01 - 31.75      968           6.15            31.01         968         31.01
-------------------------------------------------------------------------------------
$ 5.09 - 31.75   10,504           6.58           $19.77       5,919        $23.16
=====================================================================================

Had the fair value of options granted under these plans beginning in fiscal 1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      2001             2000              1999
------------------------------------------------------------------------------
Net income:
    As reported                     $49,181          $58,998           $70,185
    Pro forma                        36,082           46,792            58,831
Net earnings per share:
    As reported - diluted               .87             1.02              1.16
    Pro forma - diluted                 .64              .81               .97
------------------------------------------------------------------------------

         The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001, 2000 and 1999: dividend yield of 0.1%, 0.2% and 0.1%, respectively; expected volatility of 43, 40 and 38 percent, respectively; risk-free interest rate ranges of 4.8% to 5.9%, 6.0% to 6.7% and 4.5% to 5.9%; and expected lives of six years.
         The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional paid-in capital.

7.       Acquisitions
     On February 16, 1999, the Company acquired all of the capital stock of Logan's Roadhouse, Inc. for cash of approximately $188,039, excluding transaction costs. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $101,172 and has been recorded as goodwill, which has been amortized on a straight-line basis over its estimated useful life, 30 years. The amount of goodwill amortization in both 2001 and 2000 was $3,372. The Company has the option to early adopt SFAS No. 142, "Goodwill and Other Intangible Assets," effective in the first quarter of fiscal 2002. This statement will require that goodwill no longer be amortized, but instead will be tested for impairment at least annually.

     The net purchase price was allocated as follows:

             Current assets, net of cash acquired                $  3,329
             Property and equipment                                97,621
             Other assets                                             286
             Goodwill                                             101,172
             Liabilities assumed                                  (20,016)
                                                                 --------
             Purchase price, net of cash received                $182,932
                                                                 ========

     The operating results of this acquired business have been included in the consolidated statement of income from the date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1999 rather than at February 16, 1999, consolidated revenue, pretax income, net income and earnings per share would not have been materially different from the reported amounts for fiscal 1999 and are shown in the table below. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1999.

                                     Fiscal year ended
                                       July 30, 1999
                                       -------------

   Consolidated revenue                 $1,583,628
   Pretax income                           111,577
   Net income                               68,767
   Earnings per share:
    Basic                                    $1.14
    Diluted                                  $1.13


8.  Income Taxes
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Significant components of the Company's net deferred tax liability consisted of the following at:
                                                       August 3,   July 28,
                                                         2001        2000
 --------------------------------------------------------------------------
 Deferred tax assets:
    Financial accruals without
     economic performance                              $14,304      $12,364
    Other                                                4,923        4,767
 --------------------------------------------------------------------------
      Deferred tax assets                               19,227       17,131
 --------------------------------------------------------------------------

 Deferred tax liabilities:
    Excess tax depreciation over book                   36,332       39,120
    Other                                               12,008       12,417
 --------------------------------------------------------------------------
      Deferred tax liabilities                          48,340       51,537
 --------------------------------------------------------------------------
 Net deferred tax liability                            $29,113      $34,406
 ==========================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of August 3, 2001 and July 28, 2000, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
     The components of the provision for income taxes for each of the three fiscal years were as follows:

                                           2001          2000         1999
---------------------------------------------------------------------------
 Current:
   Federal                               $34,959       $24,933      $32,534
   State                                   5,617         4,216        6,233
 Deferred                                 (5,293)        6,558        3,886
---------------------------------------------------------------------------
 Total income tax provision              $35,283       $35,707      $42,653
===========================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                           2001          2000         1999
 ---------------------------------------------------------------------------
 Provision computed at federal
  statutory income tax rate              $29,562       $33,147      $39,497
 State and local income taxes,
  net of federal benefit                   4,169         3,208        3,103
 Amortization of goodwill and
  acquisition costs                        5,034         1,398          770
 Employer tax credits for FICA taxes
  paid on tip income                      (3,420)       (2,889)      (2,281)
 Other-net                                   (62)          843        1,564
 ---------------------------------------------------------------------------
 Total income tax provision              $35,283       $35,707      $42,653
 ===========================================================================

 9.  Segment Information
     The Company operates restaurants under the Cracker Barrel Old Country Store and Logan's Roadhouse brands. These two brands have similar investment criteria and economic and operating characteristics. The Company also has operated units under the Carmine Giardini Gourmet Market brand which were a combination gourmet market and full-service Italian restaurant under one roof. This operating segment was not material to the Company. The Company exited the Carmine's concept at the end of fiscal 2001. (See Note 2.) Therefore, the Company believes it has one reportable operating segment. The following data is presented in accordance with SFAS No. 131 for all periods presented.

                                                 Fiscal Years Ended
                                   August 3,          July 28,         July 30,
Sales in Company-Owned Stores        2001               2000             1999
--------------------------------------------------------------------------------
Cracker Barrel - restaurant       $1,324,903        $1,196,680        $1,090,296
Cracker Barrel - retail              407,887           382,932           358,577
--------------------------------------------------------------------------------
Cracker Barrel - total            $1,732,790        $1,579,612        $1,448,873
Carmine Giardini's                    15,587            14,137            12,609
Logan's Roadhouse                    214,542           178,297            69,858
--------------------------------------------------------------------------------
Total Net Sales                   $1,962,919        $1,772,046        $1,531,340
================================================================================

10.  Commitments and Contingencies
       The Company's Cracker Barrel Old Country Store, Inc. subsidiary is involved in certain lawsuits, two of which are not ordinary routine litigation incidental to its business: Serena McDermott and Jennifer Gentry v. Cracker Barrel Old Country Store, Inc., a collective action under the federal Fair Labor Standards Act ("FLSA"), was served on Cracker Barrel on May 3, 1999; and Kelvis Rhodes, Maria Stokes et al. v. Cracker Barrel Old Country Store, Inc., an action under Title VII of the Civil Rights Act of 1964 and Section 1981 of the Civil Rights Act of 1866, was served on Cracker Barrel on September 15, 1999. The McDermott case alleges that certain tipped hourly employees were required to perform non-serving duties and that certain hourly employees were required to wait "off the clock," without being paid the minimum wage or overtime compensation for that work or wait. The McDermott case seeks recovery of unpaid wages and overtime wages related to those claims. The Rhodes case seeks certification as a company-wide class action, a declaratory judgment to redress an alleged systemic pattern and practice of racial discrimination in employment opportunities, an order to effect certain hiring and promotion goals and back pay and other related monetary damages. No class has yet been certified in the Rhodes case. No punitive damages are sought in either case.

       On March 17, 2000, the Court granted the plaintiffs' motion in the McDermott case to send notice to a provisional class of plaintiffs. The Court defined the provisional class as all persons employed as servers and all second-shift hourly employees at Cracker Barrel Old Country Store restaurants since January 4, 1996. That notice was sent to 376,207 persons, and 10,838 potential plaintiffs "opted-in" to the case by May 30, 2001. Some of the opt-ins asserted "off the clock" claims; some asserted they were required to perform non-serving duties at tipped wages; and some opt-ins asserted both types of claims. Because of the provisional status of the plaintiff collective action, the Court could subsequently amend its decision. If amended, the scope of the collective action could either be reduced or increased or, if appropriate, the Court could dismiss the collective aspects of the case entirely.
       Cracker Barrel Old Country Store, Inc. believes it has substantial defenses to the claims made, and it is defending each of these cases vigorously. During fiscal year 2001, the parties engaged in mediation with respect to both cases, but focused on the FLSA claims that are the subject of the McDermott case. The mediation process is confidential by court order and the parties cannot comment on the process or the status of their discussions. Because only limited discovery has occurred to date, neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to these cases can be determined at this time. Nevertheless, the Company has established a reserve of $3,500 with respect to the McDermott case. Cracker Barrel Old Country Store, Inc. offered this amount to resolve the case and avoid the ongoing expenses and distractions associated with defending the litigation. With the exception of that reserve, no provision for any potential liability has been made in the consolidated financial statements of the Company with respect to these lawsuits. In the event of an unfavorable result in either of these cases, the Company's results of operations and financial condition could be materially and adversely affected.
       In addition to the litigation described in the preceding paragraphs, the Company is a party to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's consolidated financial statements.
       The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.
     As of August 3, 2001, the Company operated 96 Cracker Barrel stores and 30 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards. (See Note 12.) These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases." The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of August 3, 2001:

Fiscal year
------------------------------------------------------------------------
2002                                                              $  239
2003                                                                 147
2004                                                                 147
2005                                                                 147
2006                                                                 147
Later years                                                           64
------------------------------------------------------------------------
Total minimum lease payments                                         891
Less amount representing interest                                    213
------------------------------------------------------------------------

Present value of minimum lease payments                              678
Less current portion                                                 200
------------------------------------------------------------------------
Long-term portion of capital lease obligations                    $  478
========================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases, excluding leases for advertising billboards, as of August 3, 2001:

Fiscal year
------------------------------------------------------------------------
2002                                                            $ 21,682
2003                                                              21,563
2004                                                              21,612
2005                                                              21,442
2006                                                              21,308
Later years                                                      298,371
------------------------------------------------------------------------
Total                                                           $405,978
========================================================================

    The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases for advertising billboards as of August 3, 2001:

Fiscal year
------------------------------------------------------------------------
2002                                                             $21,522
2003                                                               8,426
2004                                                               1,240
------------------------------------------------------------------------

Total                                                            $31,188
========================================================================


     Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum       Contingent     Total
-------------------------------------------------------------------------
2001                                  $44,829          $592       $45,421
2000                                   25,933           689        26,622
1999                                   20,343           726        21,069

11.  Employee Savings Plan
     The Company has an employee savings plan which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company contributed $1,545, $1,397 and $1,356 for fiscal 2001, 2000 and 1999, respectively.

12.  Sale-Leaseback
        On July 31, 2000, the Company, through its Cracker Barrel Old Country Store, Inc. subsidiary, completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel Old Country Store units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and have been leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. Net rent expense during the initial term will be $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale will be amortized over the initial lease term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowing under the Company's revolving credit facility, and the commitment under that facility was reduced by $70,000 to $270,000.

13. Quarterly Financial Data (Unaudited)
     Quarterly financial data for fiscal 2001 and 2000 are summarized as follows:



                              1st          2nd          3rd          4th
                            Quarter      Quarter*     Quarter      Quarter**
---------------------------------------------------------------------------
2001
Total revenue              $467,255     $484,267     $468,101     $544,069
Gross profit                311,183      309,728      312,433      366,016
Income before income
 taxes                       27,008       24,013       23,281       10,162
Net income                   16,934       15,056       14,597        2,594
Net earnings per
                -
 share - diluted                .30          .26          .26          .05
---------------------------------------------------------------------------
2000
Total revenue              $422,607     $443,170     $435,986     $470,949
Gross profit                276,848      280,281      287,856      313,255
Income before income
 taxes                       23,605        9,881       23,184       38,035
Net income                   14,472        6,390       14,443       23,693
Net earnings per
                -
 share - diluted                .25          .11          .25          .42
---------------------------------------------------------------------------

*The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000 principally as a result of management changes and the resulting refocused operating priorities. (See Note 2 to the Company's Consolidated Financial Statements.)

**The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001 principally as a result of exiting its Carmine Giardini's Gourmet Market(TM) business and the closing of four Cracker Barrel Old Country Store(R) units and three Logan's Roadhouse(R) units, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. The Company's fourth fiscal quarter of fiscal 2001 consisted of 14 weeks. (See Notes 2 and 10 to the Company's Consolidated Financial Statements.)

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of CBRL Group, Inc.:

         We have audited the accompanying consolidated balance sheet of CBRL Group, Inc. and subsidiaries (the "Company") as of August 3, 2001 and July 28, 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at August 3, 2001 and July 28, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
September 13, 2001