Form 10-K, Exhibit 13
period 2002-08-02
CBRL GROUP INC
filed 2002-10-25
CIK 1067294

SELECTED FINANCIAL DATA


                                        (In thousands except per share data)
                                        For each of the fiscal years ended


                             August 2,   August 3,   July 28,    July 30,   July 31,
                               2002    2001(b)(c)(d) 2000(e)     1999(f)     1998(g)
----------------------------------------------------------------------------------------
OPERATING RESULTS
 Total revenue              $2,066,892  $1,963,692  $1,772,712 $1,531,625 $1,317,104
 Cost of goods sold            677,738     664,332     614,472    538,051    450,120
 Gross profit                1,389,154   1,299,360   1,158,240    993,574    866,984
 Labor & other related
  expenses                     777,617     732,419     645,976    538,348    441,121
 Other store operating
  expenses                     347,085     353,334     294,012    248,208    197,098
 Store operating income        264,452     213,607     218,252    207,018    228,765
 General and administrative    115,152     102,541      95,289     82,006     63,648
 Amortization of goodwill           --      14,370       3,994      2,169        208
 Operating income              149,300      96,696     118,969    122,843    164,909
 Interest expense                6,769      12,316      24,616     11,324      3,026
 Interest income                    --          84         352      1,319      2,847
 Income before income taxes    142,531      84,464      94,705    112,838    164,730
 Provision for income taxes     50,742      35,283      35,707     42,653     60,594
 Net income                 $   91,789  $   49,181  $   58,998  $  70,185 $  104,136

SHARE DATA Net income per share:
    Basic                        $1.69        $.88       $1.02      $1.16      $1.68
    Diluted                       1.64         .87        1.02       1.16       1.65
 Dividends per share(a)           $.02       $ .02       $ .01      $ .02      $ .02
 Weighted average
  shares outstanding:
    Basic                       54,199      56,129      57,960     60,329     61,832
    Diluted                     56,091      56,799      58,041     60,610     63,028

FINANCIAL POSITION
 Working capital            $  (61,587) $  (42,059) $ (29,543) $   (5,803)  $ 60,804
 Total assets                1,263,737   1,212,872   1,335,023  1,277,781    992,108
 Property and equipment-net    984,817     955,028   1,075,134  1,020,055    812,321
 Long-term debt                194,476     125,000     292,000    312,000     59,500
 Other long-term
  obligations                   10,702       8,829       1,762        902      1,502
 Shareholders' equity          782,994     846,108     828,970    791,007    803,374
====================================================================================

(a)On November 24, 1999, the CBRL Group, Inc.'s ("Company") Board of Directors adopted a policy to consider and pay dividends, if declared, on an annual basis each January in the future. This new policy is intended to reduce administrative and mailing costs related to dividends.

(b)The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001, principally as a result of exiting its Carmine Giardini's Gourmet Market(TM) business and the closing of four Cracker Barrel Old Country Store(R) units and three Logan's Roadhouse(R) units, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act. Before the effect of these charges, net income would have been $73,654 and diluted net income per share would have been $1.30. (See Notes 2 and 9 to the Company's Consolidated Financial Statements.)

(c)The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000. The estimated impact of the additional week was to increase consolidated fiscal 2001 results as follows: total revenue, $40,485; store operating income, $9,006; operating income, $8,056; net income, $4,954; and diluted net income per share, $0.09.

(d)The Company completed a sale-leaseback transaction in the first quarter of fiscal 2001, under which $138,300 of long-term debt was paid down, operating income was reduced by $12,256 and interest expense was reduced by approximately $10,100. (See Note 11 to the Company's Consolidated Financial Statements.)

(e)The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000, principally as a result of management changes and the resulting refocused operating priorities. Before the effect of these charges, net income would have been $64,350 and diluted net income per share would have been $1.11. (See Note 2 to the Company's Consolidated Financial Statements.)

(f)The Company acquired Logan's Roadhouse, Inc. on February 16, 1999.

(g)The Company acquired Carmine's Prime Meats, Inc. on April 1, 1998.

                      MARKET PRICE AND DIVIDEND INFORMATION

         The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                           Fiscal Year 2002         Fiscal Year 2001
                        -----------------------  -------------------------
                            Prices                   Prices
                        ------------- Dividends  -------------   Dividends
Quarter                 High      Low   Paid     High      Low     Paid
--------------------------------------------------------------------------
First                  $25.96   $18.31    --    $15.94   $11.75      --
Second                  31.88    23.55  $.02     24.25    15.69    $.02
Third                   32.75    26.25    --     21.81    17.63      --
Fourth                  34.10    24.85    --     21.94    16.26      --
--------------------------------------------------------------------------

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

                                                                Period to Period
                           Relationship to Total Revenue       Increase(Decrease)
                           -----------------------------   ---------------------------
                              2002    2001      2000       2002 vs 2001   2001 vs 2000
--------------------------------------------------------------------------------------
Net Sales:
  Restaurant                  79.6%    78.6%    77.8%            7%           12%
  Retail                      20.3     21.4     22.2             -             7
    Total net sales           99.9    100.0    100.0             5            11
  Franchise fees and
   royalties                   0.1       --       --            47            16
----------------------------------------------------
    Total revenue            100.0%   100.0%   100.0%            5            11
Cost of goods sold            32.8     33.8     34.7             2             8
Gross profit                  67.2     66.2     65.3             7            12
Labor & other related
  expenses                    37.6     37.3     36.4             6            13
Other store operating
  expenses                    16.8     18.0     16.6            (2)           20
Store operating income        12.8     10.9     12.3            24            (2)
General & administrative       5.6      5.2      5.4            12             8
Amortization of goodwill        --      0.8      0.2          (100)          260
Operating income               7.2      4.9      6.7            54           (19)
Interest expense               0.3      0.6      1.4           (45)          (50)
Interest income                 --       --       --          (100)          (76)
Income before income taxes     6.9      4.3      5.3            69           (11)
Provision for income taxes     2.5      1.8      2.0            44            (1)
Net income                     4.4      2.5      3.3            87           (17)
================================================================================

         The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001, principally as a result of exiting the Carmine Giardini's Gourmet Market(TM) ("Carmine's") business and the closing of four Cracker Barrel Old Country Store(R) ("Cracker Barrel") units and three Logan's Roadhouse(R) ("Logan's") restaurants, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. These charges consisted primarily of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's units in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Certain Long-Lived Assets and for Long-Lived Assets to be Disposed Of", (see Note 2 to the Company's Consolidated Financial Statements). These charges also consisted of $1,234 for severance and related expenses for approximately 1,000 employees, consisting primarily of store personnel, and $3,898 for other charges primarily consisting of lease termination costs, inventory write-downs related to the closed units and other unit closing costs. Additionally, the Company accrued $3,500 for a settlement proposal for a certain collective action under the Fair Labor Standards Act
(see Note 9 to the Company's Consolidated Financial Statements). These charges affect line items in the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the fiscal year ended August 3, 2001, respectively, as follows: Cost of goods sold $669, 0.0%; Labor and other related expenses $924, 0.0%; Other store operating expenses $20,552, 1.1%; General and administrative $490, 0.0%; and Amortization of goodwill $10,428, 0.6%. As of August 3, 2001, approximately $285 of the severance costs and $620 of the other charges had been paid with no changes from the original estimate. The Company has paid substantially all of the remaining severance in the first quarter of fiscal 2002 with no changes from the original estimates. After taking into effect the property and equipment write-downs, the Company's carrying value of the property and equipment associated with the charges is approximately $508 as of August 2, 2002. As of August 2, 2002, substantially all of the amounts previously recorded had been paid or settled except for $961 accrued for certain lease termination costs.
      The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000. The estimated impact of the additional week was to increase consolidated fiscal 2001 results as follows: total revenue, $40,485; store operating income, $9,006; operating income, $8,056; net income, $4,954; and diluted net income per share, $0.09.

      The Company recorded charges of $8,592 before taxes during the quarter ended January 28, 2000, principally as a result of management changes and the resulting refocused operating priorities. These charges consisted of $3,887 for the write-down of certain Cracker Barrel properties no longer expected to be used for future development and for Cracker Barrel's test, retail-only mall store in accordance with SFAS No. 121 (see Note 2 to the Company's Consolidated Financial Statements), $1,955 for severance and related expenses for a total of 20 corporate employees, including 18 at Cracker Barrel, and $2,750 for other charges primarily consisting of the future minimum lease payments on certain properties no longer expected to be used for future development, the write-down of certain abandoned property, inventory write-downs related to the closing of Cracker Barrel's test outlet store and other contractual obligations. These charges affect line items on the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the fiscal year ended July 28, 2000, respectively, as follows: Cost of goods sold $205, 0.0%; Other store operating expenses $5,609, 0.3%; and General and administrative $2,778, 0.2%. As of July 28, 2000, substantially all of the amounts previously recorded had been paid or settled with no changes from the original estimates.
      The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Form 10-K filed with the Securities and Exchange Commission for the year ended August 2, 2002, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions", "target", "guidance", "plans", "projection", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "potential", or "continue" (or the negative of each of these terms) or similar terminology. Factors which will affect actual results include, but are not limited to: adverse general economic conditions including uncertain consumer confidence effects on sales; the actual results of pending or threatened litigation or governmental investigations; changes in generally accepted accounting principles or in capital market conditions that could affect valuations of restaurant companies in general or the Company`s goodwill in particular; the effects of negative publicity; weather conditions and customer travel activity and retail buying trends; the effect of plans intended to improve operational execution and performance including retail logistics initiatives; commodity, workers' compensation, group health and utility price changes; the effects of increased competition at Company locations on sales and on labor recruiting, cost and retention; the ability of and cost to the Company to recruit, train and retain qualified restaurant hourly and management employees; the ability of the Company to identify successful new lines of retail merchandise; the availability and costs of acceptable sites for development; the acceptance of the Company's concepts as the Company continues to expand into new markets and geographic regions; changes in or implementation of additional governmental rules and regulations affecting accounting, wage and hour matters, health and safety, pensions and insurance; practical or psychological effects of terrorist acts or military or government responses; changes in interest rates affecting the Company's financing costs; income, payroll and other tax issues including changes in government policy, settlement of audits, and changes affecting the Company's ability to plan and structure its operations; other undeterminable areas of government or regulatory actions or regulations; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications.

         The following table highlights comparable store sales* results over the past two fiscal years:

                   Cracker Barrel Old Country Store          Logan's Roadhouse
                         Period to Period                     Period to Period
                             Increase                        Increase(Decrease)
                             --------                        ------------------
                   2002 vs 2001        2001 vs 2000      2002 vs 2001  2001 vs 2000
                   (414 Stores)        (376 Stores)      (59 Stores)    (40 Stores)
-----------------------------------------------------------------------------------
Restaurant              5.3%               4.6%              2.4%         (1.1)%
Retail                  2.3                1.1                --            --
Restaurant & retail     4.6                3.8               2.4          (1.1)
================================================================================

*Comparable store sales consist of sales of stores open six full quarters at the beginning of the fiscal year; and are measured on comparable calendar weeks.

     Cracker Barrel comparable store restaurant sales increased 5.3% for fiscal 2002 versus the comparable 52 weeks of fiscal 2001. Comparable store restaurant sales increased 4.6% in fiscal 2001 versus the comparable 53-week period of a year earlier. The increase in comparable store sales growth from fiscal 2001 to fiscal 2002 was primarily due to the increases in average check of 2.9% and guest traffic of 2.4%.

     Cracker Barrel comparable store retail sales increased 2.3% for fiscal 2002 versus the comparable 52 weeks of fiscal 2001. Comparable store retail sales increased 1.1% in fiscal 2001 versus the comparable 53-week period of a year earlier. The comparable store retail sales increase from fiscal 2001 to fiscal 2002 was primarily due to the restaurant guest traffic increase.

     In fiscal 2002 total net sales (restaurant and retail) in the 414 Cracker Barrel comparable stores averaged $4,095. Restaurant sales were 76.9% of total net sales in the comparable 414 stores in fiscal 2002 and 76.4% in fiscal 2001.

         Logan's comparable store sales increased 2.4% for fiscal 2002 versus the comparable 52 weeks of fiscal 2001. Comparable store sales decreased 1.1% in fiscal 2001 versus the comparable 53-week period of a year earlier. The comparable store sales increase from fiscal 2001 to fiscal 2002 was primarily due to an increase in guest traffic of approximately 2%.

     Total revenue, which increased approximately 5% and 11% in fiscal 2002 and 2001, respectively, benefited from the opening of 20, 15 and 30 new Cracker Barrel stores in fiscal 2002, 2001 and 2000, respectively, and the opening of 9, 13 and 12 new company-operated Logan's restaurants in fiscal 2002, 2001 and 2000, respectively. Additionally, fiscal 2001 benefited from a 53rd week, which reflected approximately 2% of total revenue.

       Cost of goods sold as a percentage of total revenue decreased in fiscal 2002 to 32.8% from 33.8% in 2001. This decrease was primarily due to higher average check, an increased mix of restaurant sales, which have a lower cost of goods than retail sales, improvements in store-level food cost execution, lower beef and rib prices, higher initial mark-ons and lower markdowns of retail merchandise, lower retail shrinkage and lower retail freight. These decreases were partially offset by higher potato prices. Food cost as a percentage of net restaurant sales in fiscal 2002 decreased from fiscal 2001 primarily for the reasons described above.

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

       Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 37.6%, 37.3% and 36.4% in fiscal 2002, 2001 and 2000, respectively. The year to year increase in fiscal 2002 versus 2001 was primarily due to increases in wages, increases under the store-level bonus programs and increases in workers' compensation costs. These increased workers' compensation costs reflect continued higher than expected claims cost development (as determined annually by an independent actuarial evaluation) from claims incurred in prior fiscal years. The Company does not expect this increased workers' compensation claims development to continue to the same degree. These increases were partially offset by lower group health costs, higher average check and improved volume.

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

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising expenses, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 16.8%, 18.0% and 16.6% in fiscal 2002, 2001 and 2000, respectively. The year to year decrease in fiscal 2002 versus 2001 was primarily due to the non-recurrence of the charges in the fourth quarter of fiscal 2001 of $20,552, consisting primarily of impairment losses of $14,003 (See Note 2 to the Company's Consolidated Financial Statements). This decrease was also due to lower utility costs, lower advertising spending, higher average check and improved volume partially offset by higher general liability insurance costs and credit card fees.

       The year to year increase in fiscal 2001 versus fiscal 2000 was primarily due to charges in the fourth quarter of fiscal 2001 of $20,552, consisting primarily of impairment losses of $14,003 (see Note 2 to the Company's Consolidated Financial Statements). Additionally, this increase was due to the net effect of the Company's sale-leaseback transaction, which increased rent expense and decreased depreciation expense (see Note 11 to the Company's Consolidated Financial Statements). These increases were partially offset due to the non-recurrence of charges in the second quarter of fiscal 2000 of $5,609, consisting primarily of impairment losses of $3,887 (see Note 2 to the Company's Consolidated Financial Statements). The net effect of the fiscal 2001 charges and the sale-leaseback transaction reduced by the non-recurrence of fiscal 2000 charges was to increase other store operating expenses as a percentage of total revenue by 1.4%. Therefore, the changes from fiscal 2000 to fiscal 2001 in the other components of other store operating expenses as a percentage of total revenue offset each other. Higher utility and maintenance costs were offset by lower advertising spending at the Cracker Barrel concept and higher menu pricing and improved volume at Cracker Barrel stores.

         General and administrative expenses as a percentage of total revenue were 5.6%, 5.2% and 5.4% in fiscal 2002, 2001 and 2000, respectively. General and administrative expenses as a percentage of total revenue increased from fiscal 2001 to fiscal 2002 primarily due to bonus accruals reflective of performance improvements, higher professional fees, and various staffing and infrastructure changes. These increases were partially offset by higher average check, improved volume and the non-recurrence of the $490 in charges related to management's decision during the fourth quarter of fiscal 2001 to exit the Carmine's business and to close four Cracker Barrel units and three Logan's units (see Note 2 to the Company's Consolidated Financial Statements).

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

         Interest expense decreased in fiscal 2002 to $6,769 from $12,316 and from $24,616 in fiscal 2000. The decrease from fiscal 2001 to fiscal 2002 was primarily due to lower interest rates (see Note 4 to the Company's Consolidated Financial Statements). The decrease from fiscal 2000 to fiscal 2001 was primarily due to net revolving principal payments from the proceeds of the Company's sale-leaseback transaction (see Note 11 to the Company's Consolidated Financial Statements) and from operating and other cash flow not otherwise needed in the Company's business and financing activities.

     Interest income decreased to $0 in fiscal 2002 from $84 in fiscal 2001 and $352 in fiscal 2000. The primary reason for the decrease was lower average funds available for investment.

     Provision for income taxes as a percent of pretax income was 35.6% for fiscal 2002, 41.8% for fiscal 2001 and 37.7% for fiscal 2000. The primary reason for the decrease in the tax rate from fiscal 2001 to fiscal 2002 and the increase in the tax rate from fiscal 2000 to fiscal 2001 was the non-deductibility of the $10,428 write-off of goodwill related to Carmine's in fiscal 2001. (See Note 2 to the Company's Consolidated Financial Statements.)

Critical Accounting Policies

         The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 2 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

         The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the future cash flows expected to be generated by the asset. If the total future cash flows were less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from value impairment is recognized by a charge to earnings. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, the Company may be required to record impairment charges for these assets.

Insurance Reserves

         The Company self-insures a significant portion of expected losses under its workers compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to fiscal 2003, but has now increased this amount to $500. The Company has decided not to purchase such insurance for its primary group health program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third fiscal quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth fiscal quarter. Those reserves and these losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies", the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

Tax Provision

         The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its fiscal year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position. See Note 7 to the Company's Consolidated Financial Statements.

Legal Proceedings

         As more fully discussed in Note 9 to the Consolidated Financial Statements, the Company is a defendant in four lawsuits, all brought by the same plaintiffs' attorneys, one of which has been provisionally certified as a collective action, and in one of which the District Court has issued its ruling denying class certification. The Company believes it has substantial defenses in these actions and intends to continue to defend each of them vigorously. Nevertheless, the Company offered a total of $3,500 to resolve one of the cases, but those offers were not accepted by the plaintiffs' attorneys. As a result, the Company recorded an accrual of this amount in the fourth quarter of fiscal 2001 in accordance with SFAS No. 5. Except for that accrual there currently is no provision for any potential liability with respect to these lawsuits in the Consolidated Financial Statements. If there were to be an unfavorable outcome in any of these cases, the Company's results of operations, financial position and liquidity could be materially and adversely affected.

          In addition to the litigation described in the proceeding paragraph, the Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

Impact of Recent Accounting Pronouncements Not Yet Adopted

         In July 2001, The Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record obligations associated with the retirement of a tangible long-lived asset as a liability upon incurring those obligations, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation ("ARO"), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the entity amortizes the liability to its present value each period, and the entity depreciates the capitalized cost over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Upon adoption, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current information known as of the adoption date, including current assumptions and current interest rates. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002 and earlier application is encouraged. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. This statement also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

         In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB Statement No. 13,"Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. The Company does not expect the adoption of this standard to have a material impact on its results of operations or financial position.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance in EITF No. 94-3. The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective January 1, 2003. The Company does not expect the adoption of this standard to have a material effect on the Company's Consolidated Financial Statements or its financial position.

Quantitative and Qualitative Disclosures about Market Risk

         Interest Rate Risk. With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of October 25, 2002, the Company has in place a $250,000 bank credit facility, which matures December 31, 2003. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on the Company's ratio of lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense), adjusted quarterly. As of August 2, 2002, the Company had $20,000 outstanding under the revolver at interest rates ranging from 3.06% to 4.75%. On September 12, 2001, the Company amended its bank credit facility, thereby converting its then-outstanding $50,000 term loan into a revolving loan under the facility, and reduced the entire facility by $70,000 to the current $250,000 facility. As of August 2, 2002, the weighted average interest rate through the expected maturity dates for the Company's revolving credit facility was 3.48%, based on the Company's current credit spread of 1.25%. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the $20,000 outstanding under the revolving credit facility approximates carrying value as of August 2, 2002.

         Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Three food categories (beef, pork and poultry) account for the largest shares of the Company's food purchases at approximately 17%, 13% and 12%, respectively. Other items affected by the commodities markets, such as dairy, produce and coffee, may each account for as much as 10% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company. The Company does not use financial instruments to hedge commodity prices. However, the Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

Liquidity and Capital Resources

         The following table presents a summary of the Company's cash flows for the last three fiscal years:

                                               2002         2001       2000
Net cash provided by operating activities    $191,424     $147,762   $160,247
Net cash (used in) provided by investing
 activities                                   (90,879)      49,844   (120,699)
Net cash used in financing activities         (97,278)    (199,664)   (43,945)
                                             --------     --------   --------
Net increase (decrease) in cash
 and cash equivalents                        $  3,267     $ (2,058)  $ (4,397)
                                             ========     ========   ========

     The Company's cash generated from operating activities was $191,424 in fiscal 2002. Most of this cash was provided by net income adjusted by depreciation and amortization, accretion on zero-coupon contingently convertible senior notes and the tax benefit realized upon exercise of stock options. Decreases in receivables and increases in accounts payable, accrued employee compensation, accrued employee benefits, other accrued expenses, other long-term obligations , deferred income taxes were partially offset by increases in inventories, prepaid expenses and other assets and decreases in taxes withheld and accrued and income taxes payable.

         The sale-leaseback transaction that the Company entered into at the beginning of fiscal year 2001 generated cash of $138,280 from the sale of 65 Cracker Barrel units that was used to reduce the Company's borrowings under its revolving credit facility. This transaction caused the change from net cash used in investing activities to change to net cash provided by investing activities and caused the significant increase from fiscal 2000 in net cash used in financing activities. (See Note 11 to the Company's Consolidated Financial Statements.)

     Capital expenditures were $96,692, $91,439 and $138,032 in fiscal 2002, 2001 and 2000, respectively. Costs of new locations accounted for substantially all of these expenditures.

         The Company's internally generated cash, along with cash at August 3, 2001, the Company's new operating leases, proceeds from stock option exercises, proceeds from the Company's zero-coupon contingently convertible Senior Notes ("Notes") and the Company's available revolver, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in fiscal 2002.

         In April 2002, the Company issued $422,050 face value at maturity of zero-coupon convertible senior notes ("Notes"), maturing on April 3, 2032, and received proceeds totaling $172,756 prior to debt issuance costs of $4,639. The Notes are callable at the Company's option on or after April 3, 2007. Holders of the Notes may require the Company to purchase ("put") all or a portion of their Notes on April 3, 2005, April 3, 2007 and every 5 years thereafter until April 3, 2027, at a purchase price equal to the accreted value of the Notes, which includes accrued and unpaid cash interest, if any, under the contingent interest features of the Notes. The debt issuance costs are being amortized over three years to the first put date. Each $1 Note (face value at maturity) will be convertible into 10.8584 shares of the Company's common stock, with an initial conversion price of $37.69 per share accreting at 3% per annum, compounded semi-annually, if certain conversion contingencies are met. Those contingencies are met if the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032) for a specified period of time (20 of the last 30 trading days) in any quarter beginning after August 2, 2002, or otherwise upon the occurrence of certain events. These potentially dilutive shares are not included in diluted shares in fiscal 2002 since the specified stock price contingency had not been reached. The Notes have an initial yield to maturity of 3.0%, which is being accreted over the life of the Notes using the effective interest method. The Company may pay cash contingent interest for the six-month period commencing April 4, 2007, and for any six-month period thereafter if the average market price of the Notes for a five-trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the Notes. The amount of contingent interest payable per $1 (face value at maturity) shall equal 0.125% of the average LYON Market Price for the Five-Day Period with respect to such Contingent Interest Period based on the capitalized terms as defined in the Notes. All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Notes. Each guarantor directly or indirectly is a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations. The Notes and the underlying common stock were registered in the Company's fourth fiscal quarter of fiscal 2002 with the Securities and Exchange Commission to enable holders of the Notes to resell their Notes and the shares of common stock issuable upon conversion of their Notes.

         On September 17, 2001, the Company announced that the Board of Directors had authorized the repurchase of up to 3 million shares of the Company's common stock. On May 23, 2002, the Company announced that the Board of Directors had authorized the repurchase of up to an additional 1.5 million shares of the Company's common stock. On July 11, 2002, the Company announced that the Board of Directors had authorized the repurchase of up to an additional 1 million shares of the Company's common stock. The purchases were to be made from time to time in the open market at prevailing market prices. The Company completed all three of these new share repurchase authorizations during fiscal 2002 for total consideration of $156,834 or $28.52 per share. These share repurchases were in addition to the repurchase of approximately 2.1 million shares for $60,000 in consideration, or $28.13 per share, concurrent with the issuance of the Notes described above.

         Subsequent to the end of the fiscal year, on September 12, 2002, the Company announced that the Board of Directors had authorized the repurchase of up to 2 million shares of the Company's common stock. The purchases are to be made from time to time in the open market at prevailing market prices.

         For fiscal 2002 the Company received proceeds of $53,103 from the exercise of stock options on 2,878,567 shares of its common stock and tax benefit upon exercise of stock options of $9,991.

         The Company estimates that its capital expenditures for fiscal 2003 will be approximately $120,000 to $125,000, substantially all of which will be related to the construction of 23 new Cracker Barrel stores and 12 new Logan's restaurants.

         Management believes that cash at August 2, 2002, along with cash generated from the Company's operating activities, stock option exercises and its available revolving credit facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization and its continued expansion plans through fiscal 2003. At August 2, 2002, the Company had $230,000 available under its revolving credit facility. The Company estimates that its operations and other sources will generate excess cash of approximately $55,000 to $60,000 before proceeds from the exercise of stock options and after capital expenditures in fiscal 2003 which it intends to apply toward completing its current 2 million share repurchase authorization, future share repurchase authorizations, debt reduction or other purposes. The Company's principal criteria for share repurchases are that they be accretive to net income per share and that they do not unfavorably affect the Company's investment grade debt rating.

Material Commitments

         The Company's contractual cash obligations as of August 2, 2002, are summarized in the table below:

                                                    Payments due by Fiscal Year
                                  Total      2003  2004-2005 2006-2007  2008 and After
Debt                             $194,476       --  $20,000        --      $174,476
Operating leases - excluding
 billboards                       438,060  $25,629   51,200   $50,931       310,300
Operating leases for billboards    31,083   18,243   12,840        --            --
Capital leases                        538       87      347       104            --
                                 --------  -------  -------   -------      --------
Total contractual cash
 obligations                     $664,157  $43,959  $84,387   $51,035      $487,776
                                 ========  =======  =======   =======      ========

Legal Proceedings

         As more fully discussed in Note 9 to the Consolidated Financial Statements, the Company is a defendant in four lawsuits, all brought by the same plaintiffs' attorneys, one of which has been provisionally certified as a collective action, and in one of which the District Court has issued its ruling denying class certification. The Company believes it has substantial defenses in these actions and intends to continue to defend each of them vigorously. Nevertheless, the Company offered a total of $3,500 to resolve one of the cases, but those offers were not accepted by the plaintiffs' attorneys. As a result, the Company recorded an accrual of this amount in the fourth quarter of fiscal 2001 in accordance with SFAS No. 5. Except for that accrual there currently is no provision for any potential liability with respect to these lawsuits in the Consolidated Financial Statements. If there were to be an unfavorable outcome in any of these cases, the Company's results of operations, financial position and liquidity could be materially and adversely affected.

          In addition to the litigation described in the proceeding paragraph, the Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                          August 2,        August 3,
Assets                                      2002              2001
--------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                $   15,074      $   11,807
Receivables                                   8,161          10,201
Inventories                                 124,693         116,590
Prepaid expenses                             11,928          10,019
Deferred income taxes                        11,632           6,573
--------------------------------------------------------------------------
Total current assets                        171,488         155,190
--------------------------------------------------------------------------

Property and Equipment:
Land                                        261,857         261,988
Buildings and improvements                  603,381         590,557
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              321,544         309,070
Leasehold improvements                      122,869          87,137
Construction in progress                     16,106           8,511
--------------------------------------------------------------------------
Total                                     1,329,046       1,260,552
Less:  Accumulated depreciation and
       amortization of capital leases       344,229         305,524
--------------------------------------------------------------------------
Property and equipment - net                984,817         955,028
--------------------------------------------------------------------------
Goodwill - net                               92,882          92,882
Other Assets                                 14,550           9,772
--------------------------------------------------------------------------
Total                                    $1,263,737      $1,212,872
==========================================================================
Liabilities and Shareholders' Equity
--------------------------------------------------------------------------
Current Liabilities:
Accounts payable                         $   85,461      $   64,939
Current maturities of long-term debt
  and other long-term obligations                87             200
Taxes withheld and accrued                   28,681          29,834
Income taxes payable                         18,519          21,665
Accrued employee compensation                49,061          40,421
Accrued employee benefits                    33,421          25,550
Other accrued expenses                       17,845          14,640
--------------------------------------------------------------------------
Total current liabilities                   233,075         197,249
--------------------------------------------------------------------------
Long-term Debt                              194,476         125,000
--------------------------------------------------------------------------
Other Long-term Obligations                  10,702           8,829
--------------------------------------------------------------------------
Deferred Income Taxes                        42,490          35,686
--------------------------------------------------------------------------

Commitments and Contingencies (Note 9)

Shareholders' Equity:
Preferred stock - 100,000,000 shares of
 $.01 par value authorized; no shares
 issued                                          --              --
Common stock - 400,000,000 shares of $.01
 par value authorized; 2002 - 50,272,459
 shares issued and outstanding; 2001 -
 55,026,846 shares issued and outstanding       503             550
Additional paid-in capital                       --         149,073
Retained earnings                           782,491         696,485
--------------------------------------------------------------------------

Total shareholders' equity                  782,994         846,108
--------------------------------------------------------------------------
Total                                    $1,263,737      $1,212,872
==========================================================================

         See notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                    (In thousands except share data)
                                           Fiscal years ended

                                 August 2,     August 3,        July 28,
                                   2002          2001            2000
-----------------------------------------------------------------------
Net sales:
 Restaurant                     $1,645,696    $1,543,815     $1,378,753
 Retail                            420,057       419,104        393,293
-----------------------------------------------------------------------
  Total net sales                2,065,753     1,962,919      1,772,046
Franchise fees and royalties         1,139           773            666
-----------------------------------------------------------------------
  Total revenue                  2,066,892     1,963,692      1,772,712
Cost of goods sold                 677,738       664,332        614,472
-----------------------------------------------------------------------
Gross profit                     1,389,154     1,299,360      1,158,240
-----------------------------------------------------------------------
Labor & other related expenses     777,617       732,419        645,976
Other store operating expenses     347,085       353,334        294,012
-----------------------------------------------------------------------
Store operating income             264,452       213,607        218,252
General and administrative         115,152       102,541         95,289
Amortization of goodwill                --        14,370          3,994
-----------------------------------------------------------------------
Operating income                   149,300        96,696        118,969
Interest expense                     6,769        12,316         24,616
Interest income                         --            84            352
-----------------------------------------------------------------------
Income before income taxes         142,531        84,464         94,705
Provision for income taxes          50,742        35,283         35,707
-----------------------------------------------------------------------
Net income                        $ 91,789     $  49,181      $  58,998
=======================================================================
Net income per share - basic         $1.69          $.88          $1.02
=======================================================================
Net income per share - diluted       $1.64          $.87          $1.02
=======================================================================
Basic weighted average shares
  outstanding                   54,198,845    56,128,956     57,959,646
=======================================================================
Diluted weighted average shares
  Outstanding                   56,090,940    56,799,124     58,041,290
=======================================================================

                   See notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                    (In thousands except per share data)
                                      Additional                        Total
                               Common   Paid-In   Retained  Treasury  Shareholders'
                               Stock    Capital   Earnings    Stock      Equity
--------------------------------------------------------------------------------
Balances at July 30, 1999     $   626  $283,724  $590,128  $(83,471)   $791,007
Cash dividends - $.010 per
  share                            --        --      (637)       --        (637)
 Exercise of stock options          1       529        --        --         530
 Tax benefit realized upon
  exercise of stock options        --       176        --        --         176
 Purchases of treasury stock       --        --        --   (21,104)    (21,104)
 Net income                        --        --    58,998        --      58,998
--------------------------------------------------------------------------------
Balances at July 28, 2000         627   284,429   648,489  (104,575)    828,970
Cash dividends - $.020 per
  share                            --        --    (1,185)       --      (1,185)
 Exercise of stock options          3     5,152        --        --       5,155
 Tax benefit realized upon
  exercise of stock options        --       431        --        --         431
 Purchases and retirement of
  common and treasury stock       (80) (140,939)       --   104,575     (36,444)
 Net income                        --        --    49,181        --      49,181
--------------------------------------------------------------------------------
Balances at August 3, 2001        550   149,073   696,485        --     846,108
Cash dividends - $.020 per
  share                            --        --    (1,163)       --      (1,163)
 Exercise of stock options         29    53,074        --        --      53,103
 Tax benefit realized upon
  exercise of stock options        --     9,991        --        --       9,991
 Purchases and retirement of
  common stock                    (76) (212,138)   (4,620)       --    (216,834)
 Net income                        --        --    91,789        --      91,789
--------------------------------------------------------------------------------
Balances at August 2, 2002    $   503  $     --  $782,491 $      --    $782,994
================================================================================

                      See notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                         (In thousands)
                                                       Fiscal years ended

                                                August 2,   August 3,   July 28,
                                                  2002        2001        2000
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                    $ 91,789    $ 49,181    $58,998
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                62,759      64,902     65,218
     (Gain)loss on disposition of property
       and equipment                                (781)        671        664
     Impairment loss                                  --      24,431      3,887
     Accretion on zero-coupon contingently
       convertible senior notes                    1,720          --         --
     Tax benefit realized upon
       exercise of stock options                   9,991         431        176
   Changes in assets and liabilities:
     Receivables                                   2,040       1,369     (2,635)
     Inventories                                  (8,103)     (9,213)    (6,922)
     Prepaid expenses                             (1,909)     (3,103)     1,125
     Other assets                                 (5,666)     (1,473)      (427)
     Accounts payable                             20,522       2,562     (4,909)
     Taxes withheld and accrued                   (1,153)      1,456      4,801
     Income taxes payable                         (3,146)      8,230     11,224
     Accrued employee compensation                 8,640       3,241     14,548
     Accrued employee benefits                     7,871       2,221      5,688
     Other accrued expenses                        3,205         892        773
     Other long-term obligations                   1,900       7,257      1,094
     Deferred income taxes                         1,745      (5,293)     6,944
--------------------------------------------------------------------------------
  Net cash provided by
    operating activities                         191,424     147,762    160,247
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and
    equipment                                    (96,692)    (91,439)  (138,032)
  Proceeds from sale of property and
    equipment                                      5,813     141,283     17,333
--------------------------------------------------------------------------------
  Net cash (used in) provided by investing
    activities                                   (90,879)     49,844   (120,699)
--------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                591,756    355,600     444,500
  Proceeds from exercise of
   stock options                                  53,103      5,155         530
  Principal payments under
   long-term debt and other
   long-term obligations                        (524,140)  (522,790)   (467,234)
  Purchases and retirement of common stock      (216,834)   (36,444)    (21,104)
  Dividends on common stock                       (1,163)    (1,185)       (637)
--------------------------------------------------------------------------------
  Net cash used in financing activities          (97,278)  (199,664)    (43,945)
--------------------------------------------------------------------------------
  Net increase (decrease) in cash
   and cash equivalents                            3,267     (2,058)     (4,397)
  Cash and cash equivalents,
   beginning of year                              11,807     13,865      18,262
--------------------------------------------------------------------------------
  Cash and cash equivalents,
   end of year                                  $ 15,074   $ 11,807    $ 13,865
================================================================================

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                    $  4,839   $ 12,739    $ 26,500
    Income taxes                                  43,340     32,642      19,333








                 See notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands except share and per share data)

1.  DESCRIPTION OF THE BUSINESS
     CBRL Group, Inc. and its affiliates (the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store(R) ("Cracker Barrel") restaurant and retail concept and the Logan's Roadhouse(R) ("Logan's") restaurant concept. Logan's has two area development agreements and accompanying franchise agreements covering development of its concept in all or part of five states. The Company exited its Carmine Giardini's Gourmet Market(TM) ("Carmine's") concept at the end of fiscal 2001. (See Note 2.) CBRL Group, Inc. Common Stock is traded on The Nasdaq Stock Market (National Market) under the symbol CBRL.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2001 consisted of 53 weeks and the fourth quarter of fiscal 2001 consisted of 14 weeks.
     Principles of consolidation - The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Approximately 81% of retail inventories are valued using the retail inventory method and the remaining 19% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.
     Start-up costs - Start-up costs of a new store are expensed when incurred. Property and equipment - Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                        Years
--------------------------------------------------------------------------------
Buildings and improvements                                              30-45
Buildings under capital leases                                          15-25
Restaurant and other equipment                                           3-10
Leasehold improvements                                                   1-35
--------------------------------------------------------------------------------

     Depreciation expense was $61,883, $60,657 and $60,910 for fiscal years 2002, 2001 and 2000, respectively. Accelerated depreciation methods are generally used for income tax purposes.
     Capitalized interest was $364, $851 and $1,511 for fiscal years 2002, 2001 and 2000, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     Impairment of long-lived assets - The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2001, the Company's other store operating expense included impairment losses of $14,003 and the Company's amortization of goodwill included $10,428 in accordance with SFAS No. 121, "Accounting for the Impairment of Certain Long-Lived Assets and for Long-Lived Assets to be Disposed Of". These impairment losses consisted of $10,428 for the write-off of goodwill related to the acquisition of Carmine's and $14,003 for the write-down of fixed assets of all three Carmine's units, four Cracker Barrel units and three Logan's restaurants. During fiscal 2000, the Company's other store operating expense included impairment losses of $3,887 related to impairment of long-lived assets in accordance with SFAS No. 121. These impairment losses consisted of certain Cracker Barrel properties no longer expected to be used for future development and for Cracker Barrel's test retail-only mall store.

     Advertising - The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $37,423, $38,886 and $37,225 for the fiscal years 2002, 2001 and 2000, respectively.
     Insurance - The Company self-insures a significant portion of expected losses under its workers compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to fiscal 2003, but has now increased this amount to $500. The Company has decided not to purchase such insurance for its primary group health program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third fiscal quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth fiscal quarter. Those reserves and these losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies", the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.
     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Prior to August 4, 2001, goodwill was stated at cost and was amortized, on a straight-line basis, over the estimated future periods to be benefited (20-30 years). Prior to August 4, 2001, on an annual basis the Company reviewed the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $8,291, $8,291 and $6,370 at August 2, 2002, August 3, 2001 and July 28, 2000, respectively. See Impairment of long-lived assets above regarding the write-off of Carmine's goodwill. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of fiscal 2002, which ended February 1, 2002, and concluded that there was no current indication of impairment to goodwill. In subsequent fiscal years, the Company will also conduct its annual assessment of the carrying value of its goodwill, as required by SFAS No. 142, during its second quarter.

      In accordance with SFAS No. 142, the Company discontinued amortization of goodwill effective August 4, 2001. The pro forma effects of the adoption of SFAS No. 142 on net income and basic and diluted net income per share is as follows:

                                            Fiscal Years Ended
                          August 2, 2002      August 3, 2001       July 28, 2000
                          --------------      --------------       -------------

Net income, as reported       $91,789             $49,181               $58,998
Intangible amortization,
  net of $0 tax                    --               3,994                 3,994
                              -------             -------               -------
Net income, pro forma         $91,789             $53,175               $62,992
                              =======             =======               =======

Basic net income per share:
Net income, as reported         $1.69                $.88                 $1.02
Intangible amortization,
  net of $0 tax                   ---                 .07                   .07
                                -----                ----                 -----
Net income, pro forma           $1.69                $.95                 $1.09
                                =====                ====                 =====

Diluted net income per share:
Net income, as reported         $1.64                $.87                 $1.02
Intangible amortization,
  net of $0 tax                   ---                 .07                   .07
                                -----                ----                 -----
Net income, pro forma           $1.64                $.94                 $1.09
                                =====                ====                 =====

     Unearned income - Unredeemed gift certificates represent the Company's only liability related to unearned income. These liability balances were $12,985, $9,065 and $7,123 at August 2, 2002, August 3, 2001 and July 28, 2000,
respectively.
     Income taxes - Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 7.)
     Net income per share - Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. The Company's zero-coupon contingently convertible senior notes ("Note") had no effect on diluted shares in fiscal 2002, since the contingency, relating to the price of the Company's common stock, had not been met. Each $1 Note (face value at maturity) will be convertible into 10.8584 shares of the Company's common stock, with an initial conversion price of $37.69 per share accreting at 3% per annum, compounded semi-annually, if certain conversion contingencies are met. Those contingencies are met if the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032) for a specified period of time (20 of the last 30 trading days) in any quarter beginning after August 2, 2002, or otherwise upon the occurrence of certain events. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.
     Comprehensive income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 2002, 2001 and 2000 is equal to net income as reported.
     Stock-based compensation - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. (See Note 6.)
     Segment Reporting - The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. The Company primarily operates restaurants under the Cracker Barrel Old Country Store(R) and Logan's Roadhouse(R) brands. These two brands have similar investment criteria, customer demographics and economic and operating characteristics. Therefore, the Company has one reportable operating segment. (See Note 8.)
        Derivative instruments and hedging activities - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its subsequent amendments, SFAS Nos. 137 and 138, in the first quarter 2001. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. Upon adoption of these statements on July 29, 2000, during fiscal 2001 and fiscal 2002 and at August 2, 2002, the Company had no derivative financial instruments that required hedge accounting.
        The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company would review these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments would be offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.
        The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. The Company has accomplished this objective through the use of interest rate swaps, sale-leaseback transactions and/or zero-coupon contingently convertible debt. In an interest rate swap, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount. In a sale-leaseback transaction, the Company finances its operating facilities by selling them to a third party and then leasing them back under a long-term operating lease at fixed terms. The Company's zero-coupon convertible debt is fixed-rate, long-term debt. (See Notes 4,9 and 11.)
        Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Changes in commodity prices would affect the Company and its competitors generally and often simultaneously. In many cases, the Company believes it will be able to pass through any increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137 and
138. However, these features that could be classified as derivative financial instruments are exempt from hedge accounting based on the normal purchases exemption.
        Revenue recognition - The Company early adopted the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and its subsequent amendments SAB Nos. 101A and 101B in the first quarter of fiscal 2001. SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's Consolidated Financial Statements.
     Use of estimates - Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these Consolidated Financial Statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
        Recent accounting pronouncements not yet adopted - In July 2001, The Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record obligations associated with the retirement of a tangible long-lived asset as a liability upon incurring those obligations, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an Asset Retirement Obligation ("ARO"), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the entity amortizes the liability to its present value each period, and the entity depreciates the capitalized cost over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Upon adoption, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. All transition amounts are to be measured using current information known as of the adoption date, including current assumptions and current interest rates. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002 and earlier application is encouraged. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.
         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. This statement also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.
         In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB Statement No. 13,"Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. The Company does not expect the adoption of this standard to have a material impact on its results of operations or financial position.
         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance in EITF No. 94-3. The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective January 1, 2003. The Company does not expect the adoption of this standard to have a material effect on the Company's Consolidated Financial Statements or its financial position.

3.  Inventories
     Inventories were composed of the following at:

                                                     August 2,      August 3,
                                                       2002           2001
-----------------------------------------------------------------------------
Retail                                               $ 93,066        $ 87,445
Restaurant                                             16,799          15,853
Supplies                                               14,828          13,292
-----------------------------------------------------------------------------

Total                                                $124,693        $116,590
=============================================================================

4.  Debt
     Long-term debt consisted of the following at:

                                                     August 2,      August 3,
                                                       2002           2001
-----------------------------------------------------------------------------
Term Loan payable on or before December 1, 2001
(5.31% at August 3, 2001)                             $    --        $ 50,000
Revolving Credit Facility payable on or before
 December 31, 2003 (rates ranging from 3.06%
 to 4.75% at August 2, 2002 and 5.10% to 6.75%
 at August 3, 2001)                                    20,000          75,000
3.0% Zero-Coupon Contingently Convertible Senior
 Notes payable on or before April 2, 2032             174,476              --
-----------------------------------------------------------------------------
Long-term debt                                       $194,476        $125,000
=============================================================================

       On September 12, 2001, the Company amended its bank credit facility, thereby converting its $50,000 Term Loan into a $50,000 Revolving Credit Loan due December 31, 2003, as such, the $50,000 Term Loan is classified as long-term at August 3, 2001.
     The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility, as amended) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility, as amended) not to exceed 0.4 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility, as amended) not to exceed 2.5 to 1.0. At August 2, 2002 and August 3, 2001, the Company was in compliance with all covenants. All significant subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the facility.
         In April 2002, the Company issued $422,050 face value at maturity of zero-coupon convertible senior notes ("Notes"), maturing on April 3, 2032, and received proceeds totaling $172,756 prior to debt issuance costs of $4,639. The Notes are callable at the Company's option on or after April 3, 2007. Holders of the Notes may require the Company to purchase ("put") all or a portion of their Notes on April 3, 2005, April 3, 2007 and every 5 years thereafter until April 3, 2027, at a purchase price equal to the accreted value of the Notes, which includes accrued and unpaid cash interest, if any, under the contingent interest features of the Notes. The debt issuance costs are being amortized over three years to the first put date. Each $1 Note (face value at maturity) will be convertible into 10.8584 shares of the Company's common stock, with an initial conversion price of $37.69 per share accreting at 3% per annum, compounded semi-annually, if certain conversion contingencies are met. Those contingencies are met if the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032) for a specified period of time (20 of the last 30 trading days) in any quarter beginning after August 2, 2002, or otherwise upon the occurrence of certain events. These potentially dilutive shares are not included in diluted shares in fiscal 2002 since the specified stock price contingency had not been reached. The Notes have an initial yield to maturity of 3.0%, which is being accreted over the life of the Notes using the effective interest method. The Company may pay cash contingent interest for the six-month period commencing April 4, 2007, and for any six-month period thereafter if the average market price of the Notes for a five-trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the Notes. The amount of contingent interest payable per $1 (face value at maturity) shall equal 0.125% of the average LYON Market Price for the Five-Day Period with respect to such Contingent Interest Period based on the capitalized terms as defined in the Notes. All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Notes. Each guarantor directly or indirectly is a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations. The Notes and the underlying common stock were registered in the Company's fourth fiscal quarter of fiscal 2002 with the Securities and Exchange Commission to enable holders of the Notes to resell their Notes and the shares of common stock issuable upon conversion of their Notes.

     The aggregate maturities of long-term debt subsequent to August 2, 2002 are as follows:

Fiscal year
------------------------------------------------------------------------------
2003                                                                        --
2004                                                                   $20,000
2005                                                                        --
2006                                                                        --
2007 and thereafter                                                   $174,476
------------------------------------------------------------------------------
Total                                                                 $194,476
==============================================================================

5.  Common Stock
      During fiscal 1999 the Board of Directors granted a certain executive officer upon his employment a total of 25,000 restricted shares which were to vest over five years. In fiscal 1999 another officer was granted 4,100 restricted shares which were to vest over three years. In fiscal 2000 two executive officers were granted a total of 39,000 restricted shares which vest over five years. In fiscal 2002 one executive officer was granted 48,000 restricted shares which vest over three years. The executive officer hired in fiscal 1999 left the Company in fiscal 2000 and forfeited 20,000 restricted shares. The other officer granted 4,100 restricted shares in fiscal 1999 left the company in fiscal 2001 and forfeited 4,100 restricted shares. The Company's compensation expense, net of forfeitures, for these restricted shares was $616, $69 and $70 in fiscal 2002, 2001 and 2000, respectively.
      During the second quarter of fiscal 2001 ended January 26, 2001, the Board of Directors authorized the retirement of the Company's treasury stock and authorized the retirement of all future repurchases of the Company's Common Stock. As a result of this retirement, the Company's Treasury Stock at cost was reclassified to reduce Common Stock and Additional Paid-in Capital at January 26, 2001. In the fourth quarter of fiscal 2002, the Company reduced Retained Earnings by $4,620, since Additional Paid-In Capital already was reduced to zero due to the retirement of shares repurchased. These retired shares will remain as authorized, but unissued, shares.

6.  Stock Option Plans
         The Company's employee stock option plans are administered by the Compensation and Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.
         On May 25, 2000, the Board of Directors approved a new stock option plan for employees who are not officers or directors of the Company. The new plan is known as the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan"). The Committee is currently authorized by the Board of Directors to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock under the Employee Plan. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Employee Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and to be non-transferable. At August 2, 2002, there were 1,547,754 shares of unissued common stock reserved for issuance under the Employee Plan.
         As of August 2, 2002, the Committee is authorized by the Company's shareholders to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock under the Company's Amended and Restated Stock Option Plan ("the Plan"). At August 2, 2002, there were 1,617,144 shares of unissued common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. During fiscal 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals), expire six months after vesting and are non-transferable.

         In fiscal 1989, the Board of Directors adopted the 1989 Non-employee Plan ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the board. An aggregate of 1,518,750 shares of the Company's common stock were authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since fiscal 1994.

         A summary of the status of the Company's stock option plans for fiscal 2002, 2001 and 2000, and changes during those years follows:

(Shares in thousands)      2002               2001              2000
 ---------------------------------------------------------------------------
                              Weighted-          Weighted-         Weighted-
                               Average            Average           Average
Fixed Options         Shares   Price      Shares   Price    Shares   Price
----------------------------------------------------------------------------
Outstanding at
 beginning of year    10,504   $19.77     9,630   $20.89     7,714   $23.94
Granted                2,506    20.13     2,481    14.76     3,253    13.85
Exercised             (2,869)   18.67      (357)   14.23       (67)    7.04
Forfeited or canceled   (637)   19.33    (1,250)   20.03    (1,270)   22.12
                      ------             ------             ------
Outstanding at
 end of year           9,504    20.23    10,504    19.77     9,630    20.89
                      ======             ======             ======
Options exercisable
 at year-end           5,148    22.58     5,919    23.16     5,075    23.56
Weighted-average fair
 value per share of
 options granted
 during the year      $ 9.46             $ 7.16             $ 6.65
----------------------------------------------------------------------------

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000: dividend yield of 0.1%, 0.1% and 0.2%, respectively; expected volatility of 43, 43 and 40 percent, respectively; risk-free interest rate ranges of 4.0% to 4.9%, 4.8% to 5.9% and 6.0% to 6.7%; and expected lives of six years. Expected volatility has been measured based on an average of past fluctuations in the share price of the Company's common stock.

         The following table summarizes information about fixed stock options outstanding at August 2, 2002:

(Shares in thousands)
                     Options Outstanding                       Options Exercisable
---------------------------------------------------------------------------------------
                   Number    Weighted-Average   Weighted-       Number     Weighted-
    Range of    Outstanding     Remaining        Average     Exercisable   Average
Exercise Prices at 8/02/02  Contractual Life  Exercise Price at 8/02/02  Exercise Price
----------------------------------------------------------------------------------------
$ 5.09 - 10.00       71            4.73          $ 8.58            57       $ 8.31
 10.01 - 20.00    3,830            6.77           14.80         1,854        15.37
 20.01 - 30.00    4,735            6.22           22.82         2,373        25.50
 30.01 - 31.75      868            6.15           31.01           864        31.01
                  -----                                         -----
$ 5.09 - 31.75    9,504            6.42          $20.23         5,148       $22.58
========================================================================================

Had the fair value of options granted under these plans beginning in fiscal 1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                        2002             2001            2000
-------------------------------------------------------------------------------
Net income:
    As reported                       $91,789          $49,181          $58,998
    Pro forma                          79,080           36,082           46,792
Net income per share:
    As reported - diluted                1.64              .87             1.02
    Pro forma - diluted                  1.41              .64              .81
-------------------------------------------------------------------------------

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

7.  Income Taxes
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Significant components of the Company's net deferred tax liability consisted of the following at:

                                                       August 2,   August 3,
                                                         2002         2001
----------------------------------------------------------------------------
 Deferred tax assets:
    Financial accruals without
     economic performance                               $19,315      $14,304
    Other                                                 5,567        4,923
 ---------------------------------------------------------------------------
      Deferred tax assets                                24,882       19,227
 ---------------------------------------------------------------------------

 Deferred tax liabilities:
    Excess tax depreciation over book                    42,591       36,332
    Other                                                13,149       12,008
 ---------------------------------------------------------------------------
      Deferred tax liabilities                           55,740       48,340
 ---------------------------------------------------------------------------
 Net deferred tax liability                             $30,858      $29,113
 ===========================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of August 2, 2002 and August 3, 2001, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
     The components of the provision for income taxes for each of the three fiscal years were as follows:

                                          2002           2001        2000
---------------------------------------------------------------------------
 Current:
   Federal                               $45,955       $34,959      $24,933
   State                                   3,042         5,617        4,216
 Deferred                                  1,745        (5,293)       6,558
 --------------------------------------------------------------------------
 Total income tax provision              $50,742       $35,283      $35,707
 ==========================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                           2002          2001         2000
 --------------------------------------------------------------------------
 Provision computed at federal
  statutory income tax rate              $49,886       $29,562      $33,147
 State and local income taxes,
  net of federal benefit                   4,635         4,169        3,208
 Amortization of goodwill and
  acquisition costs                            4         5,034        1,398
 Employer tax credits for FICA taxes
  paid on employee tip income             (3,875)       (3,420)      (2,889)
 Other-net                                    92           (62)         843
---------------------------------------------------------------------------
 Total income tax provision              $50,742       $35,283      $35,707
 ===========================================================================

        The Internal Revenue Service has examined the Company's federal income tax returns for the fiscal years ended August 1, 1997 through August 3, 2001. On August 1, 2002 the Company reached a settlement with the Internal Revenue Service for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. The Internal Revenue Service is examining the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001 primarily relating to FICA taxes on employee-reported tip income. The Company does not expect the conclusion of the examination of its federal payroll tax filings to have a material impact on its results of operations or financial position.

 8.  Segment Information
     The Company operates restaurants under the Cracker Barrel Old Country Store and Logan's Roadhouse brands. These two brands have similar investment criteria and economic and operating characteristics. The Company also has operated units under the Carmine Giardini Gourmet Market brand which were a combination gourmet market and full-service Italian restaurant under one roof. This operating segment was not material to the Company. The Company exited the Carmine's concept at the end of fiscal 2001. (See Note 2.) Therefore, the Company believes it has one reportable operating segment. The following data is presented in accordance with SFAS No. 131 for all periods presented.

                                                Fiscal Years Ended
                                   August 2,         August 3,         July 28,
Sales in Company-Owned Stores        2002               2001             2000
--------------------------------------------------------------------------------
Cracker Barrel - restaurant       $1,405,669        $1,324,903        $1,196,680
Cracker Barrel - retail              420,057           407,887           382,932
--------------------------------------------------------------------------------
Cracker Barrel - total            $1,825,726        $1,732,790        $1,579,612
Carmine Giardini's                        --            15,587            14,137
Logan's Roadhouse                    240,027           214,542           178,297
--------------------------------------------------------------------------------
Total Net Sales                   $2,065,753        $1,962,919        $1,772,046
================================================================================

 9.  Commitments and Contingencies
         The Company's Cracker Barrel Old Country Store, Inc. subsidiary ("Cracker Barrel") is involved in certain lawsuits, four of which are filed by the same plaintiffs' attorneys, among others, and are not ordinary routine litigation incidental to its business: Serena McDermott and Jennifer Gentry
v. Cracker Barrel Old Country Store, Inc., 4:99 -CV-0001-HLM, a collective action under the federal Fair Labor Standards Act ("FLSA"), was served on Cracker Barrel on May 3, 1999; Kelvis Rhodes, Maria Stokes et al. v. Cracker Barrel Old Country Store, Inc., 4:99-CV-217-HLM, an action under Title VII of the Civil Rights Act of 1964 and Section 1981 of the Civil Rights Act of 1866, was served on Cracker Barrel on September 15, 1999; Flounice Stanley, Calvin Slack et al. v. Cracker Barrel Old Country Store, Inc., 4:01-CV-326-HLM, a collective action under the FLSA, was served on Cracker Barrel on April 12, 2002; and the National Association for the Advancement of Colored People ("NAACP"), Betty Thomas et al. v. Cracker Barrel Old Country Store, Inc., 4:01-CV-325-HLM, an action under Title II of the Civil Rights Act of 1964 and
Section 1981 of the Civil Rights Act of 1866, was served on Cracker Barrel on April 12, 2002. All of these cases are filed, and are pending, in the United States District Court for the Northern District of Georgia, Rome Division.
         The McDermott case alleges that certain tipped hourly employees were required to perform excessive non-serving duties without being paid the minimum wage or overtime compensation for that work and that certain hourly employees were required to wait "off the clock," without pay for the wait. The McDermott case seeks recovery of unpaid wages and overtime wages related to those claims. On March 17, 2000, the Court granted the plaintiffs' motion in the McDermott case to send notice to a provisional class of plaintiffs, defined as all persons employed as servers and all second-shift hourly employees at Cracker Barrel Old Country Store restaurants since January 4, 1996, and 10,838 potential plaintiffs filed "opt-in" forms to the McDermott case. The Court could subsequently amend the definition of the collective group, and if amended, the scope of the collective action could either be reduced or increased or, if appropriate, the Court could dismiss the collective aspects of the case entirely. In that last situation, each opt-in plaintiff would have to decide whether or not to pursue an independent action. Extensive discovery with respect to the merits of individual claims, scheduled through December 2002, is being conducted in the McDermott case. Motions with respect to class certification and other issues are expected to be made in early 2003.
         The Rhodes case seeks certification as a company-wide class action, a declaratory judgment to redress an alleged systemic pattern and practice of racial discrimination in employment opportunities, an order to effect certain hiring and promotion goals and back pay and other related monetary damages. In May 2002, the Rhodes plaintiffs filed a motion for class certification proposing a class of all current and former employees and applicants for employment who might have suffered discrimination in hiring, promotion, job assignment and cross-training. The briefing process on class certification has been completed, and this matter awaits ruling by the Court. No collective group has been finally certified in the McDermott case, and no class has yet been certified in the Rhodes case. Liquidated damages equal to the actual damages are sought in the McDermott and the Stanley cases.
         The Stanley case is a purported collective action filed by current and former employees asserting three claims based upon alleged violations of the
FLSA: (1) that Personal Achievement Responsibility (PAR) IV level employees are routinely required to perform quasi-managerial duties or duties related to training without receiving minimum wage or overtime compensation for that work,
(2) that employees classified as trainers routinely work off the clock to prepare for training sessions at home or on store premises and to conduct pre-training activities, and (3) that store opener employees were mis-classified as salaried exempt and are due overtime compensation. Plaintiffs seek unpaid compensation and back pay, liquidated damages, prejudgment interest, attorneys' fees and costs, and unspecified injunctive relief. No express amount of monetary damages is claimed in the Stanley case and no substantial discovery has taken place in that case.

         The NAACP/Thomas case is an alleged race discrimination class action filed by the NAACP and customers of Cracker Barrel alleging that Cracker Barrel has a pattern and practice of race-based discriminatory treatment of African-American customers and white customers when accompanied by African-American customers, and seeking certification of a class action. Plaintiffs and their counsel have denied that they seek to recover compensatory damages, instead claiming to seek only nominal, actual and punitive damages. Plaintiffs also seek unspecified declaratory and injunctive relief and have demanded an award of punitive and nominal damages in the amount of $100,000, plus reasonable attorneys' fees and costs. On August 16, 2002, the Magistrate Judge entered a Report and Recommendation that the District Court grant defendant's Rule 23(c) Motion and, as a matter of law, deny plaintiffs' Request for Class Certification. The plaintiffs filed an objection to the Magistrate Judge's Report and Recommendation, and Cracker Barrel filed a response to that objection. On October 1, 2002, the District Court issued its ruling, based on the law and the facts, granting defendant's Rule 23 (c) Motion for Denial of Class Certification, adopting the Magistrate Judge's Report and Recommendation and overruling the plaintiffs' objections to the Report and Recommendation. The failure of plaintiffs to comply with the Court's time deadline was stated as an alternative ground for accepting the Magistrate Judge's Report and Recommendation.
         In August 2002, Cracker Barrel received a letter from the Department of Justice ("DOJ") informing Cracker Barrel that it was the subject of a DOJ investigation pursuant to Title II of the Civil Rights Act of 1964. On August 20, 2002, DOJ sent a request for information to Cracker Barrel seeking basic information about locations of restaurants and broad based data about customer complaints and company policies. The DOJ is empowered to investigate matters under Title II of the Civil Rights Act of 1964, and Cracker Barrel is in the process of gathering information to provide to the DOJ. Pursuant to Title II, DOJ remedies are limited to injunctive or preventive relief. Remedies for public accommodation claims typically relate to implementation or revision of policies and procedures for responding to, and methods for monitoring, customer complaints. If the Company and DOJ were not able to agree informally to resolve any concerns raised, then the DOJ could seek to intervene in the pending action. It is not possible at this time to provide an opinion as to how likely it is that the DOJ will have any concerns or will pursue them in court, or as to any other likely outcome of the investigation.
         Cracker Barrel believes it has substantial defenses to the claims made in each of these cases, and it is defending each of these cases vigorously. Because discovery has not been completed to date, neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to these cases or the investigation can be determined at this time. The Company has established a reserve of $3,500 with respect to the McDermott case based on offers of judgment to those plaintiffs. None of those offers of judgement was accepted. With the exception of that reserve, no provision for any potential liability has been made in the consolidated financial statements of the Company with respect to these lawsuits or the DOJ investigation. In the event of an unfavorable result in any of these cases or in the DOJ investigation, the Company's results of operations and financial condition could be materially and adversely affected.
       In addition to the litigation and investigation described in the preceding paragraphs, the Company is a party to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.
     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

     As of August 2, 2002, the Company operated 114 Cracker Barrel stores and 37 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards. (See Note 11.) These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of August 2, 2002:

Fiscal year
------------------------------------------------------------------------
2003                                                              $  147
2004                                                                 147
2005                                                                 147
2006                                                                 147
2007                                                                  64
Later years                                                           41
------------------------------------------------------------------------
Total minimum lease payments                                         693
Less amount representing interest                                    155
------------------------------------------------------------------------

Present value of minimum lease payments                              538
Less current portion                                                  87
------------------------------------------------------------------------
Long-term portion of capital lease obligations                    $  451
========================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases, excluding leases for advertising billboards, as of August 2, 2002:

Fiscal year
------------------------------------------------------------------------
2003                                                            $ 25,629
2004                                                              25,665
2005                                                              25,535
2006                                                              25,484
2007                                                              25,447
Later years                                                      310,300
------------------------------------------------------------------------
Total                                                           $438,060
========================================================================

    The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases for advertising billboards as of August 2, 2002:

Fiscal year
------------------------------------------------------------------------
2003                                                             $18,243
2004                                                               9,424
2005                                                               3,416
------------------------------------------------------------------------

Total                                                            $31,083
========================================================================

         Rent expense under operating leases, excluding leases for advertising billboards, for each of the three fiscal years was:

                                      Minimum       Contingent     Total
-------------------------------------------------------------------------
2002                                  $26,158          $776       $26,934
2001                                   25,264           592        25,856
2000                                    7,877           689         8,566

         Rent expense under operating leases for billboards for each of the three fiscal years was:

                                      Minimum       Contingent     Total
-------------------------------------------------------------------------
2002                                  $21,442           --        $21,442
2001                                   19,565           --         19,565
2000                                   18,056           --         18,056

10.  Employee Savings Plans

         The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan, and contribute such amounts to various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In fiscal 2002, 2001, and 2000, the Company contributed approximately $1,609, $1,545, and $1,397, respectively.
         The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, and contribute such amounts to various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant up to a total of 6% of the employee's compensation when combined with the employee's Plan I match. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In fiscal 2002, 2001, and 2000, the Company contributed approximately $203, $116, and $69, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in accrued employee compensation.

11.  Sale-Leaseback
        On July 31, 2000, the Company, through its Cracker Barrel Old Country Store, Inc.
subsidiary, completed a sale-leaseback transaction involving 65 of its owned Cracker Barrel Old Country Store units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and have been leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. Net rent expense during the initial term will be $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale will be amortized over the initial lease term of 21 years. Net proceeds from the sale were used to reduce outstanding borrowing under the Company's revolving credit facility.

12. Quarterly Financial Data (Unaudited)
     Quarterly financial data for fiscal 2002 and 2001 are summarized as follows:



                              1st          2nd          3rd          4th
                            Quarter      Quarter      Quarter      Quarter*
----------------------------------------------------------------------------
2002
Total revenue              $495,213     $522,502     $505,050     $544,127
Gross profit                332,013      340,770      343,788      372,583
Income before income
 taxes                       30,603       32,916       31,724       47,288
Net income                   19,647       21,132       20,557       30,453
Net income per
 share - diluted                .35          .37          .36          .56
--------------------------------------------------------------------------
2001
Total revenue              $467,255     $484,267     $468,101     $544,069
Gross profit                311,183      309,728      312,433      366,016
Income before income
 taxes                       27,008       24,013       23,281       10,162
Net income                   16,934       15,056       14,597        2,594
Net income per
 share - diluted                .30          .26          .26          .05
--------------------------------------------------------------------------

*The Company recorded charges of $33,063 before taxes during the quarter ended August 3, 2001 principally as a result of exiting its Carmine Giardini's Gourmet Market(TM) business and the closing of four Cracker Barrel Old Country Store(R) units and three Logan's Roadhouse(R) units, as well as an accrual for a settlement proposal for a certain collective action under the Fair Labor Standards Act. The Company's fourth fiscal quarter of fiscal 2001 consisted of 14 weeks. (See Notes 2 and 9 to the Company's Consolidated Financial Statements.)

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of CBRL Group, Inc.:

         We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of August 2, 2002 and August 3, 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at August 2, 2002 and August 3, 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

\s\Deloitte & Touche LLP

Nashville, Tennessee
September 12, 2002