Form 10-K, Exhibit 13
period 2004-07-30
CBRL GROUP INC
filed 2004-09-28
CIK 1067294

CBRL Group, Inc.
                                           Selected Financial Data

                                                                     (Dollars in thousands except per share data)
                                                                          For each of the fiscal years ended

                                                   July 30,           August 1,        August 2,         August 3,        July 28,
                                                   2004(c)              2003             2002          2001(d)(e)(f)      2000(g)
      Selected Income Statement Data:
      Total revenue                              $2,380,947          $2,198,182       $2,071,784        $1,967,998      $1,777,119
      Net income
                                                    113,262             106,529           91,789            49,181          58,998
      Net income per share:
          Basic                                        2.32                2.16             1.69              0.88            1.02
          Diluted                                      2.25                2.09             1.64              0.87            1.02
      Dividends paid per share(a)                $     0.33          $     0.02       $     0.02        $     0.02      $     0.01

      As Percent of Revenues:
      Cost of goods sold                               33.0%               32.0%            32.7%             33.8%           34.6%
      Labor and related expenses
                                                       37.0                37.3             37.5              37.2            36.3
      Other store operating expenses
                                                       16.9                17.2             17.0              18.2            16.8
      Store operating income
                                                       13.1                13.5             12.8              10.8            12.3
      General and administrative expenses
                                                        5.3                 5.6              5.6               5.2             5.4
      Operating Income
                                                        7.8                 7.9              7.2               4.9             6.7
      Income before income taxes
                                                        7.4                 7.5              6.9               4.3             5.3
      Memo:  Depreciation and amortization
                                                        2.7                 2.9              3.0               3.3             3.7

      Selected Balance Sheet Data:
      Working capital                            $  (43,742)         $  (70,665)      $  (54,245)       $  (37,049)    $  (25,079)
      Total assets                                1,434,862           1,326,323        1,263,831         1,212,955       1,335,101
      Long-term debt                                185,138             186,730          194,476           125,000         292,000
      Other Long-term obligations                    23,925              20,303           18,044            13,839           6,226
      Shareholders' equity                          880,247             794,896          782,994           846,108         828,970

      Selected Cash Flow Data:
      Cash provided by operations                $   200,365         $  240,586       $  196,277        $  147,859      $  160,247
      Purchase of property and equipment             144,611            120,921           96,692            91,439         138,032
      Share repurchases
                                                      69,206            166,632          216,834            36,444          21,104

      Selected Other Data:
      Common Shares outstanding at end of
      year                                        48,769,368         47,872,542       50,272,459        55,026,846      56,668,349
      Stores Open at End of Year:
           Cracker Barrel                                504                480              457               437             426
           Logan's company-operated                      107                 96               84                75              65
           Logan's franchised                             20                 16               12                 8               7
           Carmine Giardini's                              -                  -                -                 -               3

      Comparable Store Sales(b):
      Average Unit Annual Sales:
           Cracker Barrel restaurant             $     3,217         $    3,157       $    3,150        $    3,082       $   2,922
           Cracker Barrel retail                 $       988         $      939       $      945        $      946       $     930
           Memo: Cracker Barrel number
           of stores in comparable base                  445                430              414               376             326
           Logan's company-operated              $     3,040         $    2,915       $    2,959        $    3,041       $   3,157
           Memo: Logan's number of
           restaurants in comparable base
                                                          83                 71               59                40              25
      Period to period increase (decrease)
      in comparable store sales:
         Cracker Barrel restaurant                       2.0%               0.5 %            5.3%              4.6 %          0.6 %
         Cracker Barrel retail                           5.3%              (0.4)%            2.3%              1.1 %         (2.3)%
         Logan's company-operated                        4.8%               0.0 %            2.4%             (1.1)%          3.2 %

(a)On September 25, 2003, the Company's Board of Directors (the "Board") adopted a new policy to consider and pay dividends, if declared, on a quarterly basis, initially declared at $0.11 per share per quarter (an annual equivalent of $0.44 per share). During 2004, the Company paid such dividends of $0.11 per share during the second, third and fourth quarters of 2004. On July 29, 2004, the Board declared another dividend of $0.11 per share payable on September 1, 2004 to shareholders of record on August 9, 2004. Additionally, on September 23, 2004, the Board declared a dividend of $0.12 per share payable on November 1, 2004 to shareholders of record on October 8, 2004. This dividend reflects a 9.1% increase from the previous quarterly dividend.
(b)Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks.
(c)Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company's Cracker Barrel Old Country Store(R), Inc. ("Cracker Barrel") subsidiary (see Note 9 to the Company's Consolidated Financial Statements).
(d)Includes charges of $33,063 before taxes, principally as a result of exiting the Carmine Giardini's Gourmet Market(TM) business and closing four Cracker Barrel units and three Logan's Roadhouse(R) restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act, which was later settled as noted in (b) above.
(e)The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000.
(f)Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down. (g)Includes charges of $8,592 before taxes, principally as a result of management changes and the resulting refocused operating priorities.

                      MARKET PRICE AND DIVIDEND INFORMATION

     The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                         Fiscal Year 2004                  Fiscal Year 2003
                         ----------------                  ----------------
                        Prices                            Prices
                   ----------------   Dividends      ---------------  Dividends
Quarter            High         Low      Paid        High        Low    Paid
-------------------------------------------------------------------------------
First             $39.02      $32.25       --      $27.95      $19.54       --
Second             42.07       36.61     $.11       32.85       22.35     $.02
Third              41.24       37.09      .11       32.99       24.86       --
Fourth             38.11       30.55      .11       39.95       31.31       --
-------------------------------------------------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended July 30, 2004, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors.
Forward-looking   statements   generally   can  be  identified  by  the  use  of
forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting (including but not limited to, accounting for convertible debt under Emerging Issues Task Force ("EITF") Issue Abstract No. 04-08 of the Financial Accounting Standards Board ("FASB")), tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; the effects of uncertain consumer confidence or general or regional economic weakness on sales and customer travel activity; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise; commodity, workers' compensation, group health and utility price changes; consumer behavior based on concerns over nutritional or safety aspects of the Company's products or restaurant food in general; competitive marketing and operational initiatives; the effects of plans intended to improve operational execution and performance; the actual results of pending or threatened litigation or governmental investigations or charges and the costs and effects of negative publicity associated with these activities; practical or psychological effects of terrorist acts or war and military or government responses; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the ability of and cost to the Company to recruit, train, and retain qualified restaurant hourly and management employees; disruptions to the Company's restaurant or retail supply chain; changes in foreign exchange rates affecting the Company's future retail inventory purchases; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; changes in generally accepted accounting principles in the United States of America ("GAAP") or changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; increases in construction costs; changes in interest rates affecting the Company's financing costs; and other factors described from time to time in the Company's filings with the SEC, press releases, and other communications.
     All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company's fiscal year or quarter unless otherwise noted.

EXECUTIVE OVERVIEW
------------------

     CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store(R) ("Cracker Barrel") and Logan's Roadhouse(R) ("Logan's") restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at http://www.cbrlgroup.com.

     We are in the business of delivering excellent guest dining experiences, and we strive to do that in 41 states at a collective total of 611 company-owned units and an additional 20 franchised units as of July 30, 2004. While each restaurant concept offers its own unique atmosphere and an array of distinct menu items, both are equally committed to executing outstanding guest service while focusing on delivery of high quality products at affordable prices. During 2004 we served approximately 206 million meals in Cracker Barrel and approximately 27 million meals in Logan's.

Restaurant Industry
-------------------

     Our businesses operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, and population and traffic patterns. There are many segments within the restaurant industry, which overlap and often provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

     The restaurant industry has experienced sharp increases in the prices of many key commodities over the last year, and commodity price pressures are expected to continue for various beef, pork, poultry, dairy and egg products. We have developed various initiatives to focus on purchasing of the same or higher quality products more efficiently and at lower costs or to mitigate or manage cost pressures.

     Additionally, seasonal aspects also affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out during the summer months have been much higher, thereby attributing to higher profits in our fourth quarter. While retail sales in Cracker Barrel are almost exclusively to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season.

Key Performance Indicators
--------------------------

     Management uses a number of key performance measures to evaluate the Company's operational and financial performance, including the following:

     Comparable store sales and traffic consist of sales and number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores as the impact of new stores openings are excluded.
     Percentage of restaurant sales by day-part assists management in identifying the breakdown of sales provided by meals served for breakfast, lunch or dinner. This measure not only provides a financial measure of revenues by type of meal, but also assists operational management in analyzing staffing levels needed throughout the day.
     Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.
     Turnover rates are considered separately for both hourly turnover and managerial turnover. These indicators help management to anticipate future training needs and costs, as well as helping management to recognize trends in staffing levels that would potentially affect operating performance.
     Store Operating Margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses. Management uses this indicator as a primary measure of operating profitability.

Results of Operations

     The following table highlights operating results over the past three years:



                                   Relationship                 Period to Period
                                 to Total Revenue              Increase(Decrease)
                              2004     2003     2002      2004 vs 2003   2003 vs 2002
-------------------------------------------------------------------------------------
Total revenue:               100.0%   100.0%   100.0%            8%            6%
Cost of goods sold            33.0     32.0     32.7            12             4
Gross profit                  67.0     68.0     67.3             7             7
Labor and other related
  expenses                    37.0     37.3     37.5             7             5
Other store operating
  expenses                    16.9     17.2     17.0             7             7
Store operating income        13.1     13.5     12.8             5            12
General and administrative     5.3      5.6      5.6             4             6
Operating income               7.8      7.9      7.2             6            17
Interest expense               0.4      0.4      0.3            (5)           31
Interest income                 --       --       --            --            --
Income before income taxes     7.4      7.5      6.9             7            16
Provision for income taxes     2.6      2.7      2.5             8            16
Net income                     4.8      4.8      4.4             6            16
=================================================================================

     The Company recorded charges of $5,210 before taxes, during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 9 to the Company's Consolidated Financial Statements). The charge increased general and administrative expense in the Company's Consolidated Statement of Income in both dollars and as a percent of total revenue for the year ended July 30, 2004 by $5,210 and 0.2%, respectively.

Total Revenue

     The  following  table   highlights  the  components  of  total  revenue  by
percentage relationships to total revenue for the past three years:

                                                        2004     2003     2002
                                                        ----------------------
Net sales:
    Cracker Barrel restaurant                           66.1%    67.3%    67.8%
    Logan's company-operated                            13.4     12.4     11.6
                                                        ----     ----     ----
       Total restaurant                                 79.5     79.7     79.4
    Cracker Barrel retail                               20.4     20.2     20.5
    --------------------------------------------------------------------------
       Total net sales                                  99.9     99.9     99.9
Franchise fees and royalties                             0.1      0.1      0.1
------------------------------------------------------------------------------
  Total revenue                                        100.0%   100.0%   100.0%
===============================================================================

     The following table highlights comparable store sales* results over the past two years:

                           Cracker Barrel                      Logan's
                          Period to Period                 Period to Period
                         Increase(Decrease)                   Increase
                         ------------------                   --------
                   2004 vs 2003     2003 vs 2002     2004 vs 2003  2003 vs 2002
                   (445 Stores)     (430 Stores)     (83 Stores)    (71 Stores)
-------------------------------------------------------------------------------
Restaurant              2.0%            0.5%             4.8%          0.0%
Retail                  5.3            (0.4)              --            --
Restaurant & retail     2.8             0.3              4.8           0.0
===============================================================================
     *Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks.

     Cracker Barrel comparable store restaurant sales increased 2.0% for 2004 versus 2003. Comparable store restaurant sales increased 0.5% in 2003 versus 2002. The increase in comparable store restaurant sales from 2003 to 2004 was due to an increase in average check of 1.7%, including 1.0% of menu pricing and 0.7% of product mix changes, and an increase in guest traffic of 0.3%.

     Cracker Barrel comparable store retail sales increased 5.3% for 2004 versus 2003. Comparable store retail sales decreased 0.4% in 2003 versus 2002. The comparable store retail sales increase from 2003 to 2004 was due to improved merchandise selection with broader appeal and greater variety at lower price points, improved merchandise planning, and retail staff sales training as well as the restaurant guest traffic increase.

     In 2004 total net sales (restaurant and retail) in the 445 Cracker Barrel comparable stores averaged $4,206. Restaurant sales were 76.5% of total net sales in the comparable 445 stores in 2004 and 77.1% in 2003.

     Logan's comparable store sales increased 4.8% for 2004 versus 2003 at an average of $3,040 per restaurant. Comparable store sales were flat in 2003 versus 2002. The increase in comparable store sales from 2003 to 2004 was due to an increase in guest traffic of 3.1% and an increase in average check of 1.7%. The higher check included 1.1% of menu pricing and 0.6% lower sales deductions for complimentary meals (resulting from focus on execution and less need to resolve guest product and service issues).

     Total revenue, which increased 8.3% and 6.1% in 2004 and 2003, respectively, benefited from the opening of 24, 23 and 20 Cracker Barrel stores in 2004, 2003 and 2002, respectively, and the opening of 11, 12 and 9 company-operated and 4, 4 and 4 franchised Logan's restaurants in 2004, 2003 and 2002, respectively. Average unit volumes, based on weeks of operation, were approximately $61.7 per week for Cracker Barrel restaurants in 2004 (compared with $60.9 in 2003 and $60.6 in 2002), $19.1 for Cracker Barrel retail (compared with $18.2 for 2003 and $18.3 for 2002), and $59.5 for Logan's (compared with $57.0 for 2003 and $56.6 for 2002).

Cost of Goods Sold

     Cost of goods sold as a percentage of total revenue increased in 2004 to 33.0% from 32.0% in 2003. This increase was due to higher commodity costs for beef, butter, bacon and other dairy, including eggs, all of which had high single-digit percentage increases due to unfavorable market conditions. Also affecting cost of goods sold in 2004 was a higher mix of retail sales as a percent of total revenue (retail has a higher product cost than restaurant) and higher markdowns of retail merchandise versus the prior year. Management believes that increases in 2004 were unusual in both magnitude and the breadth of commodities affected. These increases were partially offset by higher menu pricing and higher initial mark-ons of retail merchandise.

     Cost of goods sold as a percentage of total revenue decreased in 2003 to 32.0% from 32.7% in 2002. Cracker Barrel has had various focused initiatives aimed at improving cost of product from vendors. This decrease was due to lower commodity costs for orange juice and certain pork and dairy products versus the prior year, higher menu pricing, higher initial mark-ons of retail merchandise, lower retail shrink and in-store damages, a lower mix of retail sales as a percent of total revenues (retail has a higher product cost than restaurant) and improvements in restaurant-level execution. These decreases were offset partially by higher markdowns of retail merchandise and higher commodity costs for beef, eggs and butter versus the prior year.

Labor and Related Expenses

     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 37.0%, 37.3% and 37.5% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to higher menu pricing, lower hourly labor, including wage rates, and decreased workers' compensation and group health costs offset partially by increases in manager wages and bonuses versus the prior year. The year to year decrease from 2002 to 2003 was due to higher menu pricing, lower hourly labor, including wage rates, decreased compensation under unit-level bonus programs and decreased workers' compensation costs offset partially by increases in manager wages and increased group health costs versus the prior year.

Other Store Operating Expenses

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 16.9%, 17.2% and 17.0% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to lower advertising and depreciation and higher menu pricing versus the prior year offset partially by higher losses on disposition of property and equipment versus the prior year. The increase from 2002 to 2003 was due to higher maintenance versus the prior year offset partially by higher menu pricing versus the prior year.

General and Administrative Expenses

     General and administrative expenses as a percentage of total revenue were 5.3%, 5.6% and 5.6% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to lower professional fees and the decrease in bonus accruals reflective of lower performance against financial objectives versus the prior year offset partially by the legal settlement discussed earlier. Higher professional fees, higher costs for store manager conferences and higher corporate bonuses reflective of performance improvements in 2003 versus 2002 were offset by higher revenues from menu pricing and new stores in 2003 versus 2002.

Interest Expense

     Interest expense decreased to $8,444 in 2004 from $8,892 in 2003, which represented an increase from $6,769 in 2002. The year to year decrease from 2003 to 2004 was due to lower average outstanding debt versus the prior year. The increase from 2002 to 2003 resulted from higher average outstanding debt as compared to the prior year offset partially by lower average interest rates as compared to the prior year.

Provision for Income Taxes

     Provision for income taxes as a percent of income before income taxes was 35.9% for 2004, 35.5% for 2003 and 35.6% for 2002. The reason for the increase in the tax rate from 2003 to 2004 was the expiration of certain federal tax credit legislation on January 1, 2004. The reason for the decrease in the tax rate from 2002 to 2003 was a decrease in effective state tax rates.

Quantitative and Qualitative Disclosures about Market Risk

     Interest Rate Risk. With certain instruments entered into for other than trading purposes, the Company is subject to market risk exposure related to changes in interest rates. As of September 28, 2004, the Company has in place a $300,000 revolving credit facility, which matures February 21, 2008. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility, and the Company's percentage point spread from LIBOR was 1.25%, as it was through all of 2004. The percentage point spread will decrease to 1.0% for the first quarter of 2005 then increase to 1.25% in the second quarter of 2005. The percentage point spread from LIBOR for the third and fourth quarters of 2005 remains to be determined. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material.
     Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Four food categories (beef, dairy, including eggs, pork and poultry) account for the largest shares of the Company's food purchases at approximately 18%, 13%, 11% and 10%, respectively. Other categories affected by the commodities markets, such as produce, seafood and coffee, may each account for as much as 9% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, the Company believes it will be able to pass through some or much of the increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company, as happened in 2004. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under Statement of Financial Accounting Standards ("SFAS") Nos. 133, "Accounting for Derivative Investments and Hedging Activities," 137, "Accounting for Derivative Investments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," and 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.

Liquidity and Capital Resources

     The following table presents a summary of the Company's cash flows for the last three years:

                                                2004         2003       2002
-------------------------------------------------------------------------------
Net cash provided by operating activities     $200,365     $240,586   $196,277
Net cash used in investing activities         (143,666)    (118,953)   (90,879)
Net cash used in financing activities          (42,313)    (122,318)  (102,131)
-------------------------------------------------------------------------------

Net increase (decrease) in cash
 and cash equivalents                         $ 14,386     $   (685)  $  3,267
===============================================================================

     The Company's cash generated from operating activities was $200,365 in 2004. Most of this cash was provided by net income adjusted by depreciation and amortization, the tax benefit realized upon exercise of stock options, accretion on zero coupon contingently convertible senior notes and loss on disposition of property. Increases in deferred income taxes, income taxes payable, other accrued expenses, deferred revenues, other long-term obligations, taxes withheld and accrued and accrued employee benefits and decreases in prepaid expenses were partially offset by decreases in accounts payable and accrued employee compensation and increases in inventories, other assets and receivables.

     The Company had negative working capital of $43,742 at July 30, 2004 versus negative working capital of $70,655 at August 1, 2003. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

     Capital expenditures (purchase of property and equipment) were $144,611, $120,921 and $96,692 in 2004, 2003 and 2002, respectively. Costs of new locations accounted for the majority of these expenditures.

     The Company's internally generated cash, along with cash at August 1, 2003, the Company's new operating leases, proceeds from stock option exercises and, for interim periods of time, the Company's available revolver, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in 2004.

     In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $48.21 at July 30,
2004); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares, and was $40.40 per share at July 30, 2004. The Company's closing share price, as reported by Nasdaq, on July 30, 2004 was $33.22. Although the holders of the Notes have the ability to require the Company to repurchase the Notes on April 3, 2005, the Company has classified this debt as long-term due to its intent and ability, in the event of a requirement to repurchase any portion of the Notes by the holders, to refinance this indebtedness on a long-term basis through borrowings under the Revolving Credit Facility. In addition to the many risks and uncertainties listed above, the Company notes a certain specific risk that would have a material impact on future results if it occurred. This risk is the potential effect of a change in accounting rules for convertible debt proposed by the EITF Issue Abstract No. 04-08, that would require the use of "if-converted" accounting for contingently convertible debt regardless of whether the contingency allowing debt holders to convert is met. Under current rules (SFAS No. 128, "Earnings Per Share"), contingently issuable shares should be included as diluted shares outstanding only when the contingency (i.e., when the common stock trades for a specified period of time at or above the specified contingent conversion price, $48.21 as of July 30, 2004) is met. Should the rule change be adopted, the Company would be required, among other things, to include approximately 4.6 million shares in its diluted shares outstanding related to its convertible debt. The likelihood and timing of implementation of the rule change is uncertain. The Company noted that, if implemented, the change would have no economic effect because the terms of the Notes would be unchanged. The Company has not yet determined what response or change in policy, if any, it would make if the new accounting took effect.

     On February 21, 2003, the Company entered into a new five-year $300,000 Revolving Credit Facility and terminated its previous $250,000 Revolving Credit Facility, which was set to expire on December 31, 2003. The new facility has substantially the same terms as the prior facility; however, there is a slightly more favorable credit spread grid, as well as certain less restrictive covenants. The new $300,000 revolving credit facility will expire on February 21, 2008. At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility.

     During 2004, the Company's Board of Directors (the "Board") authorized the repurchase of up to 4 million shares of the Company's common stock under two separate repurchase authorizations. The repurchases are to be made from time to time in the open market at prevailing market prices. The Company completed repurchases of 1,769,300 shares of its common stock for a net expenditure of $69,206, or approximately $39.11 per share. The total 2004 share repurchases were made up of the following: 661,300 shares were repurchased under a repurchase authorization previously in effect at the end of fiscal 2003 and 1,108,000 shares were repurchased under the first 2004 repurchase authorization. The Company presently expects to complete the remaining 892,000 shares of the first repurchase authorization and the 2 million shares of the second repurchase authorization during 2005, although there can be no assurance that such repurchases actually will be completed in that period of time. The Company's principal criteria for share repurchases are that they be accretive to net income per share and that they do not unfavorably affect the Company's investment grade debt rating and target capital structure.

     During 2004 the Company received proceeds of $50,210 from the exercise of stock options on 2,634,126 shares of its common stock and tax benefit upon exercise of stock options of $12,641.

     During the first quarter of 2004, the Board approved a quarterly dividend policy declaring a quarterly dividend of $0.11 per common share (an annual equivalent of $0.44 per share), an increase from an annual dividend of $0.02 paid in 2003. The Company paid such dividends of $0.11 per share during the second, third and fourth quarters of 2004. Additionally, on July 29, 2004, the Board declared another dividend of $0.11 per share payable on September 1, 2004 to shareholders of record on August 9, 2004. Additionally, on September 23, 2004, the Board declared a dividend of $0.12 per share payable on November 1, 2004 to shareholders of record on October 8, 2004. This dividend reflects a 9.1% increase from the previous quarterly dividend.

     The Company estimates that its capital expenditures (purchase of property and equipment) for 2005 will be approximately $160,000 to $165,000, most of which will be related to the acquisition of sites and construction of 25 new
Cracker Barrel stores and 18 new Logan's restaurants and openings that will occur after 2005.

     Management believes that cash at July 30, 2004, along with cash generated from the Company's operating activities, stock option exercises and its available Revolving Credit Facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans and its dividend payments through 2005. At July 30, 2004, the Company had $300,000 available under its Revolving Credit Facility. The Company estimates that it will generate excess cash of approximately $100,000 to $110,000, which it defines as net cash provided by operating activities less cash used for purchase of property and equipment (the most comparable measure under GAAP). The Company intends to use this excess cash along with proceeds from the exercise of stock options in 2005 to apply toward completing its remaining 2,892,000 share repurchase authorization, possible future share repurchase authorizations and dividend payments or other general corporate purposes.

Material Commitments

     The Company's contractual cash obligations and commitments as of July 30, 2004, are summarized in the tables below:

                                                            Payments due by Year
-----------------------------------------------------------------------------------------
                                                               2006-      2008-   After
                                            Total     2005     2007       2009     2009
-----------------------------------------------------------------------------------------
Convertible debt                      $  185,138       --         --        --   $185,138
Revolving credit facility                     --       --         --        --         --
-----------------------------------------------------------------------------------------

Long-term Debt(a)                        185,138       --         --        --    185,138
Operating leases - excluding
 billboards                              442,824  $30,156    $59,610   $59,486    293,572
Operating leases for billboards           39,489   20,218     19,162       109        --
Trade letters of credit                    7,497    7,497         --        --        --
Capital leases                               637      235        359        43        --
Purchase obligations (b)                 330,271  253,268     77,003        --        --
----------------------------------------------------------------------------------------

Total contractual cash
 obligations                          $1,005,856 $311,374   $156,134   $59,638  $478,710
========================================================================================


                                          Amount of Commitment Expirations by Year

                                                       2006-     2008-   After
                                   Total    2005       2007      2009     2009
-------------------------------------------------------------------------------
Revolving credit facility        $300,000       --        --   $300,000      --
Standby letters of credit          17,830  $17,830        --         --      --
Guarantees (c)                      4,473      457      $913        913  $2,190
-------------------------------------------------------------------------------

 Total commitments               $322,303  $18,287      $913   $300,913  $2,190
===============================================================================


(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $185,138 balance is the accreted carrying value of the debt at July 30, 2004. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. Additionally, since the Company had no amounts outstanding under its variable rate Revolving Credit Facility as of July 30, 2004 interest is excluded from the contractual cash obligations table.
(b) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contact, as applicable, unless we had better information available at the time related to each contract.

(c)Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.

 Critical Accounting Policies

     The Company prepares its Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 2 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its Consolidated Financial Statements.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

     The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the future cash flows expected to be generated by the asset. If the total expected future cash flows were less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss resulting from impairment is recognized by a charge to earnings. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually, the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts with assistance from an outside expert. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, or if operating performance declines, the Company may be required to record impairment charges for these assets and such charges could be material.

Insurance Reserves

     The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but increased this amount to $500 for 2003 and to $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

Tax Provision

     The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position. The Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns for 1997 through 2001. On August 1, 2002 the Company reached a settlement with the IRS for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. Additionally, the IRS has examined the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001. This examination was completed on July 21, 2003 resulting in no adjustment to the payroll taxes originally reported by the Company (see Note 7 to the Company's Consolidated Financial Statements).

Legal Proceedings

     As more fully discussed in Note 9 to the Consolidated Financial Statements, the Company's Cracker Barrel subsidiary, on September 8, 2004, agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed to by Cracker Barrel was $8,720 (including $3,500 accrued in the fourth quarter of 2001), in full satisfaction of all claims, including attorneys' fees and costs. The effects of this charge upon net income and earnings per share in both the fourth quarter of and the entire 2004 year are discussed above.
     The Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                           July 30,       August 1,
Assets                                      2004              2003
-------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                $   28,775      $   14,389
Receivables                                   9,802           9,150
Inventories                                 141,820         136,020
Prepaid expenses                              8,369           8,932
Deferred income taxes                        14,274           7,568
-------------------------------------------------------------------
Total current assets                        203,040         176,059
-------------------------------------------------------------------

Property and Equipment:
Land                                        298,233         273,831
Buildings and improvements                  662,682         625,541
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              315,512         331,065
Leasehold improvements                      193,859         164,937
Construction in progress                     28,739          19,268
-------------------------------------------------------------------
Total                                     1,502,314       1,417,931
Less:  Accumulated depreciation and
       amortization of capital leases       383,741         377,616
-------------------------------------------------------------------
Property and equipment - net              1,118,573       1,040,315
-------------------------------------------------------------------
Goodwill                                     92,882          92,882
Other Assets                                 20,367          17,067
-------------------------------------------------------------------
Total                                    $1,434,862      $1,326,323
===================================================================


Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable                         $   53,295      $   82,172
Current maturities of long-term debt
  and other long-term obligations               189             100
Taxes withheld and accrued                   34,539          32,103
Income taxes payable                         23,118          11,952
Accrued employee compensation                49,466          50,153
Accrued employee benefits                    39,290          38,782
Deferred revenues                            19,347          15,634
Other accrued expenses                       27,538          15,818
-------------------------------------------------------------------
Total current liabilities                   246,782         246,714
-------------------------------------------------------------------
Long-term Debt                              185,138         186,730
-------------------------------------------------------------------
Other Long-term Obligations                  23,925          20,303
-------------------------------------------------------------------
Deferred Income Taxes                        98,770          77,680
-------------------------------------------------------------------

Commitments and Contingencies (Note 9)

Shareholders' Equity:
Preferred stock - 100,000,000 shares of
 $.01 par value authorized; no shares
 issued                                          --              --
Common stock - 400,000,000 shares of $.01
 par value authorized; 2004 - 48,769,368
 shares issued and outstanding; 2003 -
 47,872,542 shares issued and outstanding        488             479
Additional paid-in capital                    13,982              --
Retained earnings                            865,777         794,417
--------------------------------------------------------------------

Total shareholders' equity                   880,247         794,896
--------------------------------------------------------------------
Total                                     $1,434,862      $1,326,323
====================================================================

         See Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENT OF INCOME

                        (In thousands except share data)
                               Fiscal years ended

                                  July 30,     August 1,      August 2,
                                    2004         2003           2002
-----------------------------------------------------------------------
Total revenue                   $2,380,947    $2,198,182     $2,071,784
Cost of goods sold                 785,703       703,915        677,738
-----------------------------------------------------------------------
Gross profit                     1,595,244     1,494,267      1,394,046
-----------------------------------------------------------------------
Labor & other related expenses     880,617       819,957        777,617
Other store operating expenses     403,002       378,343        351,977
-----------------------------------------------------------------------
Store operating income             311,625       295,967        264,452
General and administrative         126,489       121,886        115,152
-----------------------------------------------------------------------
Operating income                   185,136       174,081        149,300
Interest expense                     8,444         8,892          6,769
Interest income                          5            73             --
-----------------------------------------------------------------------
Income before income taxes         176,697       165,262        142,531
Provision for income taxes          63,435        58,733         50,742
-----------------------------------------------------------------------
Net income                      $  113,262     $ 106,529     $   91,789
=======================================================================
Net income per share - basic    $     2.32    $     2.16     $     1.69
=======================================================================
Net income per share - diluted  $     2.25    $     2.09     $     1.64
=======================================================================
Basic weighted average shares
  outstanding                   48,877,306    49,274,373     54,198,845
=======================================================================
Diluted weighted average shares
  Outstanding                   50,369,845    50,998,339     56,090,940
=======================================================================




                   See Notes to Consolidated Financial Statements.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                    (In thousands except per share data)
                                         Additional                 Total
                                Common     Paid-In    Retained   Shareholders'
                                 Stock     Capital    Earnings     Equity
---------------------------------------------------------------------------
Balances at August 3, 2001       $550     $149,073    $696,485    $846,108
 Cash dividends declared -
  $.020 per share                  --           --      (1,163)     (1,163)
 Exercise of stock options         29       53,074          --      53,103
 Tax benefit realized upon
  exercise of stock options        --        9,991          --       9,991
 Purchases and retirement of
  common stock                    (76)    (212,138)     (4,620)   (216,834)
 Net income                        --           --      91,789      91,789
---------------------------------------------------------------------------
Balances at August 2, 2002        503           --     782,491     782,994
 Cash dividends declared -
  $.020 per share                  --           --      (1,043)     (1,043)
 Exercise of stock options         29       59,620          --      59,649
 Tax benefit realized upon
  exercise of stock options        --       13,399          --      13,399
 Purchases and retirement of
  common stock                    (53)     (73,019)    (93,560)   (166,632)
 Net income                        --           --     106,529     106,529
---------------------------------------------------------------------------
Balances at August 1, 2003        479           --     794,417     794,896
 Cash dividends declared -
  $.11 per share                   --           --     (21,556)    (21,556)
 Exercise of stock options         27       50,183          --      50,210
 Tax benefit realized upon
  exercise of stock options        --       12,641          --      12,641
 Purchases and retirement of
  common stock                    (18)     (48,842)    (20,346)    (69,206)
 Net income                        --           --     113,262     113,262
---------------------------------------------------------------------------
Balances at July 30, 2004        $488     $ 13,982    $865,777     $880,247
===========================================================================

                 See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   (In thousands)
                                                                 Fiscal years ended

                                                         July 30,    August 1,    August 2,
                                                           2004         2003         2002
------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                             $113,262    $106,529     $ 91,789
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                         63,868      64,376       62,759
     Loss (gain) on disposition of property
       and equipment                                        3,334         903         (781)
     Accretion on zero-coupon contingently
       convertible senior notes                             5,408       5,254        1,720
     Tax benefit realized upon
       exercise of stock options                           12,641      13,399        9,991
   Changes in assets and liabilities:
     Receivables                                             (652)       (691)        2,281
     Inventories                                           (5,800)    (11,327)      (8,103)
     Prepaid expenses                                         563       2,792       (2,161)
     Other assets                                          (4,863)     (3,136)        (813)
     Accounts payable                                     (28,877)      8,366       17,108
     Taxes withheld and accrued                             2,436       3,422       (1,153)
     Income taxes payable                                  11,166      (6,567)      (3,146)
     Accrued employee compensation                           (687)      6,691        7,169
     Accrued employee benefits                                508       5,361        7,871
     Deferred revenues                                      3,712       2,673        3,921
     Other accrued expenses                                 6,356         928        1,848
     Other long-term obligations                            3,606       2,359        4,232
     Deferred income taxes                                 14,384      39,254        1,745
------------------------------------------------------------------------------------------
  Net cash provided by
    operating activities                                  200,365     240,586      196,277
------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and
    equipment                                           (144,611)    (120,921)     (96,692)
  Proceeds from sale of property and
    equipment                                                945        1,968        5,813
------------------------------------------------------------------------------------------
  Net cash used in investing activities                 (143,666)    (118,953)     (90,879)
------------------------------------------------------------------------------------------




Cash flows from financing activities:
  Proceeds from issuance of long-term debt               150,000      353,200      591,756
  Proceeds from exercise of stock options                 50,210       59,649       53,103
  Principal payments under
   long-term debt and other
   long-term obligations                                (157,125)    (366,287)    (524,140)
  Purchases and retirement of common stock               (69,206)    (166,632)    (216,834)
  Deferred financing costs                                    (1)      (1,205)      (4,853)
  Dividends on common stock                              (16,191)      (1,043)      (1,163)
------------------------------------------------------------------------------------------
  Net cash used in financing activities                  (42,313)    (122,318)     (102,131)
-------------------------------------------------------------------------------------------
  Net increase (decrease) in cash
   and cash equivalents                                   14,386        (685)         3,267
  Cash and cash equivalents,
   beginning of year                                      14,389      15,074         11,807
-------------------------------------------------------------------------------------------
  Cash and cash equivalents,
   end of year                                          $ 28,775    $ 14,389       $ 15,074
===========================================================================================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
    Interest                                            $  1,108    $  1,604       $  4,839
    Income taxes                                          26,501      15,229         43,340

















                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands except share data)

1.  Description of the Business
     CBRL Group, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store(R) ("Cracker Barrel") restaurant and retail concept and the Logan's Roadhouse(R) ("Logan's") restaurant concept. Logan's has two non-affiliated area development agreements and accompanying franchise agreements covering development of its concept in all or part of five states. CBRL Group, Inc. Common Stock is traded on The Nasdaq Stock Market (National Market) under the symbol CBRL.

2. Summary Of Significant Accounting Policies
     GAAP - The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.
     Principles of consolidation - The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
     Financial instruments - The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 30, 2004, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes (the "Notes") in long-term debt at July 30, 2004 were $185,138 and $194,671, respectively. The fair value of the Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 30, 2004.
     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.
     Start-up costs - Start-up costs of a new store are expensed when incurred. Property and equipment - Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                          Years
-------------------------------------------------------------------------------
Buildings and improvements                                                30-45
Buildings under capital leases                                            15-25
Restaurant and other equipment                                             3-10
Leasehold improvements                                                     1-35
-------------------------------------------------------------------------------

     Depreciation expense was $62,304, $62,552 and $61,883 for 2004, 2003 and 2002, respectively. Accelerated depreciation methods are generally used for income tax purposes.
     Capitalized interest was $615, $463 and $364 for 2004, 2003 and 2002, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance  and repairs,  including the  replacement  of minor items,  are
charged  to  expense,   and  major  additions  to  property  and  equipment  are
capitalized.
     Impairment of long-lived assets - The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell.

     Advertising - The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $38,442, $39,782 and $37,423 for 2004, 2003 and 2002, respectively.
     Insurance - The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but has increased this amount to $500 for 2003 and $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.
     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan's in 1999. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002 and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside expert in the second quarters of 2003 and 2004, and concluded that there was no current indication of impairment. This annual assessment will be performed in the second quarter of each year. Additionally, an assessment will be performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
     Revenue recognition - The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.
     Deferred revenue - Unredeemed gift certificates and cards represent the Company's only liability related to unearned income and are recorded at their expected redemption value. When gift certificates and cards are redeemed, the Company recognizes revenue and reduces the liability.

     Income taxes - Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 7).
     Net income per share - Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. The Notes had no effect on diluted shares in 2004, 2003 or 2002, since none of the contingencies that would allow conversion had occurred (see Note 4). Outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects reflected in diluted weighted average shares.
     Comprehensive income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2004, 2003 and 2002 is equal to net income as reported.
     Stock-based compensation - The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," (see Note
6) and below is providing disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB Opinion No. 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table represents the amortization of restricted stock grants to three executive officers of the Company.
     Had the Company used the alternative fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated in the following table:

                                                   2004            2003          2002
                                                   ----            ----          ----
     Net income - as reported                    $113,262       $106,529       $91,789
     Add:  Total stock-based employee
      compensation included in reported
      net income, net of related tax effects           74            298           397
     Deduct:  Total stock-based
      compensation expense determined under
      fair-value based method for all
      awards, net of tax effects                  (10,900)       (11,496)      (12,709)
                                                 --------       --------       --------
     Pro forma, net income                       $102,436       $ 95,331       $ 79,477
                                                 ========       ========       ========

     Net income per share:
     Basic - as reported                            $2.32          $2.16          $1.69
                                                    =====          =====          =====
     Basic - pro forma                               2.10           1.93           1.47
                                                     ====           ====           ====

     Diluted - as reported                           2.25           2.09           1.64
                                                     ====           ====           ====
     Diluted - pro forma                             2.03           1.87           1.42
                                                     ====           ====           ====

     Segment Reporting - The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8).

     Derivative instruments and hedging activities - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," in 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. During 2004, 2003 and 2002, the Company had no derivative financial instruments that required fair value accounting treatment.
     The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company reviews these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.
     The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 4, 9 and 11).
     Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and generally are unpredictable. Changes in commodity prices would affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company as occurred in 2004. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137, 138 and 149. However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.
     Use of estimates - Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.
     Reclassifications - Certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the classifications used in 2004. The balance sheet at August 1, 2003 and the cash flow statement for 2003 and 2002 reflect certain reclassifications that increased receivables and decreased prepaid expenses.

3.  Inventories
     Inventories were composed of the following at:

                                                       July 30,       August 1,
                                                        2004            2003
-------------------------------------------------------------------------------
Retail                                                $104,148        $101,955
Restaurant                                              19,800          17,091
Supplies                                                17,872          16,974
------------------------------------------------------------------------------

Total                                                 $141,820        $136,020
==============================================================================

4.  Debt
     Long-term debt consisted of the following at:

                                                         July 30,    August 1,
                                                           2004        2003
-----------------------------------------------------------------------------
$300,000 Revolving Credit Facility payable on or
  before February 21, 2008 (rate at 2.36% at
  August 1, 2003)                                        $     --    $  7,000
3.0% Zero-Coupon Contingently Convertible Senior
  Notes payable on or before April 2, 2032                185,138     179,730
-----------------------------------------------------------------------------
Long-term debt                                           $185,138    $186,730
=============================================================================

     At July 30, 2004, the Company had no outstanding borrowings under the Revolving Credit Facility, which bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 30, 2004, the Company's percentage point spread from LIBOR was 1.25% and will decrease to 1.0% for the first quarter of 2005 then increase to 1.25% in the second quarter of 2005. The percentage point spread from LIBOR for the third and fourth quarters of 2005 remains to be determined.
     The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility) not to exceed
0.5 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility) not to exceed 3.0 to 1.0. At July 30, 2004 and August 1, 2003, the Company was in compliance with all of those covenants.
     In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2005, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. Although the holders of the Notes have the ability to require the Company to repurchase the Notes on April 3, 2005, the Company has classified this debt as long-term due to its intent and ability, in the event it were required to repurchase any portion of the Notes, to refinance this indebtedness on a long-term basis through borrowings under the Revolving Credit Facility. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $48.21 at July 30,
2004); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The accreted conversion price is equal to the issue price of the Note plus accrued original issue discount divided by 10.8584 shares, and was $40.40 per share at July 30, 2004. The Company's closing share price, as reported by Nasdaq, on July 30, 2004 was $33.22.
     All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Revolving Credit Facility and the Notes. Each guarantor is, directly or indirectly, a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.
     The aggregate maturities of long-term debt subsequent to July 30, 2004 are as follows:

Year
------------------------------------------------------------------------------
2005                                                                        --
2006                                                                        --
2007                                                                        --
2008                                                                        --
2009                                                                        --
2010 and thereafter                                                   $185,138
------------------------------------------------------------------------------
Total                                                                 $185,138
==============================================================================

5.  Common Stock
     During 2000 two executive officers were granted, respectively, 20,000 and 19,000 restricted shares of the Company's common stock that were to vest over five years. In 2002 one executive officer was granted 48,000 restricted shares of the Company's common stock that were to vest over three years, subject to certain early vesting provisions which did occur and resulted in early vesting at the end of 2003. In 2004, one executive officer was granted 7,500 restricted shares which will vest one-third each year starting three years from the date of the grant. The executive officer granted 19,000 restricted shares in 2000 left the company in 2003 and forfeited 9,500 restricted shares. The Company's compensation expense, net of forfeitures, for these restricted shares was $116, $462 and $616 in 2004, 2003 and 2002, respectively.

6.  Stock Compensation Plans
     The Company's employee compensation plans are administered by the Compensation and Stock Option Committee (the "Committee") of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.
     On September 26, 2002, the Board approved the CBRL Group 2002 Omnibus Incentive Compensation Plan ("Omnibus Plan") for all employees and non-employee directors of the Company. That Omnibus Plan was subsequently approved by shareholders at the Company's 2002 Annual Shareholders Meeting. The Omnibus Plan allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the Annual Shareholders Meeting an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between the Annual Shareholders Meeting and July 31 of the next year receive an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, expiring ten years from the date of grant and are non-transferable. At July 30, 2004, there were 2,108,515 shares of the Company's common stock reserved for issuance under the Omnibus Plan.
     On May 25, 2000, the Board approved the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") for employees who are not officers or directors of the Company. The Employee Plan allows the Committee to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Employee Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and are non-transferable. At July 30, 2004, there were 159,428 shares of the Company's common stock reserved for issuance under the Employee Plan.
     The Company also has an Amended and Restated Stock Option Plan (the "Plan") that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At July 30, 2004, there were 1,519,603 shares of the Company's common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. Beginning in 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award would vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals) and are non-transferable. As of August 1, 2003, options to purchase 261,826 shares of the Company's common stock vested early and options to purchase 255,050 shares vested on July 30, 2004 under the long-term incentive award. The options have a six-month life following confirmation of vesting by the Committee.
     In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock were authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

     A summary of the status of the Company's stock option plans for 2004, 2003 and 2002, and changes during those years follows:

(Shares in thousands)       2004                2003              2002
 -----------------------------------------------------------------------------
                              Weighted-           Weighted-          Weighted-
                              Average             Average             Average
Fixed Options         Shares   Price      Shares   Price    Shares     Price
------------------------------------------------------------------------------

Outstanding at
 beginning of year     7,599   $20.73      9,504   $20.23   10,504   $19.77
Granted                1,146    38.35      1,907    23.85    2,506    20.13
Exercised             (2,634)   19.68     (2,922)   20.90   (2,869)   18.67
Forfeited or canceled   (294)   23.76       (890)   21.54     (637)   19.33
                      ------              ------            ------
Outstanding at
 end of year           5,817    24.52      7,599    20.73    9,504    20.23
                      ======               =====            ======
Options exercisable
 at year-end           3,011    20.62      3,696    20.69    5,148    22.58
Weighted-average fair
 value per share of
 options granted
 during the year               $14.14              $10.20             $ 9.46
------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

                                       2004            2003            2002
-------------------------------------------------------------------------------
Dividend yield range               0.1% - 1.4%          0.1%           0.1%
Expected volatility range           22% -  42%       41% - 45%          43%
Risk-free interest rate range      1.3% - 4.0%      2.2% - 3.8%     4.0% - 4.9%
Expected lives (in years)              1-8              5-8             6
-------------------------------------------------------------------------------

     Expected volatility has been measured based on an average of past daily fluctuations in the share price of the Company's common stock.

     The following table summarizes information about fixed stock options outstanding at July 30, 2004:

(Shares in thousands)
                           Options Outstanding                Options Exercisable
----------------------------------------------------------------------------------------

                 Number     Weighted-Average   Weighted-       Number     Weighted-
   Range of    Outstanding     Remaining        Average     Exercisable    Average
Exercise Prices at 7/30/04  Contractual Life Exercise Price at 7/30/04  Exercise Price
----------------------------------------------------------------------------------------
$ 5.09 - 10.00       38            1.93        $ 7.63             38        $ 7.63
 10.01 - 20.00    1,186            5.50         14.94          1,186         14.94
 20.01 - 30.00    3,181            6.45         22.83          1,495         23.38
 30.01 - 40.00      970            7.37         35.28            292         31.28
 40.01 - 41.25      442            9.32         40.26             --            --
                  -----                                       ------
$ 5.09 - 41.25    5,817            5.89         24.52          3,011         20.62
========================================================================================

     The Company recognizes a tax deduction, subject to certain limitations imposed by the Internal Revenue Code, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, are credited to additional paid-in capital.

7.  Income Taxes
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant   components  of  the  Company's  net  deferred  tax  liability consisted of the following at:
                                                        July 30,     August 1,
                                                          2004         2003
-----------------------------------------------------------------------------
 Deferred tax assets:
    Financial accruals without
     economic performance                                $24,818      $20,252
    Other                                                  3,637        8,284
 ----------------------------------------------------------------------------
      Deferred tax assets                                 28,455       28,536
 ----------------------------------------------------------------------------

 Deferred tax liabilities:
    Excess tax depreciation over book                     89,627       72,846
    Other                                                 23,324       25,802
 ----------------------------------------------------------------------------
      Deferred tax liabilities                           112,950       98,648
 ----------------------------------------------------------------------------
 Net deferred tax liability                             $ 84,496      $70,112
 ============================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 2004 and August 1, 2003, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
     The components of the provision for income taxes for each of the three years were as follows:

                                              2004          2003          2002
------------------------------------------------------------------------------
 Current:
   Federal                                  $44,758       $17,985      $45,955
   State                                      4,293         1,494        3,042
 Deferred                                    14,384        39,254        1,745
 -----------------------------------------------------------------------------
 Total income tax provision                 $63,435       $58,733      $50,742
 =============================================================================

     A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                              2004          2003         2002
 ------------------------------------------------------------------------------
 Provision computed at federal
  statutory income tax rate                 $61,844       $57,842      $49,886
 State and local income taxes,
  net of federal benefit                      5,598         4,410        4,635
 Employer tax credits for FICA taxes
  paid on employee tip income                (4,781)       (4,323)      (3,875)
 Other-net                                      774           800           69
 ------------------------------------------------------------------------------
 Total income tax provision                 $63,435       $58,733      $50,742
 ==============================================================================

     The Internal Revenue Service ("IRS") has completed its examinations of the Company's federal income tax returns for 1997 through 2001. Additionally, the IRS has completed its examinations of the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001.

 8.  Segment Information
     Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Likewise, Logan's units are restaurant operations with investment criteria and economic and operating characteristics similar to those of Cracker Barrel. The chief operating decision makers regularly evaluate the Cracker Barrel and Logan's restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States. The following data are presented in accordance with SFAS No. 131 for all periods presented.

                                      2004            2003            2002
-----------------------------------------------------------------------------
Net sales in Company-Owned stores:
  Restaurant                      $1,892,487      $1,753,361       $1,645,696
  Retail                             486,433         443,397          424,949
-----------------------------------------------------------------------------
    Total net sales                2,378,920       2,196,758        2,070,645
-----------------------------------------------------------------------------
Franchise fees and royalties           2,027           1,424            1,139
-----------------------------------------------------------------------------
  Total revenue                   $2,380,947      $2,198,182       $2,071,784
=============================================================================

9.  Commitments and Contingencies
     On September 8, 2004, Cracker Barrel agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed by Cracker Barrel was $8,720 (including $3,500 accrued in 2001), in full satisfaction of all claims, including attorneys' fees and costs.
     The Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.
     The Company makes trade commitments in the course of its normal operations. As of July 30, 2004 the Company was contingently liable for approximately $7,497 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of three months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of July 30, 2004, the Company had $17,830 of standby letters of credit related to workers' compensation and commercial general liability insurance. All standby letters of credit are renewable annually.
     The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 9.2 years with annual lease payments of $361. The Company's performance is required only if the assignee fails to perform the obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.
     The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party more than one year ago. The operating lease has a remaining life of approximately 12.2 years with annual lease payments of $96. The Company's performance is required only if the sublessee fails to perform the obligations as lessee. The Company has a liability of $447 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.
     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.
     As of July 30, 2004, the Company operated 141 Cracker Barrel stores and 51 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards (see Note 11). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 30, 2004:

Year
-------------------------------------------------------------------------------
2005                                                                     $  235
2006                                                                        235
2007                                                                        124
2008                                                                         43
2009                                                                         --
-------------------------------------------------------------------------------
Total minimum lease payments                                                637
Less amount representing interest                                            81
-------------------------------------------------------------------------------

Present value of minimum lease payments                                     556
Less current portion                                                        189
Long-term portion of capital lease obligations                           $  367
===============================================================================

     The following is a schedule by year of the future minimum rental payments required under non-cancelable operating leases, excluding leases for advertising billboards, as of July 30, 2004:

Year
-------------------------------------------------------------------------------
2005                                                                   $ 30,156
2006                                                                     29,856
2007                                                                     29,754
2008                                                                     29,798
2009                                                                     29,688
Later years                                                             293,572
-------------------------------------------------------------------------------
Total                                                                  $442,824
===============================================================================

     The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 30, 2004:

Year
-------------------------------------------------------------------------------
2005                                                                    $20,218
2006                                                                     13,604
2007                                                                      5,558
2008                                                                        109
-------------------------------------------------------------------------------
Total                                                                   $39,489

     Rent expense under operating leases, excluding leases for advertising billboards, for each of the three years was:

                                            Minimum       Contingent     Total
-------------------------------------------------------------------------------
2004                                        $30,962          $852       $31,814
2003                                         28,881           753        29,634
2002                                         26,158           776        26,934
-------------------------------------------------------------------------------

     Rent expense under operating leases for billboards for each of the three years was:

                                            Minimum       Contingent     Total
-------------------------------------------------------------------------------
2004                                        $23,042           --        $23,042
2003                                         22,811           --         22,811
2002                                         21,442           --         21,442
-------------------------------------------------------------------------------


10.  Employee Savings Plans

     The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.
     The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. The Company matches 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2004, 2003, and 2002, the Company contributed approximately $1,321, $1,524 and $1,609, respectively, under Plan I and approximately $345, $280 and $203, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets of $12,479 is included in other assets and the liability to Plan II participants of $12,479 is included in other long-term obligations. Company contributions under Plan I and Plan II are recorded as other store operating expenses.

11.  Sale-Leaseback

     On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At July 30, 2004 and August 1, 2003, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

12. Quarterly Financial Data (Unaudited)

     Quarterly financial data for 2004 and 2003 are summarized as follows:



                                1st          2nd         3rd        4th
                               Quarter      Quarter     Quarter    Quarter*
----------------------------------------------------------------------------
2004
Total revenue                 $576,365     $612,801    $584,282    $607,499
Gross profit                   390,465      399,274     393,564     411,941
Income before income
 taxes                          43,794       45,381      40,845      46,677
Net income                      28,160       29,001      26,182      29,919
Net income per
 share - basic                     .59          .59         .53         .61
Net income per
 share - diluted                   .56          .57         .52         .60
-----------------------------------------------------------------------------
2003
Total revenue                 $527,539     $563,119    $527,189    $580,335
Gross profit                   361,574      373,007     361,811     397,875
Income before income
 taxes                          35,635       38,181      36,277      55,169
Net income                      22,985       24,626      23,399      35,519
Net income per
 share - basic                     .46          .50         .48         .74
Net income per
 share - diluted                   .45          .48         .46         .70
-----------------------------------------------------------------------------
*The Company recorded charges of $5,210 before taxes during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 9).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.:

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of July 30, 2004 and August 1, 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 30, 2004 and August 1, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP


Nashville, Tennessee
September 23, 2004