Form 10-K/A, Exhibit 13
period 2004-07-30
CBRL GROUP INC
filed 2005-03-30
CIK 1067294

The  following  selected  financial  data  has  been  restated  to  reflect
adjustments  to  the  Original   Filing  that  are  further   discussed  in  the
"Explanatory Note" in the forepart of this Form 10-K/A and in Note 2 to the accompanying consolidated financial statements.

                                               CBRL Group, Inc.
                                            Selected Financial Data

                                     (Dollars in thousands except share data)
                                        For each of the fiscal years ended

                                            July 30,     August 1,      August 2,      August 3,       July28,
                                            2004(c)        2003           2002       2001(d)(e)(f)     2000(g)
                                         (As Restated, (As Restated,  (As Restated,  (As Restated)  (As Restated)
                                          see Note 2)   see Note 2)    see Note 2)

Selected Income Statement Data:
Total revenue                              $2,380,947    $2,198,182    $2,071,784     $1,967,998      $1,777,119
Net income                                    111,885       105,108        90,444         48,550          58,273
Net income per share:
    Basic                                        2.29          2.13          1.67           0.86            1.01
    Diluted                                      2.23          2.06          1.61           0.85            1.00
Dividends paid per share(a)                   $  0.33      $   0.02      $   0.02       $   0.02        $   0.01

As Percent of Revenues:
Cost of goods sold                               33.0%         32.0%         32.7%          33.8%           34.6%
Labor and related expenses                       37.0          37.3          37.5           37.2            36.3
Other store operating expenses                   17.0          17.3          17.1           18.2            16.9
Store operating income                           13.0          13.4          12.7           10.8            12.2
General and administrative expenses               5.3           5.6           5.6            5.2             5.4
Operating Income                                  7.7           7.8           7.1            4.9             6.6
Income before income taxes                        7.3           7.4           6.8            4.2             5.3
Memo:  Depreciation and amortization              2.7           2.9           3.0            3.3             3.7

Selected Balance Sheet Data:
Working capital (deficit)                   $ (39,195)   $  (66,880)    $ (51,252)     $ (34,701)      $ (23,262)
Total assets                                1,435,704     1,327,165     1,264,673      1,213,697       1,335,974
Long-term debt                                185,138       186,730       194,476        125,000         292,000
Other Long-term obligations                    36,225        30,454        25,992         19,697          11,053
Shareholders' equity                          873,336       789,362       778,881        843,340         826,833

Selected Cash Flow Data:
Cash provided by operating activities       $ 200,365     $ 240,586     $ 196,277      $ 147,859       $ 160,247
Purchase of property and equipment            144,611       120,921        96,692         91,439         138,032
Share repurchases                              69,206       166,632       216,834         36,444          21,104

Selected Other Data:
Common Shares outstanding at end of year   48,769,368    47,872,542    50,272,459     55,026,846      56,668,349
Stores Open at End of Year:
   Cracker Barrel                                 504           480           457            437             426
   Logan's company-operated                       107            96            84             75              65
   Logan's franchised                              20            16            12              8               7
   Carmine Giardini's                               -             -             -              -               3

Comparable Store Sales(b):
Average Unit Annual Sales:
   Cracker Barrel restaurant                 $  3,217       $ 3,157       $ 3,150       $  3,082         $ 2,922
   Cracker Barrel retail                          988           939           945            946             930
   Memo: Cracker Barrel number
   of stores in comparable base                   445           430           414            376             326
   Logan's company-operated                  $  3,040        $2,915        $2,959         $3,041          $3,157
   Memo: Logan's number of
   restaurants in comparable base                  83            71            59             40              25
Period to period increase (decrease) in
comparable store sales:
   Cracker Barrel restaurant                      2.0%          0.5 %         5.3%           4.6 %            0.6 %
   Cracker Barrel retail                          5.3          (0.4)          2.3            1.1             (2.3)
   Logan's company-operated                       4.8           0.0           2.4           (1.1)             3.2


(a)On September 25, 2003, the Company's Board of Directors (the "Board") adopted a new policy to consider and pay dividends, if declared, on a quarterly basis, initially declared at $0.11 per share per quarter (an annual equivalent of $0.44 per share). During 2004, the Company paid such dividends of $0.11 per share during the second, third and fourth quarters of 2004. On July 29, 2004, the Board declared another dividend of $0.11 per share payable on September 1, 2004 to shareholders of record on August 9, 2004. Additionally, on September 23, 2004, the Board declared a dividend of $0.12 per share payable on November 1, 2004 to shareholders of record on October 8, 2004. This dividend reflects a 9.1% increase from the previous quarterly dividend.
(b)Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks. Average unit volumes are normalized to 52 weeks for fiscal 2001.
(c)Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company's Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") subsidiary (see Note 10 to the Company's Consolidated Financial Statements).
(d)Includes charges of $33,063 before taxes, principally as a result of exiting the Carmine Giardini's Gourmet Market(TM) business and closing four Cracker Barrel units and three Logan's Roadhouse(R) restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act, which was later settled as noted in (b) above.
(e)The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 and fiscal 2000 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002 and fiscal 2000.
(f)Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down.
(g)Includes charges of $8,592 before taxes, principally as a result of management changes and the resulting refocused operating priorities.

                      MARKET PRICE AND DIVIDEND INFORMATION

     The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                       Fiscal Year 2004                  Fiscal Year 2003
                       ----------------                  ----------------
                      Prices                           Prices
                ----------------   Dividends      ----------------    Dividends
Quarter         High         Low      Paid        High         Low      Paid
-------------------------------------------------------------------------------
First          $39.02      $32.25       --       $27.95      $19.54       --
Second          42.07       36.61     $.11        32.85       22.35     $.02
Third           41.24       37.09      .11        32.99       24.86       --
Fourth          38.11       30.55      .11        39.95       31.31       --
-------------------------------------------------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All applicable disclosures in the following discussion have been modified to reflect the restatement described in Note 2 to the Consolidated Financial Statements. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission ("SEC") for the year ended July 30, 2004, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting (including but not limited to, accounting for convertible debt under Emerging Issues Task Force ("EITF") Issue Abstract No. 04-08 of the Financial Accounting Standards Board ("FASB")), tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; the effects of uncertain consumer confidence or general or regional economic weakness on sales and customer travel activity; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise; commodity, workers' compensation, group health and utility price changes; consumer behavior based on concerns over nutritional or safety aspects of the Company's products or restaurant food in general; competitive marketing and operational initiatives; the effects of plans intended to improve operational execution and performance; the actual results of pending or threatened litigation or governmental investigations or charges and the costs and effects of negative publicity associated with these activities; practical or psychological effects of terrorist acts or war and military or government responses; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the ability of and cost to the Company to recruit, train, and retain qualified restaurant hourly and management employees; disruptions to the Company's restaurant or retail supply chain; changes in foreign exchange rates affecting the Company's future retail inventory purchases; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; changes in generally accepted accounting principles in the United States of America ("GAAP") or changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; increases in construction costs; changes in interest rates affecting the Company's financing costs; and other factors described from time to time in the Company's filings with the SEC, press releases, and other communications.

     All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company's fiscal year or quarter unless otherwise noted.

EXECUTIVE OVERVIEW
------------------

     CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store(R) ("Cracker Barrel") and Logan's Roadhouse(R) ("Logan's") restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at http://www.cbrlgroup.com.
                                                 ------------------------

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

Results of Operations

     The following table highlights operating results over the past three years:

                                      Relationship                     Period to Period
                                    to Total Revenue                  Increase(Decrease)
                                    ----------------                  ------------------
                             2004         2003         2002      2004 vs 2003    2003 vs 2002
---------------------------------------------------------------------------------------------
                        (As Restated) (As Restated)(As Restated)  (As Restated)  (As Restated)

Total revenue:               100.0%       100.0%      100.0%          8%              6%
Cost of goods sold            33.0         32.0        32.7          12               4
Gross profit                  67.0         68.0        67.3           7               7
Labor and other related
  expenses                    37.0         37.3        37.5           7               5
Other store operating
  expenses                    17.0         17.3        17.1           6               7
Store operating income        13.0         13.4        12.7           5              12
General and administrative     5.3          5.6         5.6           4               6
Operating income               7.7          7.8         7.1           6              17
Interest expense               0.4          0.4         0.3          (5)             31
Interest income                 --           --          --          --              --
Income before income taxes     7.3          7.4         6.8           7              16
Provision for income taxes     2.6          2.6         2.4           8              16
Net income                     4.7          4.8         4.4           6              16
=============================================================================================

     The Company recorded charges of $5,210 before taxes, during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 10 to the Company's Consolidated Financial Statements). The charge increased general and administrative expense in the Company's Consolidated Statement of Income in both dollars and as a percent of total revenue for the year ended July 30, 2004 by $5,210 and 0.2%, respectively.

Total Revenue

     The  following  table   highlights  the  components  of  total  revenue  by
percentage relationships to total revenue for the past three years:

                                                  2004     2003     2002
                                                  ----------------------
Net sales:

    Cracker Barrel restaurant                     66.1%    67.3%    67.8%
    Logan's company-operated                      13.4     12.4     11.6
                                                  ----     ----     ----
       Total restaurant                           79.5     79.7     79.4
    Cracker Barrel retail                         20.4     20.2     20.5
    --------------------------------------------------------------------
       Total net sales                            99.9     99.9     99.9
Franchise fees and royalties                       0.1      0.1      0.1
------------------------------------------------------------------------
  Total revenue                                  100.0%   100.0%   100.0%
========================================================================

     The following table highlights comparable store sales* results over the past two years:

                          Cracker Barrel                     Logan's
                         Period to Period                Period to Period
                        Increase(Decrease)                   Increase
                        ------------------                   --------
                   2004 vs 2003     2003 vs 2002    2004 vs 2003  2003 vs 2002
                   (445 Stores)     (430 Stores)    (83 Stores)    (71 Stores)
-----------------------------------------------------------------------------
Restaurant              2.0%            0.5%             4.8%          0.0%
Retail                  5.3            (0.4)              --            --
Restaurant & retail     2.8             0.3              4.8           0.0
=============================================================================
*Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on calendar weeks.

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

Other Store Operating Expenses

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 17.0%, 17.3% and 17.1% in 2004, 2003 and 2002, respectively. The year to year decrease from 2003 to 2004 was due to lower advertising and depreciation and higher menu pricing versus the prior year offset partially by higher losses on disposition of property and equipment versus the prior year. The increase from 2002 to 2003 was due to higher maintenance versus the prior year offset partially by higher menu pricing versus the prior year.

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

Liquidity and Capital Resources

     The following table presents a summary of the Company's cash flows for the last three years:

                                                2004         2003        2002
------------------------------------------------------------------------------
Net cash provided by operating activities     $200,365     $240,586   $196,277
Net cash used in investing activities         (143,666)    (118,953)   (90,879)
Net cash used in financing activities          (42,313)    (122,318)  (102,131)
------------------------------------------------------------------------------

Net increase (decrease) in cash
 and cash equivalents                         $ 14,386     $   (685)  $  3,267
==============================================================================

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

     The Company had negative working capital of $39,195 at July 30, 2004 versus negative working capital of $66,880 at August 1, 2003. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

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

Material Commitments

     For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding leases for advertising billboards, has been restated to conform the lease term to that used in the straight-line rent calculation as described in Note 2 to the Consolidated Financial Statements, and correct miscellaneous errors due to keying mistakes and summation errors, omission of certain leases and miscalculation of certain lease terms. Although the Company is not currently legally obligated for all optional renewal periods, this method was deemed appropriate under SFAS No. 13, "Accounting for Leases," to be consistent with the lease term used in the straight-line rent calculation.

         The Company's contractual cash obligations and commitments as of July 30, 2004, are summarized in the tables below:

                                                            Payments due by Year

                                                                        2006-         2008-           After
                                         Total          2005            2007          2009            2009
-------------------------------------------------------------------------------------------------------------
                                     (As Restated)  (As Restated)   (As Restated)  (As Restated)  (As Restated)

Convertible debt                      $  185,138          --               --            --          $185,138
Revolving credit facility                     --          --               --            --                --
-------------------------------------------------------------------------------------------------------------

Long-term Debt    (a)                    185,138          --               --            --           185,138
Operating lease base term and
exercised options - excluding
billboards (b)                           439,482     $30,174          $59,318       $59,068           290,922
Operating lease renewal periods
not yet exercised - excluding
billboard (c)                            284,057          --              563         1,498           281,996
Operating leases for billboards           39,489      20,218           19,162           109                --
Trade letters of credit                    7,497       7,497               --            --                --
Capital leases                               637         235              359            43                --
Purchase obligations (d)                 330,271     253,268           77,003            --                --
-------------------------------------------------------------------------------------------------------------
Total contractual cash
 obligations                          $1,286,571    $311,392         $156,405       $60,718          $758,056
=============================================================================================================

                                         Amount of Commitment Expirations by Year


                                                                       2006-          2008-         After
                                          Total        2005            2007           2009           2009
-------------------------------------------------------------------------------------------------------------
Revolving credit facility               $300,000          --              --       $300,000                --
Standby letters of credit                 17,830     $17,830              --             --                --
Guarantees (e)                             4,473         457            $913            913            $2,190
-------------------------------------------------------------------------------------------------------------

 Total commitments                      $322,303     $18,287            $913       $300,913            $2,190
=============================================================================================================

(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $185,138 balance is the accreted carrying value of the debt at July 30, 2004. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. Additionally, since the Company had no amounts outstanding under its variable rate Revolving Credit Facility as of July 30, 2004 interest is excluded from the contractual cash obligations table.
(b) Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13 (see Note 2).
(c) Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation, since at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options (see Note 2).
(d) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.

(e)Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.

 Critical Accounting Policies

     The Company prepares its Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 3 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its Consolidated Financial Statements.

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

Tax Provision

     The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position. The Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns for 1997 through 2001. On August 1, 2002 the Company reached a settlement with the IRS for these tax periods. Adjustments related primarily to temporary or timing differences. The settlement had no material effect on the Company's Consolidated Financial Statements. Additionally, the IRS has examined the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001. This examination was completed on July 21, 2003 resulting in no adjustment to the payroll taxes originally reported by the Company (see Note 8 to the Company's Consolidated Financial Statements).

Legal Proceedings

     As more fully discussed in Note 10 to the Consolidated Financial Statements, the Company's Cracker Barrel subsidiary, on September 8, 2004, agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed to by Cracker Barrel was $8,720 (including $3,500 accrued in the fourth quarter of 2001), in full satisfaction of all claims, including attorneys' fees and costs. The effects of this charge upon net income and earnings per share in both the fourth quarter of and the entire 2004 year are discussed above.

     The Company and its subsidiaries are party to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                           July 30,       August 1,
Assets                                      2004             2003
-------------------------------------------------------------------
                                        (As Restated,   (As Restated,
                                         see Note 2)     see Note 2)
Current Assets:
Cash and cash equivalents                $   28,775      $   14,389
Receivables                                   9,802           9,150
Inventories                                 141,820         136,020
Prepaid expenses                              8,369           8,932
Deferred income taxes                        14,274           7,568
-------------------------------------------------------------------
Total current assets                        203,040         176,059
-------------------------------------------------------------------

Property and Equipment:
Land                                        298,233         273,831
Buildings and improvements                  662,682         625,541
Buildings under capital leases                3,289           3,289
Restaurant and other equipment              315,512         331,065
Leasehold improvements                      193,859         164,937
Construction in progress                     28,739          19,268
-------------------------------------------------------------------
Total                                     1,502,314       1,417,931
Less:  Accumulated depreciation and
       amortization of capital leases       383,741         377,616
-------------------------------------------------------------------
Property and equipment - net              1,118,573       1,040,315
-------------------------------------------------------------------
Goodwill                                     93,724          93,724
Other Assets                                 20,367          17,067
-------------------------------------------------------------------
Total                                    $1,435,704      $1,327,165
===================================================================


Liabilities and Shareholders' Equity
-------------------------------------------------------------------
Current Liabilities:
Accounts payable                         $   53,295      $   82,172
Current maturities of long-term debt
  and other long-term obligations               189             100
Taxes withheld and accrued                   34,539          32,103
Income taxes payable                         18,571           8,177
Accrued employee compensation                49,466          50,153
Accrued employee benefits                    39,290          38,782
Deferred revenues                            19,347          15,634
Other accrued expenses                       27,538          15,818
-------------------------------------------------------------------
Total current liabilities                   242,235         242,939
-------------------------------------------------------------------
Long-term Debt                              185,138         186,730
-------------------------------------------------------------------
Other Long-term Obligations                  36,225          30,454
-------------------------------------------------------------------
Deferred Income Taxes                        98,770          77,680
-------------------------------------------------------------------

Commitments and Contingencies (Note 10)

Shareholders' Equity:
Preferred stock - 100,000,000 shares of
 $.01 par value authorized; no shares
 issued                                          --              --
Common stock - 400,000,000 shares of $.01
 par value authorized; 2004 - 48,769,368
 shares issued and outstanding; 2003 -
 47,872,542 shares issued and outstanding       488             479
Additional paid-in capital                   13,982              --
Retained earnings                           858,866         788,883
-------------------------------------------------------------------

Total shareholders' equity                  873,336         789,362
-------------------------------------------------------------------
Total                                    $1,435,704      $1,327,165
===================================================================

         See Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                   (In thousands except share data)
                                          Fiscal years ended

                                 July 30,     August 1,      August 2,
                                   2004          2003          2002
-----------------------------------------------------------------------
                               (As Restated, (As Restated, (As Restated,
                                see Note 2)    see Note 2)   see Note 2)

Total revenue                   $2,380,947    $2,198,182     $2,071,784
Cost of goods sold                 785,703       703,915        677,738
-----------------------------------------------------------------------
Gross profit                     1,595,244     1,494,267      1,394,046
-----------------------------------------------------------------------
Labor & other related expenses     880,617       819,957        777,617
Other store operating expenses     405,139       380,534        354,040
-----------------------------------------------------------------------
Store operating income             309,488       293,776        262,389
General and administrative         126,501       121,898        115,179
-----------------------------------------------------------------------
Operating income                   182,987       171,878        147,210
Interest expense                     8,444         8,892          6,769
Interest income                          5            73             --
-----------------------------------------------------------------------
Income before income taxes         174,548       163,059        140,441
Provision for income taxes          62,663        57,951         49,997
-----------------------------------------------------------------------
Net income                      $  111,885    $  105,108     $   90,444
=======================================================================
Net income per share - basic    $     2.29    $     2.13     $     1.67
=======================================================================
Net income per share - diluted  $     2.23    $     2.06     $     1.61
=======================================================================
Basic weighted average shares
  outstanding                   48,877,306    49,274,373     54,198,845
=======================================================================
Diluted weighted average shares
  Outstanding                   50,369,845    50,998,339     56,090,940
=======================================================================




                   See Notes to Consolidated Financial Statements.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                           (In thousands except share data)
                                                              Additional     Total
                                    Common Stock    Paid-In    Retained  Shareholders'
                                   Shares   Amount  Capital    Earnings     Equity
Balances at August 3, 2001
 (previously reported)           55,026,846  $550   $149,073  $696,485    $846,108
 Prior year adjustment
 (see Note 2)                            --    --         --    (2,768)     (2,768)
----------------------------------------------------------------------------------
Balances at August 3, 2001
 (As Restated, see Note 2)        55,026,846  550    149,073   693,717     843,340
 Cash dividends declared -
  $.020 per share                         --   --         --    (1,163)     (1,163)
 Exercise of stock options         2,878,567   29     53,074        --      53,103
 Tax benefit realized upon
  exercise of stock options               --   --      9,991        --       9,991
 Purchases and retirement of
  common stock                    (7,632,954) (76)  (212,138)   (4,620)   (216,834)
 Net income
 (As Restated, see Note 2)               --   --         --     90,444      90,444
----------------------------------------------------------------------------------
Balances at August 2, 2002
 (As Restated, see Note 2)        50,272,459  503         --   778,378     778,881
 Cash dividends declared -
  $.020 per share                         --   --         --    (1,043)     (1,043)
 Exercise of stock options         2,938,783   29     59,620        --      59,649
 Tax benefit realized upon
  exercise of stock options               --   --     13,399        --      13,399
 Purchases and retirement of
  common stock                    (5,338,700) (53)   (73,019)  (93,560)   (166,632)
 Net income
 (As Restated, see Note 2)                --   --         --   105,108     105,108
----------------------------------------------------------------------------------
Balances at August 1, 2003
 (As Restated, see Note 2)        47,872,542  479         --   788,883     789,362
 Cash dividends declared -
  $.33 per share                          --   --         --   (21,556)    (21,556)
 Exercise of stock options         2,666,126   27     50,183        --      50,210
 Tax benefit realized upon
  exercise of stock options               --   --     12,641        --      12,641
 Purchases and retirement of
  common stock                    (1,769,300) (18)   (48,842)  (20,346)    (69,206)
 Net income
 (As Restated, see Note 2)                --   --         --   111,885     111,885
----------------------------------------------------------------------------------
Balances at July 30, 2004
 (As Restated, see Note 2)        48,769,368 $488   $ 13,982  $858,866    $873,336
==================================================================================

                 See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           (In thousands)
                                                         Fiscal years ended

                                                  July 30,    August 1,    August 2,
                                                   2004         2003         2002
------------------------------------------------------------------------------------
                                                    (As         (As          (As
                                                 Restated,    Restated,    Restated,
                                                see Note 2)  see Note 2)  see Note 2)
Cash flows from operating activities:
  Net income                                      $111,885    $105,108     $ 90,444
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                  63,868      64,376       62,759
     Loss (gain) on disposition of property
       and equipment                                 3,334         903         (781)
     Accretion on zero-coupon contingently
       convertible senior notes                      5,408       5,254        1,720
     Tax benefit realized upon
       exercise of stock options                    12,641      13,399        9,991
   Changes in assets and liabilities:
     Receivables                                      (652)       (691)        2,281
     Inventories                                    (5,800)    (11,327)      (8,103)
     Prepaid expenses                                  563       2,792       (2,161)
     Other assets                                   (4,863)     (3,136)        (813)
     Accounts payable                              (28,877)      8,366       17,108
     Taxes withheld and accrued                      2,436       3,422       (1,153)
     Income taxes payable                           10,394      (7,349)      (3,891)
     Accrued employee compensation                    (687)      6,691        7,169
     Accrued employee benefits                         508       5,361        7,871
     Deferred revenues                               3,712       2,673        3,921
     Other accrued expenses                          6,356         928        1,848
     Other long-term obligations                     5,755       4,562        6,322
     Deferred income taxes                          14,384      39,254        1,745
-----------------------------------------------------------------------------------
  Net cash provided by
    operating activities                           200,365     240,586      196,277
-----------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and
    equipment                                    (144,611)    (120,921)     (96,692)
  Proceeds from sale of property and
    equipment                                         945        1,968        5,813
-----------------------------------------------------------------------------------
  Net cash used in investing activities          (143,666)    (118,953)     (90,879)
-----------------------------------------------------------------------------------







Cash flows from financing activities:
  Proceeds from issuance of long-term debt        150,000      353,200      591,756
  Proceeds from exercise of stock options          50,210       59,649       53,103
  Principal payments under
   long-term debt and other
   long-term obligations                         (157,125)    (366,287)    (524,140)
  Purchases and retirement of common stock        (69,206)    (166,632)    (216,834)
  Deferred financing costs                             (1)      (1,205)      (4,853)
  Dividends on common stock                       (16,191)      (1,043)      (1,163)
-----------------------------------------------------------------------------------
  Net cash used in financing activities           (42,313)    (122,318)    (102,131)
-----------------------------------------------------------------------------------
  Net increase (decrease) in cash
   and cash equivalents                            14,386         (685)       3,267
  Cash and cash equivalents,
   beginning of year                               14,389       15,074       11,807
-----------------------------------------------------------------------------------
  Cash and cash equivalents,
   end of year                                   $ 28,775     $ 14,389     $ 15,074
===================================================================================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
    Interest                                     $  1,108     $  1,604     $  4,839
    Income taxes                                   26,501       15,229       43,340

















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

2. Restatement of Financial Statements
     On February 17, 2005, the Company announced that it was restating certain prior financial results because of changes it made in the way it accounted for leases. The decision to restate was made following a review of its accounting policies that was prompted by views expressed on February 7, 2005 by the staff of the SEC (and similar restatements by numerous other companies in the restaurant, retail and other industries) that indicated that the manner in which the Company had been accounting for leases needed to be corrected.
     Prior to this review, the Company had believed that its accounting was consistent with generally accepted accounting principles. For purposes of recognizing rental expense, the Company had historically averaged its lease payments over the base term of the lease, excluding the optional renewal periods and initial build-out periods, during which it typically has not been required to make lease payments. For purposes of depreciating leasehold improvements, the Company had historically amortized the amounts over a longer period, including both the base term of the lease and the optional renewal periods.
     The Company has now determined that the period in which rental expense is recognized on a straight-line, or average, basis should include any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period will be consistent with the period over which leasehold improvements are amortized.
     As a result, the Company has restated its historical consolidated financial statements for years ended July 30, 2004, August 1, 2003 and August 2, 2002. These effects are summarized below:

                                                                      CBRL GROUP, INC.
                                                              CONSOLIDATED STATEMENT OF INCOME
                                                             (In thousands, except share data)


                                                         Income                                            Basic         Diluted
                                                         before                  Basic net    Diluted     weighted      weighted
                                 Total     Operating     income                 income per   net income    average       average
                                Revenue      income      taxes    Net income      share      per share     shares        shares
                                -------      ------      -----    ----------      -----      --------      ------        ------
Year Ended July 30, 2004
  As Previously Reported       $2,380,947   $185,136    $176,697     $113,262      $2.32        $2.25    48,877,306     50,369,845
   Lease Adjustment                    --     (2,149)     (2,149)      (1,377)     (0.03)       (0.02)           --             --
                               ----------   --------    --------     --------      -----        -----    ----------     ----------
   As Restated                 $2,380,947   $182,987    $174,548     $111,885      $2.29        $2.23    48,877,306     50,369,845
                               ==========   ========    ========     ========      =====        =====    ==========     ==========

Year Ended August 1, 2003
  As Previously Reported       $2,198,182   $174,081    $165,262     $106,529      $2.16        $2.09    49,274,373     50,998,339
  Lease Adjustment                     --     (2,203)     (2,203)      (1,421)     (0.03)       (0.03)           --             --
                               ----------   --------    --------     --------      -----       ------    ----------     ----------
   As Restated                 $2,198,182   $171,878    $163,059     $105,108      $2.13        $2.06    49,274,373     50,998,339
                               ==========   ========    ========     ========      =====        =====    ==========     ==========

Year Ended August 2, 2002
   As Previously Reported      $2,071,784   $149,300    $142,531     $ 91,789      $1.69        $1.64    54,198,845     56,090,940
   Lease Adjustment                    --     (2,090)     (2,090)      (1,345)     (0.02)       (0.03)           --             --
                               ----------   --------    --------     --------      -----        -----    ----------     ----------
   As Restated                 $2,071,784   $147,210    $140,441     $ 90,444      $1.67        $1.61    54,198,845     56,090,940
                               ==========   ========    ========     ========      =====        =====    ==========     ==========



                                                             CBRL GROUP, INC.
                                                        CONSOLIDATED BALANCE SHEET
                                                              (In thousands)

                                   July 30,                      July 30,           August 1,                      August 1,
                                      2004                         2004               2003                           2003
                                      ----                         ----               ----                           ----
                                (As Previously      Lease                        (As Previously     Lease
                                   Reported)      Adjustment   (As Restated)         Reported)    Adjustment    (As Restated)
ASSETS
   Total current assets           $  203,040       $    --      $  203,040        $  176,059       $    --       $  176,059
   Net property and equipment      1,118,573            --       1,118,573         1,040,315            --        1,040,315
   Total other assets                113,249           842         114,091           109,949           842          110,791
                                  ----------       -------      ----------        ----------       -------       ----------
   Total assets                   $1,434,862       $   842      $1,435,704        $1,326,323       $   842       $1,327,165
                                  ==========       =======      ==========        ==========       =======       ==========

LIABILITIES AND SHAREHOLDERS'
EQUITY
  Total current liabilities       $  246,782       $(4,547)     $  242,235        $  246,714       $(3,775)      $  242,939
  Long-term debt                     185,138            --         185,138           186,730            --          186,730
  Other long-term obligations        122,695        12,300         134,995            97,983        10,151          108,134
  Total shareholders' equity         880,247        (6,911)        873,336           794,896        (5,534)         789,362
                                  ----------        ------      ----------        ----------        ------       ----------
  Total liabilities and
    shareholders' equity          $1,434,862       $   842      $1,435,704        $1,326,323        $  842       $1,327,165
                                  ==========       =======      ==========        ==========        ======       ==========

     Certain amounts and disclosures in Notes 3, 8, 10 and 13 have been restated to reflect the restatement adjustments described above. The restatement adjustments did not affect net cash provided by or used in operating, investing or financing activities.

3. Summary Of Significant Accounting Policies
     GAAP - The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.
     Principles of consolidation - The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
     Financial instruments - The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 30, 2004, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes (the "Notes") in long-term debt at July 30, 2004 were $185,138 and $194,671, respectively. The fair value of the Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 30, 2004.
     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories - Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.
     Start-up costs - Start-up costs of a new store are expensed when incurred. Property and equipment - Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

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
-------------------------------------------------------------------------------

     Depreciation expense was $62,304, $62,552 and $61,883 for 2004, 2003 and 2002, respectively. Accelerated depreciation methods are generally used for income tax purposes.
     Capitalized interest was $615, $463 and $364 for 2004, 2003 and 2002, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance  and repairs,  including the  replacement  of minor items,  are
charged  to  expense,   and  major  additions  to  property  and  equipment  are
capitalized.
     Impairment of long-lived assets - The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell.
     Operating leases - The Company has ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. In accordance with FASB Technical Bulletin ("FTB") No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain of the renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.
     Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation in accordance with FTB No. 88-1, "Issues Relating to Accounting for Leases." Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.
     Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when sales have been achieved in amounts in excess of the specified levels.
     The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation. The Company uses a lease life that extends through certain of the renewal periods that can be exercised at the Company's option.
     Advertising - The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $38,442, $39,782 and $37,423 for 2004, 2003 and 2002, respectively.
     Insurance - The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $250 for workers' compensation and general liability insurance prior to 2003, but has increased this amount to $500 for 2003 and $1,000 for certain coverages for 2004 going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these insurance programs.

     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan's in 1999. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002 and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside expert in the second quarters of 2003 and 2004, and concluded that there was no current indication of impairment. This annual assessment is performed in the second quarter of each year. Additionally, an assessment is performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
     Revenue recognition - The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.
     Deferred revenue - Unredeemed gift certificates and cards represent the Company's only liability related to unearned income and are recorded at their expected redemption value. When gift certificates and cards are redeemed, the Company recognizes revenue and reduces the liability.
     Income taxes - Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 8).
     Net income per share - Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. The Notes had no effect on diluted shares in 2004, 2003 or 2002, since none of the contingencies that would allow conversion had occurred (see Note 5). Outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects reflected in diluted weighted average shares.
     Comprehensive income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2004, 2003 and 2002 is equal to net income as reported.

     Stock-based compensation - The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," (see Note
7) and below is providing disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB Opinion No. 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table represents the amortization of restricted stock grants to three executive officers of the Company.
     Had the Company used the alternative fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated in the following table:

                                                          2004            2003           2002
                                                          ----            ----           ----
                                                     (As Restated,   (As Restated,  (As Restated,
                                                       see Note 2)     see Note 2)    see Note 2)

Net income - as reported                                $111,885        $105,108        $90,444
Add:  Total stock-based employee
  compensation included in reported
  net income, net of related tax effects                      74             298            397
Deduct:  Total stock-based compensation
  expense determined under fair-value based
  method for all awards, net of tax effects               (10,900)       (11,496)       (12,709)
                                                         --------       --------        -------
Pro forma, net income                                    $101,059       $ 93,910        $78,132
                                                         ========       ========        =======

Net income per share:
Basic - as reported                                         $2.29          $2.13          $1.67
                                                             ====           ====           ====
Basic - pro forma                                            2.07           1.91           1.44
                                                             ====           ====           ====

Diluted - as reported                                        2.23           2.06           1.61
                                                             ====           ====           ====
Diluted - pro forma                                          2.01           1.84           1.39
                                                             ====           ====           ====

     Segment Reporting - The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 9).
     Derivative instruments and hedging activities - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," in 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. During 2004, 2003 and 2002, the Company had no derivative financial instruments that required fair value accounting treatment.
     The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative financial instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company reviews these derivative financial instruments on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.

     The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 10 and 12).
     Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and generally are unpredictable. Changes in commodity prices would affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company as occurred in 2004. Some of the Company's purchase contracts are used to hedge commodity prices and may contain features that could be classified as derivative financial instruments under SFAS Nos. 133, 137, 138 and 149. However, these features that could be classified as derivative financial instruments are exempt from fair value accounting based on the normal purchases exemption.
     Use of estimates - Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.
     Reclassifications - Certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the classifications used in 2004. The balance sheet at August 1, 2003 and the cash flow statement for 2003 and 2002 reflect certain reclassifications that increased receivables and decreased prepaid expenses.

4.  Inventories
     Inventories were composed of the following at:

                                                       July 30,       August 1,
                                                         2004            2003
------------------------------------------------------------------------------
Retail                                                $104,148        $101,955
Restaurant                                              19,800          17,091
Supplies                                                17,872          16,974
------------------------------------------------------------------------------
Total                                                 $141,820        $136,020
==============================================================================

5.  Debt
     Long-term debt consisted of the following at:

                                                            July 30,   August 1,
                                                              2004       2003
--------------------------------------------------------------------------------
$300,000 Revolving Credit Facility payable on or before
  February 21, 2008 (rate at 2.36% at August 1, 2003)      $     --     $  7,000
3.0% Zero-Coupon Contingently Convertible Senior
 Notes payable on or before April 2, 2032                   185,138      179,730
--------------------------------------------------------------------------------
Long-term debt                                             $185,138     $186,730
================================================================================

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

Year
--------------------------------------------------------------------------------
2005                                                                          --
2006                                                                          --
2007                                                                          --
2008                                                                          --
2009                                                                          --
2010 and thereafter                                                     $185,138
--------------------------------------------------------------------------------
Total                                                                   $185,138
================================================================================

6.  Common Stock
     During 2000 two executive officers were granted, respectively, 20,000 and 19,000 restricted shares of the Company's common stock that were to vest over five years. In 2002 one executive officer was granted 48,000 restricted shares of the Company's common stock that were to vest over three years, subject to certain early vesting provisions which did occur and resulted in early vesting at the end of 2003. In 2004, one executive officer was granted 7,500 restricted shares which will vest one-third each year starting three years from the date of the grant. The executive officer granted 19,000 restricted shares in 2000 left the company in 2003 and forfeited 9,500 restricted shares. The Company's compensation expense, net of forfeitures, for these restricted shares was $116, $462 and $616 in 2004, 2003 and 2002, respectively.

7.  Stock Compensation Plans
     The Company's employee compensation plans are administered by the Compensation and Stock Option Committee (the "Committee") of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.
     On September 26, 2002, the Board approved the CBRL Group 2002 Omnibus Incentive Compensation Plan ("Omnibus Plan") for all employees and non-employee directors of the Company. That Omnibus Plan was subsequently approved by shareholders at the Company's 2002 Annual Shareholders Meeting. The Omnibus Plan allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the Annual Shareholders Meeting an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between the Annual Shareholders Meeting and July 31 of the next year receive an option to purchase 5,000 shares of the Company's common stock with an option price per share of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, expiring ten years from the date of grant and are non-transferable. At July 30, 2004, there were 2,108,515 shares of the Company's common stock reserved for issuance under the Omnibus Plan.
     On May 25, 2000, the Board approved the CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") for employees who are not officers or directors of the Company. The Employee Plan allows the Committee to grant options to purchase an aggregate of 4,750,000 shares of the Company's common stock. The option price per share under the Employee Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Employee Plan become exercisable each year on a cumulative basis at a rate of 33% of the total shares covered by the option beginning one year from the date of grant, to expire ten years from the date of grant and are non-transferable. At July 30, 2004, there were 159,428 shares of the Company's common stock reserved for issuance under the Employee Plan.
     The Company also has an Amended and Restated Stock Option Plan (the "Plan") that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At July 30, 2004, there were 1,519,603 shares of the Company's common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable. Beginning in 2000, a long-term incentive award was granted to certain officers, which included stock options. The options granted under this award would vest at the end of five years after the grant (subject to earlier vesting upon accomplishments of specified Company performance goals) and are non-transferable. As of August 1, 2003, options to purchase 261,826 shares of the Company's common stock vested early and options to purchase 255,050 shares vested on July 30, 2004 under the long-term incentive award. The options have a six-month life following confirmation of vesting by the Committee.

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

     A summary of the status of the Company's stock option plans for 2004, 2003 and 2002, and changes during those years follows:

(Shares in thousands)      2004                2003                2002
-----------------------------------------------------------------------------
                              Weighted-          Weighted-           Weighted-
                               Average            Average             Average
Fixed Options         Shares   Price      Shares   Price     Shares   Price
-----------------------------------------------------------------------------

Outstanding at
 beginning of year     7,599   $20.73      9,504   $20.23   10,504    $19.77
Granted                1,146    38.35      1,907    23.85    2,506     20.13
Exercised             (2,634)   19.68     (2,922)   20.90   (2,869)    18.67
Forfeited or canceled   (294)   23.76       (890)   21.54     (637)    19.33
                       -----               -----             -----
Outstanding at
 end of year           5,817    24.52      7,599    20.73    9,504     20.23
                       =====               =====             =====
Options exercisable
 at year-end           3,011    20.62      3,696    20.69    5,148     22.58
Weighted-average fair
 value per share of
 options granted
 during the year               $14.14              $10.20              $ 9.46
-----------------------------------------------------------------------------

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

     The following table summarizes information about fixed stock options outstanding at July 30, 2004:

(Shares in thousands)
                           Options Outstanding                    Options Exercisable
----------------------------------------------------------------------------------------

                    Number    Weighted-Average   Weighted-        Number     Weighted-
    Range of     Outstanding     Remaining        Average      Exercisable    Average
Exercise Prices  at 7/30/04  Contractual Life  Exercise Price  at 7/30/04  Exercise Price
----------------------------------------------------------------------------------------
$ 5.09 - 10.00        38            1.93         $ 7.63             38         $ 7.63
 10.01 - 20.00     1,186            5.50          14.94          1,186          14.94
 20.01 - 30.00     3,181            6.45          22.83          1,495          23.38
 30.01 - 40.00       970            7.37          35.28            292          31.28
 40.01 - 41.25       442            9.32          40.26             --             --
                   -----                                         -----
$ 5.09 - 41.25     5,817            5.89          24.52          3,011          20.62
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

8.  Income Taxes
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     Significant   components  of  the  Company's  net  deferred  tax  liability consisted of the following at:
                                                          July 30,     August 1,
                                                            2004         2003
------------------------------------------------------------------------------
 Deferred tax assets:
    Financial accruals without
     economic performance                                 $24,818      $20,252
    Other                                                   3,637        8,284
 -----------------------------------------------------------------------------
      Deferred tax assets                                  28,455       28,536
 -----------------------------------------------------------------------------

 Deferred tax liabilities:
    Excess tax depreciation over book                      89,627       72,846
    Other                                                  23,324       25,802
 -----------------------------------------------------------------------------
      Deferred tax liabilities                            112,951       98,648
 -----------------------------------------------------------------------------
 Net deferred tax liability                              $ 84,496      $70,112
 =============================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 2004 and August 1, 2003, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
     The components of the provision for income taxes for each of the three years were as follows:

                                       2004           2003            2002
 ----------------------------------------------------------------------------
                                   (As Restated,  (As Restated,   (As Restated,
                                     see Note 2)    see Note 2)     see Note 2)
 Current:
   Federal                            $44,006        $17,214         $45,223
   State                                4,273          1,483           3,029
 Deferred                              14,384         39,254           1,745
 ----------------------------------------------------------------------------
 Total income tax provision           $62,663        $57,951         $49,997
 ============================================================================

     A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                          2004           2003          2002
 ------------------------------------------------------------------------------
                                      (As Restated,  (As Restated, (As Restated,
                                        see Note 2)    see Note 2)   see Note 2)
 Provision computed at federal
  statutory income tax rate               $61,092        $57,071       $49,154
 State and local income taxes,
  net of federal benefit                    5,578          4,399         4,622
 Employer tax credits for FICA taxes
  paid on employee tip income              (4,781)        (4,323)       (3,875)
 Other-net                                    774            804            96
 -----------------------------------------------------------------------------
 Total income tax provision               $62,663        $57,951       $49,997
 =============================================================================

     The Internal Revenue Service ("IRS") has completed its examinations of the Company's federal income tax returns for 1997 through 2001. Additionally, the IRS has completed its examinations of the Company's federal payroll tax filings for the calendar years ended December 31, 1997 through December 31, 2001.

 9.  Segment Information
     Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Likewise, Logan's units are restaurant operations with investment criteria and economic and operating characteristics similar to those of Cracker Barrel. The chief operating decision makers regularly evaluate the Cracker Barrel and Logan's restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States. The following data are presented in accordance with SFAS No. 131 for all periods presented.

                                      2004              2003             2002
--------------------------------------------------------------------------------
Net sales in Company-Owned stores:
  Restaurant                      $1,892,487        $1,753,361        $1,645,696
  Retail                             486,433           443,397           424,949
--------------------------------------------------------------------------------
    Total net sales                2,378,920         2,196,758         2,070,645
--------------------------------------------------------------------------------
Franchise fees and royalties           2,027             1,424             1,139
--------------------------------------------------------------------------------
  Total revenue                   $2,380,947        $2,198,182        $2,071,784
================================================================================

10.  Commitments and Contingencies
     On September 8, 2004, Cracker Barrel agreed in principle to settle certain litigation alleging violations of the Fair Labor Standards Act as well as allegations of discrimination in employment and public accommodations. The total payment agreed by Cracker Barrel was $8,720 (including $3,500 accrued in 2001), in full satisfaction of all claims, including attorneys' fees and costs.
     The Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.
     The Company makes trade commitments in the course of its normal operations. As of July 30, 2004 the Company was contingently liable for approximately $7,497 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of three months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of July 30, 2004, the Company had $17,830 of standby letters of credit related to workers' compensation and commercial general liability insurance. All standby letters of credit are renewable annually.
     The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 9.2 years with annual lease payments of $361. The Company's performance is required only if the assignee fails to perform the obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.
     The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party more than one year ago. The operating lease has a remaining life of approximately 12.2 years with annual lease payments of $96. The Company's performance is required only if the sublessee fails to perform the obligations as lessee. The Company has a liability of $447 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.
     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

     As of July 30, 2004, the Company operated 141 Cracker Barrel stores and 51 Logan's Roadhouse restaurants from leased facilities and also leased certain land and advertising billboards (see Note 12). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

     The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 30, 2004:

Year
--------------------------------------------------------------------------------
2005                                                                        $235
2006                                                                         235
2007                                                                         124
2008                                                                          43
2009                                                                          --
--------------------------------------------------------------------------------
Total minimum lease payments                                                 637
Less amount representing interest                                             81
--------------------------------------------------------------------------------
Present value of minimum lease payments                                      556
Less current portion                                                         189
--------------------------------------------------------------------------------
Long-term portion of capital lease obligations                              $367
================================================================================

     For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding leases for advertising billboards, has been restated to conform the lease term to that used in the straight-line rent calculation as described in Note 2, and correct miscellaneous errors due to keying mistakes and summation errors, omission of certain leases and miscalculation of certain lease terms.

     The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of July 30, 2004. Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

                  Base term and             Renewal periods
Year            exercised options*        not yet exercised**          Total
-------------------------------------------------------------------------------
                  (As Restated,              (As Restated,          As Restated,
                    see Note 2)                see Note 2)          see Note 2)

2005                  $30,174                  $     --              $ 30,174
2006                   29,741                       206                29,947
2007                   29,577                       357                29,934
2008                   29,578                       612                30,190
2009                   29,490                       886                30,376
Later years           290,922                   281,996               572,918
-------------------------------------------------------------------------------
Total                 $439,482                 $284,057              $723,539
===============================================================================
*Includes base terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13 (see
Note 2).
**Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation. Such optional renewal periods are included because it is reasonably assured by the Company that it will exercise such renewal options (see Note 2).

     The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 30, 2004:

Year
-----------------------------------------------------------------------------
2005                                                                  $20,218
2006                                                                   13,604
2007                                                                    5,558
2008                                                                      109
-----------------------------------------------------------------------------
Total                                                                 $39,489
=============================================================================

     Rent expense under operating leases, excluding leases for advertising billboards are recognized on a straight-line, or average, basis and include any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized. Rent Expense for each of the three years was:

                                  Minimum         Contingent          Total
-------------------------------------------------------------------------------
                               (As Restated,    (As Restated,     (As Restated,
                                see Note 2)      see Note 2)       see Note 2)

2004                              $33,111            $852            $33,963
2003                               31,084             753             31,837
2002                               28,248             776             29,024
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

11.  Employee Savings Plans

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

12.  Sale-Leaseback

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

13. Quarterly Financial Data (Unaudited)

     Quarterly financial data for 2004 and 2003 are summarized as follows:

                                                       1st Quarter                                    1st Quarter
                                                       -----------                                    -----------
                                                     (As Previously              Lease               (As Restated,
                                                        Reported)             Adjustment              see Note 2)
2004
Total revenue                                           $576,365                   --                   $576,365
Gross profit                                             390,465                   --                    390,465
Income before income taxes                                43,794                 (481)                    43,313
Net income                                                28,160                 (309)                    27,851
Net income per share - basic                               $0.59                (0.01)                     $0.58
Net income per share - diluted                             $0.56                (0.01)                     $0.55
----------------------------------------------------------------------------------------------------------------
2003
Total revenue                                           $527,539                   --                   $527,539
Gross profit                                             361,574                   --                    361,574
Income before income taxes                                35,635                 (638)                    34,997
Net income                                                22,985                 (412)                    22,573
Net income per share - basic                               $0.46                (0.01)                     $0.45
Net income per share - diluted                             $0.45                (0.01)                     $0.44
----------------------------------------------------------------------------------------------------------------

                                                       2nd Quarter                                    2nd Quarter
                                                       -----------                                    -----------
                                                     (As Previously              Lease               (As Restated,
                                                        Reported)             Adjustment              see Note 2)
2004
Total revenue                                           $612,801                   --                   $612,801
Gross profit                                             399,274                   --                    399,274
Income before income taxes                                45,381                 (553)                    44,828
Net income                                                29,001                 (353)                    28,648
Net income per share - basic                               $0.59                (0.01)                     $0.58
Net income per share - diluted                             $0.57                (0.01)                     $0.56
----------------------------------------------------------------------------------------------------------------
2003
Total revenue                                           $563,119                   --                   $563,119
Gross profit                                             373,007                   --                    373,007
Income before income taxes                                38,181                 (583)                    37,598
Net income                                                24,626                 (376)                    24,250
Net income per share - basic                               $0.50                (0.01)                     $0.49
Net income per share - diluted                             $0.48                (0.01)                     $0.47
----------------------------------------------------------------------------------------------------------------

                                                       3rd Quarter                                    3rd Quarter
                                                       -----------                                    -----------
                                                     (As Previously              Lease               (As Restated,
                                                        Reported)             Adjustment              see Note 2)
2004
Total revenue                                           $584,282                   --                   $584,282
Gross profit                                             393,564                   --                    393,564
Income before income taxes                                40,845                 (572)                    40,273
Net income                                                26,182                 (367)                    25,815
Net income per share - basic                               $0.53                   --                      $0.53
Net income per share - diluted                             $0.52                (0.01)                     $0.51
----------------------------------------------------------------------------------------------------------------
2003
Total revenue                                           $527,189                   --                   $527,189
Gross profit                                             361,811                   --                    361,811
Income before income taxes                                36,277                 (517)                    35,760
Net income                                                23,399                 (333)                    23,066
Net income per share - basic                               $0.48                (0.01)                     $0.47
Net income per share - diluted                             $0.46                (0.01)                     $0.45
----------------------------------------------------------------------------------------------------------------

                                                       4th Quarter                                    4th Quarter*
                                                       -----------                                    ------------
                                                     (As Previously              Lease               (As Restated,
                                                        Reported)             Adjustment               see Note 2)
2004
Total revenue                                           $607,499                   --                   $607,499
Gross profit                                             411,941                   --                    411,941
Income before income taxes                                46,677                 (543)                    46,134
Net income                                                29,919                 (348)                    29,571
Net income per share - basic                               $0.61                   --                      $0.61
Net income per share - diluted                             $0.60                (0.01)                     $0.59
----------------------------------------------------------------------------------------------------------------
2003
Total revenue                                           $580,335                   --                   $580,335
Gross profit                                             397,875                   --                    397,875
Income before income taxes                                55,169                 (465)                    54,704
Net income                                                35,519                 (300)                    35,219
Net income per share - basic                               $0.74                (0.01)                     $0.73
Net income per share - diluted                             $0.70                   --                      $0.70
----------------------------------------------------------------------------------------------------------------

*The Company recorded charges of $5,210 before taxes during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 10).

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

As discussed in Note 2, the accompanying consolidated financial statements have been restated.

/s/Deloitte & Touche LLP

Nashville, Tennessee
September 23, 2004 (March 30, 2005 as to the effects of the restatement discussed in Note 2)