Form 10-K, Exhibit 13
period 2005-07-29
CBRL GROUP INC
filed 2005-09-26
CIK 1067294

Exhibit 13


CBRL Group, Inc.
Selected Financial Data

                                                                     (Dollars in thousands except share data)
                                                                        For each of the fiscal years ended

                                           July 29,           July 30,           August 1,          August 2,         August 3,
                                             2005              2004(c)             2003                2002         2001 (d)(e)(f)
                                        --------------------------------------------------------------------------------------------
Selected Income Statement Data:
Total revenue                            $2,567,548          $2,380,947         $2,198,182        $2,071,784        $1,967,998
Net income                                  126,640             111,885            105,108            90,444            48,550
Net income per share:
          Basic                                2.65                2.29               2.13              1.67              0.86
          Diluted                              2.45                2.12               1.97              1.59              0.85
Dividends paid per share(a)                 $  0.47             $  0.33           $   0.02          $   0.02          $   0.02

As Percent of Revenues:
Cost of goods sold                             33.0%               33.0%              32.0%             32.7%             33.8%
Labor and related expenses                     36.6                37.0               37.3              37.5              37.2
Other store operating expenses                 17.4                17.0               17.3              17.1              18.2
Store operating income                         13.0                13.0               13.4              12.7              10.8
General and administrative
  expenses                                      5.1                 5.3                5.6               5.6               5.2
Operating Income                                7.9                 7.7                7.8               7.1               4.9
Income before income taxes                      7.5                 7.3                7.4               6.8               4.2
Memo:  Depreciation and
  amortization                                  2.6                 2.7                2.9               3.0               3.3

Selected Balance Sheet Data:
Working capital (deficit)                $ (104,862)          $ (39,195)         $ (66,880)        $ (51,252)        $ (34,701)
Total assets                              1,533,272           1,435,704          1,327,165         1,264,673         1,213,797
Long-term debt                              212,218             185,138            186,730           194,476           125,000
Other long-term obligations                  48,411              36,225             30,454            25,992            19,697
Shareholders' equity                        869,988             873,336            789,362           778,881           843,340

Selected Cash Flow Data:
Cash provided by operating activities     $ 279,903           $ 200,365          $ 240,586         $ 196,277         $ 147,859
Purchase of property and equipment          171,447             144,611            120,921            96,692            91,439
Share repurchases                           159,328              69,206            166,632           216,834            36,444

Selected Other Data:
Common Shares outstanding at
    end of year                          46,619,803          48,769,368         47,872,542        50,272,459        55,026,846
Stores Open at End of Year:
           Cracker Barrel                       529                 504                480               457               437
           Logan's company-operated             124                 107                 96                84                75
           Logan's franchised                    23                  20                 16                12                 8

Comparable Store Sales(b):
Average Unit Annual Sales:
    Cracker Barrel restaurant              $  3,313             $ 3,217            $ 3,157           $ 3,150          $  3,082
    Cracker Barrel retail                       955                 988                939               945               946
    Memo: Cracker Barrel number of
       stores in comparable base                466                 445                430               414               376
    Logan's company-operated               $  3,160             $ 3,040            $ 2,915           $ 2,959           $ 3,041
    Memo: Logan's number of restaurants
       in comparable base                        93                  83                 71                59                40
Period to period increase (decrease)
    in comparable store sales:
     Cracker Barrel restaurant                  3.1 %               2.0%               0.5 %             5.3%              4.6%
     Cracker Barrel retail                     (2.7)                5.3               (0.4)              2.3               1.1
     Logan's company-operated                   3.4                 4.8                0.0               2.4              (1.1)

(a) On September 23, 2004, the Company's Board of Directors (the "Board") increased the quarterly dividend to $0.12 per share per quarter (an annual equivalent of $0.48 per share). During 2005, the Company paid such dividends of $0.12 per share during the second, third and fourth quarters of 2005. Additionally, on September 22, 2005, the Board declared a dividend of $0.13 per share payable on November 8, 2005 to shareholders of record on October 14, 2005. This dividend reflects an 8.3% increase from the previous quarterly dividend.
(b) Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. Average unit volumes are normalized to 52 weeks for fiscal 2001.
(c) Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company's Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") subsidiary (see Note 10 to the Company's Consolidated Financial Statements).
(d) Includes charges of $33,063 before taxes, principally as a result of exiting the Carmine Giardini's Gourmet Market(TM) business and closing four Cracker Barrel units and three Logan's Roadhouse restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act, which was later settled as part of the item noted in
     (c) above.
(e) The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002.
(f) Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

                                 Fiscal Year 2005                                                Fiscal Year 2004
                              Prices                                                         Prices
                  ------------------------------- Dividends                       -------------------------------  Dividends
                       High            Low          Paid                               High            Low           Paid
--------------------------------------------------------------------------------------------------------------------------------
First                $37.09          $30.00           $0.11                           $39.02          $32.25             -
Second                43.14           36.08            0.12                            42.07           36.61           $0.11
Third                 44.60           38.38            0.12                            41.24           37.09            0.11
Fourth                42.12           37.75            0.12                            38.11           30.55            0.11
--------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended July 29, 2005, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: the effects of uncertain consumer confidence, higher costs for energy, mortgage or other consumer debt payments, or general or regional economic weakness on sales and customer travel, discretionary income or personal expenditure activity; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise; competitive marketing and operational initiatives; the ability of the Company to sustain or the effects of plans intended to improve operational execution and performance; the effects of plans intended to promote or protect the Company's brands and products; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; the ability of the Company to open and operate new locations successfully; changes in foreign exchange rates affecting the Company's future retail inventory purchases; commodity, workers' compensation, group health and utility price changes; changes in building materials and construction costs; consumer behavior based on negative publicity or concerns over nutritional or safety aspects of the Company's products or restaurant food in general; changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting, tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; practical or psychological effects of terrorist acts or war and military or government responses; the ability of and cost to the Company to recruit, train, and retain qualified hourly and management employees; changes in interest rates affecting the Company's financing costs; disruptions to the company's restaurant or retail supply chain; the actual results of pending, future or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities; implementation of new or changes in interpretation of existing accounting principles generally accepted in the United States of America ("GAAP"); effectiveness of internal controls over financial reporting; changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; and other factors described from time to time in the Company's filings with the SEC, press releases, and other communications.

     All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company's fiscal year or quarter unless otherwise noted.

EXECUTIVE OVERVIEW

     CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store(R) ("Cracker Barrel") and Logan's Roadhouse(R) ("Logan's") restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at cbrlgroup.com.

     We are in the business of delivering excellent guest dining experiences, and we strive to do that in 41 states at more than 650 company-owned and 23 franchised units. While each restaurant concept offers its own unique atmosphere and an array of distinct menu items, both are equally committed to executing outstanding guest service while focusing on delivery of high quality products at affordable prices. During 2005 we served approximately 212 million meals in Cracker Barrel and approximately 30 million meals in Logan's.

Restaurant Industry

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

     Additionally, seasonal, economic and weather conditions also affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter. While retail sales in Cracker Barrel are made substantially to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season. A rapid increase in gasoline and energy prices that began in 2004, continued in 2005, and apparently exacerbated by disruptions from hurricanes in 2006, appears to have affected consumer discretionary income and dining out habits. Severe weather can and has affected sales adversely from time to time.

Key Performance Indicators

     Management uses a number of key performance measures to evaluate the Company's operational and financial performance, including the following:

     Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores as the impact of new store openings is excluded.

     Percentage of restaurant sales by day-part assists management in identifying the breakdown of sales provided by meals served for breakfast, lunch or dinner. This measure not only provides a financial measure of revenues by type of meal, but also assists operational management in analyzing staffing levels needed throughout the day.

     Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at Cracker Barrel stores and helps identify overall effectiveness of our retail operations and initiatives. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since the substantial majority of our retail guests are also restaurant guests.

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

     Store Operating Margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of total revenue. Management uses this indicator as a primary measure of operating profitability.

Results of Operations

The following table highlights operating results over the past three years:

                                                                                        Period to Period
                                                Relationship to Total Revenue          Increase (Decrease)
                                              -------------------------------------------------------------------
                                                                                       2005            2004
                                                 2005         2004     2003          vs 2004         vs 2003
-----------------------------------------------------------------------------------------------------------------
Total revenue:                                  100.0%       100.0%     100.0%            8%             8%
Cost of goods sold                               33.0         33.0       32.0             8             12
Gross profit                                     67.0         67.0       68.0             8              7
Labor and other related expenses                 36.6         37.0       37.3             7              7
Other store operating expenses                   17.4         17.0       17.3            10              6
Store operating income                           13.0         13.0       13.4             8              5
General and administrative                        5.1         5.3         5.6             4              4
Operating income                                  7.9         7.7         7.8            10              6
Interest expense                                  0.4         0.4         0.4             3             (5)
Interest income                                    -           -           -          1,820              -
Income before income taxes                        7.5         7.3         7.4            11              7
Provision for income taxes                        2.6         2.6         2.6             7              8
Net income                                        4.9         4.7         4.8            13              6
=================================================================================================================

The Company recorded charges of $5,210 before taxes, during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 10 to the Company's Consolidated Financial Statements). The charge increased general and administrative expense in the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the year ended July 30, 2004 by $5,210 and 0.2%, respectively.

Total Revenue

     The  following  table   highlights  the  components  of  total  revenue  by
percentage relationships to total revenue for the past three years:

                                                                                        2005          2004            2003
                                                                                       ----------------------------------------
Net Sales:
    Cracker Barrel restaurant                                                            66.1%         66.1%           67.3%
    Logan's company-operated                                                             14.6          13.4            12.4
-------------------------------------------------------------------------------------------------------------------------------
         Total restaurant                                                                80.7          79.5            79.7
    Cracker Barrel retail                                                                19.2          20.4            20.2
-------------------------------------------------------------------------------------------------------------------------------
         Total net sales                                                                 99.9          99.9            99.9
Franchise fees and royalties                                                              0.1           0.1             0.1
-------------------------------------------------------------------------------------------------------------------------------
    Total revenue                                                                       100.0%        100.0%          100.0%
===============================================================================================================================

The following table highlights comparable store sales* results over the past two years:

                                                 Cracker Barrel                                      Logan's
                                                Period to Period                                Period to Period
                                              Increase (Decrease)                                   Increase
                                              -------------------                                   --------
                                      2005 vs 2004            2004 vs 2003           2005 vs 2004             2004 vs 2003
                                      (466 Stores)            (445 Stores)            (93 Stores)             (83 Stores)
---------------------------------------------------------------------------------------------------------------------------------
Restaurant                                 3.1%                    2.0%                   3.4%                    4.8%
Retail                                    (2.7)                    5.3                     --                      --
Restaurant & Retail                        1.8                     2.8                    3.4                     4.8
=================================================================================================================================

*Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

     Cracker Barrel comparable store restaurant sales increased 3.1% for 2005 versus 2004 at an average of $3,313 per store. Comparable store restaurant sales increased 2.0% in 2004 versus 2003. The increase in comparable store restaurant sales from 2004 to 2005 was due to an increase in average check of 4.0%, including a 2.9% menu price increase and 1.1% of product mix changes, and a decrease in guest traffic of 0.9%.

     Cracker Barrel comparable store retail sales decreased 2.7% for 2005 versus 2004 at an average of $955 per store. Comparable store retail sales increased 5.3% in 2004 versus 2003. The comparable store retail sales decrease from 2004 to 2005 was due to exceptionally strong retail sales in 2004, restaurant guest traffic decreases, uncertain consumer sentiment and reduced discretionary spending, and weaker than expected response to the retail assortments, which included fewer new product lines than presently is expected to be featured in the future.

     In 2005 total net sales (restaurant and retail) in the 466 Cracker Barrel comparable stores averaged $4,268. Restaurant sales were 77.6% of total net sales in the comparable 466 stores in 2005 and 76.6% in 2004.

     Logan's comparable store sales increased 3.4% for 2005 versus 2004 at an average of $3,160 per restaurant. Comparable store sales increased 4.8% for 2004 versus 2003. The increase in comparable store sales from 2004 to 2005 was due to an increase in average check of 3.9% and a decrease in guest traffic of 0.5%. The higher check included a 3.2% menu price increase and 0.7% of product mix and other changes including fewer complimentary meals.

     Total revenue, which increased 7.8% and 8.3% in 2005 and 2004, respectively, benefited from the opening of 25, 24 and 23 Cracker Barrel stores in 2005, 2004 and 2003, respectively, and the opening of 17, 11 and 12 company-operated and 3, 4 and 4 franchised Logan's restaurants in 2005, 2004 and 2003, respectively. Average weekly sales (net sales divided by operating weeks in company-owned units) were approximately $63.3 per week for Cracker Barrel restaurants in 2005 (compared with $61.7 in 2004 and $60.9 in 2003), $18.4 for Cracker Barrel retail (compared with $19.1 for 2004 and $18.2 for 2003), and $61.0 for Logan's (compared with $59.5 for 2004 and $57.0 for 2003).

Cost of Goods Sold

     Cost of goods sold as a percentage of total revenue in 2005 remained flat compared to 2004 at 33.0%. This was due to higher commodity costs for beef, pork, poultry and produce and higher markdowns on retail merchandise offset by higher menu pricing and a lower percentage of retail sales, which have a higher cost as a percent of sales than do restaurant sales, and higher initial mark-ons of retail merchandise.

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

Labor and Related Expenses

     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 36.6%, 37.0% and 37.3% in 2005, 2004 and 2003, respectively. The year to year decrease from 2004 to 2005 was due to higher menu pricing and lower bonuses under unit-level bonus programs, partially offset by higher hourly wage rates and manager wages versus the prior year. The year to year decrease from 2003 to 2004 was due to higher menu pricing, lower hourly labor, including wage rates and decreased workers' compensation and group health costs offset partially by increases in manager wages and bonuses versus the prior year.

Other Store Operating Expenses

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 17.4%, 17.0% and 17.3% in 2005, 2004 and 2003, respectively. The year to year increase from 2004 to 2005 was due to higher utilities, advertising and maintenance expenses offset partially by higher menu pricing versus the prior year. The decrease from 2003 to 2004 was due to lower advertising and depreciation and higher menu pricing versus the prior year offset partially by higher losses on disposition of property and equipment versus the prior year.

General and Administrative Expenses

     General and administrative expenses as a percentage of total revenue were 5.1%, 5.3% and 5.6% in 2005, 2004 and 2003, respectively. The year to year decrease from 2004 to 2005 was due to lower legal fees compared to prior year, which included a legal settlement and an insurance recovery relative to litigation settlements and related expenses incurred in prior years discussed earlier (also see Note 10 to the Consolidated Financial Statements), offset partially by higher salaries versus prior year. The year to year decrease from 2003 to 2004 was due to lower professional fees and lower bonus accruals reflective of lower performance against financial objectives offset partially by the legal settlement discussed earlier (also see Note 10 to the Consolidated Financial Statements).

Interest Expense

     Interest expense increased to $8,693 in 2005 from $8,444 in 2004, which represented a decrease from $8,892 in 2003. The year to year increase from 2004 to 2005 was due to higher average outstanding debt and higher interest rates, offset partially by lower amortization of deferred financing costs and higher capitalized interest. The decrease from 2003 to 2004 resulted from lower average outstanding debt as compared to the prior year.

Provision for Income Taxes

     Provision for income taxes as a percent of income before income taxes was 34.6% for 2005, 35.9% for 2004 and 35.5% for 2003. The reason for the decrease in the tax rate from 2004 to 2005 reflected the passage of the Work Opportunity and Welfare to Work federal tax credit legislation signed on October 22, 2004 retroactive to January 1, 2004. The reason for the increase in the tax rate from 2003 to 2004 was the expiration of the same federal tax credit legislation on January 1, 2004.

Recent Accounting Pronouncements Not Yet Adopted

     In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that the cost of employee services received in exchange for equity instruments issued or liabilities incurred are recognized in the financial statements. Compensation cost will be measured using a fair-value-based method over the period that the employee provides service in exchange for the award. As disclosed in Note 2 to the Company's Consolidated Financial Statements, based on the current assumptions and calculations used, had the Company recognized compensation expense based on the fair value of awards of equity instruments, net income would have been reduced by approximately $8,799 for the year ended July 29, 2005. This compensation expense is the after-tax net of the stock-based compensation expense determined under the fair-value based method for all awards and stock-based employee compensation included previously in reported net income under APB No. 25. This statement will apply to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and, therefore, the Company will adopt in its first quarter of 2006. Partly in anticipation of these new accounting rules, the Company modified its compensation plans to limit eligibility to receive share-based compensation and shifted a portion of share-based compensation primarily to cash-based incentive compensation. We expect the 2006 impact of the adoption of SFAS 123(R) combined with the modifications to the Company's compensation plans to be approximately $0.14 to $0.16 per diluted share. The effect of future awards will vary depending on timing, amount and valuation methods used for such awards, the past awards are not necessarily indicative of future awards. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under the current rules. This requirement will reduce net operating cash flow and reduce net financing cash outflow by offsetting and equal amounts.

     In November 2004, the FASB issued Statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and, therefore, the Company will adopt in its first quarter of 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company's consolidated results of operations or financial position.

     In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

Quantitative and Qualitative Disclosures about Market Risk

     Interest Rate Risk. The Company is subject to market risk exposure related to changes in interest rates. As of September 26, 2005, the Company has in place a $300,000 Revolving Credit Facility, which matures February 21, 2008. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility, and the Company's percentage point spread from LIBOR was 1.25%, as it was through all of 2005. The percentage point spread will remain 1.25% for the first quarter of 2006. The percentage point spread from LIBOR for the second, third and fourth quarters of 2006 remains to be determined. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material.

     Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Four food categories (beef, dairy, including eggs, pork and poultry) account for the largest shares of the Company's food purchases at approximately 19%, 12%, 10% and 9%, respectively. Other categories affected by the commodities markets, such as produce, seafood and coffee, may each account for as much as 6% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, the Company believes it will be able to pass through some or much of the increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company, as happened in 2004 and 2005.

Liquidity and Capital Resources

     The following table presents a summary of the Company's cash flows for the last three years:

                                                                                         2005           2004           2003
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            $279,903       $200,365       $240,586
Net cash used in investing activities                                                (170,066)      (143,666)      (118,953)
Net cash used in financing activities                                                (121,439)       (42,313)      (122,318)
---------------------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                                 $(11,602)      $ 14,386       $   (685)
=================================================================================================================================

     The Company's cash generated from operating activities was $279,903 in 2005. Most of this cash was provided by net income adjusted by depreciation and amortization, increases in accounts payable and deferred income taxes and other adjustments to net income from the tax benefit realized upon exercise of stock options, accretion on zero coupon contingently convertible senior notes and loss on disposition of property. Increases in other long-term obligations, accrued employee benefits, income taxes payable, taxes withheld and accrued and deferred revenues and decreases in prepaid expenses were partially offset by increases in other assets, accounts receivable and inventories and decreases in other accrued expenses and accrued employee compensation.

     The Company had negative working capital of $104,862 at July 29, 2005 versus negative working capital of $39,195 at July 30, 2004. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

     Capital expenditures (purchase of property and equipment) were $171,447, $144,611 and $120,921 in 2005, 2004 and 2003, respectively. Costs of new locations accounted for the majority of these expenditures.

     The Company's internally generated cash, along with cash at July 30, 2004, proceeds from stock option exercises, the Company's available revolver and the Company's new operating leases, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in 2005.

     In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $49.19 at July 29, 2005); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events.. The Company's closing share price, as reported by Nasdaq, on July 29, 2005 was $39.17. The holders of the Senior Notes had the option to require the Company to repurchase the Senior Notes on April 3, 2005. That option was not exercised. After the adoption of EITF No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," in the second quarter of 2005, the Company was required to include approximately 4.6 million shares in its diluted shares outstanding related to its convertible debt. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Notes, since these Notes are treated as if converted into common stock although at the end of 2005 the Notes were not actually converted into stock, nor did the requirements exist that would have allowed them to be converted.

     As mentioned previously, the Company has a $300,000 Revolving Credit Facility, which expires on February 21, 2008. At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility.

     At the beginning of 2005, the Company had 2,892,000 shares remaining under repurchase authorizations previously in effect at the end of 2004. During 2005, the Company's Board of Directors (the "Board") authorized the repurchase of up to an additional 2 million shares of the Company's common stock. The repurchases are to be made from time to time in the open market at prevailing market prices. During 2005, the Company completed repurchases of 4,070,919 shares of its common stock for a net expenditure of $159,328 or approximately $39.14 per share. The Company presently expects to repurchase the remaining 821,081 shares authorized during 2006, although there can be no assurance that such repurchases actually will be completed in that period of time. The Company's principal criteria for share repurchases are that they be accretive to net income per share and that they do not unfavorably affect the Company's investment grade debt rating and target capital structure.

     During 2005 the Company received proceeds of $39,341 from the exercise of stock options to acquire 1,921,354 shares of its common stock and tax benefit upon exercise of stock options of $12,990.

     During the first quarter of 2005, the Board approved a quarterly dividend of $0.12 per common share (an annual equivalent of $0.48 per share), an increase from a quarterly dividend of $0.11 approved in 2004. The Company paid such dividends of $0.12 per share during the second, third and fourth quarters of 2005 and the first quarter of 2006. Additionally, on September 22, 2005, the Board declared a dividend of $0.13 per share payable on November 8, 2005 to shareholders of record on October 14, 2005. This dividend reflects an 8.3% increase from the previous quarterly dividend.

     The Company estimates that its capital expenditures (purchase of property and equipment) for 2006 will be approximately $205,000 to $210,000, most of which will be related to the acquisition of sites and construction of 26 new Cracker Barrel stores and 22-24 new Logan's restaurants and openings that will occur during 2006, as well as for acquisition and construction costs for locations to be opened in early 2007.

     Management believes that cash at July 29, 2005, along with cash generated from the Company's operating activities, stock option exercises and available borrowings under the Revolving Credit Facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans and its dividend payments through 2006. At July 29, 2005, the Company had $278,500 available under its Revolving Credit Facility. The Company estimates that net cash provided by operating activities will exceed cash used for purchase of property and equipment by $50,000 or more in 2006, which would make 2006 the sixth consecutive year in which this has happened. The Company intends to use this excess cash along with proceeds from the exercise of stock options in 2006 to apply toward completing its remaining 821,081 share repurchase authorization, possible future share repurchase authorizations and dividend payments or other general corporate purposes.

Off-Balance Sheet Arrangements

     Other than various operating leases, as disclosed more fully in the Material Commitments section below and Note 10 to the Company's Consolidated Financial Statements, the Company has no other material off-balance sheet arrangements.

Material Commitments

     For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although the Company is not currently legally obligated for all optional renewal periods. This method was deemed appropriate under SFAS No. 13, "Accounting for Leases," to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

     The Company's contractual cash obligations and commitments as of July 29, 2005, are summarized in the tables below:

                                                                                        Payments due by Year
---------------------------------------------------------------------------------------------------------------------------------

                                                            Total           2006         2007-2008      2009-2010      After 2010
---------------------------------------------------------------------------------------------------------------------------------

Convertible debt                                           $190,718             --             --              --       $190,718
Revolving credit facility                                    21,500             --        $21,500              --             --
---------------------------------------------------------------------------------------------------------------------------------
Long-term Debt    (a)                                       212,218             --         21,500              --        190,718
Operating lease base term and exercised options -
   excluding billboards (b)                                 449,412        $33,310         66,672         $65,145        284,285
Operating lease renewal periods not yet
   exercised - excluding billboard (c)                      336,836            190            953           2,119        333,574
Operating leases for billboards                              39,404         21,854         17,400             150             --
Trade letters of credit                                       4,343          4,343             --              --             --
Capital leases                                                  402            235            167              --             --
Purchase obligations (d)                                    317,269        274,306         42,803             160             --
Other long-term obligations(e)                               22,820             --            258             194         22,368
---------------------------------------------------------------------------------------------------------------------------------

Total contractual cash obligations                       $1,382,704       $334,238       $149,753         $67,768       $830,945
=================================================================================================================================

                                                                      Amount of Commitment Expirations by Year
---------------------------------------------------------------------------------------------------------------------------------

                                                            Total           2006         2007-2008      2009-2010      After 2010
---------------------------------------------------------------------------------------------------------------------------------

Revolving credit facility                                  $300,000             --       $300,000              --             --
Standby letters of credit                                    32,436        $32,436             --              --             --
Guarantees (f)                                                4,134            467            934            $934         $1,799
---------------------------------------------------------------------------------------------------------------------------------

Total commitments                                          $334,320        $30,653       $300,934            $934         $1,799
=================================================================================================================================

(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $190,718 balance is the accreted carrying value of the debt at July 29, 2005. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. The Company had $21,500 outstanding under its variable rate Revolving Credit Facility as of July 29, 2005. The Company repaid $11,500 on August 9, 2005 and $10,000 on August 29, 2005. In conjunction with these principal repayments the Company paid $70 in interest. The Company paid $634 in non-use fees (also known as commitment fees) on the Revolving Credit Facility during 2005. Based on the Company's outstanding revolver balance of $21,500 at July 29, 2005 and the Company's current unused commitment fee as defined in the Revolving Credit Agreement, the Company's unused commitment fees in 2006 would be $696; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2006.
(b) Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13.
(c) Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation, since at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.
(d) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.
(e) Other long-term obligations include the Company's Non-Qualified Savings Plan, Deferred Compensation Plan and the FY2005 Mid-Term Incentive and Retention Plan. The obligation for the Non-Qualified Savings Plan is $20,211 (see Note 11 to the Consolidated Financial Statements and Exhibit 10(f)). The Company has a corresponding long-term asset that is available to fund the liability. The obligation for the Deferred Compensation Plan is $2,399 (see Exhibit 10(g)). The obligation for the FY2005 Mid-Term Incentive and Retention Plan is $210 (see Note 7 to the Consolidated Financial Statements and Exhibit 10(x)).
(f) Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.

Critical Accounting Policies and Estimates

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

Impairment of Long-Lived Assets and Provision for Asset Dispositions

     The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or over the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Expected future cash flows are based on planning estimates used for the Company's related assets in general and/or plans and objectives established for the asset and responsible management specifically. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. During the third quarter of 2005, the Company determined that an impairment existed with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market and recorded a charge of $431. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually, the Company assesses the recoverability of goodwill and other intangible assets. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, or if operating performance declines, the Company may be required to record impairment charges for these assets and such charges could be material.

Insurance Reserves

     The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 for 2003 and to $1,000 for certain coverages for 2004, 2005 and going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Changes in these factors in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Tax Provision

     The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position.

Unredeemed Gift Cards and Certificates

     Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. The Company makes estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale for those states that exempt gift cards and certificates from their escheat laws and in the period that gift cards and certificates are remitted to the state for other states and reduces its liability and records revenue accordingly. These estimates are determined based on redemption history and trends. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported. If gift cards and certificates that have been removed from the liability are later redeemed, the Company recognizes revenue and reduces the liability as it would with any redemption. Additionally, the initial reduction to the liability would be reversed to offset the redemption. If gift cards and certificates that have been remitted to a state are later redeemed, the Company will request the previously remitted cash back from the state. At that time the Company will increase its liability for gift cards and certificates to offset the reduction to this same liability when the card was redeemed.

Legal Proceedings

     In addition to the litigation discussed in Note 10 to the Company's Consolidated Financial Statements in the Annual Report, the Company and its subsidiaries are parties to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands except share data)
ASSETS                                                                          July 29,                 July 30,
                                                                                  2005                     2004
-------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                $17,173                $ 28,775
Receivables                                                                               13,736                   9,802
Inventories                                                                              142,804                 141,820
Prepaid expenses                                                                           7,238                   8,369
Deferred income taxes                                                                      9,532                  14,274
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     190,483                 203,040
-------------------------------------------------------------------------------------------------------------------------

Property and Equipment:
Land                                                                                     328,362                 298,233
Buildings and improvements                                                               709,730                 662,682
Buildings under capital leases                                                             3,289                   3,289
Restaurant and other equipment                                                           359,533                 315,512
Leasehold improvements                                                                   228,859                 193,859
Construction in progress                                                                  34,275                  28,739
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                  1,664,048               1,502,314
Less: Accumulated depreciation and
      amortization of capital leases                                                     445,750                 383,741
-------------------------------------------------------------------------------------------------------------------------
Property and equipment - net                                                           1,218,298               1,118,573
-------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                  93,724                  93,724
Other Assets                                                                              30,767                  20,367
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                 $1,533,272              $1,435,704
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                                                        $ 97,710                $ 53,295
Current maturities of long-term debt
    and other long-term obligations                                                          210                     189
Taxes withheld and accrued                                                                36,396                  34,539
Income taxes payable                                                                      22,211                  18,571
Accrued employee compensation                                                             49,283                  49,466
Accrued employee benefits                                                                 43,631                  39,290
Deferred revenues                                                                         20,818                  19,347
Other accrued expenses                                                                    25,086                  27,538
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                295,345                 242,235
-------------------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                           212,218                 185,138
-------------------------------------------------------------------------------------------------------------------------
Other Long-term Obligations                                                               48,411                  36,225
-------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                    107,310                  98,770
-------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Note 10)
Shareholders' Equity:
Preferred stock - 100,000,000 shares of
    $.01 par value authorized; no shares
    issued                                                                                    --                      --
Common stock - 400,000,000 shares of $.01
    par value authorized; 2005 - 46,619,803
    shares issued and outstanding; 2004 -
    48,769,368 shares issued and outstanding                                                 466                     488
Additional paid-in capital                                                                    --                  13,982
Retained earnings                                                                        869,522                 858,866
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               869,988                 873,336
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                 $1,533,272              $1,435,704
=========================================================================================================================

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME
------------------------------------------------------------------------------------------------------------------------------
                                                                        (In thousands except share data)
                                                                               Fiscal years ended
                                                         July 29,                    July 30,                  August 1,
                                                           2005                        2004                       2003
------------------------------------------------------------------------------------------------------------------------------

Total revenue                                                  $2,567,548                 $2,380,947               $2,198,182
Cost of goods sold                                                847,045                    785,703                  703,915
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                    1,720,503                  1,595,244                1,494,267
------------------------------------------------------------------------------------------------------------------------------
Labor & other related expenses                                    939,849                    880,617                  819,957
Other store operating expenses                                    447,506                    405,139                  380,534
------------------------------------------------------------------------------------------------------------------------------
Store operating income                                            333,148                    309,488                  293,776
General and administrative                                        130,986                    126,501                  121,898
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  202,162                    182,987                  171,878
Interest expense                                                    8,693                      8,444                    8,892
Interest income                                                        96                          5                       73
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        193,565                    174,548                  163,059
Provision for income taxes                                         66,925                     62,663                   57,951
------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $ 126,640                  $ 111,885                $ 105,108
==============================================================================================================================
Net income per share - basic                                    $    2.65                  $    2.29                $    2.13
==============================================================================================================================
Net income per share - diluted                                  $    2.45                  $    2.12                $    1.97
==============================================================================================================================
Basic weighted average shares
outstanding                                                    47,791,317                 48,877,306               49,274,373
==============================================================================================================================
Diluted weighted average shares
outstanding                                                    53,382,007                 54,952,633               55,581,127
==============================================================================================================================

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
                                                                           (In thousands except share data)
                                                                                      Additional                  Total
                                                                 Common Stock          Paid-In    Retained     Shareholders'
                                                              Shares       Amount      Capital    Earnings        Equity
--------------------------------------------------------------------------------------------------------------------------------
Balances at August 2, 2002                                   50,272,459      $503           --    $778,378         $778,881
   Cash dividends declared - $.02 per share                          --        --           --     (1,043)          (1,043)
   Exercise of stock awards                                   2,938,783        29      $59,620          --           59,649
   Tax benefit realized upon exercise of stock options               --        --       13,399          --           13,399
   Purchases and retirement of common stock                 (5,338,700)      (53)     (73,019)    (93,560)        (166,632)
   Net income                                                        --        --           --     105,108          105,108
--------------------------------------------------------------------------------------------------------------------------------
Balances at August 1, 2003                                   47,872,542       479           --     788,883          789,362
   Cash dividends declared - $.33 per share                          --        --           --    (21,556)         (21,556)
   Exercise of stock awards                                   2,666,126        27       50,183          --           50,210
   Tax benefit realized upon exercise of stock options               --        --       12,641          --           12,641
   Purchases and retirement of common stock                 (1,769,300)      (18)     (48,842)    (20,346)         (69,206)
   Net income                                                        --        --           --     111,885          111,885
--------------------------------------------------------------------------------------------------------------------------------
Balances at July 30, 2004                                    48,769,368       488       13,982     858,866          873,336
   Cash dividends declared - $.48 per share                                    --           --    (22,991)         (22,991)
   Exercise of stock awards                                   1,921,354        19       39,322          --           39,341
   Tax benefit realized upon exercise of stock options               --        --       12,990          --           12,990
   Purchases and retirement of common stock                 (4,070,919)      (41)     (66,294)    (92,993)        (159,328)
   Net income                                                        --        --           --     126,640          126,640
--------------------------------------------------------------------------------------------------------------------------------
Balances at July 29, 2005                                    46,619,803      $466       $   --    $869,522         $869,988
================================================================================================================================

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
                                                                                  Fiscal years ended
                                                              July 29,                 July 30,                 August 1,
                                                                2005                     2004                     2003
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                          $126,640                 $111,885                 $105,108
    Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                     67,321                   63,868                   64,376
      Loss on disposition of property and
        equipment                                                        3,654                    3,334                      903
      Impairment                                                           431                       --                       --
      Accretion on zero-coupon contingently
        convertible senior notes                                         5,579                    5,408                    5,254
      Tax benefits realized upon exercise of
        stock options                                                   12,990                   12,641                   13,399
    Changes in assets and liabilities:
      Receivables                                                       (3,934)                    (652)                    (691)
      Inventories                                                         (984)                  (5,800)                 (11,327)
      Prepaid expenses                                                   1,131                      563                    2,792
      Other assets                                                     (11,465)                  (4,863)                  (3,136)
      Accounts payable                                                  44,415                  (28,877)                   8,366
      Taxes withheld and accrued                                         1,857                    2,436                    3,422
      Income taxes payable                                               3,640                   10,394                   (7,349)
      Accrued employee compensation                                       (183)                    (687)                   6,691
      Accrued employee benefits                                          4,341                      508                    5,361
      Deferred revenues                                                  1,471                    3,712                    2,673
      Other accrued expenses                                            (2,679)                   6,356                      928
      Other long-term obligations                                       12,396                    5,755                    4,562
      Deferred income taxes                                             13,282                   14,384                   39,254
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                            279,903                  200,365                  240,586
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                                  (171,447)                (144,611)                (120,921)
  Proceeds from sale of property and
    equipment                                                            1,381                      945                    1,968
---------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                               (170,066)                (143,666)                (118,953)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt                             609,700                  150,000                  353,200
  Proceeds from exercise of stock options                               39,341                   50,210                   59,649
  Principal payments under long-term debt
    and other long-term obligations                                   (588,388)                (157,125)                (366,287)
  Purchases and retirement of common stock                            (159,328)                 (69,206)                (166,632)
  Dividends on common stock                                            (22,764)                 (16,191)                  (1,043)
  Other                                                                     --                       (1)                  (1,205)
---------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                               (121,439)                 (42,313)                (122,318)
---------------------------------------------------------------------------------------------------------------------------------
  Net (decrease) increase in cash and cash equivalents                 (11,602)                  14,386                     (685)
  Cash and cash equivalents, beginning of year                          28,775                   14,389                   15,074
---------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of year                               $17,173                  $28,775                  $14,389
=================================================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest, net of amounts capitalized                               $ 1,178                  $ 1,108                  $ 1,604
    Income taxes                                                        37,848                   26,501                   15,229

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(In thousands except share data)

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

     Financial instruments - The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 29, 2005, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes (the "Senior Notes") in long-term debt at July 29, 2005 were $190,718 and $202,584, respectively. The fair value of the Senior Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 29, 2005.

     The Company adopted Emerging Issues Task Force ("EITF") No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8") issued by the Financial Accounting Standards Board ("FASB"), in the second quarter of 2005. EITF 04-8 requires the use of "if-converted" accounting for contingently convertible debt regardless of whether the contingencies allowing debt holders to convert have been met. EITF 04-8 was effective for reporting periods ending after December 15, 2004 and required retroactive restatement of prior period diluted net income per share, which restatement is reflected for historical periods included herein. The adoption of EITF 04-8 resulted in the Company's Senior Notes (see Note 4 for the impact on the net income per share calculation and Note 5 for a description of these Senior Notes) representing a dilutive security and requiring approximately 4.6 million shares to be included in diluted weighted average shares outstanding for the calculation of diluted net income per share. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock. The change in accounting affects only the calculation of diluted net income per share, and has no effect on the financial statements themselves or on the terms of the Senior Notes.

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

     Store pre-opening costs - Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the Operating Lease Section of this Note 2 to the Consolidated Financial Statements.

     Property and equipment - Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows: Years

                                                                         Years
--------------------------------------------------------------------------------
Buildings and improvements                                               30-45
Buildings under capital leases                                           15-25

Restaurant and other equipment                                            2-10
Leasehold improvements                                                    1-35
--------------------------------------------------------------------------------


     Depreciation expense was $66,687, $62,304 and $62,552 for 2005, 2004 and 2003, respectively. Accelerated depreciation methods are generally used for income tax purposes.

     Capitalized interest was $870, $615 and $463 for 2005, 2004 and 2003, respectively.

     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

     Maintenance  and repairs,  including the  replacement  of minor items,  are
charged  to  expense,   and  major  additions  to  property  and  equipment  are
capitalized.

     Impairment of long-lived assets - The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During the third quarter of 2005, the Company determined that an impairment existed with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market and recorded a charge of $431 in other store operating expenses.

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

     Advertising - The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $44,409, $38,442 and $39,782 for 2005, 2004 and 2003, respectively.

     Insurance - The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 for 2003 and $1,000 for certain coverages for 2004, 2005 and going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

     Goodwill -- Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan's in 1999. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002 and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside valuation specialist in the second quarters of 2004 and 2005, and concluded that there was no current indication of impairment. This annual assessment is performed in the second quarter of each year. Additionally, an assessment is performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

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

     Unredeemed Gift Cards and Certificates - Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. When gift cards and certificates are redeemed, the Company recognizes revenue and reduces the liability. For those states that exempt gift cards and certificates under their escheat laws, in the quarter of the gift card and certificate sale, the Company estimates the percentage of the ultimate unredeemed gift cards and certificates sold that quarter and reduces its liability and records revenue accordingly. The Company does not reduce its liability for unredeemed gift cards and certificates that will eventually be remitted to the states under their escheat laws, until such time the gift cards and certificates are remitted to the state. For those states the Company estimates the ultimate unredeemed gift cards and certificates of the remaining balances and reduces its liability by the actual cash remitted to the state, which is less than the remaining due to administrative fees permitted to be deducted by the state, and the amount of the ultimate unredeemed gift cards and certificates, which are recorded as revenue.

     Income taxes - Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 8).

     Net income per share - Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock (see Note 5). The Company's Senior Notes, outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects on diluted net income per share.

     Comprehensive income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2005, 2004 and 2003 is equal to net income as reported.

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

     Had the Company used the alternative fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated in the following table:

                                                                     2005                   2004                  2003
----------------------------------------------------------------------------------------------------------------------------
Net income - as reported                                           $126,640              $111,885            $105,108
Add:  Total stock-based employee compensation
      included in reported net income, net of related tax
      effects                                                            76                    74                 298
Deduct:  Total stock-based compensation expense
      determined under fair-value based method for all
      awards, net of tax effects                                     (8,875)              (10,900)            (11,496)
----------------------------------------------------------------------------------------------------------------------------
Pro forma, net income                                              $117,841              $101,059            $ 93,910
----------------------------------------------------------------------------------------------------------------------------

Net income per share:
Basic - as reported                                                   $2.65                 $2.29               $2.13
----------------------------------------------------------------------------------------------------------------------------
Basic - pro forma                                                     $2.47                 $2.07               $1.91
----------------------------------------------------------------------------------------------------------------------------

Diluted - as reported                                                 $2.45                 $2.12               $1.97
----------------------------------------------------------------------------------------------------------------------------
Diluted - pro forma                                                   $2.29                 $1.92               $1.77
----------------------------------------------------------------------------------------------------------------------------

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

     Derivative instruments and hedging activities - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," in 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. During 2005, 2004 and 2003, the Company had no derivative financial instruments that required fair value accounting treatment.

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

     Recent Accounting Pronouncements Not Yet Adopted - In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires that the cost of employee services received in exchange for equity instruments issued or liabilities incurred are recognized in the financial statements. Compensation cost will be measured using a fair-value based method over the period that the employee provides service in exchange for the award. As disclosed above, based on the current assumptions and calculations used, had the Company recognized compensation expense based on the fair value of awards of equity instruments, net income would have been reduced by approximately $8,799 for the year ended July 29, 2005. This compensation expense is the after-tax net of the stock-based compensation expense determined under the fair-value based method for all awards and stock-based employee compensation included previously in reported net income under APB No. 25. This statement will apply to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and therefore the Company will adopt in its first quarter of 2006. Partly in anticipation of these new accounting rules, the Company modified its compensation plans to limit eligibility to receive share-based compensation and shifted a portion of share-based compensation primarily to cash-based incentive compensation. We expect the 2006 impact of the adoption of SFAS 123(R) combined with the modifications to the Company's compensation plans to be approximately $0.14 to $0.16 per diluted share. The effect of future awards will vary depending on timing, amount and valuation methods used for such awards, the past awards are not necessarily indicative of future awards. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under the current rules. This requirement will reduce net operating cash flow and reduce net financing cash outflow by offsetting and equal amounts.

     In November 2004, the FASB issued Statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company's consolidated results of operations or financial position.

     In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

3.  Inventories

     Inventories were composed of the following at:

                                         July 29,                  July 30,
                                           2005                      2004
--------------------------------------------------------------------------------
Retail                                    $101,604                  $104,148

Restaurant                                  21,588                    19,800
Supplies                                    19,612                    17,872
--------------------------------------------------------------------------------
Total                                     $142,804                  $141,820
================================================================================

4. Consolidated Net Income Per Share and Weighted Average Shares

     Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes (as described in Notes 2 and 5) since these Senior Notes are treated as if converted into common stock. The Senior Notes, outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects on diluted net income per share. The following table reconciles the components of the diluted net income per share computations:

                                                            July 29,               July 30,               August 1,
                                                              2005                   2004                   2003
------------------------------------------------------------------------------------------------------------------------

Net income per share numerator:
    Net income                                                 $126,640               $111,885              $105,108
    Add:  Interest and loan acquisition costs
          associated with Senior Notes, net of
          related tax effects                                     4,330                  4,485                 4,408
                                                               --------               --------              --------
     Net income available to common
          shareholders                                         $130,970               $116,370              $109,516
                                                               ========               ========              ========

Net income per share denominator:
     Weighted average shares outstanding for
          basic net income per share                         47,791,317             48,877,306             49,274,373
     Add potential dilution:
          Senior Notes                                        4,582,788              4,582,788              4,582,788
          Stock options and restricted stock                  1,007,902              1,492,539              1,723,966
                                                            -----------            -----------             ----------
     Weighted average shares outstanding for
          diluted net income per share                       53,382,007             54,952,633             55,581,127
==========================================================================================================================

5.  Debt

     Long-term debt consisted of the following at:

                                                                                   July 29,               July 30,
                                                                                     2005                   2004
------------------------------------------------------------------------------------------------------------------------
$300,000 Revolving Credit Facility
   payable on or before February 21, 2008
   (interest rate ranges from 4.73% to 6.25% at July 29, 2005)                    $ 21,500              $   --
3.0% Zero-Coupon Contingently
   Convertible Senior Notes payable on
   or before April 2, 2032                                                         190,718               185,138
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                    $212,218              $185,138
========================================================================================================================

     At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility, which bears interest, at the Company's election, either at a lender's prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 29, 2005, the Company's percentage point spread from LIBOR was 1.25% and will remain the same for the first quarter of 2006. The percentage point spread from LIBOR for the second, third and fourth quarters of 2006 remains to be determined.

     The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility) not to exceed
0.5 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility) not to exceed 3.0 to 1.0. At July 29, 2005, the Company was in compliance with all of those covenants.

     In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Senior Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Senior Notes may require the Company to redeem the Senior Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. The holders of the Senior Notes had the option to require the Company to repurchase the Senior Notes on April 3, 2005. That option was not exercised. In addition, each $1 (face value at maturity) Senior Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $49.19 at July 29, 2005); 2) the Company exercises its option to redeem the Senior Notes; 3) the credit rating of the Senior Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The Company's closing share price, as reported by Nasdaq, on July 29, 2005 was $39.17.

     All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Revolving Credit Facility and the Senior Notes. Each guarantor is, directly or indirectly, a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

     The aggregate maturities of long-term debt subsequent to July 29, 2005 are as follows:

Year
--------------------------------------------------------------------------------
2006                                                                        --
2007                                                                        --
2008                                                                   $21,500
2009                                                                        --
2010                                                                        --
2011 and thereafter                                                    190,718
--------------------------------------------------------------------------------
Total                                                                 $212,218
================================================================================


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

     The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the "Omnibus Plan") allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company's common stock, or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option to acquire 5,000 shares of the Company's common stock or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At July 29, 2005, there were 1,740,191 shares of the Company's common stock reserved for issuance under the Omnibus Plan.

     The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") covers employees who are not officers or directors of the Company. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of the Company's common stock were authorized under this plan; at July 29, 2005, no shares are available to be granted under this plan. The Employee Plan expired on July 29, 2005

     The Company also has an Amended and Restated Stock Option Plan (the "Plan") that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At July 29, 2005, there were 1,253,236 shares of the Company's common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.

     In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock was authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

     A summary of the status of the Company's stock option plans for 2005, 2004 and 2003, and changes during those years follows:

(Shares in thousands)                                           2005                     2004                     2003
------------------------------------------------------------------------------------------------------------------------------
                                                                Weighted-                 Weighted-                Weighted-
                                                                Average                   Average                  Average
Fixed Options                                        Shares     Price          Shares     Price         Shares     Price
------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year                         5,817         24.52     7,599       $20.73     9,504        $20.23
Granted                                                    708         37.08     1,146        38.35     1,907         23.85
Exercised                                               (1,896)        20.70    (2,634)       19.68    (2,922)        20.90
Forfeited or canceled                                     (241)        29.69      (294)       23.76      (890)        21.54
                                                     ----------              ----------             ----------
Outstanding at end of year                               4,388         27.91     5,817        24.52     7,599         20.73
                                                     ==========              ==========             ==========
Options exercisable at year-end                          2,556         23.52     3,011        20.62     3,696         20.69
Weighed-average fair value per share of options
granted during the year                                               $12.50                 $14.14                  $10.20
------------------------------------------------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003:

                                                         2005                  2004                 2003
-----------------------------------------------------------------------------------------------------------------
Dividend yield range                                  1.1%-1.3%            0.1% - 1.4%              0.1%
Expected volatility range                             33% - 38%             22% - 42%            41% - 45%
Risk-free interest rate range                        3.3% - 4.1%           1.3% - 4.0%          2.2% - 3.8%
Expected lives (in years)                                 5                    1-8                  5-8
-----------------------------------------------------------------------------------------------------------------

     Expected volatility has been measured based on an average of past daily fluctuations in the share price of the Company's common stock.


     The following table summarizes information about fixed stock options outstanding at July 29, 2005:

(Shares in thousands)                  Options Outstanding                                         Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                Weighted-Average
                                  Number            Remaining         Weighted-Average         Number         Weighted-Average
Range of Exercise Prices      Outstanding at     Contractual Life      Exercise Price      Exercisable at      Exercise Price
                                  7/29/05                                                     7/29/05
---------------------------------------------------------------------------------------------------------------------------------
$ 5.09  - 10.00                       31               1.04               $ 7.07                  31               $ 7.07
$10.01 - 20.00                       620               4.22                15.24                 620                15.24
$20.01 - 30.00                     1,897               5.44                23.38               1,411                23.22
$30.01 - 40.00                     1,258               7.77                35.71                 363                34.16
$40.01 - 41.25                       582               8.65                40.43                 131                40.26
                              ----------------                                           -------------------
$ 5.09  -  41.25                   4,388               5.18                27.91               2,556                23.52
=================================================================================================================================

     The Company recognizes a tax deduction, subject to certain limitations imposed by the Internal Revenue Code, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, are credited to additional paid-in capital.

7.  Common Stock

     Pursuant to the Omnibus Plan, the Company granted 165,000 and 7,500 shares of restricted stock during 2005 and 2004, respectively. No restricted shares were granted during 2003, however the Company recorded compensation expense related to grants in years prior to 2003 that had not yet vested. The Company's compensation expense, net of forfeitures, for these restricted shares was $494, $116 and $462 in 2005, 2004 and 2003, respectively.

     The Committee established the FY04 Revenue Growth and Return on Capital Transitional Incentive Plan ("Transitional LTI") pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers for company financial performance during 2004. The Transitional LTI plan was earned during 2004 based on the Company's achievement of qualified financial performance measures. The Company's compensation expense during 2004 for this award was $424. The Company issued 12,761 unrestricted shares of common stock for this award in 2005.

     The Committee established the FY2005 Mid-Term Incentive and Retention Plan ("2005 MTIRP") pursuant to the Omnibus Plan, for the purpose of rewarding certain officers for company financial performance during 2005. The 2005 MTIRP award was earned during 2005 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2007 and will then be paid out on the first day of 2008. Therefore, the 2005 MTIRP reward is expensed over the vesting period with one-third of the earned reward expensed in each of 2005, 2006 and 2007. The award will be paid in the form of either 50% restricted stock and 50% cash or 100% restricted stock, based upon the election of each officer at the beginning of 2005 or upon their hiring or promotion. At July 29, 2005, the restricted stock and cash earned under the 2005 MTIRP was 46,461 shares and $210, respectively. Additionally, cash dividends on the restricted stock earned shall accrue from July 29, 2005 and be payable, along with the remainder of the award, to participants on the payout date in 2008.

     The Committee established the Stock Ownership Achievement Plan ("Stock Ownership Plan") pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future. Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year. The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met. The Company's compensation expense during 2005 for this award was $98. On August 1, 2005 the Company issued 2,500 unrestricted shares of common stock to the certain executive officers that earned the award in 2005.

8.  Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant   components  of  the  Company's  net  deferred  tax  liability consisted of the following at:

                                                                                               July 29,             July 30,
                                                                                                 2005                 2004
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Financial accruals without economic performance                                           $ 27,816             $ 24,818
    Other                                                                                        4,359                3,637
-------------------------------------------------------------------------------------------------------------------------------
      Deferred tax assets                                                                     $ 32,175             $ 28,455
-------------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities
    Excess tax depreciation over book                                                         $ 96,713             $ 89,627
    Other                                                                                       33,240               23,324
-------------------------------------------------------------------------------------------------------------------------------
      Deferred tax liabilities                                                                 129,953              112,951
-------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                    $ 97,778             $ 84,496
===============================================================================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of July 29, 2005 and July 30, 2004, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

     The components of the provision for income taxes for each of the three years were as follows:

                                                              2005                    2004                     2003
------------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                 $49,768                 $44,006                  $17,214
    State                                                     3,875                   4,273                    1,483
Deferred:
    Federal                                                  11,069                  13,172                   36,113
    State                                                     2,213                   1,212                    3,141
------------------------------------------------------------------------------------------------------------------------------
Total income tax provision                                  $66,925                 $62,663                  $57,951
==============================================================================================================================

     A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                                              2005                    2004                     2003
------------------------------------------------------------------------------------------------------------------------------
Provision computed at federal
   statutory income tax rate                                $67,748                 $61,092                  $57,071
State and local income taxes, net of federal
   benefit                                                    5,896                   5,578                    4,399
Employer tax credits for FICA taxes paid on
   employee tip income                                       (5,334)                 (4,781)                  (4,323)
Other-net                                                    (1,385)                    774                      804
------------------------------------------------------------------------------------------------------------------------------
Total income tax provision                                  $66,925                 $62,663                  $57,951
==============================================================================================================================

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

                                                                                    2005            2004              2003
------------------------------------------------------------------------------------------------------------------------------
Net sales in Company-Owned stores:
    Restaurant                                                                   $2,071,011      $1,892,487        $1,753,361
    Retail                                                                          494,160         486,433           443,397
------------------------------------------------------------------------------------------------------------------------------
      Total net sales                                                             2,565,171       2,378,920         2,196,758
------------------------------------------------------------------------------------------------------------------------------
Franchise fees and royalties                                                          2,377           2,027             1,424
------------------------------------------------------------------------------------------------------------------------------
    Total revenue                                                                $2,567,548      $2,380,947        $2,198,182
==============================================================================================================================

10.  Commitments and Contingencies

     As reported in the 2004 Form 10-K/A, Cracker Barrel agreed in principle, as of September 8, 2004, to settle certain litigation (five separate cases) alleging violations of the Fair Labor Standards Act ("FLSA"), as well as allegations of discrimination in employment and public accommodations. Four of those cases have been settled and dismissed. In the fifth case (a FLSA collective action with approximately 10,000 plaintiffs), settlement reflecting the agreement in principle reached in August 2004 is still awaiting court approval. On May 27, 2005, a joint motion by the Company and the plaintiffs seeking approval of the settlement was filed with the court. This filing set in motion the final approval process, which the Company expects will be concluded (with final approval granted) on or before October 18, 2005. Of the total payment agreed to by Cracker Barrel to settle the five cases, approximately $2,250 related to the fifth case is still accrued and expected to be paid on or before December 31, 2005.

     The Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

     The Company makes trade commitments in the course of its normal operations. As of July 29, 2005 the Company was contingently liable for approximately $4,343 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of three months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of July 29, 2005, the Company had $32,436 of standby letters of credit related to workers' compensation, commercial general liability insurance and retail purchases. All standby letters of credit are renewable annually.

     The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 8.2 years with annual lease payments of $361. The Company's performance is required only if the assignee fails to perform the obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.

     The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party. The operating lease has a remaining life of approximately 11.2 years with annual lease payments of $107. The Company's performance is required only if the sublessee fails to perform the obligations as lessee. The Company has a liability of $444 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.

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

     As of July 29, 2005, the Company operated 148 Cracker Barrel stores and 62 Logan's Roadhouse restaurants in leased facilities and also leased certain land and advertising billboards (see Note 12). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

     The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 29, 2005:

Year
------------------------------------------------------------------
2006                                                         $235
2007                                                          124
2008                                                           43
------------------------------------------------------------------
Total minimum lease payments                                  402
Less amount representing interest                              35
------------------------------------------------------------------
Present value of minimum lease payments                       367
Less current portion                                          210
------------------------------------------------------------------
Long-term portion of capital lease obligations               $157
==================================================================

     The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of July 29, 2005. Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

Year                                    Base term and                 Renewal periods not                  Total
                                     exercised options*                 Yet exercised**
------------------------------------------------------------------------------------------------------------------------------
2006                                      $ 33,310                         $    190                       $ 33,500
2007                                        33,348                              343                         33,691
2008                                        33,324                              610                         33,934
2009                                        33,243                              880                         34,123
2010                                        31,902                            1,239                         33,141
Later years                                284,285                          333,574                        617,859
------------------------------------------------------------------------------------------------------------------------------
Total                                     $449,412                         $336,836                       $786,248
==============================================================================================================================

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

     The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 29, 2005:

Year
--------------------------------------------------------------
2006                                                  $21,854
2007                                                   12,491
2008                                                    4,909
2009                                                      150
--------------------------------------------------------------
Total                                                 $39,404
==============================================================

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

                        Minimum              Contingent                        Total
-------------------------------------------------------------------------------------------------
2005                     $35,531                $913                          $36,444
2004                      33,111                 852                           33,963
2003                      31,084                 753                           31,837
-------------------------------------------------------------------------------------------------

     Rent expense under operating leases for billboards for each of the three years was:

                             Minimum              Contingent              Total
---------------------------------------------------------------------------------------------
2005                         $23,374                  --                 $23,374
2004                          23,042                  --                  23,042
2003                          22,811                  --                  22,811
---------------------------------------------------------------------------------------------

11.  Employee Savings Plans

     The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

     The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2005, 2004 and 2003, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2005, 2004, and 2003, the Company contributed approximately $1,250, $1,321 and $1,524, respectively, under Plan I and approximately $473, $345 and $280, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets of $20,211 is included in other assets and the liability to Plan II participants of $20,211 is included in other long-term obligations. Company contributions under Plan I and Plan II are recorded as other store operating expenses.

12.  Sale-Leaseback

     On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At July 29, 2005 and July 30, 2004, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

13. Quarterly Financial Data (Unaudited)

     Quarterly financial data for 2005 and 2004 are summarized as follows:

                                                1st Quarter            2nd Quarter           3rd Quarter       4th Quarter (b)
                                                -----------            -----------           -----------       ---------------
2005
Total revenue                                     $612,653               $667,189              $627,999            $659,707
Gross profit                                       412,811                430,800               424,297             452,595
Income before income taxes                          46,048                 49,533                40,625              57,359
Net income                                          29,930                 32,578                26,571              37,561
Net income per share - basic                      $   0.61               $   0.68              $   0.56            $   0.80
Net income per share - diluted (a)                $   0.57               $   0.63              $   0.52            $   0.74
--------------------------------------------------------------------------------------------------------------------------------
2004
Total revenue                                     $576,365               $612,801              $584,282            $607,499
Gross profit                                       390,465                399,274               393,564             411,941
Income before income taxes                          43,313                 44,828                40,273              46,134
Net income                                          27,851                 28,648                25,815              29,571
Net income per share - basic                      $   0.58               $   0.58              $   0.53            $   0.61
Net income per share - diluted (a)                $   0.53               $   0.53              $   0.49            $   0.56
--------------------------------------------------------------------------------------------------------------------------------

(a) Diluted net income pre share reflects the potential dilution effects of the Company's Notes (as discussed in Notes 2, 4 and 5) for all quarters presented for 2005 and 2004.
(b) The Company recorded charges of $5,210 before taxes during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see
     Note 10).

Management's Report on Internal Control over Financial Reporting

     We are responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

     Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. We do not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of July 29, 2005, based on these criteria.

     In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



                                 /s/Michael A. Woodhouse
                                 -----------------------
                                 Michael A. Woodhouse
                                 Chairman, President and Chief Executive Officer


                                 /s/Lawrence E. White
                                 --------------------
                                 Lawrence E. White
                                 Senior Vice President, Finance and Chief
                                 Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.:

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of July 29, 2005 and July 30, 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 29, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 29, 2005 and July 30, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of July 29, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 23, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


Nashville, Tennessee
September 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that CBRL Group, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of July 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of July 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 29, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 29, 2005 of the Company and our report dated September 23, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/Deloitte & Touche LLP

Nashville, Tennessee
September 23, 2005