Form 10-K, Exhibit 13
period 2006-07-28
CBRL GROUP INC
filed 2006-10-03
CIK 1067294

Exhibit 13

CBRL Group, Inc.
Selected Financial Data

	(Dollars in thousands except share data)
	For each of the fiscal years ended
	July 28, 2006(d)	July 29, 2005(e)	July 30, 2004(f)	August 1, 2003	August 2, 2002
Selected Income Statement Data:
Total revenue	$2,642,997	$2,567,548	$2,380,947	$2,198,182	$2,071,784
Net income	116,291	126,640	111,885	105,108	90,444
Net income per share:
Basic	2.71	2.65	2.29	2.13	1.67
Diluted	2.50	2.45	2.12	1.97	1.59
Dividends paid per share(a)	$0.51	$0.47	$0.33	$0.02	$0.02

As Percent of Revenues:
Cost of goods sold	32.0%	33.0%	33.0%	32.0%	32.7%
Labor and related expenses	36.5	36.6	37.0	37.3	37.5
Impairment and store closing charges	0.3	--	--	--	--
Other store operating expenses	18.1	17.4	17.0	17.3	17.1
Store operating income	13.1	13.0	13.0	13.4	12.7
General and administrative expenses	5.9	5.1	5.3	5.6	5.6
Operating Income	7.2	7.9	7.7	7.8	7.1
Income before income taxes	6.4	7.5	7.3	7.4	6.8
Memo: Depreciation and amortization	2.7	2.6	2.7	2.9	3.0
Share-based compensation	0.5	--	--	--	--

Selected Balance Sheet Data:
Working capital (deficit)	$(25,585)	$(104,862)	$(39,195)	$(66,880)	$(51,252)
Total assets	1,681,297	1,533,272	1,435,704	1,327,165	1,264,673
Long-term debt	911,464	212,218	185,138	186,730	194,476
Other long-term obligations	66,918	48,411	36,225	30,454	25,992
Shareholders' equity	302,282	869,988	873,336	789,362	778,881

Selected Cash Flow Data:
Cash provided by operating activities	$214,846	$281,164	$200,481	$240,586	$196,277
Purchase of property and equipment, net of insurance recoveries	144,926	171,447	144,611	120,921	96,692
Share repurchases	704,160	159,328	69,206	166,632	216,834

Selected Other Data:
Common shares outstanding at end of year	30,926,906	46,619,803	48,769,368	47,872,542	50,272,459
Stores open at end of year:
Cracker Barrel	543	529	504	480	457
Logan's company-operated	141	124	107	96	84
Logan's franchised	25	23	20	16	12

Average Unit Volumes (b):
Cracker Barrel restaurant	$3,248	$3,291	$3,217	$3,157	$3,150
Cracker Barrel retail	876	959	988	939	945

Logan's company-operated	$3,183	$3,172	$3,040	$2,915	$2,959

Comparable Store Sales(c):
Period to period (decrease) increase in comparable store sales:
Cracker Barrel restaurant	(1.1)%	3.1%	2.0%	0.5%	5.3%
Cracker Barrel retail	(8.1)	(2.7)	5.3	(0.4)	2.3
Logan's company-operated	0.8	3.4	4.8	0.0	2.4
Memo: Cracker Barrel number of stores in comparable base	482	466	445	430	414
Memo: Logan’s number of restaurants in comparable base	100	93	83	71	59

(a)
On September 22, 2005, the Company’s Board of Directors (the “Board”) increased the quarterly dividend to $0.13 per share per quarter (an annual equivalent of $0.52 per share) from $0.12 per share per quarter. During 2006, the Company paid dividends of $0.13 per share during the second, third and fourth quarters of 2006. Additionally, on September 21, 2006, the Board declared a dividend of $0.14 per share payable on November 8, 2006 to shareholders of record on October 20, 2006. This dividend reflects a 7.7% increase from the previous quarterly dividend.

(b)	Average unit volumes include sales of all stores and are measured on comparable calendar weeks in the prior year.
(c)
Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

(d)
Includes charges of $8,890 before taxes for impairment and store closing costs. The Company completed a 16,750,000 common share Tender Offer (see Note 5 to the Consolidated Financial Statements). The Company adopted SFAS 123R, “Share-Based Payment,” on July 30, 2005 (see Note 8 to the Consolidated Financial Statements).

(e)	Includes charges of $431 before taxes for impairment costs.
(f)	Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company’s Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”) subsidiary.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company’s common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

	Fiscal Year 2006			Fiscal Year 2005
	Prices		Dividends Paid	Prices		Dividends Paid
	High	Low		High	Low
First	$41.45	$33.11	$0.12	$37.09	$30.00	$0.11
Second	45.00	33.95	0.13	43.14	36.08	0.12
Third	47.95	39.75	0.13	44.60	38.38	0.12
Fourth	41.12	32.27	0.13	42.12	37.75	0.12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All dollar amounts reported or discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management’s Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company’s fiscal year or quarter unless otherwise noted.

EXECUTIVE OVERVIEW

CBRL Group, Inc. (the “Company,” “our” or “we”) is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® (“Cracker Barrel”) and Logan’s Roadhouse® (“Logan’s”) restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at cbrlgroup.com.

We are in the business of delivering excellent guest dining experiences, and we strive to do that in 41 states at more than 684 company-owned and 25 franchised units. While each restaurant concept offers its own unique atmosphere and an array of distinct menu items, both are committed to executing outstanding guest service while focusing on delivery of high quality products at affordable prices.

Restaurant Industry

Our businesses operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. There are many segments within the restaurant industry, which overlap and often provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

Additionally, seasonal, economic and weather conditions also affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter. While retail sales in Cracker Barrel are made substantially to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season. Increases in gasoline and energy prices that began in 2004, continued in 2005 and 2006, among other things, appear to have affected consumer discretionary income and dining out habits. Severe weather can and has affected sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate the Company’s operational and financial performance, including the following:

Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores as the impact of new store openings is excluded.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at Cracker Barrel stores and helps identify overall effectiveness of our retail operations and initiatives. Management uses this measure to analyze a store’s ability to convert restaurant traffic into retail sales since the substantial majority of our retail guests are also restaurant guests.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of restaurant sales. Management uses this indicator as a primary measure of operating profitability.

Results of Operations

The following table highlights operating results over the past three years:

				Period to Period
	Relationship to Total Revenue			Increase (Decrease)
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Total revenue	100.0%	100.0%	100.0%	3%	8%
Cost of goods sold	32.0	33.0	33.0	--	8
Gross profit	68.0	67.0	67.0	4	8
Labor and other related expenses	36.5	36.6	37.0	3	7
Impairment and store closing charges	0.3	--	--	--	--
Other store operating expenses	18.1	17.4	17.0	8	10
Store operating income	13.1	13.0	13.0	3	8
General and administrative	5.9	5.1	5.3	18	5
Operating income	7.2	7.9	7.7	(6)	10
Interest expense	0.8	0.4	0.4	157	3
Interest income	--	--	--	--	--
Income before income taxes	6.4	7.5	7.3	(13)	11
Provision for income taxes	2.0	2.6	2.6	(23)	7
Net income	4.4	4.9	4.7	(8)	13
Memo: Share-based compensation included in general and administrative	0.5	--	--	--	--

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

	2006	2005	2004
Net Sales:
Cracker Barrel restaurant	66.2%	66.1%	66.1%
Logan’s company-operated	15.9	14.6	13.4
Total restaurant	82.1	80.7	79.5
Cracker Barrel retail	17.8	19.2	20.4
Total net sales	99.9	99.9	99.9
Franchise fees and royalties	0.1	0.1	0.1
Total revenue	100.0%	100.0%	100.0%

The following table highlights comparable store sales* results over the past two years:

	Cracker Barrel Period to Period Increase (Decrease)		Logan’s Period to Period Increase

	2006 vs. 2005	2005 vs. 2004	2006 vs. 2005	2005 vs. 2004
	(482 Stores)	(466 Stores)	(100 Stores)	(93 Stores)
Restaurant	(1.1)%	3.1%	0.8%	3.4%
Retail	(8.1)	(2.7)	--	--
Restaurant & Retail	(2.7)	1.8	0.8	3.4
*Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

Cracker Barrel comparable store restaurant sales averaged $3,279 per store in 2006 representing a decrease of 1.1% versus 2005. Comparable store restaurant sales increased 3.1% in 2005 versus 2004. The decrease in comparable store restaurant sales from 2005 to 2006 was due to a decrease in guest traffic of 3.2% and an increase in average check of 2.1%, including a 2.2% average menu price increase.

Cracker Barrel comparable store retail sales averaged $878 per store in 2006 representing a decrease of 8.1% versus 2005. Comparable store retail sales decreased 2.7% in 2005 versus 2004. The comparable store retail sales decrease from 2005 to 2006 resulted from restaurant guest traffic decreases, uncertain consumer sentiment and reduced discretionary spending, and weaker than expected response to the retail assortments and lower average spending per retail purchase as a result of lower product price points and greater markdowns.

    In 2006 total net sales (restaurant and retail) in the 482 Cracker Barrel comparable stores averaged $4,157. Retail sales were 21.1% of total net sales in the comparable 482 stores in 2006 and 22.4% in 2005.

    Logan’s comparable store sales increased 0.8% for 2006 versus 2005 at an average of $3,214 per restaurant. Comparable store sales increased 3.4% for 2005 versus 2004. The increase in comparable store sales from 2005 to 2006 resulted from an increase in average check of 2.4% and a decrease in guest traffic of 1.6%, including a 2.5% average menu price increase.

    Total revenue, which increased 2.9% and 7.8% in 2006 and 2005, respectively, benefited from the opening of 21, 25 and 24 Cracker Barrel stores in 2006, 2005 and 2004, respectively, and the opening of 20, 17 and 11 company-operated and 2, 3 and 4 franchised Logan’s restaurants in 2006, 2005 and 2004, respectively, partially offset by the closing of 7 Cracker Barrel stores and 3 company-owned Logan’s restaurants in February 2006. Average weekly sales (net sales divided by operating weeks in company-owned units) were approximately $62.5 per week for Cracker Barrel restaurants in 2006 (compared with $63.3 in 2005 and $61.7 in 2004), $16.8 for Cracker Barrel retail (compared with $18.4 for 2005 and $19.1 for 2004), and $61.2 for Logan’s (compared with $61.0 for 2005 and $59.5 for 2004).

Cost of Goods Sold

Cost of goods sold as a percentage of total revenue decreased to 32.0% in 2006 from 33.0% in 2005. This was due to higher average menu prices versus the prior year, lower commodity costs, higher initial mark-ons of retail merchandise and a lower percentage of retail sales, which have a higher cost as a percent of sales than do restaurant sales, partially offset by higher markdowns on retail merchandise.

Cost of goods sold as a percentage of total revenue in 2005 remained flat compared to 2004 at 33.0%. This was due to higher commodity costs for beef, pork, poultry and produce and higher markdowns on retail merchandise offset by higher menu pricing and a lower percentage of retail sales, which have a higher cost as a percent of sales than do restaurant sales, and higher initial mark-ons of retail merchandise

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 36.5%, 36.6% and 37.0% in 2006, 2005 and 2004, respectively. The year to year decrease from 2005 to 2006 was due to higher average menu prices versus the prior year and lower workers’ compensation expense and group health costs partially offset by higher hourly wages and store management salaries versus the prior year. The year to year decrease from 2004 to 2005 was due to lower bonuses under unit-level bonus programs, partially offset by higher hourly wage rates and manager wages versus the prior year.

Impairment and Store Closing Costs

During 2006 the Company decided to close seven Cracker Barrel stores and three Logan's restaurants and recorded impairment and store closing costs of $8,052. Additionally, during 2006 the Company recorded an impairment of $838 for its management trainee housing facility. The total impairment and store closing costs recorded in 2006 were $8,890. Impairment costs recorded in 2005 were $431.

Other Store Operating Expenses

Other store operating expenses include all unit-level operating costs, the major components of which are operating utilities, supplies, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 18.1%, 17.4% and 17.0% in 2006, 2005 and 2004, respectively. The year to year increase from 2005 to 2006 was due to higher utilities and supplies partially offset by higher average menu prices. The decrease from 2004 to 2005 was due to higher utilities, advertising and maintenance expenses offset partially by higher menu pricing versus the prior year.

General and Administrative Expenses

  General and administrative expenses as a percentage of total revenue were 5.9%, 5.1% and 5.3% in 2006, 2005 and 2004, respectively. The year to year increase from 2005 to 2006 was due to $9,900 of stock option expense as a result of the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004) “Share-Based

Payment” (“SFAS No. 123R”) in 2006, higher salaries and wages versus the prior year and the non-recurrence of an insurance recovery in the prior year relative to litigation settlements and related expenses incurred in earlier years. The year to year decrease from 2004 to 2005 was due to lower legal fees compared to prior year, which included a legal settlement and an insurance recovery relative to litigation settlements and related expenses incurred in prior years, offset partially by higher salaries versus prior year.

Interest Expense

Interest expense increased to $22,298 in 2006 from $8,693 in 2005 and from $8,444 in 2004. The year to year increase from 2005 to 2006 was due to higher average outstanding debt, higher interest rates and higher amortization of deferred financing costs. The increase from 2004 to 2005 resulted from higher average outstanding debt and higher interest rates offset partially by lower amortization of deferred financing costs and higher capitalized interest.

Provision for Income Taxes

    Provision for income taxes as a percent of income before income taxes was 30.8% for 2006, 34.6% for 2005 and 35.9% for 2004. The U.S. Internal Revenue Service (“IRS”) has examined the Company’s consolidated federal income tax returns through the year ended July 30, 2004. In March 2006, the Company reached a settlement with the IRS for these tax periods. The settlement had no material effect on the Company’s Consolidated Financial Statements for the year ended July 28, 2006. The decrease in the effective tax rate from 2005 to 2006 reflected lower state and local income taxes, the reversal of previously accrued reserves and higher employer tax credits as a percent of income before income taxes due to the decrease in income before income taxes from 2005 to 2006. The reason for the decrease in the tax rate from 2004 to 2005 was the enactment of legislation signed on October 22, 2004 making the expired Work Opportunity and Welfare to Work federal tax credit retroactive to January 1, 2004.

Recently Adopted Accounting Pronouncements

Share-Based Compensation

Prior to July 30, 2005, the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in the Company’s prior year net income for grants of stock options because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant.

Effective July 30, 2005, the Company, adopted the fair value recognition provisions of SFAS No. 123R. The Company elected to adopt using the modified prospective method, under which share-based compensation cost includes amortization over the respective vesting periods for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model. Share-based compensation under SFAS No. 123R is recorded in general and administrative expenses in the Consolidated Statement of Income in 2006.

Before adoption of SFAS No. 123R, pro forma disclosure reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model. Under the Black-Scholes option-pricing model the Company estimated volatility using only its historical share price performance over the expected life of the option. However, under SFAS No. 123R the expected volatility is estimated using a blend of implied volatility based on market-traded options on the Company’s common stock and historical volatility of the Company’s common stock over the contractual life of the options. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company issues new shares of common stock to satisfy stock option exercises or grants of restricted shares.

Compensation cost for share-based payment arrangements recognized in general and administrative expenses for 2006 was $9,900 for stock options and $3,539 for restricted stock grants as compared to no expense for stock options and $1,261 for restricted stock in 2005. For 2006, the adoption of SFAS No. 123R decreased both the Company’s reported operating income and income before income taxes by $9,900 and decreased reported net income by $6,851. The adoption of SFAS No. 123R decreased both reported basic and diluted net income per share by $0.16 and $0.15, respectively for 2006. The adoption of SFAS No. 123R for 2006 also resulted in a decrease in reported cash flow from operating activities of $6,441 offset by an increase in reported cash flow from financing activities of $6,441. Because the Company did not adopt SFAS No. 123R until July 30, 2005, operating income, income before income taxes, cash flow from operating activities, cash flow from financing activities, net income or basic and diluted net income per share during the year ended July 29, 2005 were not affected by its adoption.

As of July 28, 2006, there was $17,162 of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.10 years. No restricted stock grants vested during 2006.

Rental Costs

In October 2005, the Financial Accounting Standards Board (the “FASB”) issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP No. 13-1”). FSP No. 13-1 states that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense in income from continuing operations as opposed to capitalizing such rental costs. Although the provisions of FSP No. 13-1 are effective for the first reporting period beginning after December 15, 2005, the Company has chosen to early adopt this guidance in its first quarter of 2006. The early adoption of FSP No. 13-1 did not affect the Company’s consolidated results of operations or financial position since this treatment did not differ from the Company’s then-existing accounting policy.

Amortization Period of Leasehold Improvements

In September 2005, the FASB issued Emerging Issues Task Force (“EITF”) No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”). EITF 05-6 states that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 further states that leasehold improvements placed in service significantly after and not contemplated at or near the beginning of a lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. This consensus does not apply to preexisting leasehold improvements. The provisions of EITF 05-6 are effective for leasehold improvements that are purchased or acquired in reporting periods beginning after September 28, 2005, with early adoption permitted. The Company adopted this guidance in the first quarter of 2006. The early adoption of EITF 05-6 did not affect the Company’s results of operations or financial position since this treatment did not differ from the Company’s then-existing accounting policy.

Taxes Collected from Customers

In June 2006, a consensus was reached by the FASB on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). As permitted by the provisions of EITF 06-3, the Company’s policy is to present sales in the income statement on a net presentation basis after deducting sales tax.

Recent Accounting Pronouncements Not Yet Adopted

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and cannot yet determine the impact of its adoption in the first quarter of 2008.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. The Company is subject to market risk exposure related to changes in interest rates. As of October 2, 2006, the Company has a $723,000 Term Loan B and has in place a $200,000 Delayed-Draw Term Loan facility, which mature on April 27, 2013 and a $250,000 Revolving Credit Facility, which matures April 27, 2011. The

Term Loan B and the facilities bear interest, at the Company’s election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 28, 2006, the Company had $723,000 outstanding under the Term Loan B and no amounts outstanding under the Delayed-Draw or the Revolving Credit facilities.

The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company does not hold or use derivative financial instruments for trading purposes. Prior to 2006, the Company had no derivative financial instruments that required fair value accounting treatment.

The Company’s policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 6, 12 and 14). To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as cash flow hedges. The swapped portion of our Term Loan B will be fixed at a rate of 5.57% plus our then current credit spread, or 7.07% based on today’s credit spread, over the 7-year life of the term loan and the interest rate swap. The swapped portion is $525,000 to May 2, 2007, $650,000 from May 3, 2007 to May 4, 2008, $625,000 from May 5, 2008 to May 3, 2009, $600,000 from May 4, 2009 to May 2, 2010, $575,000 from May 3, 2010 to May 2, 2011, $550,000 from May 3, 2011 to May 2, 2012, and $525,000 for May 3, 2012 to May 2, 2013. The estimated fair value of this interest rate swap liability was $7,220 at July 28, 2006 and is included in other long-term obligations. The offset to the interest rate swap liability is in other comprehensive loss, net of the deferred tax asset. Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings.

While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company’s consolidated financial position, results of operations or cash flows would not be material.

Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Four food categories (beef, dairy (including eggs), pork and poultry) account for the largest shares of the Company’s food purchases at approximately 19%, 11%, 10% and 9%, respectively. Other categories affected by the commodities markets, such as produce and seafood, may each account for as much as 6% of the Company’s food purchases. While the Company has some of its food items prepared to its specifications, the Company’s food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, the Company believes it will be able to pass through some or much of the increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company, as happened in 2005.

Strategic Initiatives

As previously announced in the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2006, the Company, with the assistance of a financial advisor, undertook a review of its capital structure and other potential initiatives intended to enhance shareholder value (the “Review”).

The Review, to date, has resulted in: 1) the repurchase of 16,750,000 shares of the Company’s common stock at $42.00 per share pursuant to a modified “Dutch Auction” tender offer (the “Tender Offer”); 2) the execution by the Company, effective April 27, 2006, of a $1.25 billion credit facility (the “2006 Credit Facility”) including an $800 million term loan facility, a $200 million delayed-draw term loan facility and a $250 million revolving credit facility; and 3) the draw of $725 million under the term loan facility to finance the Tender Offer and the cancellation of the remaining $75 million under the term loan facility. Simultaneously with the term loan draw, the Company entered into an interest rate swap that fixed the interest rate on a portion of the term loan draw at 5.57% plus the Company’s then current credit spread, or 7.07% based on today’s credit spread, over the 7-year life of the term loan and the interest rate swap. The $200 million delayed-draw term loan facility can be used any time prior to October 27, 2007 to refinance the Company’s 3.0% zero-coupon contingently convertible senior notes (the “Senior Notes”) or for general corporate purposes. The Company, pursuant to the Review, also announced its intention to divest itself of its wholly-owned subsidiary, Logan’s, subject to achieving fair and satisfactory consideration and approval of the Company’s Board of Directors. In the event of a divestiture of Logan’s, the 2006 Credit Facility requires the Company to maintain a maximum specified consolidated total leverage ratio from the closing date of the divestiture and thereafter. This ratio will determine the minimum excess cash that the Company must use to pay down its term loan. The remaining proceeds of that divestiture could be used to repurchase additional CBRL common stock, to reduce debt further and/or for other general corporate purposes.

Standard & Poor’s (“S & P”) issued a “credit watch/negative” notice with respect to the Company’s indebtedness when the Review was disclosed. Subsequently in March 2006, S & P lowered its rating on the Company’s corporate credit and Senior Notes from BBB- to BB+ upon the announcement of the approval of the plan to incur indebtedness and repurchase shares pursuant to the Tender Offer. In May 2006, S & P again lowered the rating on the Senior Notes to B+ reflecting the relatively large amount of secured debt and lowered the rating on the new 2006 Credit Facility to BB while taking the Company off its credit watch. Moody’s Investor Service (“Moody’s”) changed the Company’s outlook to “developing” when the Review was disclosed. Subsequently in March 2006, Moody’s downgraded the Company’s corporate family rating to Ba1 from Baa3, resulting from the Company’s entering into the 2006 Credit Facility. At that time, Moody’s also placed these ratings under review for possible downgrade. Subsequently in April 2006 as a result of the Company’s plan to draw on the 2006 Credit Facility to finance the Tender Offer, Moody’s downgraded the Company’s Senior Notes to Ba3 from Ba1 and the corporate family rating to Ba2 from Ba1, assigned a rating of Ba2 to the 2006 Credit Facility and assigned a stable rating outlook for the Company.

In the event that either or both of the Company’s ratings decline further, the Company may incur an increase in future borrowing costs. Additionally, since the rating from Moody’s declined to Ba3 and the Standard & Poor’s rating declined below BB- each $1 (face value at maturity) Senior Note became convertible into 10.8584 shares of the Company’s common stock (approximately 4.6 million shares in the aggregate). The Company has received verification from the Trustee of the Senior Notes that, as of September 29, 2006, no holders of the Senior Notes have exercised their option to convert. Additionally, the Senior Notes are callable at the Company’s election in the third quarter of the Company’s 2007 fiscal year or putable at the holder’s election at the same time and every fifth anniversary thereafter. The Company has classified the Senior Notes as long-term obligations due to the Company’s intent and ability to refinance these Senior Notes on a long-term basis.

Liquidity and Capital Resources

The following table presents a summary of the Company’s cash flows for the last three years:

	2006	2005	2004
Net cash provided by operating activities	$214,846	$281,164	$200,481
Net cash used in investing activities	(137,072)	(170,066)	(143,666)
Net cash used in financing activities	(5,385)	(122,700)	(42,429)

Net increase (decrease) in cash and cash equivalents	$ 72,389	$(11,602)	$ 14,386

The Company’s cash generated from operating activities was $214,846 in 2006. Most of this cash was provided by net income adjusted by depreciation and amortization, increases in other long-term obligations, other accrued expenses and income taxes payable, decreases in inventories and other adjustments to net income from the tax benefit realized upon exercise of stock options, accretion on zero coupon contingently convertible senior notes, impairment charges and loss on disposition of property partially offset by decreases in deferred income taxes and accrued employee benefits and increases in other assets.

The Company had negative working capital of $25,585 at July 28, 2006 versus negative working capital of $104,862 at July 29, 2005. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

    Capital expenditures (purchase of property and equipment) were $144,926, $171,447 and $144,611 in 2006, 2005 and 2004, respectively. Costs of new locations accounted for the majority of these expenditures. Capital expenditures in 2006 are net of proceeds from insurance recoveries of $1,365.

The Company's new Term Loan B and internally generated cash, along with cash at July 29, 2005, proceeds from stock option exercises, the Company’s available revolver and the Company’s ability to enter into real estate operating lease arrangements, were sufficient to finance all of its growth, share repurchase, dividend and other cash payment obligations in 2006.

In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) . The Company’s closing share price, as reported by Nasdaq, on July 28, 2006 was $32.41. During the third quarter of 2006, since the rating from Moody’s declined to Ba3 and the Standard & Poor’s rating declined below BB-, each Note became convertible into 10.8584 shares of the Company’s common stock. As of September 29, 2006, the Company has received verification from the Trustee that no holders have exercised their option to convert. After the adoption of EITF No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” in the second quarter of 2005, the Company was required to include approximately 4.6 million shares in its diluted shares outstanding related to its convertible debt. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes, since these Senior Notes are treated as if converted into common stock although at the end of 2005 and 2006 the Senior Notes were not actually converted into stock, nor did the requirements exist that would have allowed them to be converted. Obligations under the Company's Senior Notes, which may require short-term repayments in 2007, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through its existing $200,000 delayed-draw term loan and its existing credit facilities.

At the beginning of 2006, the Company had 821,081 shares remaining under repurchase authorizations previously in effect at the end of 2005. During 2006, the Company did not make any share repurchases with the exception of those made in the Tender Offer. The Company has not determined when it expects to repurchase the remaining 821,081 shares authorized; this matter will be reviewed in connection with the timing and amount of proceeds from the potential divestiture of Logan’s. The Company’s principal criteria for share repurchases are that they be accretive to net income per share and are within the limits imposed by the Company’s debt covenants under the 2006 Credit Facility.

During 2006 the Company received proceeds of $27,283 from the exercise of stock options to acquire 1,057,103 shares of its common stock and tax benefit upon exercise of stock options of $6,441.

During the first quarter of 2006, the Board approved a quarterly dividend of $0.13 per common share (an annual equivalent of $0.52 per share), an increase from a quarterly dividend of $0.12 approved in 2005. The Company paid such dividends of $0.13 per share during the second, third and fourth quarters of 2006 and the first quarter of 2007. Additionally, on September 21, 2006, the Board declared a dividend of $0.14 per share payable on November 8, 2006 to shareholders of record on October 20, 2006. This dividend reflects a 7.7% increase from the previous quarterly dividend.

The Company estimates that its capital expenditures (purchase of property and equipment) for 2007 will be up to $115,000, excluding capital expenditures for Logan’s, most of which will be related to the acquisition of sites and construction of 19-20 new Cracker Barrel stores and openings that will occur during 2007, as well as for acquisition and construction costs for locations to be opened in 2008. Due to the uncertain timing of a possible Logan’s divestiture, the Company is not providing an estimate for Logan’s capital expenditures.

Management believes that cash at July 28, 2006, along with cash generated from the Company’s operating activities, stock option exercises and available borrowings under the term loan and revolving credit facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans, its expected refinancing of its senior convertible notes, its principal payments on its debt and its dividend payments through 2007. At July 28, 2006, the Company had $209,492 available under its revolving credit facility.

Off-Balance Sheet Arrangements

Other than various operating leases, as disclosed more fully in the Material Commitments section below and Note 12 to the Company’s Consolidated Financial Statements, the Company has no other material off-balance sheet arrangements.

Material Commitments

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although the Company is not currently legally obligated for all optional renewal periods. This method was deemed appropriate under SFAS No. 13, “Accounting for Leases,” to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

The Company’s contractual cash obligations and commitments as of July 28, 2006, are summarized in the tables below:

		Payments due by Year

	Total	2007	2008-2009	2010-2011	After 2011

Term Loan B	$723,000	$8,000	$16,000	$16,000	$683,000
Convertible Debt	196,464	--	--	--	196,464
Long-term debt(a)	919,464	8,000	16,000	16,000	879,464
Operating lease base term and exercised options - excluding billboards (b)	443,471	35,602	71,290	68,060	268,519
Operating lease renewal periods not yet exercised - excluding billboards (c)	390,243	32	861	2,030	387,320
Operating leases for billboards	36,769	19,866	16,789	107	7
Capital leases	143	123	20	--	--
Purchase obligations (d)	290,870	235,652	35,931	18,856	431
Other long-term obligations(e)	30,202	--	2,513	683	27,006

Total contractual cash obligations	$2,111,162	$299,275	$143,404	$105,736	$1,562,747

	Amount of Commitment Expirations by Year

	Total	2007	2008-2009	2010-2011	After 2011

Revolving Credit facility	$250,000	--	--	$250,000	--
Delayed-Draw Term Loan facility (f)	$200,000	--	--	--	$200,000
Standby letters of credit	40,508	$24,936	$15,572	--	--
Guarantees (g)	2,584	361	721	721	$781

Total commitments	$493,092	$25,297	$16,293	$250,721	$200,781

(a)
The Convertible Debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $196,464 balance is the accreted carrying value of the debt at July 28, 2006. The Convertible Debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. The balance on the Term Loan B is $723,000 at July 28, 2006. Using the minimum principal payment schedule on the Term Loan B and a 7.07% interest rate, which is the same rate as the Company’s fixed rate under its interest rate swap plus its current credit spread of 1.50%, the Company will have interest payments of $52,310, $100,938, $98,650 and $84,582 in 2007, 2008-2009, 2010-2011 and after 2011, respectively. The Company had no amounts outstanding under its variable rate Revolving Credit facility as of July 28, 2006. The Company paid $1,001 in non-use fees (also known as commitment fees) on the Revolving Credit facility during 2006. Based on no outstanding revolver balance at July 28, 2006 and the Company’s current unused commitment fee as defined in the Revolving Credit Agreement, the Company’s unused commitment fees in 2007 would be $2,086; however, the actual amount will differ based on actual usage of the Revolving Credit facility in 2007.

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

(e)
Other long-term obligations include the Company’s Non-Qualified Savings Plan ($24,860, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($2,573), FY2005 and FY2006 Mid-Term Incentive and Retention Plans ($422, cash portion only; see Note 9 to the Consolidated Financial Statements), FY2004, FY2005 and FY2006 Long-Term Retention Incentive Plans ($2,192) and FY2006 SOX Retention Plan ($155).

(f)
The $200,000 Delayed-Draw Term Loan facility can be used any time prior to October 27, 2007 to refinance the Company’s Senior Notes or for general corporate purposes and any term loans under this facility mature April 27, 2013.

(g) Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.

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

Impairment of Long-Lived Assets and Provision for Asset Dispositions

Property and Equipment

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.

During 2006, the Company decided to close seven Cracker Barrel stores and three Logan’s restaurants, which resulted in impairment charges and store closing costs of $8,052. Initially these impairments were recorded based upon the lower of each unit’s carrying amount or fair value. The units’ fair values were largely determined based upon estimates provided by third-party appraisers using market comparables. The impaired locations were closed in February 2006 and were classified at that time as held for sale and were remeasured at their fair values less the costs to sell. The locations were closed due to weak financial performance, an unfavorable outlook, and relatively positive prospects for proceeds from disposition for certain locations. Additionally, during 2006 the Company recorded an impairment of $838 on its Cracker Barrel management trainee housing facility. As of July 28, 2006, the Company had sold three Cracker Barrel stores and one Logan’s restaurant and expects the sale of the remaining four owned properties to be completed within one year. The store closing charges included employee termination benefits, lease termination and other costs and are included in the impairment and store closing charges line on the accompanying Consolidated Statement of Income. The Company also recorded an impairment loss of $431 in 2005 with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market.

Goodwill

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

Insurance Reserves

The Company self-insures a significant portion of expected losses under its workers’ compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004. Since 2004, the Company has elected not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company’s third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company’s third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Changes in these factors in the future may produce materially different amounts of expense than would be reported under these insurance programs.

Tax Provision

The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company’s Consolidated Financial Statements and its consolidated financial position.

Share-Based Compensation

In accordance with the adoption of SFAS No. 123R, the Company recognized share-based compensation expense in 2006. This included expensing stock options as share-based compensation in 2006, which had not been required or done in previous years. The fair value of each option award granted subsequent to July 29, 2005 was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates the following ranges of assumptions:

•  The expected volatility is a blend of implied volatility based on market-traded options on the Company’s stock and historical volatility of the Company’s stock over the contractual life of the options.
•  The Company uses historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
•  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
•  The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The expected volatility, option exercise and termination assumptions involve management’s best estimates at that time, all of which impact the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option.  Management updates the historical and implied components of the expected volatility assumption quarterly.  Management updates option exercise and termination assumptions quarterly. The expected life is a by-product of the lattice model, and is updated when new grants are made.

SFAS No. 123R also requires that compensation expense be recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Management updates the estimated forfeiture rate to actual on each of the vesting dates and adjusts compensation expense accordingly, so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Unredeemed Gift Cards and Certificates

Unredeemed gift cards and certificates represent a liability of the Company related to deferred revenue and are recorded at their expected redemption value. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed (“breakage”) gift cards and certificates in the period of the original sale for those states that exempt gift cards and certificates from their escheat laws and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state for those states that do not exempt gift cards and certificates from their escheat laws and reduces its liability and records revenue accordingly. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

Legal Proceedings

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to its business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these actions will not materially affect the Company’s consolidated results of operations or financial position. The Company reviews outstanding claims and proceedings internally and with external counsel as necessary to assess probability of loss and for the ability to estimate loss.  These assessments are re-evaluated each quarter or as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve.  In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

The Company is a member of a class of a settled lawsuit against Visa U.S.A. Inc. (“Visa”) and MasterCard International Incorporated (“MasterCard”). The Visa Check/Mastermoney Antitrust litigation settlement became final on June 1, 2005. The settlement provides $3,050,000 in compensatory relief by Visa and MasterCard to be funded over a fixed period of time to respective Settlement Funds. The Company expects to receive approximately $1,700 ($900 after taxes and third party collection fees) as its share of the proceeds from the settlement. The Company believes this settlement represents an indeterminate mix of loss recovery and gain contingency and therefore believes the application of a gain contingency model is the appropriate model to use for the entire amount of expected proceeds. Therefore, the Company decided to exclude the expected settlement proceeds from recognition in the consolidated financial statements for the year ended July 28, 2006. At the time the settlement is known beyond a reasonable doubt, the Company will record such gain contingency.

Management’s Report on Internal Control over Financial Reporting

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

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. Our disclosure controls and procedures and our internal controls, however, will not and can not prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of July 28, 2006, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

            /s/ Michael A. Woodhouse
            Michael A. Woodhouse
            Chairman, President and Chief Executive Officer

            /s/ Lawrence E. White
            Lawrence E. White
            Senior Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.:

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the “Company”) as of July 28, 2006 and July 29, 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended July 28, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CBRL Group, Inc. and subsidiaries as of July 28, 2006 and July 29, 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment effective July 30, 2005, which resulted in the Company changing the method in which it accounts for share-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of July 28, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 3, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
October 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CBRL Group, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of July 28, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of July 28, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 28, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended July 28, 2006, of the Company and our report dated October 3, 2006, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph referring to the Company adopting the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment effective July 30, 2005.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
October 3, 2006

CBRL GROUP, INC.
CONSOLIDATED BALANCE SHEET
	(In thousands except share data)
ASSETS	July 28, 2006	July 29, 2005
Current Assets:
Cash and cash equivalents	$89,562	$17,173
Property held for sale	4,716	--
Receivables	14,629	13,736
Inventories	138,176	142,804
Prepaid expenses	5,996	7,238
Deferred income taxes	17,017	9,532
Total current assets	270,096	190,483

Property and Equipment:
Land	339,865	328,362
Buildings and improvements	745,416	709,730
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	396,550	359,533
Leasehold improvements	262,525	228,859
Construction in progress	25,004	34,275
Total	1,772,649	1,664,048
Less: Accumulated depreciation and amortization of capital leases	502,565	445,750
Property and equipment - net	1,270,084	1,218,298
Goodwill	93,724	93,724
Other assets	47,393	30,767
Total	$1,681,297	$1,533,272

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$83,846	$97,710
Current maturities of long-term debt and other long-term obligations	8,116	210
Taxes withheld and accrued	38,126	36,396
Income taxes payable	22,444	22,211
Accrued employee compensation	48,718	49,283
Accrued employee benefits	40,570	43,631
Deferred revenues	21,413	20,818
Other accrued expenses	32,448	25,086
Total current liabilities	295,681	295,345
Long-term debt	911,464	212,218
Other long-term obligations	66,918	48,411
Deferred income taxes	104,952	107,310

Commitments and Contingencies (Note 12)
Shareholders’ Equity:
Preferred stock - 100,000,000 shares of $.01 par value authorized; no shares issued	--	--
Common stock - 400,000,000 shares of $.01 par value authorized; 2006 - 30,926,906 shares issued and outstanding; 2005 - 46,619,803 shares issued and outstanding	309	466
Additional paid-in capital	4,257	--
Accumulated other comprehensive (loss)	(4,529)	--
Retained earnings	302,245	869,522
Total shareholders' equity	302,282	869,988
Total	$1,681,297	$1,533,272

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME
	(In thousands except share data) Fiscal years ended
	July 28, 2006	July 29, 2005	July 30, 2004

Total revenue	$2,642,997	$2,567,548	$2,380,947
Cost of goods sold	845,644	847,045	785,703
Gross profit	1,797,353	1,720,503	1,595,244
Labor and other related expenses	963,922	939,849	880,617
Impairment and store closing charges (see Note 2)	8,890	431	--
Other store operating expenses	479,165	445,455	405,139
Store operating income	345,376	334,768	309,488
General and administrative	155,847	132,606	126,501
Operating income	189,529	202,162	182,987
Interest expense	22,298	8,693	8,444
Interest income	818	96	5
Income before income taxes	168,049	193,565	174,548
Provision for income taxes	51,758	66,925	62,663
Net income	$116,291	$126,640	$111,885
Net income per share - basic	$2.71	$2.65	$2.29
Net income per share - diluted	$2.50	$2.45	$2.12
Basic weighted average shares outstanding	42,917,319	47,791,317	48,877,306
Diluted weighted average shares outstanding	48,044,440	53,382,007	54,952,633

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	Common Stock		Additional	Accumulated Other		Total
	Shares	Amount	Paid-In Capital	Comprehensive (Loss)	Retained Earnings	Shareholders’ Equity
Balances at August 1, 2003	47,872,542	$479	--	--	$788,883	$789,362
Cash dividends declared - $.44 per share	--	--	--	--	(21,556)	(21,556)
Share-based compensation	--	--	$116	--	--	116
Exercise of stock awards	2,666,126	27	50,067	--	--	50,094
Tax benefit realized upon exercise of stock options	--	--	12,641	--	--	12,641
Purchases and retirement of common stock	(1,769,300)	(18)	(48,842)	--	(20,346)	(69,206)
Net income	--	--	--	--	111,885	111,885
Balances at July 30, 2004	48,769,368	488	13,982	--	858,866	873,336
Cash dividends declared - $.48 per share	--	--	--	--	(22,991)	(22,991)
Share-based compensation	--	--	1,261	--	--	1,261
Exercise of stock awards	1,921,354	19	38,061	--	--	38,080
Tax benefit realized upon exercise of stock options	--	--	12,990	--	--	12,990
Purchases and retirement of common stock	(4,070,919)	(41)	(66,294)	--	(92,993)	(159,328)
Net income	--	--	--	--	126,640	126,640
Balances at July 29, 2005	46,619,803	466	--	--	869,522	869,988
Comprehensive Income:
Net income	--	--	--	--	116,291	116,291
Change in fair value of interest rate swap, net of tax benefit of $2,691 (See Notes 2 and 6.)	--	--	--	$(4,529)	--	(4,529)
Total comprehensive income	--	--	--	(4,529)	116,291	111,762
Cash dividends declared - $.52 per share	--	--	--	--	(22,471)	(22,471)
Share-based compensation	---	--	13,439	--	--	13,439
Exercise of stock awards	1,057,103	11	27,272	--	--	27,283
Tax benefit realized upon exercise of stock options	--	--	6,441	--	--	6,441
Purchases and retirement of common stock	(16,750,000)	(168)	(42,895)	--	(661,097)	(704,160)
Balances at July 28, 2006	30,926,906	309	4,257	$(4,529)	302,245	302,282

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
	(In thousands)
	Fiscal years ended
	July 28, 2006	July 29, 2005	July 30, 2004
Cash flows from operating activities:
Net income	$116,291	$126,640	$111,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,278	67,321	63,868
Loss on disposition of property and equipment	1,859	3,654	3,334
Impairment	7,662	431	--
Accretion on zero-coupon contingently convertible senior notes	5,747	5,579	5,408
Share-based compensation	13,439	1,261	116
Excess tax benefit from share-based compensation	(6,441)	12,990	12,641
Changes in assets and liabilities:
Receivables	(893)	(3,934)	(652)
Inventories	4,628	(984)	(5,800)
Prepaid expenses	1,242	1,131	563
Other assets	(5,657)	(11,465)	(4,863)
Accounts payable	(13,864)	44,415	(28,877)
Taxes withheld and accrued	1,730	1,857	2,436
Income taxes payable	6,674	3,640	10,394
Accrued employee compensation	(565)	(183)	(687)
Accrued employee benefits	(3,061)	4,341	508
Deferred revenues	595	1,471	3,712
Other accrued expenses	8,910	(2,679)	6,356
Other long-term obligations	11,424	12,396	5,755
Deferred income taxes	(7,152)	13,282	14,384
Net cash provided by operating activities	214,846	281,164	200,481
Cash flows from investing activities:
Purchase of property and equipment	(146,291)	(171,447)	(144,611)
Proceeds from insurance recoveries of property and equipment	1,365	--	--
Proceeds from sale of property and equipment	7,854	1,381	945
Net cash used in investing activities	(137,072)	(170,066)	(143,666)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,343,500	609,700	150,000
Proceeds from exercise of stock options	27,283	38,080	50,094
Principal payments under long-term debt
and other long-term obligations	(642,232)	(588,388)	(157,125)
Purchases and retirement of common stock	(704,160)	(159,328)	(69,206)
Dividends on common stock	(24,019)	(22,764)	(16,191)
Excess tax benefit from share-based compensation	6,441	--	--
Deferred financing costs	(12,198)	--	(1)
Net cash used in financing activities	(5,385)	(122,700)	(42,429)
Net increase (decrease) in cash and cash equivalents	72,389	(11,602)	14,386
Cash and cash equivalents, beginning of year	17,173	28,775	14,389
Cash and cash equivalents, end of year	$89,562	$17,173	$28,775

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$1,755	$1,178	$1,108
Income taxes	52,703	37,848	26,501

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share data)

1.   Description of the Business

    CBRL Group, Inc. and its affiliates (collectively, in the Notes, the “Company”) are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept and the Logan’s Roadhouse® (“Logan’s”) restaurant concept.

2.   Summary Of Significant Accounting Policies

      GAAP - The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United
      States (“GAAP”).

     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company’s fiscal year or quarter unless noted otherwise.

     Principles of consolidation - The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

     Financial instruments - The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 28, 2006, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company’s zero-coupon contingently convertible senior notes (the “Senior Notes”) in long-term debt at July 28, 2006 were $196,464 and $195,726, respectively. The fair value of the Senior Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 28, 2006. The fair value of the Company’s variable-rate Term Loan B approximates its carrying value. The estimated fair value of the Company’s interest rate swap liability on a portion of its Term Loan B is included in other long-term obligations (see “Derivative instruments and hedging activities” in this Note).

     The Company adopted Emerging Issues Task Force (“EITF”) No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” issued by the Financial Accounting Standards Board (“FASB”), in the second quarter of 2005. EITF 04-8 requires the use of “if-converted” accounting for contingently convertible debt regardless of whether the contingencies allowing debt holders to convert have been met. The adoption of EITF 04-8 resulted in the Company’s Senior Notes (see Note 4 for the impact on the net income per share calculation and Note 6 for a description of these Senior Notes) representing a dilutive security and requiring approximately 4.6 million shares to be included in diluted weighted average shares outstanding for the calculation of diluted net income per share. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock. EITF 04-8 affects only the calculation of diluted net income per share, and has no effect on the financial statements themselves or on the terms of the Senior Notes.

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

     Store pre-opening costs - Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the Operating Leases section of this Note 2 to the Consolidated Financial Statements.

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

  Depreciation expense was $71,049, $66,687 and $62,304 for 2006, 2005 and 2004, respectively. Accelerated depreciation methods are generally used for income tax purposes.

  Capitalized interest was $756, $870 and $615 for 2006, 2005 and 2004, respectively.

  Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

  Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Impairment of long-lived assets - The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.

    During 2006, the Company decided to close seven Cracker Barrel stores and three Logan’s restaurants, which resulted in impairment charges and store closing costs of $8,052. Initially these impairments were recorded based upon the lower of unit carrying amount or fair value. The units’ fair values largely were determined based upon estimates provided by third-party appraisers using market comparables. The impaired locations were closed in February 2006 and were classified at that time as held for sale and were remeasured at their fair value less cost to sell. The locations were closed due to weak financial performance, an unfavorable outlook, and relatively positive prospects for proceeds from disposition for certain locations. Additionally, during 2006, the Company recorded an impairment of $838 on its Cracker Barrel management trainee housing facility. As of July 28, 2006, the Company had sold three Cracker Barrel stores and one Logan’s restaurant and expects the sale of the remaining four owned properties to be completed within one year. The store closing charges included employee termination benefits, lease termination and other costs and are included in the impairment and store closing charges line on the accompanying Consolidated Statement of Income. The remaining accrual for store closing costs at July 28, 2006 was $494. The Company also recorded an impairment loss of $431 in 2005 with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market. The results of operations for all restaurants closed in fiscal 2006 and 2005 are not material to our consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

Operating leases - The Company has ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. In accordance with FASB Technical Bulletin (“FTB”) No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain of the renewal periods that can be exercised at the Company’s option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.

Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation in accordance with FTB No. 88-1, “Issues Relating to Accounting for Leases.” Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.

Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation. The Company uses a lease life that extends through certain of the renewal periods that can be exercised at the Company’s option.

    Advertising - The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $43,336, $44,409 and $38,442 for 2006, 2005 and 2004, respectively.

    Insurance - The Company self-insures a significant portion of expected losses under its workers’ compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004. Since 2004 the Company has elected not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 lifetime for any employee (including dependents) in the program. The Company records a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company’s third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company’s third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

    Goodwill -- Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan’s in 1999. The Company accounts for goodwill and other intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and other intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company performs its annual assessment during its second quarter. There were no indications of impairment for 2004, 2005 or 2006. Additionally, an assessment is performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

    Revenue recognition - The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. As permitted by the provisions of EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, the Company’s policy is to present sales in the Consolidated Statement of Income on a net presentation basis after deducting sales tax.

   Unredeemed gift cards and certificates - Unredeemed gift cards and certificates represent a liability of the Company related to deferred revenue and are recorded at their expected redemption value. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability and records revenue accordingly. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

    Income taxes - Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 10).

    Net income per share - Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock (see Notes 4 and 6). The Company’s Senior Notes, outstanding employee and director stock options and restricted stock (also known as unvested shares) issued by the Company represent the only dilutive effects on diluted net income per share.

    Share-based compensation - The Company has four share-based compensation plans for employees and non-employee directors, which authorize the granting of stock options, restricted stock, and other types of awards consistent with the purpose of the plans (see Note 8). The number of shares authorized for issuance under the Company’s plans as of July 28, 2006 totals 26,294,452, of which 2,241,128 shares were available for future issuance. Stock options granted under these plans are granted with an exercise price equal to the market price of the Company’s stock on the date immediately preceding the date of the grant (except grants made to employees under the Company’s 2002 Omnibus Incentive Compensation Plan, whose exercise price is equal to the closing price on the day of the grant); those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

    Prior to July 30, 2005, the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in the Company’s prior year net income for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant. The reported share-based compensation expense, net of related tax effects, in the table below represents the amortization of restricted stock grants.

    Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for 2005 and 2004, the Company's consolidated net income and net income per share would have been reduced to the pro-forma amounts illustrated as follows:

	2005	2004
Net income - as reported	$126,640	$111,885
Add: Total share-based employee compensation included in reported net income, net of related tax effects	825	74
Deduct: Total share-based compensation expense determined under fair-value based method for all awards, net of tax effects	(9,624)	(10,900)
Net income - pro forma	$117,841	$101,059

Net income per share:
Basic - as reported	$2.65	$2.29
Basic - pro forma	$2.47	$2.07

Diluted - as reported	$2.45	$2.12
Diluted - pro forma	$2.29	$1.92

The Company adopted SFAS 123R “Share-Based Payment” on July 30, 2005 (see Note 8).

    Segment reporting - The Company accounts for its segment in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.” SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 11).

    Derivative instruments and hedging activities - The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its subsequent amendments. These statements specify how to report and display derivative instruments and hedging activities.

    The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company does not hold or use derivative financial instruments for trading purposes. Prior to 2006 the Company had no derivative financial instruments that required fair value accounting treatment.

    The Company’s policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 6, 12 and 14). To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as cash flow hedges. The swapped portion of the Term Loan B will be fixed at a rate of 5.57% plus the Company’s then current credit spread, or 7.07% based on today’s credit spread, over the 7-year life of the term loan and the interest rate swap. The swapped portion is $525,000 to May 2, 2007, $650,000 from May 3, 2007 to May 4, 2008, $625,000 from May 5, 2008 to May 3, 2009, $600,000 from May 4, 2009 to May 2, 2010, $575,000 from May 3, 2010 to May 2, 2011, $550,000 from May 3, 2011 to May 2, 2012, and $525,000 for May 3, 2012 to May 2, 2013. The estimated fair value of this interest rate swap liability was $7,220 at July 28, 2006 and is included in other long-term obligations. The offset to the interest rate swap liability is in other comprehensive income (loss), net of the deferred tax asset. Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings.

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

    Recent Accounting Pronouncements Not Yet Adopted - In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and cannot yet determine the impact of its adoption in the first quarter of 2008.

3.  Inventories

Inventories were comprised of the following at:
	July 28, 2006	July 29, 2005
Retail	$97,799	$101,604
Restaurant	19,930	21,588
Supplies	20,447	19,612
Total	$138,176	$142,804

4.  Consolidated Net Income Per Share and Weighted Average Shares

  Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes (as described in Notes 2 and 6) since these Senior Notes are treated as if converted into common stock. The Senior Notes, outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects on diluted net income per share. The following table reconciles the components of the diluted net income per share computations:

	July 28, 2006	July 29, 2005	July 30, 2004
Net income per share numerator:
Net income	$116,291	$126,640	$111,885
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects	3,977	4,330	4,485
Net income available to common shareholders	$120,268	$130,970	$116,370

Net income per share denominator:
Weighted average shares outstanding for basic net income per share	42,917,319	47,791,317	48,877,306
Add potential dilution:
Senior Notes	4,582,788	4,582,788	4,582,788
Stock options and restricted stock	544,333	1,007,902	1,492,539
Weighted average shares outstanding for diluted net income per share	48,044,440	53,382,007	54,952,633

5.   Tender Offer

  On March 31, 2006, the Company commenced a tender offer in which it sought to acquire up to 16,750,000 shares of its common stock at a price between $42.00 and $46.00 per share (“the Tender Offer”). The Tender Offer expired on April 27, 2006, at which time approximately 23,500,000 shares were tendered at a price of $42.00 per share. The Tender Offer met the definition of a forward contract under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” As of April 28, 2006, the obligation to settle the Tender Offer of $702,852 and the related transaction fees of $1,219 were recorded as a liability and a reduction to shareholders’ equity. On May 4, 2006, the Company accepted for payment 16,750,000 shares of its common stock at a purchase price of $42.00 per share for a total purchase price of $703,500. In accordance with SFAS No. 150, the difference of $648 between the fair market value of the obligation at April 28, 2006 of $702,852 and the total purchase price of $703,500 was included in interest expense in the Company’s fourth quarter. The Company contemporaneously drew $725,000 under its new credit facility, described in Note 6, to pay for the shares accepted in the Tender Offer and related transaction fees and expenses.

6.  Debt

  Long-term debt consisted of the following at:

	July 28, 2006	July 29, 2005
Term Loan B payable $2,000 per quarter with the remainder due on April 27, 2013	$723,000	--
$300,000 Revolving Credit Facility payable on or before February 21, 2008 terminated on April 27, 2006	--	$21,500
3.0% Zero-Coupon Contingently convertible Senior Notes payable on or before April 2, 2032	196,464	190,718
	919,464	212,218
Current maturities of Term Loan B	(8,000)	--
Long-term debt	$911,464	$212,218

Effective April 27, 2006, the Company entered into a $1,250,000 credit facility (the “2006 Credit Facility”) that consisted of up to $1,000,000 in term loans (an $800,000 Term Loan B facility and a $200,000 Delayed-Draw Term Loan facility) with a scheduled maturity date of April 27, 2013 and a $250,000 Revolving Credit facility expiring April 27, 2011. As described in Note 5, contemporaneously with the acceptance of shares in the Tender Offer, on May 3, 2006, the Company drew $725,000 under the $800,000 available under the Term Loan B facility, which was used to pay for the shares accepted in the Tender Offer, fees associated with the 2006 Credit Facility and the related transaction costs. The $200,000 Delayed-Draw Term Loan facility can be used any time prior to October 27, 2007 to refinance the Company’s Senior Notes or for general corporate purposes.

The Term Loan B, Delayed-Draw Term Loan facility and the Revolving Credit facility interest rates are based on either LIBOR or prime. A spread is added to the interest rates according to a defined schedule based on the Company’s consolidated total leverage ratio as defined in the 2006 Credit Facility, 1.50% as of July 28, 2006. The Company’s policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. See Note 2 for a further discussion of the Company’s interest rate swap. As of July 28, 2006, the interest rate on the Term Loan B was 6.63%.

Loan acquisition costs associated with the Term Loan B, Revolving Credit facility and Delayed-Draw Term Loan facility were capitalized in the amount of $7,122 (net of $656 in commitment fees that were written off in 2006 related to the $75,000 availability that was not drawn on the Term Loan B), $2,456, and $1,964, respectively, and will be amortized over the respective terms of the facilities. Financial covenants related to the 2006 Credit Facility require that the Company maintain a maximum consolidated total leverage ratio (ratio of total indebtedness to EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization) of 4.5 to 1.0 through April 27, 2007, 4.25 to 1.0 from April 28, 2007 through May 2, 2008, 4.0 to 1.0 from May 3, 2008 through May 1, 2009 and 3.75 to 1.0 from May 2, 2009 and thereafter. In the event of a divestiture of Logan’s, the Company must maintain a maximum consolidated total leverage ratio of 3.75 to 1.0 from the closing date of the divestiture and thereafter, as this ratio will determine the minimum amount of any excess cash that the Company would be required to pay down its Term Loan B. Financial covenants also require that the Company maintain a minimum consolidated interest coverage ratio (ratio of earnings before interest, taxes, depreciation and amortization to cash interest payable, as defined) of 3.0 to 1.0 through April 27, 2007, 3.25 to 1.0 from April 28, 2007 through May 2, 2008, 3.5 to 1.0 from May 3, 2008 through May 1, 2009, 3.75 to 1.0 from May 2, 2009 through April 30, 2010 and 4.0 to 1.0 from April 31, 2010 and thereafter. Subject to there being no events of default, covenants under the 2006 Credit Facility permit the Company to declare and pay cash dividends to its stockholders as long as the Company has at least $100,000 available under its Revolving Credit Facility and the aggregate amount of such dividends paid during any fiscal year would be less than 15% of Consolidated EBITDA from continuing operations, as defined, for the fiscal year immediately preceding the fiscal year in which such dividend is paid. Additionally, the Company may increase its regular quarterly cash dividend in any fiscal quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the regular quarterly cash dividend paid in the prior fiscal quarter. The Company’s subsidiaries have fully and unconditionally guaranteed on a joint and several basis the obligations under the 2006 Credit Facility and pledged their outstanding stock. Contemporaneously with entering into the 2006 Credit Facility, the Company terminated its then-existing $300,000 revolving credit agreement; at the time of termination, no amounts were outstanding.

In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Senior Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Senior Notes may require the Company to redeem the Senior Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Senior Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate). During the quarter ended April 28, 2006, the Company’s credit ratings decreased below the thresholds defined in the indenture and the Senior Notes became convertible. As of September 29, 2006, the Company has received verification from the Trustee that no holders have exercised their option to convert. The Company has classified the Senior Notes as long-term obligations due to the Company’s intent and ability to refinance these Senior Notes on a long-term basis. The Company’s closing share price, as reported by Nasdaq, on July 28, 2006 was $32.41.

All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Senior Notes. Each guarantor is, directly or indirectly, a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

The aggregate maturities of long-term debt subsequent to July 28, 2006 are as follows:

Year
2007	$8,000
2008	8,000
2009	8,000
2010	8,000
2011	8,000
2012 and thereafter	879,464
Total	$919,464

7.   Compensatory Plans and Arrangements

In connection with the Company’s announced strategic review, the Company’s Compensation and Stock Option Committee (the “Committee”) of the Board approved, pursuant to the Omnibus Plan (described below), the “2006 Success Plan” for certain officers of the Company. During 2006, the Company recorded expense of $2,791 for this plan as general and administrative expenses on the accompanying Consolidated Statement of Income. The maximum amount payable under the 2006 Success Plan is $7,815. The amounts payable under the 2006 Success Plan will become earned and payable six months after the completion or cessation of certain of the Company’s strategic initiatives.

8.   Stock Compensation Plans

The Company’s employee compensation plans are administered by the Compensation and Stock Option Committee of the Board of Directors (the “Committee”). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose. Except as described below for certain options granted to non-employee directors the option price per share of all options granted under the Omnibus Plan are required to be at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day the option is granted. Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company’s common stock, and awards of up to 2,000 shares of restricted stock or restricted stock units. The option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option on the day of election or appointment to acquire up to 5,000 shares of the Company’s common stock or awards of up to 2,000 shares of restricted stock or restricted stock units. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At July 28, 2006, there were 1,331,530 shares of the Company’s common stock reserved for future issuance under the Omnibus Plan.

   The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan (“Employee Plan”) covered employees who are not officers or directors of the Company. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day the option was granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of the Company’s common stock originally were authorized under this plan which expired on July 29, 2005.

   The Company also has an Amended and Restated Stock Option Plan (the “Plan”) that allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company’s common stock. At July 28, 2006, there were 909,598 shares of the Company’s common stock reserved for future issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.

  In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors (“Directors Plan”). The stock options were granted with an exercise price equal to the fair market value of the Company’s common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company’s common stock was authorized by the Company’s shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

  Effective July 30, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective method. Under this method, share-based compensation cost for 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model. Before adoption of SFAS No. 123R, pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended
July 29,
2005

Dividend yield range	1.1%-1.3%
Expected volatility range	33% - 38%
Risk-free interest rate range	3.3% - 4.1%
Expected lives (in years)	5

  Under the Black-Scholes option-pricing model, the Company estimated volatility using only its historical share price performance over the expected life of the option. Under SFAS No. 123R, however, the Company estimates expected volatility using a blend of implied volatility based on market-traded options on the Company’s common stock and historical volatility of the Company’s common stock over the contractual life of the options. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises or grants of restricted shares.

  The adoption of SFAS No. 123R decreased 2006 reported operating income and income before income taxes by $9,900, reported net income by $6,851 and reported basic and diluted net income per share by $0.16 and $0.15 per share, respectively for 2006. The pre-tax expense is included in general and administrative expense. The adoption of SFAS No. 123R resulted in a decrease in reported cash flow from operating activities of $6,441 offset by an increase in reported cash flow from financing activities of $6,441 in 2006. The Company’s adoption of SFAS No.

123R did not affect operating income, income before income taxes, cash flows from operating activities, cash flows from financing activities, net income or basic and diluted net income per share in 2005.

In recent years, partly in anticipation of the adoption of SFAS No.123R, the Company has adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity-based awards. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for 2006 was $9,900 for stock options and $3,539 for restricted stock. The total income tax benefit recognized in the Consolidated Statement Income for 2006 for share-based compensation arrangements was $4,139.

The fair value of each option award is estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:
•  The expected volatility is a blend of implied volatility based on market-traded options on the Company’s common stock and historical volatility of the Company’s stock over the contractual life of the options.
•  The Company uses historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
•  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
•  The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

Year Ended
July 28,
2006

Dividend yield range	1.18%-1.59%
Expected volatility	28%-31%
Risk-free interest rate range	3.8%-5.5%
Expected term (in years)	2.12-6.22

A summary of the Company’s stock option activity as of July 28, 2006, and changes during 2006 is presented in the following table:

(Shares in thousands)
Fixed Options	Shares	Weighted- Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at July 29, 2005	4,388	$27.91
Granted	810	35.17
Exercised	(1,055)	26.22
Forfeited/Expired	(259)	32.60
Outstanding at July 28, 2006	3,884	$29.57	6.11	$20,136
Exercisable	2,463	$25.61	4.70	$20,134

The weighted-average grant-date fair value of options granted during 2006 was $10.93. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of options exercised during 2006 was $17,055.

Restricted stock grants consist of the Company’s common stock and generally vest over 2-5 years. All restricted stock grants are time vested except the restricted stock grants of one executive that also are based upon Company performance against a specified annual increase in earnings before interest, taxes, depreciation, amortization and rent. Generally, the fair value of each restricted stock grant is equal to the market price of the Company’s stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.  Certain restricted stock grants accrue dividends and their fair value is equal to the market price of the Company’s stock at the date of the grant.

A summary of the Company’s restricted stock activity as of July 28, 2006, and changes during 2006 is presented in the following table:

(Shares in thousands)
Restricted Stock	Shares	Weighted-Average Grant Date Fair Value

Unvested at July 29, 2005	173	$38.42
Granted	129	36.16
Vested	--	--
Forfeited	33	35.55
Unvested at July 28, 2006	269	$36.74

As of July 28, 2006, there was $17,162 of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.10 years. No restricted stock grants vested during 2006.

During 2006, cash received from options exercised was $27,283 and the actual tax benefit realized for the tax deductions from stock options exercised totaled $6,441.

9. Common Stock

   Pursuant to the Omnibus Plan, the Company granted 81,525, 165,000 and 7,500 shares of restricted stock during 2006, 2005 and 2004, respectively, to certain individuals as targeted retention or new hire grants as well as the annual grant to non-employee members of the Company’s Board of Directors. 28,125 shares of restricted stock granted during 2006 were forfeited during 2006. The Company's compensation expense, net of forfeitures, for these restricted shares was $2,098, $494 and $116 in 2006, 2005 and 2004, respectively.

The Committee established the FY04 Revenue Growth and Return on Capital Transitional Incentive Plan (“Transitional LTI”) pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers for company financial performance during 2004. The Transitional LTI plan was earned during 2004 based on the Company’s achievement of qualified financial performance measures. The Company's compensation expense during 2004 for this award was $424. The Company issued 12,761 unrestricted shares of common stock for this award in 2005.

    The Committee established the FY2005 and FY2006 Mid-Term Incentive and Retention Plans (“2005 MTIRP” and “2006 MTIRP”, respectively) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers. The 2005 MTIRP award was calculated during 2005 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2007. The 2006 MTIRP award was calculated during 2006 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2008. The awards will be paid in the form of either 50% restricted stock and 50% cash or 100% restricted stock, based upon the election of each officer. At July 28, 2006, the restricted stock and cash earned under the 2005 MTIRP was 42,505 shares and $400, respectively, and the restricted stock and cash earned under the 2006 MTIRP was 64,039 and $309, respectively. Additionally, cash dividends on the 2005 MTIRP restricted stock earned shall accrue from July 29, 2005 and be payable, along with the remainder of the award, to participants on the payout date in 2008.

The Committee established the Stock Ownership Achievement Plan (“Stock Ownership Plan”) pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future. Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year. The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met. The Company's compensation expense during 2006 and 2005 for this award was $78 and $98, respectively. On July 31, 2006 and August 1, 2005, the Company issued 2,400 and 2,500 unrestricted shares of common stock to the certain executive officers that earned the award in 2006 and 2005, respectively.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

	July 28, 2006	July 29, 2005
Deferred tax assets:
Financial accruals without economic performance	$40,914	$27,816
Other	7,062	4,359
Deferred tax assets	$47,976	$32,175

Deferred tax liabilities
Excess tax depreciation over book	$96,458	$96,713
Excess tax interest over book on Senior Notes	14,646	10,615
Other	24,807	22,625
Deferred tax liabilities	135,911	129,953
Net deferred tax liability	$87,935	$97,778

The Company provided no valuation allowance against deferred tax assets recorded as of July 28, 2006 and July 29, 2005, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes for each of the three years were as follows:

	2006	2005	2004
Current:
Federal	$55,435	$49,768	$44,006
State	3,475	3,875	4,273
Deferred:
Federal	(5,438)	11,069	13,172
State	(1,714)	2,213	1,212
Total income tax provision	$51,758	$66,925	$62,663

    A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2006	2005	2004
Provision computed at federal statutory income tax rate	$58,817	$67,748	$61,092
State and local income taxes, net of federal benefit	2,489	5,896	5,578
Employer tax credits for FICA taxes paid on employee tip income	(5,919)	(5,334)	(4,781)
Federal reserve adjustments	(2,310)	493	808
Other employer tax credits	(2,219)	(2,141)	(1,245)
Other-net	900	(1,385)	774
Total income tax provision	$51,758	$66,925	$62,663

The Internal Revenue Service has examined the Company’s federal income tax returns for 2003 and 2004. The Company has reached a settlement with the Internal Revenue Service for these tax periods. The settlement had no material effect on the Company’s Consolidated Financial Statements.

11.     Segment Information

    Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Likewise, Logan’s units are restaurant operations with investment criteria and economic and operating characteristics similar to those of Cracker Barrel. The chief operating decision maker regularly evaluates the Cracker Barrel and Logan’s restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company’s operations are located within the United States. The following data are presented in accordance with SFAS No. 131 for all periods presented.

	2006	2005	2004
Net sales in company-owned stores:
Restaurant	$2,169,248	$2,071,011	$1,892,487
Retail	471,282	494,160	486,433
Total net sales	2,640,530	2,565,171	2,378,920
Franchise fees and royalties	2,467	2,377	2,027
Total revenue	$2,642,997	$2,567,548	$2,380,947

12.    Commitments and Contingencies

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to and arising out of the ordinary course of its business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these other proceedings and claims will not materially affect the Company’s consolidated results of operations or financial position. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company’s financial statements as a whole.

The Company is a member of a class of a settled lawsuit against Visa U.S.A. Inc. (“Visa”) and MasterCard International Incorporated (“MasterCard”). The Visa Check/Mastermoney Antitrust litigation settlement became final on June 1, 2005. The settlement provides $3,050,000 in compensatory relief by Visa and MasterCard to be funded over a fixed period of time to respective Settlement Funds. The Company expects to receive approximately $1,700 ($900 after taxes and third party collection fees) as its share of the proceeds from the settlement. The Company believes this settlement represents an indeterminate mix of loss recovery and gain contingency and therefore believes the application of a gain contingency model is the appropriate model to use for the entire amount of expected proceeds. Therefore, the Company decided to exclude the expected settlement proceeds from recognition in the consolidated financial statements for the year ended July 28, 2006. At the time the settlement is known beyond a reasonable doubt, the Company will record such gain contingency.

The Company was contingently liable pursuant to standby letters of credit as credit guarantees primarily related to insurers. As of July 28, 2006 the Company had $40,508 of standby letters of credit related primarily to securing reserved claims under workers' compensation and general liability insurance. All standby letters of credit are renewable annually and reduce the Company’s availability under its $250,000 revolving credit facility.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 7.2 years, with annual lease payments of approximately $361. Under the assigned lease the Company’s performance is only required if the assignee fails to perform his obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying condensed consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.

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

The Company is party to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.

As of July 28, 2006, the Company operated 153 Cracker Barrel stores and 73 Logan’s Roadhouse restaurants in leased facilities and also leased certain land and advertising billboards (see Note 14). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 10%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 28, 2006:

Year
2007	$123
2008	20
Total minimum lease payments	143
Less amount representing interest	7
Present value of minimum lease payments	136
Less current portion	116
Long-term portion of capital lease obligations	$20

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of July 28, 2006. Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

Year	Base term and exercised options*	Renewal periods not Yet exercised**	Total
2007	$35,602	$32	$35,634
2008	35,724	297	36,021
2009	35,566	564	36,130
2010	34,157	919	35,076
2011	33,903	1,111	35,014
Later years	268,519	387,320	655,839
Total	$443,471	$390,243	$833,714
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

     The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 28, 2006:

Year
2007	$19,866
2008	11,717
2009	5,072
2010	97
2011	10
Later years	7
Total	$36,769

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

	Minimum	Contingent	Total
2006	$38,084	$840	$38,924
2005	35,531	913	36,444
2004	33,111	852	33,963

Rent expense under operating leases for billboards for each of the three years was:

	Minimum	Contingent	Total
2006	$24,938	--	$24,938
2005	23,374	--	23,374
2004	23,042	--	23,042

13.  Employee Savings Plans

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee’s discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company’s common stock. In 2006, 2005 and 2004, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee’s compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant’s fifth anniversary of employment. In 2006, 2005, and 2004, the Company contributed approximately $1,371, $1,250 and $1,321, respectively, under Plan I and approximately $399, $473 and $345, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets of $24,860 is included in other assets and the liability to Plan II participants of $24,860 is included in other long-term obligations. Company contributions under Plan I and Plan II are recorded as either labor and other related expenses or general and administrative expenses.

14.  Sale-Leaseback

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At July 28, 2006 and July 29, 2005, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

15.  Quarterly Financial Data (Unaudited)

Quarterly financial data for 2006 and 2005 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006
Total revenue	$633,357	$694,356	$644,200	$671,084
Gross profit	434,036	458,486	442,383	462,448
Income before income taxes	39,331	46,696	36,115	45,907
Net income	25,722	30,797	23,972	35,800
Net income per share - basic	$0.55	$0.66	$0.51	$1.16
Net income per share - diluted (a)	$0.51	$0.61	$0.47	$1.03
2005
Total revenue	$612,653	$667,189	$627,999	$659,707
Gross profit	412,811	430,800	424,297	452,595
Income before income taxes	46,048	49,533	40,625	57,359
Net income	29,930	32,578	26,571	37,561
Net income per share - basic	$0.61	$0.68	$0.56	$0.80
Net income per share - diluted (a)	$0.57	$0.63	$0.52	$0.74
(a)	Diluted net income per share reflects the potential dilution effects of the Company’s Senior Notes (as discussed in Notes 2, 4 and 6) for all quarters presented for 2006 and 2005.