Form 10-K, Exhibit 13
period 2007-08-03
CBRL GROUP INC
filed 2007-10-02
CIK 1067294

Exhibit 13
CBRL Group, Inc.
Selected Financial Data

	(Dollars in thousands except share data)
	For each of the fiscal years ended
	August 3, 2007(a)(b)	July 28, 2006(b)(f)	July 29, 2005(b)(g)	July 30, 2004(b)(h)	August 1, 2003(b)
Selected Income Statement Data:
Total revenue	$2,351,576	$2,219,475	$2,190,866	$2,060,463	$1,923,545
Income from continuing operations	75,983	95,501	105,363	93,260	91,580
Income from discontinued operations, net of tax	86,082	20,790	21,277	18,625	13,528
Net income	162,065	116,291	126,640	111,885	105,108
Basic net income per share:
Income from continuing operations	2.75	2.23	2.20	1.91	1.86
Income from discontinued operations	3.11	0.48	0.45	0.38	0.27
Net income per share	5.86	2.71	2.65	2.29	2.13
Diluted net income per share:
Income from continuing operations	2.52	2.07	2.05	1.78	1.73
Income from discontinued operations	2.71	0.43	0.40	0.34	0.24
Net income per share	5.23	2.50	2.45	2.12	1.97
Dividends paid per share(c)	$0.55	$0.51	$0.47	$0.33	$0.02

As Percent of Revenues:
Cost of goods sold	31.7%	31.8%	32.7%	33.0%	32.1%
Labor and related expenses	38.0	37.6	37.5	37.6	37.9
Impairment and store closing charges	--	0.2	--	--	--
Other store operating expenses	17.4	17.3	16.9	16.5	16.7
Store operating income	12.9	13.1	12.9	12.9	13.3
General and administrative expenses	5.7	5.8	5.2	5.4	5.7
Operating Income	7.2	7.3	7.7	7.5	7.6
Income before income taxes	5.0	6.3	7.3	7.1	7.2
Memo: Depreciation and amortization	2.4	2.6	2.5	2.6	2.8
Share-based compensation	0.6	0.5	--	--	--

Selected Balance Sheet Data:
Working capital (deficit) (i)	$(74,388)	$(6,280)	$(80,060)	$(20,808)	$(50,976)
Current assets from discontinued operations	--	401,222	362,656	322,642	299,925
Total assets	1,265,030	1,681,297	1,533,272	1,435,704	1,327,165
Long-term debt	756,306	911,464	212,218	185,138	186,730
Other long-term obligations	67,499	55,128	38,862	28,411	24,003
Shareholders' equity	104,123	302,282	869,988	873,336	789,362

Selected Cash Flow Data:
Purchase of property and equipment, net of insurance recoveries, from continuing operations	$96,447	$89,167	$124,624	$108,216	$90,647
Share repurchases	405,531	704,160	159,328	69,206	166,632

Selected Other Data:
Common shares outstanding at end of year	23,674,175	30,926,906	46,619,803	48,769,368	47,872,542
Stores open at end of year:
Cracker Barrel	562	543	529	504	480

Average Unit Volumes (d):
Cracker Barrel restaurant	$3,339	$3,248	$3,291	$3,217	$3,157
Cracker Barrel retail	917	876	959	988	939

Comparable Store Sales(e):
Period to period increase (decrease) in comparable store sales:
Cracker Barrel restaurant	0.7%	(1.1)%	3.1%	2.0%	0.5%
Cracker Barrel retail	3.2	(8.1)	(2.7)	5.3	(0.4)
Memo: Number of Cracker Barrel stores in comparable base	507	482	466	445	430
(a)

Fiscal 2007 consisted of 53 weeks while all other periods presented consisted of 52 weeks.  As a result, comparisons to fiscal 2006 also reflect the impact of having one additional week in fiscal 2007 than in fiscal 2006.  The estimated impact of the additional week was to increase consolidated fiscal 2007 results as follows: total revenue, $46,283; store operating income, 0.1% of total revenue ($9,659); operating income, 0.2% of total revenue ($7,795); income from continuing operations, 0.1% of total revenue ($4,365); and diluted income from continuing operations per share, $0.14.  We completed a 5,434,774 common share tender offer and repurchased 3,339,656 common shares in the open market (see Note 7 to the Consolidated Financial Statements).  We redeemed our zero coupon convertible notes (see Note 8 to the Consolidated Financial Statements).

(b)
Due to the divestiture of Logan’s Roadhouse, Inc. (“Logan’s”) in fiscal year 2007, Logan’s is presented as a discontinued operation and all prior periods presented have been restated to reflect Logan’s as a discontinued operation.  Consistent with our Consolidated Financial Statements, this information has been presented on a continuing operations basis.  Accordingly, the activities related to Logan’s have been excluded.

(c)
On September 21, 2006, our Board of Directors (the “Board”) increased the quarterly dividend to $0.14 per share per quarter (an annual equivalent of $0.56 per share) from $0.13 per share per quarter.  We paid dividends of $0.14 per share during the second, third and fourth quarters of 2007.  Additionally, on September 20, 2007, the Board increased the quarterly dividend to $0.18 per share, declaring a dividend payable on November 5, 2007 to shareholders of record on October 19, 2007.

(d)	Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.
(e)
Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

(f)
Includes charges of $5,369 before taxes for impairment and store closing costs from continuing operations.  We completed a 16,750,000 common share repurchase by means of a tender offer (see Note 7 to the Consolidated Financial Statements).  We adopted SFAS 123R, “Share-Based Payment,” on July 30, 2005 (see Note 10 to the Consolidated Financial Statements).

(g)	Includes charges of $431 before taxes for impairment costs.
(h)
Includes in general and administrative expense charges of $5,210 before taxes, as a result of settlement of certain lawsuits against our Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”) subsidiary.

(i)	Working capital (deficit) excludes discontinued operations.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Market, and dividends paid for the quarters indicated.

	Fiscal Year 2007			Fiscal Year 2006
	Prices		Dividends Paid	Prices		Dividends Paid
	High	Low		High	Low
First	$43.93	$32.04	$0.13	$41.45	$33.11	$0.12
Second	47.61	42.03	0.14	45.00	33.95	0.13
Third	50.74	44.18	0.14	47.95	39.75	0.13
Fourth	47.50	36.72	0.14	41.12	32.27	0.13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition.  The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All dollar amounts reported or discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are shown in thousands.  References in MD&A to a year or quarter are to our fiscal year or quarter unless otherwise noted.

EXECUTIVE OVERVIEW

CBRL Group, Inc. (the “Company,” “our” or “we”) is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept.  Until December 6, 2006, we also owned the Logan’s Roadhouse® (“Logan’s”) restaurant concept, but we divested Logan’s at that time (see Note 3 to our Consolidated Financial Statements).  As a result, Logan’s is presented as discontinued operations in the Consolidated Financial Statements and the accompanying notes to the Consolidated Financial Statements for all periods presented.  Unless otherwise noted, this MD&A relates only to results from continuing operations.

Restaurant Industry

Cracker Barrel operates in the full-service segment of the restaurant industry in the United States.  The restaurant business is highly competitive with respect to quality, variety and price of the food products offered.  The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns.  There are many segments within the restaurant industry, which overlap and often provide competition for widely diverse restaurant concepts.  Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

 Additionally, seasonal, economic and weather conditions also affect the restaurant business.  Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter.  While retail sales in Cracker Barrel are made substantially to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season.  Increases in gasoline and energy prices that began in 2004 and have continued through 2007, among other things, appear to have affected consumer discretionary income and dining out habits.  Severe weather can and has affected sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

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

Results of Operations

During 2007, we completed the strategic initiatives that we began in 2006, which included the divestiture of Logan’s, substantial share repurchases, and the redemption of our convertible debt.  We also benefited from an additional week in 2007, which resulted in an increase in revenues from continuing operations of $46,283.  Excluding the 53rd week, total revenue from continuing operations increased 3.9% in 2007 as compared to fiscal 2006.  Operating income margin from continuing operations was 7.2% of total revenue in 2007 compared to 7.3% in 2006.  Income from continuing operations for 2007 decreased 20.4% primarily due to net interest expense associated with our recapitalization initiative that we began in 2006 as well as a higher effective income tax rate partially offset by the benefit of the additional week in 2007.  Diluted income from continuing operations per share increased 21.7% due to the reduction in shares outstanding associated with our restructuring and related stock repurchase programs.

  The following table highlights operating results over the past three years:

				Period to Period
	Relationship to Total Revenue			Increase (Decrease)
	2007	2006	2005	2007 vs 2006	2006 vs 2005
Total revenue	100.0%	100.0%	100.0%	6%	1%
Cost of goods sold	31.7	31.8	32.7	5	(2)
Gross profit	68.3	68.2	67.3	6	3
Labor and other related expenses	38.0	37.6	37.5	7	1
Impairment and store closing charges	--	0.2	--	(100)	--
Other store operating expenses	17.4	17.3	16.9	7	4
Store operating income	12.9	13.1	12.9	5	3
General and administrative	5.7	5.8	5.2	6	13
Operating income	7.2	7.3	7.7	4	(4)
Interest expense	2.5	1.0	0.4	168	159
Interest income	0.3	--	--	918	--
Income before income taxes	5.0	6.3	7.3	(17)	(12)
Provision for income taxes	1.8	2.0	2.5	(10)	(18)
Income from continuing operations	3.2	4.3	4.8	(20)	(9)
Income from discontinued operations, net of tax	3.7	0.9	1.0	314	(2)
Net income	6.9	5.2	5.8	39	(8)

Memo: Depreciation and amortization	2.4	2.6	2.5	1	4
Memo: Share-based compensation included in general and administrative	0.6	0.5	--	12	--

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:
	2007	2006	2005
Total Revenue:
Cracker Barrel restaurant	78.4%	78.8%	77.4%
Cracker Barrel retail	21.6	21.2	22.6
Total revenue	100.0%	100.0%	100.0%

The following table highlights comparable store sales* results over the past two years:

	Cracker Barrel Period to Period Increase (Decrease)

	2007 vs 2006	2006 vs 2005
	(507 Stores)	(482 Stores)
Restaurant	0.7%	(1.1)%
Retail	3.2	(8.1)
Restaurant & Retail	1.2	(2.7)

*Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

     Cracker Barrel comparable store restaurant sales averaged $3,350 per store on a 53-week basis in 2007.  Comparable store restaurant sales increased 0.7% versus 2006 on a comparable calendar week basis.  Comparable store restaurant sales decreased 1.1% in 2006 on a 52-week basis versus 2005.  The increase in comparable store restaurant sales from 2006 to 2007 was due to an increase in average check of 1.4%, including a 1.4% average menu price increase, and a decrease in guest traffic of 0.7%.

    Cracker Barrel comparable store retail sales averaged $914 per store on a 53-week basis in 2007.  Comparable store retail sales increased 3.2% versus 2006 on a comparable calendar week basis.  Comparable store retail sales decreased 8.1% in 2006 on a 52-week basis versus 2005.  The comparable store retail sales increase from 2006 to 2007 resulted from a more appealing retail merchandise selection, particularly for seasonal merchandise, than in the prior year.  This increase was partially offset by smaller clearance sales, restaurant guest traffic decreases and the effects of uncertain consumer sentiment and reduced discretionary spending.

    In 2007 total net sales (restaurant and retail) in the 507 Cracker Barrel comparable stores averaged $4,264 on a 53-week basis.  Retail sales were 21.4% of total net sales in the comparable 507 stores in 2007 and 21.0% in 2006.

  Total revenue, which increased 6.0% and 1.3% in 2007 and 2006, respectively, benefited from the opening of 19, 21 and 25 Cracker Barrel stores in 2007, 2006 and 2005, respectively, partially offset by the closing of 7 Cracker Barrel stores in February 2006.  Total revenue in 2007 also benefited from the additional week in fiscal 2007, which resulted in an increase in revenues from continuing operations of $46,283.  Average weekly sales (net sales divided by operating weeks) were approximately $63.0 per week for Cracker Barrel restaurants in 2007 (compared with $62.5 in 2006 and $63.3 in 2005) and $17.3 for Cracker Barrel retail (compared with $16.8 for 2006 and $18.4 for 2005).

Cost of Goods Sold

Cost of goods sold as a percentage of total revenue decreased to 31.7% in 2007 from 31.8% in 2006.  This decrease was due to higher menu pricing, lower markdowns of retail merchandise, higher initial mark-ons of retail merchandise versus prior year partially offset by higher commodity costs and a shift in the mix of sales versus prior year from restaurant sales toward retail sales, the latter of which typically have a higher cost of sales.  The additional week in 2007 had no effect on cost of goods sold as a percentage of revenue.

Cost of goods sold as a percentage of total revenue decreased to 31.8% in 2006 from 32.7% in 2005.  This was due to higher average menu prices versus the prior year, lower commodity costs, higher initial mark-ons of retail merchandise and a lower percentage of retail sales, which have a higher cost as a percent of sales than do restaurant sales, partially offset by higher markdowns on retail merchandise.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations.  Labor and other related expenses as a percentage of total revenue were 38.0%, 37.6%, and 37.5% in 2007, 2006, and 2005, respectively.  The year-to-year increase from 2006 to 2007 was due to higher group health costs resulting from higher medical and pharmacy claims due to an increase in the number of participants and an increase in the utilization of available plan benefits, higher hourly labor costs due to wage inflation and the effect of higher management staffing levels as a percent of revenues versus the prior year partially offset by lower workers’ compensation expenses.  The additional week in 2007 had no effect on labor and related expenses as a percentage of revenue. The year-to-year increase from 2005 to 2006 was due to higher hourly wages and store management salaries versus the prior year partially offset by higher average menu prices versus the prior year and lower workers’ compensation expense and group health costs.

Impairment and Store Closing Costs

We did not incur any impairment losses or costs related to store closings in 2007. During 2006, we closed seven Cracker Barrel stores and recorded impairment and store closing costs of $4,531.  Additionally, during 2006, we recorded an impairment of $838 for our management trainee housing facility.  Impairment costs from continuing operations recorded in 2005 were $431.

Other Store Operating Expenses

Other store operating expenses include all unit-level operating costs, the major components of which are operating utilities, supplies, repairs and maintenance, advertising, rent, depreciation and amortization.  Other store operating expenses as a percentage of total revenue were 17.4%, 17.3% and 16.9% in 2007, 2006 and 2005, respectively. Without the additional week in 2007, other store operating expenses would have been 17.5% of total revenue.  The year-to-year increase from 2006 to 2007 was due to higher general insurance expense as a result of higher insurance premiums and revised actuarial estimates for unfavorable changes in loss development factors, which were partially offset by the non-recurrence of hurricane-related costs, gain on disposition of property, a gain on the Visa/MasterCard class action litigation settlement and higher average menu prices.  The year-to-year increase from 2005 to 2006 was due to higher utilities and supplies partially offset by higher average menu prices.

General and Administrative Expenses

     General and administrative expenses as a percentage of total revenue were 5.7%, 5.8% and 5.2% in 2007, 2006 and 2005, respectively. Without the additional week in 2007, general and administrative expenses would have been 5.8% of total revenue.  The year-to-year decrease from 2006 to 2007 was due to the gain on the sale of two properties that we retained when we sold Logan’s and a decrease in stock option expense partially offset by an increase in bonus accruals and an increase in share-based compensation for nonvested stock.  The decrease in the stock option expense is due to the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”) in 2006 and our granting fewer options in 2007 versus 2006.  The increase in share-based compensation for nonvested stock is due to an increase in the number of nonvested stock grants during the year as compared with the prior year as well as accruals for retirement eligibility prior to the vesting date of certain plans.  The increase in the bonus accruals reflected improved performance against financial objectives and the declaration and payment of discretionary bonuses for certain executives in the first quarter of 2007, as well as certain bonus plans established in the third quarter of 2006 related to strategic initiatives.  The year-to-year increase from 2005 to 2006 was due to $8,533 of stock option expense from continuing operations as a result of the adoption of SFAS No. 123R in 2006, higher salaries and wages versus the prior year and the non-recurrence of an insurance recovery in the prior year relative to litigation settlements and related expenses incurred in earlier years.

Interest Expense

Interest expense as a percentage of total revenue was 2.5%, 1.0%, and 0.4% in 2007, 2006, and 2005, respectively.  The year-to-year increase from 2006 to 2007 was due to our 2006 recapitalization and corresponding higher debt levels.  The year-to-year increase from 2005 to 2006 was due to higher average outstanding debt, higher interest rates and higher amortization of deferred financing costs.

Interest Income

Interest income as a percentage of total revenue was 0.3% in 2007 and zero in 2006 and 2005.  The increase in interest income was due to the increase in average funds available for investment as a result of the proceeds from the divestiture of Logan’s and a higher level of cash on hand at the beginning of 2007 versus 2006.

Provision for Income Taxes

     Provision for income taxes as a percent of income before income taxes was 34.8% for 2007, 32.0% for 2006 and 34.3% for 2005.  The increase in the effective tax rate from 2006 to 2007 reflected a higher effective state income tax rate and Section 162(m) non-deductible compensation partially offset by higher employer tax credits as a percent of income before income taxes due to the decrease in income from continuing operations resulting from our 2006 recapitalization and corresponding higher debt levels.  The decrease in the effective tax rate from 2005 to 2006 reflected lower state and local income taxes, the reversal of previously accrued reserves and higher employer tax credits as a percent of income before income taxes due to the decrease in income before income taxes from 2005 to 2006.

Outlook for Fiscal 2008

In 2008, we expect total revenue to increase approximately 4.5% to 5.5% over revenues from continuing operations in 2007 (which included the 53rd week of sales of $46,283), positive comparable store sales for 2008 and the opening of 20 new Cracker Barrel units.  Comparable store restaurant sales are projected to increase 3.0% to 4.0% on a comparable week basis, including approximately 3.0% to 3.5% of menu pricing, and comparable store retail sales are expected to increase 3.0% to 5.0% compared to 2007 on a comparable week basis.  We also presently expect 2008 operating income margins from continuing operations to be approximately 6.7% to 7.0% compared to 7.0% excluding the effect of the 53rd week in 2007.  Commodity cost inflation for the year, with more than 65% of product needs contracted, is expected to be 4.0% to 4.5%.  Depreciation for the year is expected to be approximately $60,000.  Net interest expense is estimated at approximately $60,000 and diluted shares outstanding are expected to average 23.0 to 23.5 million.  We have not completed our evaluation of the effect of adoption of FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), and our outlook therefore reflects no change in the income tax rate from 2007 actual.  Diluted income from continuing operations per share is projected to be in the range of $3.05 to $3.20 per share.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, such as changes in interest rates and commodity prices.  We do not hold or use derivative financial instruments for trading purposes.  Prior to 2006, we had no derivative financial instruments that required fair value accounting treatment.

Interest Rate Risk.  We are subject to market risk exposure related to changes in interest rates on our outstanding borrowings under our $1,250,000 credit facility (the “2006 Credit Facility”).  At August 3, 2007, our outstanding borrowings under our 2006 Credit Facility totaled $764,474 (see Note 8 to our Consolidated Financial Statements).  Loans under the credit facility bear interest, at our election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement.

Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 8, 15 and 17 to our Consolidated Financial Statements).  To manage this risk in a cost efficient manner, we entered into an interest rate swap on May 4, 2006 in which we agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  The swapped portion of our outstanding debt is fixed at a rate of 5.57% plus our current credit spread, or 7.07% based on today’s credit spread, over the 7-year life of the interest rate swap.  A discussion of our accounting policies for derivative instruments is included in the summary of significant accounting policies in Note 2 to our Consolidated Financial Statements.

The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of our unswapped outstanding debt as of August 3, 2007, would be approximately $1,250.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable.  Four food categories (dairy (including eggs), beef, pork and poultry) account for the largest shares of our food purchases at approximately 14%, 13%, 11% and 9%, respectively.  Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 6% of our food purchases.  While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary.  We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time.  Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously.  We also enter into supply contracts for certain of our products in an effort to minimize volatility of supply and pricing.  In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing.  From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins, as happened to us in 2005.

Liquidity and Capital Resources

The following table presents a summary of our cash flows for the last three years:

	2007	2006	2005
Net cash provided by operating activities of continuing operations	$96,872	$174,694	$230,361
Net cash provided by (used in) investing activities of continuing operations	178,265	(82,262)	(123,243)
Net cash used in financing activities of continuing operations	(502,309)	(5,385)	(122,700)
Net cash (used in) provided by operating activities of discontinued operations	(33,818)	40,016	46,725
Net cash provided by (used in) investing activities of discontinued operations	187,408	(54,810)	(46,823)
Net (decrease) increase in cash and cash equivalents	$(73,582)	$72,253	$(15,680)

Our cash generated from operating activities was $96,872 in 2007.  Most of this cash was provided by net income adjusted by depreciation and amortization, the tax benefit realized upon exercise of stock options and accretion on the Senior and New Notes, and increases in accounts payable and accrued employee compensation partially offset by cash paid for accretion of original issue discount on zero-coupon contingently convertible senior and new notes of $27,218 due to the redemption of the notes during 2007, cash paid for interest on our outstanding debt under our 2006 Credit Facility, higher income tax payments due to the gain on the sale of Logan’s, increases in inventories and prepaid expenses, and decreases in income taxes payable, deferred income taxes and other accrued expenses.  The increases in accounts payable and prepaid expenses are primarily due to the timing of payments this year compared with the timing of payments last year with the additional week in 2007.  The decrease in other accrued expenses consists of the decrease in accrued interest expense due to the timing of our interest payments which are due and paid on August 3 of each year.  The increase in inventories is due to higher retail shipments as compared with the prior year.  The increase in accrued employee compensation is due to the increase in accrued salaries and wages resulting from the additional week in 2007 and the reclassification of certain bonus liabilities that are payable in 2008 from long-term liabilities to short-term liabilities.  The decrease in deferred income taxes was primarily due to the reversal of a deferred tax liability in connection with our 2007 redemption of the Senior Notes and New Notes.  The decrease in income taxes payable was primarily due to the timing of payments this year compared with the timing of payments last year.

We do not expect that the absence of cash flows from operating activities from Logan’s will have a material impact on our liquidity and capital resources and it is expected to be offset substantially by the absence of cash used for investing activities for Logan’s.

We had negative working capital of $74,388 at August 3, 2007 versus negative working capital of $6,280 at July 28, 2006.  The working capital at both August 3, 2007 and July 28, 2006 reflects only current assets and liabilities from continuing operations.  In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory.  Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

Capital expenditures (purchase of property and equipment) from continuing operations were $96,447, $89,167 and $124,624 in 2007, 2006 and 2005, respectively. Costs of new locations accounted for the majority of these expenditures.  In 2007, the cost of new locations totaled approximately $70,000.  The increase in capital expenditures from 2006 to 2007 is due to the timing of 2008 stores under construction in 2007.  Capital expenditures in 2007 and 2006 from continuing operations are net of proceeds from insurance recoveries from continuing operations of $91 and $548, respectively.

Our internally generated cash, along with cash at July 28, 2006, the Logan’s divestiture proceeds, proceeds from stock option exercises and our availability under the 2006 Credit Facility were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs, and other cash payment obligations in 2007.

During 2007, pursuant to a put option, we repurchased $20 in principal amount at maturity of the Senior Notes.We also completed an exchange offer in which $375,931 (face value at maturity) of our $422,030 (face value at maturity) Senior Notes were exchanged for New Notes due 2032. The New Notes had a net share settlement feature which allowed us, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of our common stock for the conversion value in excess of the accreted value.  The Senior Notes required the issuance of our common stock upon conversion.  In connection with our redemption of the Senior Notes and New Notes, holders of approximately $401,000 principal amount at maturity outstanding elected to convert their notes into common stock rather than have them redeemed.  Each $1 (face value at maturity) of notes was convertible into 10.8584 shares of our common stock.  We issued 395,775 shares of our common stock upon conversion and paid approximately $179,720 upon redemption.  In addition, we purchased $20,000 in principal amount at maturity of the Senior Notes for approximately $9,836.  We obtained funds for the redemption by drawing on our delayed-draw term loan facility and using cash on hand.

On December 6, 2006, we completed the sale of Logan’s, for total consideration of approximately $485,000 after post-closing adjustments for working capital and capital expenditures as provided in the sale agreement, including the proceeds from the Logan’s sale-leaseback and the three Logan’s restaurant properties retained by us and leased to Logan’s.  The net cash proceeds were used to fund $350,000 in share repurchases, and, along with cash on hand, to pay down $75,000 of debt.  Remaining proceeds, together with cash on hand or cash generated from operations, were used to fund taxes.

During 2007, we returned a total of approximately $405,000 to shareholders through share repurchases.  We  repurchased 5,434,774 shares of our common stock pursuant to our modified “Dutch Auction” tender offer for a total purchase price of approximately $250,000 before fees.  As part of our previously announced $100,000 share repurchase authorization, we repurchased a total of 2,122,800 shares of our common stock in the open market at an aggregate cost of approximately $100,000 before fees.  We repurchased 821,081 shares of our common stock remaining under repurchase authorizations previously in effect at the end of 2005 and 395,775 shares issued in connection with the redemption of our convertible debt at an aggregate cost of approximately $55,000 before fees.  On September 20, 2007, we announced that our Board of Directors had approved a share repurchase program for up to 1,000,000 shares of our outstanding shares of common stock.  There is no expiration date on the repurchase authorization.  Our principal criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by our debt covenants under the 2006 Credit Facility.

During 2007, we received proceeds of $33,179 from the exercise of options to purchase 1,125,924 shares of our common stock and the tax benefit upon exercise of stock options was $6,642.

During the first quarter of 2007, the Board approved a quarterly dividend of $0.14 per common share (an annual equivalent of $0.56 per share), an increase from a quarterly dividend of $0.13 approved in 2006.  We paid such dividends of $0.14 per share during the second, third and fourth quarters of 2007.  Additionally, on September 20, 2007, the Board declared a dividend of $0.18 per share payable on November 5, 2007 to shareholders of record on October 19, 2007.

Subject to there being no events of default, and our having at least $100,000 available under our revolving credit facility, we may declare and pay cash dividends on our common stock so long as the aggregate amount of such dividends paid during any fiscal year would be less than 15% of Consolidated EBITDA from continuing operations, as defined in the credit agreement, for the fiscal year immediately preceding the fiscal year in which such dividend is paid.   In any event, subject to there being no events of default, and our having at least $100,000 available under our revolving credit facility, we may increase our regular quarterly cash dividend in any fiscal quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the regular quarterly cash dividend paid in the prior fiscal quarter.

We estimate that our capital expenditures (purchase of property and equipment) during 2008 will be up to $105,000, most of which will be related to the acquisition of sites and construction of 20 new Cracker Barrel stores and openings that will occur during 2008, as well as for acquisition and construction costs for locations to be opened in 2009.

We believe that cash at August 3, 2007, along with cash generated from our operating activities, stock option exercises and available borrowings under the 2006 Credit Facility, will be sufficient to finance our continued operations, our continued expansion plans, our principal payments on our debt, our share repurchase authorization and our dividend payments for at least the next twelve months and thereafter for the foreseeable future.  At August 3, 2007, we had $187,738 available under our revolving credit facility.

Off-Balance Sheet Arrangements

Other than various operating leases, as disclosed more fully in the Material Commitments section below and Note 15 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation.  This term includes certain future renewal options although we are not currently legally obligated for all optional renewal periods.  This method was deemed appropriate under SFAS No. 13, “Accounting for Leases,” to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

Our contractual cash obligations and commitments as of August 3, 2007, are summarized in the tables below:

		Payments due by Year

Contractual Obligations (a)	Total	2008	2009-2010	2011-2012	After 2012

Term Loan B	$640,624	$7,168	$14,336	$14,336	$604,784
Revolving Credit Facility	24,100	--	--	24,100	--
Delayed-Draw Term Loan Facility	99,750	1,000	2,000	2,000	94,750
Long-term debt (b)	764,474	8,168	16,336	40,436	699,534
Operating lease base term and exercised options – excluding billboards (c)	322,624	28,926	56,297	53,562	183,839
Operating lease renewal periods not yet exercised – excluding billboards (d)	288,546	118	798	1,801	285,829
Operating leases for billboards	40,523	21,525	18,876	122	--
Capital leases	20	20	--	--	--
Purchase obligations (e)	297,025	79,898	94,588	81,055	41,484
Other long-term obligations (f)	33,525	--	1,974	348	31,203

Total contractual cash obligations	$1,746,737	$138,655	$188,869	$177,324	$1,241,889

	Amount of Commitment Expirations by Year

	Total	2008	2009-2010	2011-2012	After 2012

Revolving Credit facility	$250,000	--	--	$250,000	--
Delayed-Draw Term Loan facility (g)	100,000	--	--	--	$100,000
Standby letters of credit	38,162	$18,210	$19,952	--	--
Guarantees (h)	5,205	659	1,327	1,289	1,930

Total commitments	$393,367	$18,869	$21,279	$251,289	$101,930

(a)	Excludes contingencies related to uncertain tax positions we have taken or will take in our income tax returns.
(b)
The balance on the Term Loan B is $640,624 at August 3, 2007.  We had $99,750 outstanding on our Delayed-Draw Term Loan facility as of August 3, 2007.  Using the minimum principal payment schedules on the Term Loan B and Delayed-Draw Term Loan facility and a 7.07% interest rate, which is the same rate as our fixed rate under our interest rate swap plus our credit spread at August 3, 2007 of 1.50%, we will have interest payments of $52,707, $103,663, $102,291 and $35,003 in 2008, 2009-2010, 2011-2012 and after 2012, respectively.  We had $24,100 outstanding under our variable rate Revolving Credit facility as of August 3, 2007.  We repaid $4,100 on August 8, 2007 and $20,000 on August 10, 2007.  In conjunction with these principal repayments, we paid $38 in interest.  We paid $2,394 in non-use fees (also known as commitment fees) on the Revolving Credit facility and Delayed-Draw Term Loan facility during 2007.  Based on the outstanding revolver and delayed-draw term loan balances at August 3, 2007 and our current unused commitment fee as defined in the Revolving Credit Agreement, our unused commitment fees in 2008 would be $662; however, the actual amount will differ based on actual usage of the Revolving Credit facility and Delayed-Draw Term Loan facility in 2008.

(c)	Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13.

(d)
Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation, since at the inception of the lease, it is reasonably assured that we will exercise those renewal options.

(e)
Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services.  We have excluded contracts that do not contain minimum purchase obligations.  In 2007, we increased our use of contracts that do not contain minimum purchase obligations but do address product specifications and pricing. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty.  We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice.  We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract.  Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.

(f)
Other long-term obligations include our Non-Qualified Savings Plan ($28,191, with a corresponding long-term asset to fund the liability; see Note 16 to the Consolidated Financial Statements), Deferred Compensation Plan ($3,012), FY2006 and FY2007 Mid-Term Incentive and Retention Plans ($429, cash portion only; see Note 11 to the Consolidated Financial Statements) and FY2005, FY2006 and FY2007 Long-Term Retention Incentive Plans ($1,893).

(g)	The Delayed-Draw Term Loan facility can be used any time prior to October 27, 2007 for general corporate purposes and any term loans under this facility mature April 27, 2013.
(h)
Consists solely of guarantees associated with properties that have been subleased or assigned.  We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.

Recently Adopted Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  SAB 108 is effective for fiscal years ending after November 15, 2006.  We adopted SAB 108 in 2007.  The adoption of SAB 108 had no impact on our Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.”  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  We are currently evaluating the impact that the adoption of FIN 48 will have on retained earnings in the first quarter of 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 157 and cannot yet determine the impact of its adoption in the first quarter of 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure eligible financial instruments and other items at fair value.  The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 159 and cannot yet determine the impact of its adoption in the first quarter of 2009.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with GAAP.  The preparation of these financial statements requires us to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures.  We base our estimates and judgments on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements.  Critical accounting estimates are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.  We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset.  If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income.  We have not made any material changes in our methodology for assessing impairments during the past three fiscal years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets.  Judgments and estimates that we make related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance.  The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.  However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

We recorded no impairment losses during 2007.  During 2006, we decided to close seven Cracker Barrel stores, which resulted in impairment charges and store closing costs of $4,531.  Initially these impairments were recorded based upon the lower of each unit’s carrying amount or fair value.  The impaired locations were closed in February 2006 and were classified at that time as held for sale and were remeasured at their fair values less the costs to sell. The locations were closed due to weak financial performance, an unfavorable outlook, and relatively positive prospects for proceeds from disposition for certain locations.  As of August 3, 2007, we had sold five Cracker Barrel stores and expect the sale of the remaining two owned properties to be completed within one year.  The store closing charges included employee termination benefits, lease termination and other costs and are included in the impairment and store closing charges line on the Consolidated Statement of Income for continuing operations.  Additionally, during 2006 we recorded an impairment of $838 on its Cracker Barrel management trainee housing facility.  We also recorded an impairment loss of $431 in 2005 with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market.

Insurance Reserves

We self-insure a significant portion of expected losses under our workers’ compensation, general liability and health insurance programs. We have purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004.  Since 2004, we have elected not to purchase such insurance for our primary group health program, but our offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program.  We record a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to us as of the end of our third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate.  In accordance with SFAS No. 5, “Accounting for Contingencies,” we record the losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments.  We record a liability for our group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by our third party administrator.  We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three fiscal years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves.  Our accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices.  Changes in these factors in the future may produce materially different amounts of expense than would be reported under these insurance programs.

Inventory Shrinkage

Cost of goods sold includes the cost of retail merchandise sold at the Cracker Barrel stores utilizing the retail inventory accounting method.  It includes an estimate of shortages that are adjusted upon physical inventory counts.  In 2006 and 2005, the physical inventory counts for all Cracker Barrel stores and the retail distribution center were conducted as of the end of 2006 and 2005 and shrinkage was recorded based on the physical inventory counts taken.  During 2007, Cracker Barrel changed the timing of its physical inventory counts.  During 2007 and for subsequent fiscal years, physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule.  During 2007, Cracker Barrel also changed its method for calculating inventory shrinkage for the time period between physical inventory counts by using a three-year average of the results from the current year physical inventory and the previous two physical inventories.  The impact of this change on our Consolidated Financial Statements is immaterial for the year ended August 3, 2007.  Actual shrinkage recorded may produce materially different amounts of shrinkage than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision.  These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies.  These estimates are made based on the best available information at the time of the provision and historical experience.  We file our income tax returns many months after our year end.  These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws.  We then must assess the likelihood of successful legal proceedings or a settlement.  Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, a successful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.  In the first quarter of 2008, we will adopt FIN 48.  We are currently evaluating the impact that the adoption of FIN 48 will have on retained earnings.

Share-Based Compensation

In accordance with the adoption of SFAS No. 123R, we began recognizing share-based compensation expense in 2006.  This included expensing stock options as share-based compensation, which had not been required or done in previous years.  The fair value of each option award granted subsequent to July 29, 2005 was estimated on the date of grant using a binomial lattice-based option valuation model.  This model incorporates the following ranges of assumptions:

•  The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the contractual life of the options.
•  We use historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
•  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
•  The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The expected volatility, option exercise and termination assumptions involve management’s best estimates at that time, all of which impact the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option.  We update the historical and implied components of the expected volatility assumption quarterly.  We update option exercise and termination assumptions quarterly.  The expected life is a by-product of the lattice model, and is updated when new grants are made.

SFAS No. 123R also requires that compensation expense be recognized for only the portion of options that are expected to vest.  Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense.  The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award were, in-substance, multiple awards.  We update the estimated forfeiture rate to actual on each of the vesting dates and adjust compensation expense accordingly so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

Unredeemed Gift Cards and Certificates

Unredeemed gift cards and certificates represent a liability related to unearned income and are recorded at their expected redemption value.  No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold.  For those states that exempt gift cards and certificates from their escheat laws, we make estimates of the ultimate unredeemed (“breakage”) gift cards and certificates in the period of the original sale and amortize this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing the liability and recording revenue accordingly.  For those states that do not exempt gift cards and certificates from their escheat laws, we record breakage in the period that gift cards and certificates are remitted to the state and reduce our liability accordingly.  Any amounts remitted to states under escheat laws reduce our deferred revenue liability and have no effect on revenue or expense while any amounts that we are permitted to retain by state escheat laws for administrative costs are recorded as revenue.  Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.  If gift cards and certificates that have been removed from the liability are later redeemed, we recognize revenue and reduce the liability as we would with any redemption.  Additionally, the initial reduction to the liability would be reversed to offset the redemption.

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards and certificates during the past three fiscal years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Legal Proceedings

We are parties to various legal and regulatory proceedings and claims incidental to our business.  In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these actions will not materially affect our consolidated results of operations or financial position.  We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability of loss and for the ability to estimate loss.  These assessments are re-evaluated each quarter or as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted.  The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve.  In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

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

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website.  They set the tone for our organization and include factors such as integrity and ethical values.  Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations.  Our disclosure controls and procedures and our internal controls, however, will not and cannot prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the benefits of controls relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  We have concluded that our internal control over financial reporting was effective as of August 3, 2007, based on these criteria.

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

/s/ Lawrence E. White
Lawrence E. White
Senior Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.
Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the “Company”) as of August 3, 2007 and July 28, 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended August 3, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CBRL Group, Inc. and subsidiaries as of August 3, 2007 and July 28, 2006, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 3, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company completed the sale of its wholly-owned subsidiary, Logan's Roadhouse, Inc., on December 6, 2006.  The gain on sale and results prior to the sale are included in income from discontinued operations in the accompanying consolidated statements of income.

As discussed in Note 10 to the consolidated financial statements, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective July 30, 2005, which resulted in the Company changing the method in which it accounts for share-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 3, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
October 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CBRL Group, Inc.
Lebanon, Tennessee

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CBRL Group, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of August 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of August 3, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 3, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended August 3, 2007, of the Company and our report dated October 1, 2007, expressed an unqualified opinion on those financial statements and included explanatory paragraphs referring to the sale of the Company’s wholly-owned subsidiary, Logan’s Roadhouse, Inc., on December 6, 2006 and the Company’s adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective July 30, 2005.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
October 1, 2007

CBRL GROUP, INC.
CONSOLIDATED BALANCE SHEET
	(In thousands except share data)
ASSETS	August 3, 2007	July 28, 2006
Current Assets:
Cash and cash equivalents	$14,248	$87,830
Property held for sale	4,676	3,127
Receivables	11,759	11,434
Inventories	144,416	128,303
Prepaid expenses and other current assets	12,629	4,395
Deferred income taxes	12,553	17,519
Current assets of discontinued operations	--	401,222
Total current assets	200,281	653,830

Property and Equipment:
Land	287,873	277,605
Buildings and improvements	687,041	651,643
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	336,881	315,867
Leasehold improvements	165,472	149,061
Construction in progress	19,673	17,909
Total	1,500,229	1,415,374
Less: Accumulated depreciation and amortization of capital leases	481,247	432,870
Property and equipment – net	1,018,982	982,504
Other assets	45,767	44,963
Total	$1,265,030	$1,681,297

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$93,060	$70,944
Current maturities of long-term debt and other long-term obligations	8,188	8,116
Taxes withheld and accrued	32,201	30,905
Income taxes payable	18,066	21,381
Accrued employee compensation	48,570	40,582
Accrued employee benefits	34,926	38,518
Deferred revenues	21,162	18,847
Other accrued expenses	18,496	29,595
Current liabilities of discontinued operations	--	71,645
Total current liabilities	274,669	330,533
Long-term debt	756,306	911,464
Other long-term obligations	67,499	55,128
Deferred income taxes	62,433	81,890

 Commitments and Contingencies (Note 15)
Shareholders’ Equity:
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	--	--
Common stock – 400,000,000 shares of $.01 par value authorized; 2007 – 23,674,175 shares issued and outstanding; 2006 – 30,926,906 shares issued and outstanding	237	309
Additional paid-in capital	--	4,257
Accumulated other comprehensive (loss)	(8,988)	(4,529)
Retained earnings	112,874	302,245
Total shareholders' equity	104,123	302,282
Total	$1,265,030	$1,681,297

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME
	(In thousands except share data) Fiscal years ended
	August 3, 2007	July 28, 2006	July 29, 2005

Total revenue	$2,351,576	$2,219,475	$2,190,866
Cost of goods sold	744,275	706,095	717,174
Gross profit	1,607,301	1,513,380	1,473,692
Labor and other related expenses	892,839	832,943	821,355
Impairment and store closing charges (see Note 2)	--	5,369	431
Other store operating expenses	410,131	384,442	369,552
Store operating income	304,331	290,626	282,354
General and administrative	136,186	128,830	113,533
Operating income	168,145	161,796	168,821
Interest expense	59,438	22,205	8,585
Interest income	7,774	764	85
Income before income taxes	116,481	140,355	160,321
Provision for income taxes	40,498	44,854	54,958
Income from continuing operations	75,983	95,501	105,363
Income from discontinued operations, net of tax	86,082	20,790	21,277
Net income	$162,065	$116,291	$126,640
Basic net income per share:
Income from continuing operations	$2.75	$2.23	$2.20
Income from discontinued operations	3.11	0.48	0.45
Net income per share	$5.86	$2.71	$2.65
Diluted net income per share:
Income from continuing operations	$2.52	$2.07	$2.05
Income from discontinued operations	2.71	0.43	0.40
Net income per share	$5.23	$2.50	$2.45
Basic weighted average shares outstanding	27,643,098	42,917,319	47,791,317
Diluted weighted average shares outstanding	31,756,582	48,044,440	53,382,007

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	Common Stock		Additional	Accumulated Other		Total
	Shares	Amount	Paid-In Capital	Comprehensive (Loss)	Retained Earnings	Shareholders’ Equity
Balances at July 30, 2004	48,769,368	$488	$13,982	--	$858,866	$873,336
Cash dividends declared - $.48 per share	--	--	--	--	(22,991)	(22,991)
Share-based compensation	--	--	1,261	--	--	1,261
Exercise of stock awards	1,921,354	19	38,061	--	--	38,080
Tax benefit realized upon exercise of stock options	--	--	12,990	--	--	12,990
Purchases and retirement of common stock	(4,070,919)	(41)	(66,294)	--	(92,993)	(159,328)
Net income	--	--	--	--	126,640	126,640
Balances at July 29, 2005	46,619,803	466	--	--	869,522	869,988
Comprehensive Income:
Net income	--	--	--	--	116,291	116,291
Change in fair value of interest rate swap, net of tax benefit of $2,691 (See Notes 2 and 8)	--	--	--	$(4,529)	--	(4,529)
Total comprehensive income	--	--	--	(4,529)	116,291	111,762
Cash dividends declared - $.52 per share	--	--	--	--	(22,471)	(22,471)
Share-based compensation	---	--	13,439	--	--	13,439
Exercise of stock awards	1,057,103	11	27,272	--	--	27,283
Tax benefit realized upon exercise of stock options	--	--	6,441	--	--	6,441
Purchases and retirement of common stock	(16,750,000)	(168)	(42,895)	--	(661,097)	(704,160)
Balances at July 28, 2006	30,926,906	309	4,257	(4,529)	302,245	302,282
Comprehensive Income:
Net income	--	--	--	--	162,065	162,065
Change in fair value of interest rate swap, net of tax benefit of $4,692 (See Notes 2 and 8)	--	--	--	(4,459)	--	(4,459)
Total comprehensive income	--	--	--	(4,459)	162,065	157,606
Cash dividends declared - $.56 per share	--	--	--	--	(14,908)	(14,908)
Share-based compensation	---	--	12,717	--	--	12,717
Exercise of stock awards	1,125,924	11	33,168	--	--	33,179
Tax benefit realized upon exercise of stock options	--	--	6,642	--	--	6,642
Issuance of common stock	395,775	4	12,132	--	--	12,136
Purchases and retirement of common stock	(8,774,430)	(87)	(68,916)	--	(336,528)	(405,531)
Balances at August 3, 2007	23,674,175	$237	--	$(8,988)	$112,874	$104,123

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
	(In thousands)
	Fiscal years ended
	August 3, 2007	July 28, 2006	July 29, 2005
Cash flows from operating activities:
Net income	$162,065	$116,291	$126,640
Income from discontinued operations, net of tax	(86,082)	(20,790)	(21,277)
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	56,908	57,259	54,805
Loss on disposition of property and equipment	53	1,501	2,933
Impairment	--	4,633	431
Accretion on zero-coupon contingently convertible senior notes and new notes	5,237	5,747	5,579
Share-based compensation	12,717	13,439	1,261
Excess tax benefit from share-based compensation	(6,642)	(6,441)	12,990
Cash paid for accretion of original issue discount on zero-coupon contingently convertible senior notes and new notes	(27,218)	--	--
Changes in assets and liabilities:
Receivables	(325)	(643)	(3,125)
Inventories	(16,113)	5,692	437
Prepaid expenses and other current assets	(8,234)	1,181	1,445
Other assets	(2,381)	(4,941)	(11,173)
Accounts payable	22,116	(15,863)	40,049
Taxes withheld and accrued	1,296	1,111	992
Income taxes payable	(6,280)	11,861	(5,067)
Accrued employee compensation	7,988	(1,985)	(669)
Accrued employee benefits	(3,592)	(2,625)	4,044
Deferred revenues	2,315	164	1,234
Other accrued expenses	(10,397)	8,390	(3,019)
Other long-term obligations	5,931	9,183	10,661
Deferred income taxes	(12,490)	(8,470)	11,190
Net cash provided by operating activities of continuing operations	96,872	174,694	230,361
Cash flows from investing activities:
Purchase of property and equipment	(96,538)	(89,715)	(124,624)
Proceeds from insurance recoveries of property and equipment	91	548	--
Proceeds from sale of Logan’s	265,986	--	--
Proceeds from sale of property and equipment	8,726	6,905	1,381
Net cash provided by (used in) investing activities of continuing operations	178,265	(82,262)	(123,243)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	234,100	1,343,500	609,700
Proceeds from exercise of stock options	33,179	27,283	38,080
Principal payments under long-term debt
and other long-term obligations	(355,089)	(642,232)	(588,388)
Purchases and retirement of common stock	(405,531)	(704,160)	(159,328)
Dividends on common stock	(15,610)	(24,019)	(22,764)
Excess tax benefit from share-based compensation	6,642	6,441	--
Deferred financing costs	--	(12,198)	--
Net cash used in financing activities of continuing operations	(502,309)	(5,385)	(122,700)

Cash flows from discontinued operations:
Net cash (used in) provided by operating activities of discontinued operations	(33,818)	40,016	46,725
Net cash provided by (used in) investing activities of discontinued operations	187,408	(54,810)	(46,823)
Net cash provided by (used in) discontinued operations	153,590	(14,794)	(98)
Net (decrease) increase in cash and cash equivalents	(73,582)	72,253	(15,680)
Cash and cash equivalents, beginning of year	87,830	15,577	31,257
Cash and cash equivalents, end of year	$14,248	$87,830	$15,577
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$63,472	$1,755	$1,178
Accretion of original issue discount of zero-coupon contingently convertible senior notes and new notes	27,218	--	--
Income taxes	101,495	52,703	37,848
Supplemental schedule of non-cash financing activity:
Conversion of zero-coupon contingently convertible senior notes to common stock	$12,136	$--	$--
Change in fair value of interest rate swap	(6,460)	(7,220)	--

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share data)

1.  Description of the Business

CBRL Group, Inc. and its affiliates (collectively, in the Notes, the “Company”) are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept and, until December 6, 2006, the Logan’s Roadhouse® (“Logan’s”) restaurant concept. The Company sold Logan’s on December 6, 2006 (see Note 3).  As a result, Logan’s is classified as discontinued operations for all periods presented in the Consolidated Financial Statements.

2.  Summary Of Significant Accounting Policies

    GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

    Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise.  The Company’s fiscal year ended August 3, 2007 consisted of 53 weeks and the fourth quarter of fiscal 2007 consisted of fourteen weeks.  References in these Notes to a year or quarter are to the Company’s fiscal year or quarter unless noted otherwise.

    Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All significant intercompany transactions and balances have been eliminated.

    Financial instruments – The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of August 3, 2007, approximate their carrying amounts due to their short duration. The fair value of the Company’s variable-rate Term Loan B, Delayed-Draw Term Loan facility, and Revolving Credit facility approximate their carrying values.  The estimated fair value of the Company’s interest rate swap liability on a portion of the Company’s outstanding debt is included in other long-term obligations (see “Derivative instruments and hedging activities” in this Note).  The fair value of the interest rate swap is the present value of the expected cash flows and is calculated by using the replacement fixed rate in the then-current market.

    Cash and cash equivalents– The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Inventories– Inventories are stated at the lower of cost or market.  Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method.  Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method.  Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

    Cost of goods sold includes the cost of retail merchandise sold at the Cracker Barrel stores utilizing the retail inventory accounting method.  It includes an estimate of shortages that are adjusted upon physical inventory counts.  In 2006 and 2005, the physical inventory counts for all Cracker Barrel stores and the retail distribution center were conducted as of the end of 2006 and 2005 and shrinkage was recorded based on the physical inventory counts taken.  During 2007, Cracker Barrel changed the timing of its physical inventory counts.  During 2007 and for subsequent fiscal years, physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule.  During 2007, Cracker Barrel also changed its method for calculating inventory shrinkage for the time period between physical inventory counts by using a three-year average of the results from the current year physical inventory and the previous two physical inventories.

    Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the Operating Leases section of this Note 2 to the Consolidated Financial Statements.

    Property and equipment – Property and equipment are stated at cost.  For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Depreciation expense was $55,331, $56,030 and $54,171 for 2007, 2006 and 2005, respectively.  Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest, excluding discontinued operations, was $890, $384 and $598 for 2007, 2006 and 2005, respectively.

Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset.  If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income.  Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance.  The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.

During 2007, the Company did not incur any impairment losses or store closing costs. During 2006, the Company decided to close seven Cracker Barrel stores, which resulted in impairment charges and store closing costs of $4,531.  Initially these impairments were recorded based upon the lower of unit carrying amount or fair value.  The impaired locations were closed in February 2006 and were classified at that time as held for sale and were remeasured at their fair value less cost to sell.  The locations were closed due to weak financial performance, an unfavorable outlook, and relatively positive prospects for proceeds from disposition for certain locations.  As of August 3, 2007, the Company had sold five Cracker Barrel stores and expects the sale of the remaining two owned properties to be completed within one year. The store closing charges included employee termination benefits, lease termination and other costs and are included in the impairment and store closing charges line on the Consolidated Statement of Income for continuing operations.  Additionally, during 2006, the Company recorded an impairment of $838 on its Cracker Barrel management trainee housing facility. The Company also recorded an impairment loss of $431 in 2005 with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market. The results of operations for all restaurants closed in fiscal 2006 and 2005 are not material to our consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

Operating leases– The Company has ground leases and office space leases that are recorded as operating leases.  Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions.  In accordance with FASB Technical Bulletin (“FTB”) No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life.  The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain of the renewal periods that can be exercised at the Company’s option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.

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

 Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place.  Net advertising expense was $40,522, $38,274 and $41,133 for 2007, 2006 and 2005, respectively.

Insurance – The Company self-insures a significant portion of expected losses under its workers’ compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004.  Since 2004 the Company has elected not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 lifetime for any employee (including dependents) in the program, and, in certain cases, to not more than $100 in any given plan year.  The Company records a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company’s third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter.  The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments.  The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company’s third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Revenue recognition – The Company records revenue from the sale of products as they are sold.  The Company provides for estimated returns based on return history and sales levels.  As permitted by the provisions of Emerging Issues Task Force (“EITF”) 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, the Company’s policy is to present sales in the Consolidated Statement of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates– Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold.  For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed (“breakage”) gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly.  For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly.  Any amounts remitted to states under escheat laws reduce the Company’s deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain by state escheat laws for administrative costs are recorded as revenue.  Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.  If gift cards and certificates that have been removed from the liability are later redeemed, the Company recognizes revenue and reduces the liability as it would with any redemption.  Additionally, the initial reduction to the liability would be reversed to offset the redemption.

Income taxes – Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 13).

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares related to stock options, nonvested stock and stock awards issued by the Company are calculated using the treasury stock method.

During 2007, a portion of the Company’s zero coupon convertible notes (“Senior Notes”) were exchanged for a new issue of zero coupon senior convertible notes (“New Notes”).  The New Notes were substantially the same as the Senior Notes except the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company’s common stock for the conversion value in excess of the accreted value.  The Senior Notes required the issuance of the Company’s common stock upon conversion.  The Company’s Senior Notes and New Notes were redeemed during 2007 (see Note 8).  Prior to redemption, the New Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the treasury stock method and the Senior Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the “if-converted” method pursuant to EITF No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” issued by the Financial Accounting Standards Board (“FASB”).  Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock (see Notes 6 and 8).  The Company’s Senior Notes, New Notes, outstanding employee and director stock options, nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.

Share-based compensation – The Company has four share-based compensation plans for employees and non-employee directors, which authorize the granting of stock options, nonvested stock, and other types of awards consistent with the purpose of the plans (see Note 10).  The number of shares authorized for issuance under the Company’s plans as of August 3, 2007 totals 26,294,452, of which 1,793,648 shares were available for future issuance.  Stock options granted under these plans are granted with an exercise price equal to the market price of the Company’s stock on the date immediately preceding the date of the grant (except grants made to employees under the Company’s 2002 Omnibus Incentive Compensation Plan, whose exercise price is equal to the closing price on the day of the grant); those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

Prior to July 30, 2005, the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in the Company’s prior year net income for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant. The reported share-based compensation expense, net of related tax effects, in the table below represents the amortization of nonvested stock grants.

Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for 2005, the Company's consolidated net income and net income per share would have been reduced to the pro-forma amounts illustrated as follows:

2005
Net income – as reported	$126,640
Add: Total share-based employee compensation included in reported net income, net of related tax effects	825
Deduct: Total share-based compensation expense determined under fair-value based method for all awards, net of tax effects	(9,624)
Net income – pro forma	$117,841

Net income per share:
Basic – as reported	$2.65
Basic – pro forma	$2.47
Diluted – as reported	$2.45
Diluted – pro forma	$2.29

The Company adopted SFAS 123R “Share-Based Payment” on July 30, 2005 (see Note 10).

Segment reporting – The Company accounts for its segment in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.”  SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments.  Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 14).

Derivative instruments and hedging activities – The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its subsequent amendments.  These statements specify how to report and display derivative instruments and hedging activities.

The Company is exposed to market risk, such as changes in interest rates and commodity prices.  The Company does not hold or use derivative financial instruments for trading purposes.  Prior to 2006 the Company had no derivative financial instruments that required fair value accounting treatment.

The Company’s policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 8, 15 and 17).  To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  The interest rate swap was accounted for as a cash flow hedge under SFAS No. 133.  The swapped portion of the Company’s outstanding debt is fixed at a rate of 5.57% plus the Company’s then current credit spread, or 7.07% based on our credit spread at August 3, 2007, over the 7-year life of the interest rate swap.  The swapped portion is $525,000 to May 2, 2007, $650,000 from May 3, 2007 to May 4, 2008, $625,000 from May 5, 2008 to May 3, 2009, $600,000 from May 4, 2009 to May 2, 2010, $575,000 from May 3, 2010 to May 2, 2011, $550,000 from May 3, 2011 to May 2, 2012, and $525,000 for May 3, 2012 to May 2, 2013.  The estimated fair value of this interest rate swap liability was $13,680 and $7,220 at August 3, 2007 and July 28, 2006, respectively, and is included in other long-term obligations.  The offset to the interest rate swap liability is in other comprehensive income (loss), net of the deferred tax asset.  Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings.  Cash flows related to the interest rate swap are included in operating activities.

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable.  Changes in commodity prices would affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously.  In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing.  From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

Comprehensive Income  – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company’s interest rate swap.

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

Recently Adopted Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  SAB 108 is effective for fiscal years ending after November 15, 2006.  The Company adopted SAB 108 in 2007.  The adoption of SAB 108 had no impact on the Company’s Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.”  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  In the first quarter of 2008, the Company will adopt FIN 48.  The Company is currently evaluating the impact that the adoption of FIN 48 will have on retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting SFAS No. 157 and cannot yet determine the impact of its adoption in the first quarter of 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure eligible financial instruments and other items at fair value.  The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting SFAS No. 159 and cannot yet determine the impact of its adoption in the first quarter of 2009.

3.  Discontinued Operations

On October 12, 2006, the Company’s Board of Directors approved the terms under which management was authorized to negotiate an agreement to sell Logan’s, and the Company determined that Logan’s met the criteria for classification as discontinued operations on that date.  The decision to sell Logan’s was the result of the Company’s decision to focus on the Cracker Barrel restaurant and retail concept and to increase shareholder value.  The definitive agreement subsequently was entered into and announced on October 30, 2006.  On December 6, 2006, we completed the sale of Logan’s, for total consideration of approximately $485,000 after post-closing adjustments for working capital and capital expenditures as provided in the sale agreement.  Total consideration included the proceeds from a real estate sale-leaseback transaction closed on December 1, 2006, the proceeds of which were distributed to the Company in satisfaction of intercompany indebtedness.  The sale-leaseback consideration also included retention by the Company of three Logan’s restaurant locations at which certain real estate matters precluded their being included in the sale-leaseback at that time.  The Company leased these three properties to Logan’s under terms and conditions consistent with the sale-leaseback transaction.

The Company has reported the results of operations of Logan’s through December 5, 2006 as well as certain expenses of the Company related to the divestiture of Logan’s through August 3, 2007, and for the full period ended July 28, 2006 and July 29, 2005, as discontinued operations, which consist of the following:

	August 3, 2007	July 28, 2006	July 29, 2005
Revenues	$154,529	$423,522	$376,682

Income before provision for income taxes from discontinued operations	7,450	27,694	33,244
Income tax provision	2,279	6,904	11,967
Income from discontinued operations, net of tax, before gain on sale of Logan’s	5,171	20,790	21,277
Gain on sale of Logan’s, net of tax of $8,592	80,911	--	--
Income from discontinued operations, net of tax	$86,082	$20,790	$21,277

  A reconciliation of the provision for income taxes from discontinued operations and the amount computed by multiplying the income before the provision for income taxes from discontinued operations by the U.S. federal statutory rate of 35% was as follows:

	August 3, 2007	July 28, 2006	July 29, 2005
Provision computed at federal statutory income tax rate	$11,955	$9,693	$11,636
State and local income taxes, net of federal benefit	(621)	(713)	1,255
Employer tax credits for FICA taxes paid on employee tip income	(478)	(1,158)	(989)
Federal reserve adjustments	--	(978)	--
Other-net	15	60	65
Total income tax provision from discontinued operations	$10,871	$6,904	$11,967

In addition, the assets and liabilities of Logan’s are aggregated and disclosed as current assets and current liabilities in the consolidated balance sheet as of July 28, 2006 as follows.  No assets or liabilities of Logan’s are included in the consolidated balance sheet as of August 3, 2007.

July 28, 2006
Cash and cash equivalents Property held for sale Receivables	$1,732 1,589 3,195
Inventories Prepaid expenses Property and equipment, net	9,873 1,601 287,580
Goodwill	93,724
Other assets	1,928
Current assets of discontinued operations	$401,222

Accounts payable	$12,902
Other accrued expenses	23,891
Other long-term obligations	11,790
Deferred income taxes	23,062
Current liabilities of discontinued operations	$71,645

4.  Gains on Property Disposition

During 2007, the Company sold two of the three Logan’s properties the Company had retained and leased to Logan’s (see Note 3).  These properties were classified as property held for sale and had net book values of approximately $2,190 and $1,492.  The Company received total proceeds of approximately $6,187 on the two properties, which resulted in a total gain of approximately $2,505.  The gain is recorded in general and administrative expenses in the Consolidated Statement of Income.  Additionally, during 2007, the State of New York condemned a portion of the land on which a Cracker Barrel store was located to build a road.  The Company received condemnation proceeds of approximately $760 and recorded a gain of approximately $500 in other store operating expenses in the Consolidated Statement of Income.

5.  Inventories

Inventories were comprised of the following at:
	August 3, 2007	July 28, 2006
Retail	$109,891	$97,799
Restaurant	16,593	16,463
Supplies	17,932	14,041
Total	$144,416	$128,303

6. Net Income Per Share and Weighted Average Shares

Basic consolidated net income per share is computed by dividing consolidated net income available to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares related to stock options, nonvested stock and stock awards issued by the Company are calculated using the treasury stock method.

During 2007, a portion of the Company’s Senior Notes was exchanged for New Notes (see Note 8).  The New Notes were substantially the same as the Senior Notes except the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company’s common stock for the conversion value in excess of the accreted value.  The Senior Notes required the issuance of the Company’s common stock upon conversion.  The Company’s Senior Notes and New Notes were redeemed during 2007.  Prior to redemption, the New Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the treasury stock method and the Senior Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the “if-converted” method pursuant to EITF No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” issued by the FASB.  Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock. The Company’s Senior Notes, New Notes, outstanding employee and director stock options, nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.

The following table reconciles the components of diluted earnings per share computations:

August 3, 2007	July 28, 2006	July 29, 2005
Income from continuing operations per share numerator:
Income from continuing operations	$75,983	$95,501	$105,363
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects	3,977	3,977	4,330
Income from continuing operations available to common shareholders	$79,960	$99,478	$109,693

Income from discontinued operations per share numerator:	$86,082	$20,790	$21,277

Net income per share numerator:
Income from operations	$162,065	$116,291	$126,640
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects	3,977	3,977	4,330
Income from operations available to common shareholders	$166,042	$120,268	$130,970

Income from continuing operations, income from discontinued operations, and net income per share denominator:
Basic weighted average shares outstanding	27,643,098	42,917,319	47,791,317
Add potential dilution:
Senior and New Notes	3,479,087	4,582,788	4,582,788
Stock options, nonvested stock, and stock awards	634,397	544,333	1,007,902
Diluted weighted average shares outstanding	31,756,582	48,044,440	53,382,007

7.  Share Repurchases

During fiscal 2007, the Company repurchased a total of 8,774,430 shares of its common stock pursuant to a modified “Dutch Auction” tender offer (the "Tender Offer”) and previously announced share repurchase authorizations. The Company repurchased 5,434,774 shares of its common stock pursuant to the Tender Offer for a total purchase price of approximately $250,000 before fees.  In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the Company recorded interest expense of $286 associated with the Tender Offer in the second quarter of 2007. The Company also incurred related transaction fees, which were recorded as a reduction to shareholders’ equity, and resulted in an average cost of $46.03 per share for the Tender Offer.  The transaction fees included the dealer manager, information agent, depositary, legal and other fees.  As part of its $100,000 share repurchase authorization, the Company repurchased a total of 2,122,800 shares of its common stock in the open market at an aggregate cost of approximately $100,000 before fees. In addition, the Company repurchased 821,081 shares of its common stock remaining under repurchase authorizations previously in effect at the end of 2005 and 395,775 shares issued in connection with the redemption of its convertible debt at an aggregate cost of approximately $55,000 before fees.  At August 3, 2007, the Company does not have any share repurchase authorizations outstanding (see Note 19). The Company’s principal criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by the Company’s debt covenants under the 2006 Credit Facility.

    During fiscal 2006, the Company repurchased 16,750,000 shares of its common stock pursuant to a modified “Dutch Auction” tender offer (the "2006 Tender Offer”) for a total purchase price of approximately $703,500 before fees.  The Company recorded interest expense of $648 associated with the 2006 Tender Offer in the fourth quarter of 2006.  The Company also incurred related transaction fees, which were recorded as a reduction to shareholders’ equity, and resulted in an average cost of $42.04 per share for the 2006 Tender Offer. The Company contemporaneously drew $725,000 under its credit facility, as described in Note 8, to pay for the shares accepted in the 2006 Tender Offer and related transaction fees and expenses.

    During 2007 and 2006, the Company returned a total of approximately $405,000 and $704,000 to shareholders through share repurchases, respectively.

8.  Debt

     Long-term debt consisted of the following at:
	August 3, 2007	July 28, 2006
Term Loan B payable $1,792 and $2,000 per quarter in fiscal 2007 and 2006, respectively, with the remainder due on April 27, 2013	$640,624	$723,000
Delayed-Draw Term Loan Facility payable $250 per quarter with the remainder due on April 27, 2013	99,750	--
Revolving Credit Facility payable on or before April 27, 2011	24,100	--
3.0% Zero-Coupon Contingently convertible Senior Notes payable on or before April 2, 2032	--	196,464
	764,474	919,464
Current maturities	(8,168)	(8,000)
Long-term debt	$756,306	$911,464

Effective April 27, 2006, the Company entered into a $1,250,000 credit facility (the “2006 Credit Facility”) that consisted of up to $1,000,000 in term loans (an $800,000 Term Loan B facility and a $200,000 Delayed-Draw Term Loan facility) with a scheduled maturity date of April 27, 2013 and a $250,000 Revolving Credit facility expiring April 27, 2011.  As described in Note 7, contemporaneously with the acceptance of shares in the 2006 Tender Offer, on May 3, 2006, the Company drew $725,000 under the $800,000 available under the Term Loan B facility (the $75,000 not drawn is no longer available), which was used to pay for the shares accepted in the 2006 Tender Offer, fees associated with the 2006 Credit Facility and the related transaction costs.  During 2007, the Company drew $100,000 under its Delayed-Draw Term Loan facility in connection with its redemption of its Senior and New Notes.  The remaining amount under the Delayed-Draw Term Loan facility can be used any time prior to October 27, 2007 for general corporate purposes.

The interest rates for the Term Loan B, Delayed-Draw Term Loan facility and the Revolving Credit facility are based on either LIBOR or prime.   A spread is added to the interest rates according to a defined schedule based on the Company’s consolidated total leverage ratio as defined in the 2006 Credit Facility, 1.50% as of August 3, 2007 and July 28, 2006.  The Company’s policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt.  To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  See Note 2 for a further discussion of the Company’s interest rate swap.  As of August 3, 2007 and July 28, 2006, the interest rate on the Term Loan B was 6.86% and 6.63%, respectively.  As of August 3, 2007, the interest rates on the Delayed-Draw Term Loan facility and the Revolving Credit facility were 6.86% and 8.75%, respectively.  At August 3, 2007, the Company had $187,738 available under its Revolving Credit facility and $100,000 available under its Delayed-Draw Term Loan facility.

During 2006, loan acquisition costs associated with the Term Loan B, Revolving Credit facility and Delayed-Draw Term Loan facility were capitalized in the amount of $7,122 (net of $656 in commitment fees that were written off in 2006 related to the $75,000 availability that was not drawn on the Term Loan B), $2,456, and $1,964, respectively, and will be amortized over the respective terms of the facilities.  The 2006 Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio as specified in the agreement and maintenance of minimum consolidated interest coverage ratios.  At August 3, 2007 and July 28, 2006, the Company was in compliance with all debt covenants.

Subject to there being no events of default, and the Company having at least $100,000 available under the revolving credit facility, the Company may declare and pay cash dividends on our common stock so long as the aggregate amount of such dividends paid during any fiscal year would be less than 15% of Consolidated EBITDA from continuing operations, as defined in the credit agreement, for the fiscal year immediately preceding the fiscal year in which such dividend is paid.  In any event, subject to there being no events of default, and the Company having at least $100,000 available under the revolving credit facility, the Company may increase its regular quarterly cash dividend in any fiscal quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the regular quarterly cash dividend paid in the prior fiscal quarter.

In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes required no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum.  The Senior Notes were redeemable at the Company's option on or after April 3, 2007, and the holders of the Senior Notes could have required the Company to redeem the Senior Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances.  In addition, each $1 (face value at maturity) Senior Note was convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate).  During the quarter ended April 28, 2006, the Company’s credit ratings decreased below the thresholds defined in the indenture and the Senior Notes became convertible.

During the third quarter of 2007, pursuant to the put option, the Company repurchased $20 in principal amount at maturity of the Senior Notes.  In addition, during the third quarter of 2007, the Company completed an exchange offer in which $375,931 (face value at maturity) of its $422,030 (face value at maturity) Senior Notes were exchanged for New Notes due 2032.  The New Notes were substantially the same as the Senior Notes except that the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company’s common stock for the conversion value in excess of the accreted value.  The Senior Notes required the issuance of the Company’s common stock upon conversion.

In connection with the Company’s redemption of its Senior Notes and New Notes on June 4, 2007, holders of approximately $401,000 principal amount at maturity outstanding elected to convert their notes into common stock rather than have them redeemed.  The Company issued 395,775 shares of its common stock upon conversion and paid approximately $179,720 upon redemption.  In addition, the Company purchased $20,000 in principal amount at maturity of the Senior Notes for approximately $9,836.  The Company obtained funds for the redemption by drawing on its Delayed-Draw Term Loan facility and using cash on hand.

The aggregate maturities of long-term debt subsequent to August 3, 2007 are as follows:

Year
2008	$8,168
2009	8,168
2010	8,168
2011	32,268
2012	8,168
2013 and thereafter	699,534
Total	$764,474

9.  Compensatory Plans and Arrangements

In connection with the Company’s 2006 strategic initiatives, the Compensation and Stock Option Committee (the “Committee”) of the Company’s Board of Directors approved, pursuant to the Company’s 2002 Omnibus Incentive Compensation Plan (described below), the “2006 Success Plan” for certain officers of the Company.  The maximum amount payable under the 2006 Success Plan was $6,647 by the Company and $1,168 by Logan’s.  On June 6, 2007, the Company paid $6,647 under this plan.  During 2007, the Company recorded expense of $2,137 for this plan as general and administrative expenses from continuing operations and recorded $2,136 related to CBRL Group officers and $206 related to Logan’s officers as discontinued operations.  During 2006, the Company recorded expense of $1,187 for this plan as general and administrative expenses from continuing operations and recorded $1,187 related to CBRL Group officers and $417 related to Logan’s officers as discontinued operations.

10.  Stock Compensation Plans

The Company’s employee compensation plans are administered by the Compensation and Stock Option Committee of the Board of Directors.  The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, nonvested stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose.  Except as described below for certain options granted to non-employee directors, the option price per share of all options granted under the Omnibus Plan are required to be at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day the option is granted.  Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company’s common stock, and awards of up to 2,000 shares of nonvested stock or nonvested stock units.  The option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option on the day of election or appointment to acquire up to 5,000 shares of the Company’s common stock or awards of up to 2,000 shares of nonvested stock or nonvested stock units.  Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  At August 3, 2007, there were 1,107,413 shares of the Company’s common stock reserved for future issuance under the Omnibus Plan.

The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan (“Employee Plan”) covered employees who are not officers or directors of the Company.  The stock options were granted with an exercise price of at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day the option was granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  An aggregate of 4,750,000 shares of the Company’s common stock originally were authorized under this plan, which expired on July 29, 2005.

The Company also has an Amended and Restated Stock Option Plan (the “Plan”) that allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company’s common stock.  At August 3, 2007, there were 686,235 shares of the Company’s common stock reserved for future issuance under the Plan.  The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company’s common stock based on the closing price on the day preceding the day the option is granted.  Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.

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

Under the Black-Scholes option-pricing model, the Company estimated volatility using only its historical share price performance over the expected life of the option.  Under SFAS No. 123R, however, the Company estimates expected volatility using a blend of implied volatility based on market-traded options on the Company’s common stock and historical volatility of the Company’s common stock over the contractual life of the options.  Results of periods prior to fiscal 2006 do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method.  The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.  Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises or grants of nonvested shares.

The adoption of SFAS No. 123R decreased 2006 reported operating income and income before income taxes by $8,533, income from continuing operations by $5,806, reported net income by $6,851 and reported basic and diluted net income per share by $0.16 and $0.15 per share, respectively, for 2006.  The pre-tax expense is included in general and administrative expense for continuing operations.  The adoption of SFAS No. 123R resulted in a decrease in reported cash flow from operating activities of $6,441 offset by an increase in reported cash flow from financing activities of $6,441 in 2006.  The Company’s adoption of SFAS No. 123R did not affect operating income, income before income taxes, cash flows from operating activities, cash flows from financing activities, income from continuing operations, net income or basic and diluted net income per share in 2005.

In October 2006, following the Company’s decision to sell Logan’s as discussed in Note 3, the Company modified certain share-based compensation awards for eleven Logan’s employees.  These employees would have forfeited these unvested awards upon Logan’s divestiture due to the performance and/or service conditions of the awards not being met.  The modification of these awards consisted of the cancellation of the Mid-Term Incentive Retention Plans (“MTIRP”) and nonvested stock grants for these employees and the concurrent grant of cash replacement awards for the cancelled awards.   No replacement awards for these employees’ stock options were given and thus, the unvested stock options were forfeited upon the completion of the Logan’s divestiture. In accordance with SFAS No. 123R, the previously accrued compensation cost for these awards were reversed and no compensation cost was recorded for these awards.  Total compensation cost reversed related to these awards was approximately $101 for stock options and $559 for nonvested stock awards and is recorded as discontinued operations in the Consolidated Financial Statements.  The cash replacement awards for the 2005 and 2006 MTIRP awards retained their original vesting terms (see Note 11).  The cash replacement awards of the nonvested stock grants retained their original vesting terms and vest on various dates between August 2007 and February 2011. Compensation cost for these modified awards will be recognized by Logan’s over the remaining vesting period of the awards.

Additionally, during 2007, the Company recognized additional compensation expense of $1,731 for retirement eligible employees under its MTIRP plans.  In accordance with SFAS No. 123R, compensation expense is recognized to the date on which retirement eligibility is achieved, if shorter than the vesting period.

In recent years, partly in anticipation of the adoption of SFAS No.123R, the Company has adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity-based awards.  Compensation cost for share-based payment arrangements for 2007 was $6,360 and $6,357 for stock options and for nonvested stock, respectively.  Included in these totals are share-based compensation from continuing operations of $6,294 for stock options and $6,837 for nonvested stock.

Compensation cost for share-based payment arrangements for 2006 was $9,900 and $3,539 for stock options and for nonvested stock, respectively.  Included in these totals are share-based compensation from continuing operations of $8,533 for stock options and $3,140 for nonvested stock.  Share-based compensation from continuing operations is recorded in general and administrative expenses. The total income tax benefit recognized in the Consolidated Statement of Income for 2007 and 2006 for share-based compensation arrangements was $4,406 and $4,139, respectively.

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

Year Ended
	August 3,	July 28,
	2007	2006

Dividend yield range	1.2%- 1.4%	1.2%- 1.6%
Expected volatility	30% - 31%	28% - 31%
Risk-free interest rate range	4.4%- 5.2%	3.8%- 5.5%
Expected term (in years)	1.2 - 6.2	2.1-6.2

A summary of the Company’s stock option activity as of August 3, 2007, and changes during 2007 is presented in the following table:

(Shares in thousands)
Fixed Options	Shares	Weighted- Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 28, 2006	3,884	$29.57
Granted	430	41.73
Exercised	(1,096)	30.89
Forfeited/Expired	(227)	34.20
Outstanding at August 3, 2007	2,991	$30.48	5.62	$22,057
Exercisable	2,050	$26.86	4.29	$21,310

The weighted-average grant-date fair values of options granted during 2007 and 2006 were $13.10 and $10.93, respectively.  The intrinsic value for stock options is defined as the difference between the current market value and the grant price.  The total intrinsic values of options exercised during 2007 and 2006 were $16,298 and $17,055, respectively.

Nonvested stock grants consist of the Company’s common stock and generally vest over 2-5 years.  All nonvested stock grants are time vested except the nonvested stock grants of one executive that also are based upon Company performance against a specified annual increase in earnings before interest, taxes, depreciation, amortization and rent.  Generally, the fair value of each nonvested stock grant is equal to the market price of the Company’s stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.   Certain nonvested stock grants accrue dividends and their fair value is equal to the market price of the Company’s stock at the date of the grant.

A summary of the Company’s nonvested stock activity as of August 3, 2007, and changes during 2007 is presented in the following table:

(Shares in thousands)
Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value

Unvested at July 28, 2006	269	$36.74
Granted	194	37.39
Vested	(41)	38.83
Forfeited	(22)	35.98
Unvested at August 3, 2007	400	$36.88

As of August 3, 2007, there was $14,742 of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.24 years. Nonvested stock grants of 41,410 vested during 2007.

During 2007, cash received from options exercised was $33,179 and the actual tax benefit realized for the tax deductions from stock options exercised totaled $6,642.

11.  Common Stock

      Pursuant to the Omnibus Plan, the Company granted 130,000, 81,525 and 165,000 shares of nonvested stock during 2007, 2006 and 2005, respectively, to certain individuals as targeted retention or new hire grants as well as the annual grant to non-employee members of the Company’s Board of Directors.  5,000 shares of nonvested stock granted during 2006 and 5,000 shares of nonvested stock granted during 2004 were forfeited during 2007.  The Company's compensation expense from continuing operations, net of forfeitures, for these nonvested shares was $3,364, $2,098 and $494 in 2007, 2006 and 2005, respectively.

The Committee established the FY2005, FY2006 and FY2007 Mid-Term Incentive and Retention Plans (“2005 MTIRP”, “2006 MTIRP”, and “2007 MTIRP”, respectively) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers.  The 2005 MTIRP award was calculated during 2005 based on achievement of qualified financial performance measures, but restricted until vesting occurred on the last day of 2007.  At August 3, 2007, the nonvested stock of 38,910 shares under the 2005 MTRIP vested and cash and dividends earned under the 2005 MTIRP of $353 and $42, respectively, were paid on August 6, 2007. The 2006 MTIRP award was calculated during 2006 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2008. The 2007 MTIRP award was calculated during 2007 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2009.  The 2006 and 2007 awards will be paid in the form of either 50% nonvested stock and 50% cash or 100% nonvested stock, based upon the election of each officer.  At August 3, 2007, the nonvested stock and cash earned under the 2006 MTIRP was 56,660 shares and $240, respectively, and the nonvested stock and cash earned under the 2007 MTIRP was 66,247 shares and $389, respectively.  Cash dividends on the 2006 MTIRP nonvested stock earned shall accrue from July 28, 2006 and be payable, along with the remainder of the award, to participants on the payout date in 2009. Cash dividends on the 2007 MTIRP nonvested stock earned shall accrue from August 3, 2007 and be payable, along with the remainder of the award, to participants on the payout date in 2010.

The Committee established the Stock Ownership Achievement Plan (“Stock Ownership Plan”) pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future.  Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year.  The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met.  The Company's compensation expense during 2007, 2006 and 2005 for this award was $92, $78 and $98, respectively.  Included in these amounts is compensation expense from continuing operations of $92, $68 and $90 for 2007, 2006 and 2005, respectively.  On August 6, 2007, July 31, 2006 and August 1, 2005, the Company issued 2,500, 2,400 and 2,500 unrestricted shares of common stock to the certain executive officers that earned the award in 2007, 2006 and 2005, respectively.

12.  Litigation Settlement

The Company was a member of a plaintiff class of a settled lawsuit against Visa U.S.A. Inc. (“Visa”) and MasterCard International Incorporated (“MasterCard”). The Visa Check/Mastermoney Antitrust litigation settlement became final on June 1, 2005.  Because the Company believed this settlement represented an indeterminate mix of loss recovery and gain contingency, the Company could not record the expected settlement proceeds until the settlement amount and timing were reasonably certain.  During the second quarter of 2007, the Company received its share of the proceeds, which was $1,318, and recorded the amount of the proceeds as a gain that is included in other store operating expenses in the Consolidated Statement of Income.

13.  Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

	August 3, 2007	July 28, 2006
Deferred tax assets:
Financial accruals without economic performance	$37,326	$36,466
Other	6,864	7,062
Deferred tax assets	$44,190	$43,528

Deferred tax liabilities
Excess tax depreciation over book	$72,202	$73,233
Excess tax interest over book on Senior Notes	--	14,646
Other	21,868	20,020
Deferred tax liabilities	94,070	107,899
Net deferred tax liability	$49,880	$64,371

    The Company provided no valuation allowance against deferred tax assets recorded as of August 3, 2007 and July 28, 2006, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:
	2007	2006	2005
Current:
Federal	$46,883	$49,130	$41,024
State	7,824	4,194	2,745
Deferred:
Federal	(14,250)	(6,815)	10,248
State	41	(1,655)	941
Total income tax provision	$40,498	$44,854	$54,958

    A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:
	2007	2006	2005
Provision computed at federal statutory income tax rate	$40,768	$49,124	$56,112
State and local income taxes, net of federal benefit	6,143	3,202	4,641
Employer tax credits for FICA taxes paid on employee tip income	(5,449)	(4,761)	(4,345)
Federal reserve adjustments	168	(1,332)	493
Other employer tax credits	(3,915)	(2,219)	(2,141)
Section 162(m) non-deductible compensation	1,809	--	83
Other-net	974	840	115
Total income tax provision	$40,498	$44,854	$54,958

14. Segment Information

Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines.  The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects.  The chief operating decision maker regularly evaluates the restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment.  All of the Company’s operations are located within the United States.  As stated in Note 3, the operations of Logan’s are reported as discontinued operations and have been excluded from segment reporting.  The following data are presented in accordance with SFAS No. 131 for all periods presented.

	2007	2006	2005
Revenue from continuing operations:
Restaurant	$1,844,804	$1,748,193	$1,696,706
Retail	506,772	471,282	494,160
Total revenue from continuing operations	$2,351,576	$2,219,475	$2,190,866

15.  Commitments and Contingencies

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

The Company was contingently liable pursuant to standby letters of credit as credit guarantees primarily related to insurers.  As of August 3, 2007, the Company had $38,162 of standby letters of credit related primarily to securing reserved claims under workers' compensation and general liability insurance.  All standby letters of credit are renewable annually and reduce the Company’s availability under its $250,000 Revolving Credit facility.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party and a second operating lease that has been sublet to a third party.  The operating leases have remaining lives of approximately 6.2 and 10.3 years, with annual lease payments of approximately $361 and $107, respectively.  Under the assigned lease the Company’s performance is required only if the assignee fails to perform its obligations as lessee.  At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the Consolidated Financial Statements for amounts to be paid as a result of non-performance by the assignee.  Under the sublease, the Company’s performance is only required if the sublessee fails to perform its obligations as lessee.  At August 3, 2007, the Company has a remaining liability of $393 in the Consolidated Financial Statements for estimated amounts to be paid in case of non-performance by the sublessee.

As of December 2006, the Company has reaffirmed its guarantee of the lease payments for two Logan’s restaurants.  The operating leases have remaining lives of 4.4 and 12.7 years with annual payments of approximately $94 and $98, respectively.  The Company’s performance is only required if Logan’s fails to perform its obligations as lessee.  At this time, the Company has no reason to believe Logan’s will not perform, and therefore, no provision has been made in the Consolidated Financial Statements for amounts to be paid as a result of non-performance by Logan’s.

The Company is party to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.  In connection with the divestiture of Logan’s and Logan’s sale-leaseback transaction (see Note 3), the Company is a party to various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs.  With the exception of certain tax indemnifications, the Company believes that the probability of being required to make any indemnification payments is remote. Therefore, no provision has been recorded for any potential non-tax indemnification payments in the Consolidated Balance Sheet.  At August 3, 2007, the Company has recorded a provision of $915 in the Consolidated Balance Sheet for these tax indemnifications.

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

As of August 3, 2007, the Company operated 160 Cracker Barrel stores in leased facilities and also leased certain land and advertising billboards  (see Note 17).  These leases have been classified as either capital or operating leases.  The interest rates for capital leases vary from 5% to 10%.   Amortization of capital leases is included with depreciation expense.  A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses.  Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of August 3, 2007:

Year
2008	$20
Total minimum lease payments	20
Less amount representing interest	--
Present value of minimum lease payments	20
Less current portion	20
Long-term portion of capital lease obligations	$ --

The following is a schedule by year of the future minimum rental payments to be received under the Company’s sublease, as of August 3, 2007.

Year
2008	$ 60
2009	61
2010	63
2011	67
2012	67
Later years	339
Total	$657

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of August 3, 2007.  Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

Year	Base term and exercised options*	Renewal periods not yet exercised**	Total
2008	$ 28,926	$ 118	$ 29,044
2009	28,920	258	29,178
2010	27,377	540	27,917
2011	27,123	574	27,697
2012	26,439	1,227	27,666
Later years	183,839	285,829	469,668
Total	$322,624	$288,546	$611,170
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

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of August 3, 2007:

Year
2008	$21,525
2009	13,544
2010	5,332
2011	114
2012	8
Total	$40,523

Rent expense under operating leases, excluding leases for advertising billboards is recognized on a straight-line, or average, basis and include any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.  This lease period is consistent with the period over which leasehold improvements are amortized.  Rent expense from continuing operations for each of the three years was:

	Minimum	Contingent	Total
2007	$29,691	$618	$30,309
2006	28,801	609	29,410
2005	27,778	709	28,487

Rent expense from continuing operations under operating leases for billboards for each of the three years was:

	Minimum	Contingent	Total
2007	$25,204	--	$25,204
2006	24,938	--	24,938
2005	23,374	--	23,374

16.  Employee Savings Plans

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one.  Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan.  Contributions under both Plan I and Plan II may be invested in various investment funds at the employee’s discretion.  Such contributions, including the Company matching contribution described below, may not be invested in the Company’s common stock.  In 2007, 2006 and 2005, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee’s compensation.  Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant’s fifth anniversary of employment.  In 2007, 2006, and 2005, the Company contributed approximately $1,552, $1,244 and $1,172, respectively, under Plan I and approximately $323, $353 and $449, respectively, under Plan II, for continuing operations.  At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets for Plan II of $28,191 is included in other assets and the liability to Plan II participants of $28,191 is included in other long-term obligations.  Company contributions under Plan I and Plan II related to continuing operations are recorded as either labor and other related expenses or general and administrative expenses.

17.  Sale-Leaseback

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units.  Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years.  Equipment was not included.  The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units.  At August 3, 2007 and July 28, 2006, the Company was in compliance with all those covenants.  Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually.  The gain on the sale is being amortized over the initial lease term of 21 years.

18. Quarterly Financial Data (Unaudited)(a)

Quarterly financial data for 2007 and 2006 are summarized as follows:
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (c)
2007
Total revenue	$558,263	$612,134	$549,050	$632,129
Gross profit	385,407	401,782	381,122	438,990
Income before income taxes	23,672	31,482	18,461	42,866
Income from continuing operations	15,162	20,501	12,111	28,209
Income from discontinued operations	4,265	82,011	214	(408)
Net income	19,427	102,512	12,325	27,801
Income from continuing operations per share - basic	$0.49	$0.66	$0.48	$1.18
Income from discontinued operations per share - basic	$0.14	$2.66	$0.01	$(0.02)
Net income per share - basic	$0.63	$3.32	$0.49	$1.16
Income from continuing operations per share – diluted (b)	$0.45	$0.60	$0.44	$1.15
Income from discontinued operations per share – diluted	$0.12	$2.28	$0.01	$(0.02)
Net income per share – diluted	$0.57	$2.88	$0.45	$1.13
2006
Total revenue	$535,485	$586,741	$533,990	$563,259
Gross profit	368,873	386,515	368,221	389,771
Income before income taxes	33,722	40,499	27,593	38,541
Income from continuing operations	22,054	26,709	18,332	28,406
Income from discontinued operations	3,668	4,088	5,640	7,394
Net income	25,722	30,797	23,972	35,800
Income from continuing operations per share – basic	$0.47	$0.57	$0.39	$0.92
Income from discontinued operations per share - basic	$0.08	$0.09	$0.12	$0.24
Net income per share - basic	$0.55	$0.66	$0.51	$1.16
Income from continuing operations per share – diluted (b)	$0.44	$0.53	$0.37	$0.82
Income from discontinued operations per share – diluted	$0.07	$0.08	$0.10	$0.21
Net income per share – diluted	$0.51	$0.61	$0.47	$1.03
(a)	Due to the divestiture of Logan’s in fiscal 2007, Logan’s is presented as discontinued operations for all periods presented (see Note 3).
(b)
Diluted income from continuing operations per share reflects, among other things, the potential dilution effects of the Company’s Senior Notes and New Notes (as discussed in Notes 2, 6 and 8) for all quarters presented for 2007 and 2006.

(c)	The Company’s fourth quarter of fiscal 2007 consisted of 14 weeks.

19.  Subsequent Event

In August 2007, the Company decided to close two Cracker Barrel stores, one of which the Company expects to sell.  One of these stores was closed on August 22, 2007.  The decision to close this store was due to the age of the store, the lease on the property expiring in September 2007, and another Cracker Barrel store being located within five miles of this location.  The net book value of this store at August 3, 2007 was $442.  The decision to close the owned location was due to the age of the store and changes in traffic patterns around the store over the years.  This store is expected to close in October 2007.  The net book value of this store at August 3, 2007 was $415.

On September 20, 2007, the Company announced that its Board of Directors had approved a share repurchase program for up to 1,000,000 shares of the Company’s outstanding shares of common stock.  There is no expiration date on the repurchase authorization.  Additionally, on September 20, 2007, the Board declared a dividend of $0.18 per share payable on November 5, 2007 to shareholders of record on October 19, 2007.

The Company has announced Lawrence E. White's intentions to retire from his position as chief financial officer with the Company effective February 1, 2008, at which time he will become a consultant to the Company for a period of 18 months. Under the terms of Mr. White's agreement, the Company will pay to Mr. White $619,437 in the aggregate over the 18 month term.  In addition, Mr. White will receive: (1) any bonus earned under the 2008 bonus plan and any award that might be earned under the Company's long-term performance plan will be prorated through February 1, 2008; (2) during the 18 month term: (a) additional options to purchase 8,900 shares of the Company's common stock will vest and become exercisable, (b) an aggregate of 26,552 nonvested shares of common stock will vest and be distributed, along with any accrued dividends; and (3) group health and life insurance benefits for Mr. White and his dependents at the same level as for other senior level executives of the Company until the earlier of the end of the 18 month term or Mr. White’s obtaining other employment at which he receives health insurance benefits.  The agreement also contains non-disparagement, non-competition, non-solicitation and confidentiality provisions as well as a standstill agreement.