Form 10-K, Exhibit 13
period 2009-07-31
CRACKER BARREL OLD COUNTRY STORE, INC
filed 2009-09-29
CIK 1067294

Exhibit 13
Cracker Barrel Old Country Store, Inc.
Selected Financial Data

	(Dollars in thousands except share data)
	For each of the fiscal years ended
	July 31, 2009(a)(b)(c)	August 1, 2008(b)(d)	August 3, 2007(b)(e)(f)	July 28, 2006(b)(g)	July 29, 2005(b)(h)
Selected Income Statement Data:
Total revenue	$2,367,285	$2,384,521	$2,351,576	$2,219,475	$2,190,866
Income from continuing operations	65,957	65,303	75,983	95,501	105,363
(Loss) income from discontinued operations, net of tax	(31)	250	86,082	20,790	21,277
Net income	65,926	65,553	162,065	116,291	126,640
Basic net income per share:
Income from continuing operations	2.94	2.87	2.75	2.23	2.20
(Loss) income from discontinued operations, net of tax	--	0.01	3.11	0.48	0.45
Net income per share	2.94	2.88	5.86	2.71	2.65
Diluted net income per share:
Income from continuing operations	2.89	2.79	2.52	2.07	2.05
(Loss) income from discontinued operations, net of tax	--	0.01	2.71	0.43	0.40
Net income per share	2.89	2.80	5.23	2.50	2.45
Dividends paid per share	$0.78	$0.68	$0.55	$0.51	$0.47

As Percent of Revenues:
Cost of goods sold	32.3%	32.4%	31.7%	31.8%	32.7%
Labor and related expenses	38.7	38.2	38.0	37.6	37.5
Impairment and store closing charges	0.1	--	--	0.2	--
Other store operating expenses	17.8	17.7	17.4	17.3	16.9
Store operating income	11.1	11.7	12.9	13.1	12.9
General and administrative expenses	5.1	5.4	5.7	5.8	5.2
Operating income	6.0	6.3	7.2	7.3	7.7
Income before income taxes	3.8	3.9	5.0	6.3	7.3

Selected Balance Sheet Data:
Working capital (deficit) (i)	$(66,637)	$(44,080)	$(74,388)	$(6,280)	$(80,060)
Current assets from discontinued operations	--	--	--	401,222	362,656
Total assets	1,245,181	1,313,703	1,265,030	1,681,297	1,533,272
Long-term debt	638,040	779,061	756,306	911,464	212,218
Interest rate swap liability	61,232	39,618	13,680	7,220	--
Other long-term obligations(j)	89,610	83,147	53,819	47,888	38,705
Shareholders’ equity	135,622	92,751	104,123	302,282	869,988

Selected Cash Flow Data:
Purchase of property and equipment, net of insurance recoveries, from continuing operations	$67,842	$87,849	$96,447	$89,167	$124,624
Share repurchases	--	52,380	405,531	704,160	59,328

Selected Other Data:
Common shares outstanding at end of year	22,722,685	22,325,341	23,674,175	30,926,906	46,619,803
Cracker Barrel stores open at end of year	588	577	562	543	529

Average Unit Volumes (k):
Cracker Barrel restaurant	$3,209	$3,282	$3,339	$3,248	$3,291
Cracker Barrel retail	841	898	917	876	959

Comparable Store Sales (l):
Period to period (decrease) increase in comparable store sales:
Cracker Barrel restaurant	(1.7)%	0.5%	0.7%	(1.1)%	3.1%
Cracker Barrel retail	(5.9)	(0.3)	3.2	(8.1)	(2.7)
Memo: Number of Cracker Barrel stores in comparable base	550	531	507	482	466

(a)
Includes impairment charges of $2,088 before taxes.  We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of 2009 (see Note 9 to the Consolidated Financial Statements).  Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.

(b)	Due to the divestiture of Logan’s Roadhouse, Inc. (“Logan’s”) in fiscal 2007, Logan’s is presented as a discontinued operation.
(c)
On September 18, 2008, our Board of Directors (the “Board”) increased the quarterly dividend to $0.20 per share per quarter (an annual equivalent of $0.80 per share) from $0.18 per share per quarter.  We paid dividends of $0.20 per share during the second, third and fourth quarters of 2009.  Additionally, on September 11, 2009, the Board declared a dividend of $0.20 per share payable on November 5, 2009 to shareholders of record on October 16, 2009.

(d)	Includes charges of $877 before taxes for impairment and store closing costs from continuing operations.
(e)
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

(f)	We completed a 5,434,774 common share tender offer and repurchased 3,339,656 common shares in the open market. We redeemed our zero-coupon convertible notes.
(g)
Includes charges of $5,369 before taxes for impairment and store closing costs from continuing operations.  We completed a 16,750,000 common share repurchase by means of a tender offer.  We adopted SFAS 123R, “Share-Based Payment,” on July 30, 2005.

(h)	Includes impairment charges of $431 before taxes.
(i)	Working capital (deficit) excludes discontinued operations.
(j)
The increase in other long-term obligations in fiscal 2008 as compared to prior years is primarily due to the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  As required by FIN 48, the liability for uncertain tax positions is included in other long-term obligations beginning in fiscal 2008; in prior years, the liability was included in income taxes payable as a current liability.

(k)	Average unit volumes include sales of all stores. Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.
(l)	Comparable store sales consist of sales of units open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Market, and dividends paid for the quarters indicated.

	Fiscal Year 2009			Fiscal Year 2008
	Prices		Dividends Paid	Prices		Dividends Paid
	High	Low		High	Low
First	$30.35	$15.26	$0.18	$42.74	$35.75	$0.14
Second	22.29	10.67	0.20	37.97	24.00	0.18
Third	35.18	17.11	0.20	38.87	30.40	0.18
Fourth	34.27	25.39	0.20	38.02	18.93	0.18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition.  The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.  Readers also should carefully review the information presented under the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and other cautionary statements in this report.  All dollar amounts reported or discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are shown in thousands.  References in MD&A to a year or quarter are to our fiscal year or quarter unless otherwise noted.

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

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the “Company,” “our” or “we”) is a publicly traded (Nasdaq: CBRL) company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept.  As of September 22, 2009, the Company operated 591 Cracker Barrel restaurants and gift shops located in 41 states. The restaurants serve breakfast, lunch and dinner. The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.  Until December 6, 2006, we also owned the Logan’s Roadhouse® (“Logan’s”) restaurant concept, but we divested Logan’s at that time (see Note 16 to our Consolidated Financial Statements).  As a result, Logan’s is presented as discontinued operations in the Consolidated Financial Statements and the accompanying notes to the Consolidated Financial Statements for all periods presented. Unless otherwise noted, this MD&A relates only to results from continuing operations.  Effective December 8, 2008, the Company changed its name from “CBRL Group, Inc.” to “Cracker Barrel Old Country Store, Inc.”

Restaurant Industry

Cracker Barrel stores operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits and the consumer’s ability to spend, population and traffic patterns. There are many segments within the restaurant industry which often overlap and provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience.

Additionally, economic, seasonal, and weather conditions affect the restaurant business.  Adverse economic conditions affect consumer discretionary income and dining habits.  Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter.  Retail sales, which in Cracker Barrel are made substantially to restaurant customers, are strongest in the second quarter, which includes the Christmas holiday shopping season.  Severe weather also affects restaurant and retail sales adversely from time to time.

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

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at Cracker Barrel stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store’s ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail guests are also guests in our restaurants.

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

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:
				Period to Period
	Relationship to Total Revenue			(Decrease) Increase
	2009	2008	2007	2009 vs 2008	2008 vs 2007
Total revenue	100.0%	100.0%	100.0%	(1)%	1%
Cost of goods sold	32.3	32.4	31.7	(1)	4
Gross profit	67.7	67.6	68.3	--	--
Labor and other related expenses	38.7	38.2	38.0	1	2
Impairment and store closing charges	0.1	--	--	138	--
Other store operating expenses	17.8	17.7	17.4	--	3
Store operating income	11.1	11.7	12.9	(6)	(9)
General and administrative	5.1	5.4	5.7	(6)	(7)
Operating income	6.0	6.3	7.2	(6)	(10)
Interest expense	2.2	2.4	2.5	(9)	(3)
Interest income	--	--	0.3	(100)	(98)
Income before income taxes	3.8	3.9	5.0	(4)	(20)
Provision for income taxes	1.0	1.2	1.8	(15)	(30)
Income from continuing operations	2.8	2.7	3.2	1	(14)
(Loss) income from discontinued operations, net of tax	--	--	3.7	(112)	(100)
Net income	2.8	2.7	6.9	1	(60)

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

	2009	2008	2007
Total Revenue:
Cracker Barrel restaurant	79.2%	78.5%	78.4%
Cracker Barrel retail	20.8	21.5	21.6
Total revenue	100.0%	100.0%	100.0%

The following table highlights comparable store sales* results over the past two years:

	Cracker Barrel Period to Period (Decrease) Increase
	2009 vs 2008	2008 vs 2007
	(550 Stores)	(531 Stores)
Cracker Barrel Restaurant	(1.7)%	0.5%
Cracker Barrel Retail	(5.9)	(0.3)
Cracker Barrel Restaurant & Retail	(2.6)	0.4
*Comparable store sales consist of sales of units open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.

The decrease in comparable store restaurant sales from 2008 to 2009 was due to a decrease in guest traffic of 4.6% partially offset by an increase in average check of 2.9%, including a 3.3% average menu price increase.  The increase in comparable store restaurant sales from 2007 to 2008 was due to an increase in average check of 3.4%, including a 3.6% average menu price increase, partially offset by a decrease in guest traffic of 2.9%.

The comparable store retail sales decreases from 2008 to 2009 and from 2007 to 2008 resulted from a decrease in restaurant guest traffic, which we believe resulted from uncertain consumer sentiment and reduced discretionary spending.

The following table highlights comparable sales averages per store* over the past three years:

	2009 (550 Stores)	2008 (531 Stores)	2007 (507 Stores)
Cracker Barrel restaurant	$3,228	$3,293	$3,350
Cracker Barrel retail	838	893	914
Total	$4,066	$4,186	$4,264
*2007 is calculated on a 53-week basis while the other periods are calculated on a 52-week basis.

Total revenue, which decreased 0.7% in 2009 and increased 1.4% and 6.0% in 2008 and 2007, respectively, benefited from the opening of 11, 17 and 19 Cracker Barrel stores in 2009, 2008 and 2007, respectively, partially offset by the closing of two Cracker Barrel stores in 2008. Total revenue in 2007 also benefited from an additional week, which resulted in an increase in revenues from continuing operations of $46,283. Excluding the additional week in 2007, total revenue from continuing operations increased 3.4% in 2008 as compared to 2007.

The following table highlights average weekly sales* over the past three years:

	2009	2008	2007
Cracker Barrel Restaurant	$61.7	$63.1	$63.0
Cracker Barrel Retail	16.2	17.3	17.3
*Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.

Gross Profit

Gross profit as a percentage of total revenue was 67.7%, 67.6% and 68.3% in 2009, 2008 and 2007, respectively.  A more favorable commodity climate in 2009 allowed us to keep our gross profit relatively flat.  The decrease from 2007 to 2008 was primarily due to higher restaurant product costs, primarily reflecting commodity inflation in dairy, eggs, oil, grain products and produce.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations.  Labor and other related expenses as a percentage of total revenue were 38.7%, 38.2% and 38.0% in 2009, 2008, and 2007, respectively. The year-to-year increases from 2008 to 2009 and from 2007 to 2008 resulted primarily from higher healthcare costs. The increase in healthcare costs from 2008 to 2009 was due to higher enrollment and higher utilization with the calendar 2009 plan and termination costs associated with the calendar

2008 plan.  The increase in healthcare costs from 2007 to 2008 was due to higher medical and pharmacy claims and lower employee contributions.

Impairment and Store Closing Costs

During 2009, we recorded $2,088 in impairment charges.  During 2009, one owned Cracker Barrel store was determined to be impaired, resulting in charges of $933. This store was impaired due to lower cash flow projections.  Additionally, during 2009, we recorded a total impairment of $1,155 on office space, property adjacent to the office space and our management trainee housing facility.  The decision to impair these properties was due to changes in our planned use of these properties.  We did not incur any store closing costs in 2009.

During 2008, we closed one leased Cracker Barrel store and one owned Cracker Barrel store, which resulted in impairment charges of $532 and store closing costs of $345.  See Note 2 to the accompanying Consolidated Financial Statements for more details regarding the impairment and store closing costs.  We did not record any impairment charges or store closing costs in 2007.

Other Store Operating Expenses

Other store operating expenses, which were relatively constant over the three-year period, include all unit-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent and credit card fees.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.1%, 5.4% and 5.7% in 2009, 2008 and 2007, respectively. The year-to-year decrease from 2008 to 2009 was due in equal parts to lower manager trainee salaries resulting from lower manager turnover in 2009, lower travel resulting from cost control efforts and the non-recurrence of expenses associated with a manager meeting which was held in 2008.

Without the additional week in 2007, general and administrative expenses would have been 5.8% of total revenue in 2007.  The year-to-year decrease from 2007 to 2008 was due to lower incentive compensation accruals, including share-based compensation.  The decrease in incentive compensation accruals primarily reflected lower performance against financial objectives in 2008 versus 2007 and the non-recurrence of bonuses of $2,137 related to strategic initiatives (see Note 14 to the accompanying Consolidated Financial Statements for more details regarding the bonuses related to strategic initiatives).

Interest Expense

Interest expense as a percentage of total revenue was 2.2%, 2.4% and 2.5% in 2009, 2008, and 2007, respectively. The year-to-year decrease from 2008 to 2009 was primarily due to lower average interest rates.  The year-to-year decrease from 2007 to 2008 was primarily due to lower average debt outstanding.

Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 26.8% for 2009, 30.2% for 2008 and 34.8% for 2007. The decrease in the effective tax rate from 2008 to 2009 reflected a net reduction in our liability for uncertain tax positions of $389 this year compared to a net increase in the prior year of $1,782 and higher employer tax credits on an absolute dollar basis and as a percent of pretax income partially offset by higher effective state income tax rates.

The decrease in the effective tax rate from 2007 to 2008 reflected higher employer tax credits as a percent of income before income taxes due to the decrease in income from continuing operations, lower effective state income tax rates and the non-recurrence of certain non-deductible compensation expense of $1,809.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2009	2008	2007
Net cash provided by operating activities of continuing operations	$164,171	$124,510	$96,872
Net cash used in investing activities of continuing operations	(9,087)	(82,706)	(87,721)
Net cash used in financing activities of continuing operations	(155,406)	(44,459)	(502,309)
Net cash (used in) provided by operating activities of discontinued operations	(47)	385	(33,818)
Net cash provided by investing activities of discontinued operations	--	--	453,394
Net decrease in cash and cash equivalents	$(369)	$(2,270)	$(73,582)

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our $250,000 revolving credit facility (the “Revolving Credit Facility”), which will expire on April 27, 2011.  Our internally generated cash, along with cash on hand at August 1, 2008, borrowings under our Revolving Credit Facility, net proceeds from our sale-leaseback transactions and proceeds from exercises of share-based compensation awards,  were sufficient to finance all of our growth, dividend payments, working capital needs and other cash payment obligations in 2009.

We believe that cash at July 31, 2009, along with cash generated from our operating activities, and the borrowing capacity under our Revolving Credit Facility, will be sufficient to finance our continued operations, our continued expansion plans, principal payments on our debt and our dividend payments for at least the next twelve months and thereafter for the foreseeable future.

Cash Generated from Operations

Our cash generated from operating activities was $164,171, $124,510 and $96,872 in 2009, 2008 and 2007, respectively.  Most of the cash generated from operating activities in 2009 was provided by net income adjusted by depreciation and amortization and share-based compensation and a decrease in retail inventories.  The increase in net cash flow provided by operating activities from 2008 to 2009 primarily reflected improvements in the management of our retail inventories and the timing of payments for estimated income taxes partially offset by the timing of payments for interest.  The increase in net cash flow provided by operating activities from 2007 to 2008 reflected lower net income from continuing operations in 2008 and the non-recurrence of taxes and expenses related to the sale of Logan’s and the redemption of our zero-coupon convertible notes in 2007.

 Borrowing Capacity and Debt Covenants

At July 31, 2009, although we did not have any outstanding borrowings under the Revolving Credit Facility, we had $33,892 of standby letters of credit related to securing reserved claims under workers’ compensation insurance which reduce our availability under the Revolving Credit Facility.  At July 31, 2009, we had $216,108 available under our Revolving Credit Facility.  We may refinance our Revolving Credit Facility in 2010.

The Revolving Credit Facility is part of our $1,250,000 credit facility (the “Credit Facility”), which also includes a Term Loan B facility and Delayed-Draw Term Loan facility, each of which has a scheduled maturity date of April 27, 2013.  At July 31, 2009, our Term Loan B balance was $600,000 and our Delayed-Draw Term Loan balance was $45,000.  During 2009, we made $26,288 and $104,700, respectively, in optional principal prepayments under the Term Loan B facility and the Delayed-Draw Term Loan facility.  See “Material Commitments” below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The Credit Facility contains customary financial covenants, which include a requirement that we maintain a maximum consolidated total leverage ratio (ratio of total indebtedness to EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization) of 3.75 at July 31, 2009 and throughout the remaining term of the Credit Facility.  The Credit Facility’s financial covenants also require that we maintain a minimum consolidated interest coverage ratio (ratio of earnings before interest, taxes, depreciation and amortization to cash interest payable, as defined) of 3.75 at July 31, 2009.  The minimum consolidated interest coverage ratio increases to 4.00 for the fourth quarter of 2010 and for the remaining term of the Credit Facility.

At July 31, 2009, our consolidated total leverage ratio and consolidated interest coverage ratio were 3.02 and 7.00, respectively.  We presently expect to remain in compliance with the Credit Facility’s financial covenants for the remaining term of the facility.

Sale-leaseback Transactions

In the fourth quarter of 2009, we completed sale-leaseback transactions involving 15 of our stores and our retail distribution center.  Under these transactions, the land, buildings and improvements at the locations were sold for  pre-tax net proceeds of $56,260.  The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively.  Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Credit Facility (See “Borrowing Capacity and Debt Covenants” above).  See Note 9 to our Consolidated Financial Statements for further information on our sale-leaseback transactions.

Share Repurchases, Dividends and Proceeds from the Exercise of Options

On July 31, 2008, our Board of Directors approved share repurchases of up to $65,000 of our common stock.  The principal criteria for share repurchases are that they be accretive to expected net income per share, are within the limits imposed by our Credit Facility and that they be made only from free cash flow (operating cash flow less capital expenditures and dividends) rather than borrowings.  During 2009, we did not make any share repurchases owing to a suspension of our share repurchase plans during the current economic climate.  During 2010, however, we have been authorized, and intend, to repurchase shares to offset share dilution that might result from employee option exercises or employee share issuance.

Our Credit Facility imposes restrictions on the amount of dividends we are able to pay.  If there is no default then existing and there is at least $100,000 then available under our Revolving Credit Facility, we may both: (1) pay cash dividends on our common stock if the aggregate amount of such dividends paid during any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase our regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

During the first quarter of 2009, the Board declared a quarterly dividend of $0.20 per common share (an annual equivalent of $0.80 per share), an increase from the quarterly dividend of $0.18 paid in 2008.  We paid dividends of $0.20 per share during the second, third and fourth quarters of 2009.  Additionally on September 11, 2009, the Board declared a dividend of $0.20 per share payable on November 5, 2009 to shareholders of record on October 16, 2009.

During 2009, we received proceeds of $4,362 from the exercise of share-based compensation awards and the corresponding issuance of 397,344 shares of our common stock. The tax benefit realized upon exercise of share-based compensation awards was $937.

Working Capital

We had negative working capital of $66,637 at July 31, 2009 versus negative working capital of $44,080 at August 1, 2008.  The change in working capital compared with August 1, 2008 primarily reflected a reduction in our retail inventories.  In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

Capital Expenditures

Capital expenditures (purchase of property and equipment) were $67,842, $87,849 and $96,447 in 2009, 2008 and 2007, respectively.  Capital expenditures in 2009, 2008 and 2007 are net of proceeds from insurance recoveries of $262, $178 and $91, respectively.  Costs of new locations accounted for the majority of these expenditures. The decrease in capital expenditures from 2008 to 2009 is primarily due to a reduction in the number of new locations acquired and under construction as compared to the prior year.  We estimate that our capital expenditures during 2010 will be between $70,000 and $75,000. This estimate includes certain costs related to the acquisition of sites and construction of seven new stores to be opened in 2010, as well as for acquisition and construction costs for locations to be opened in 2011, capital expenditures for maintenance programs and operational innovation initiatives.  We intend to fund our capital expenditures with cash flows from operations and borrowings under our Revolving Credit Facility, as necessary.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in “Material Commitments” below and Notes 2 and 18 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation.  This term includes certain future renewal options although we are not currently legally obligated for all optional renewal periods.  This method is consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

Our contractual cash obligations and commitments as of July 31, 2009, are summarized in the tables below:

		Payments due by Year

Contractual Obligations (a)	Total	2010	2011-2012	2013-2014	After 2014

Term Loan B (b)	$600,000	$6,847	$13,695	$579,458	--
Delayed-Draw Term Loan Facility (b)	45,000	459	918	43,623	--
Note payable (c)	473	110	218	145	--
Operating leases excluding billboards (d)	765,144	36,890	71,269	72,381	$584,604
Operating leases for billboards	26,780	18,339	8,369	72	--
Capital leases	89	22	44	23	--
Purchase obligations (e)	257,276	98,521	99,185	52,699	6,871
Other long-term obligations (f)	29,002	--	2,177	444	26,381

Total contractual cash obligations	$1,723,764	$161,188	$195,875	$748,845	$617,856

	Amount of Commitment Expirations by Year

	Total	2010	2011-2012	2013-2014	After 2014

Revolving Credit facility (g)	$250,000	--	$250,000	--	--
Standby letters of credit	33,892	$6,930	26,962	--	--
Guarantees (h)	2,919	555	1,705	$659	--

Total commitments	$286,811	$7,485	$278,667	$659	--

(a)	At July 31, 2009, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $26,137 is not included in the contractual cash obligations and commitments table above.
(b)	The balances on the Term Loan B and Delayed-Draw Term Loan, at July 31, 2009, are, respectively, $600,000 and $45,000. Using the minimum principal payment schedules on the Term Loan B and Delayed-Draw Term Loan facilities and projected interest rates, we will have interest payments of $44,203, $86,056 and $30,415 in 2010, 2011-2012 and 2013-2014, respectively. These interest payments are calculated using a 7.07% and 4.12% interest rate, respectively, for the swapped and unswapped portion of our debt. The 7.07% interest rate is the same rate as our fixed rate under our interest rate swap plus our credit spread at July 31, 2009 of 1.50%. The projected interest rate of 4.12% was estimated by using the average of the three-year and five-year swap rates at July 31, 2009 plus our credit spread of 1.50%.
(c)	The note payable consists of a five-year note with a vendor in the original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%. Principal and interest payments for the note payable are included in the contractual cash obligations and commitments table above.
(d)	Includes base lease terms and certain optional renewal periods, for which at the inception of the lease, it is reasonably assured that we will exercise.
(e)	Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.
(f)	Other long-term obligations include our Non-Qualified Savings Plan ($22,583, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($3,798), FY2007, FY2008 and FY2009 Long-Term Retention Incentive Plans ($2,158), and FY2009 District Manager Long-Term Performance Plan ($463).
(g)	We did not have any outstanding borrowings under our Revolving Credit Facility as of July 31, 2009. We paid $493 in non-use fees (also known as commitment fees) on the Revolving Credit Facility during 2009. Based on having no outstanding borrowings at July 31, 2009 and our current unused commitment fee as defined in the Credit Facility, our unused commitment fees in 2010 would be $545; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2010.
(h)	Consists solely of guarantees associated with properties that have been assigned. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, such as changes in interest rates and commodity prices.  We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk.  We have interest rate risk relative to our outstanding borrowings under our Credit Facility. At July 31, 2009, our outstanding borrowings under our Credit Facility totaled $645,000 (see Note 5 to our Consolidated Financial Statements).  Loans under the Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios.

Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6, 9 and 18 to our Consolidated Financial Statements).  To manage this risk in a cost efficient manner, we entered into an interest rate swap on May 4, 2006 in which we agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  The swapped portion of our outstanding debt is fixed at a rate of 5.57% plus our current credit spread, or 7.07% based on today’s credit spread, over the 7-year life of the interest rate swap.  See Note 6 to our Consolidated Financial Statements for further discussion of our interest rate swap.

The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of our unswapped outstanding debt as of July 31, 2009, would be approximately $554.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Four food categories (dairy (including eggs), beef, poultry and pork) account for the largest shares of our food purchases at approximately

14%, 12%, 11% and 10%, respectively.  Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary.  We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time.  Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously.  We enter into supply contracts for certain of our products in an effort to minimize volatility of supply and pricing.  In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing.  From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins, as happened to us in 2008.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements.  Effective August 2, 2008, the first day of 2009, we adopted SFAS No. 157 on a prospective basis.  The adoption of SFAS No. 157 resulted in a $5,809 decrease in our interest rate swap liability related to non-performance risk, in the first quarter of 2009, with the offset reflected in accumulated other comprehensive loss, net of the deferred tax asset, on our consolidated balance sheet.  See Note 3 to our Consolidated Financial Statements for additional information on our fair value measurements and Note 6 to our Consolidated Financial Statements for additional information on our interest rate swap.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS No. 157-2”), which deferred the effective date of SFAS No. 157 as it applies to certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008.  The deferral applies to such items as nonfinancial long-lived asset groups measured at fair value for an impairment assessment.  We elected the deferral for nonfinancial assets and liabilities under FSP FAS No. 157-2.  We do not expect the adoption of FSP FAS No. 157-2 in the first quarter of 2010 will have a significant impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS No. 107-1 and APB No. 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  It also amends Accounting Principles Board (“APB”) Opinion No. 28-1, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods.  FSP FAS No. 107-1 and APB No. 28-1 is effective for interim reporting periods ending after June 15, 2009.  The adoption of FSP FAS No. 107-1 and APB No. 28-1 in the fourth quarter of 2009 had no impact on our consolidated financial statements.

Income Tax Benefits of Dividends on Share-Based Payment Awards

The Emerging Issues Task Force (“EITF”) reached a consensus on EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”) in June 2007.  The EITF consensus indicates that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based award payments.  We adopted EITF 06-11 on August 2, 2008, the first day of 2009.  The adoption of EITF 06-11 did not have a significant impact on our consolidated financial statements.

Derivative Disclosures

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  We adopted SFAS No. 161 on a prospective basis in the third quarter of 2009; accordingly, disclosures related to periods prior to the date of adoption have not been presented.  The adoption of SFAS No. 161 did not have a significant impact on our consolidated financial statements. See Note 6 to our Consolidated Financial Statements for our derivative disclosures.

GAAP Hierarchy and FASB Accounting Standards Codification

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”).  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  SFAS No. 162 was effective on November 15, 2008.  The adoption of SFAS No. 162 did not have a significant impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants.  This standard is effective for financial statements for interim and annual reporting periods ending after September 15, 2009.  We do not expect that the adoption of SFAS No. 168 in the first quarter of 2010 will have a significant impact on our consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), which establishes the requirements for evaluating, recording and disclosing events or transactions occurring after the balance sheet date in an entity’s financial statements.  SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009.  The adoption of SFAS No. 165 in the fourth quarter of 2009 did not have a significant impact on our consolidated financial statements.

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

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements.  Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.  Critical accounting estimates are those that:

•	management believes are both most important to the portrayal of our financial condition and operating results and
•	require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements.

•	Impairment of Long-Lived Assets and Provision for Asset Dispositions
•	Insurance Reserves
•	Inventory Reserves
•	Tax Provision
•	Share-Based Compensation
•	Unredeemed Gift Cards
•	Legal Proceedings

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

In 2009, we incurred impairment charges related to one of our Cracker Barrel stores and three corporate properties.  In 2008, we incurred impairment charges resulting from the closing of two Cracker Barrel stores.  We recorded no impairment losses during 2007.  For a more detailed discussion of these costs see the sub-section entitled “Impairment and Store Closing Costs” under the section entitled “Results of Operations” presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers’ compensation, general liability and health insurance programs.  We purchase insurance for individual workers’ compensation claims that exceed either $250, $500 or $1,000 depending on the state in which the claim originates.  We purchase insurance for individual general liability claims that exceed $500.  Prior to January 1, 2009, we did not  purchase such insurance for our group health program, but did limit our benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year.  Beginning January 1, 2009, we split our group health program into two programs.  The first program is self-insured and limits our offered benefits for any individual (employee or dependents) to not more than $100 in any given plan year, and, in certain cases, to not more than $15 in any given plan year.  The second program is fully insured and as such has no liability for unpaid claims.  We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience provided by our third party administrator.

We record a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to us based upon an actuarially determined reserve as of the end of our third quarter and adjust it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate.  As such, we record the actuarially determined losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim period between actuarial studies as another means of estimating the adequacy of our reserves.

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices.  We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three fiscal years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves.  However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Inventory Reserves

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory accounting method.  Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage.  Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities.  Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts.  Physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories’ results on a store-by-store basis.  We have not made any material changes in the methodology used to estimate retail inventory obsolescence or shrinkage during 2009 and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate obsolescence or shrinkage.  However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include effective state and local income tax rates, employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies.

We recognize (or derecognize) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience. We file our income tax returns many months after our year end.  These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, an unsuccessful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period.  Our policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.  Additionally, our policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

The fair value of each option award granted was estimated on the date of grant using a binomial lattice-based option valuation model.  This model incorporates the following ranges of assumptions:

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

Compensation expense is recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award were, in-substance, multiple awards.  We update the estimated forfeiture rate to actual on each of the vesting dates and adjust compensation expense accordingly so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Generally, the fair value of each nonvested stock grant is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.

All of our nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals.  Compensation cost for performance-based awards is recognized when it is probable that the performance criteria will be met.  At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment and the estimate of expense may be revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed.  During 2008, based on our determination that the performance goals for one executive’s nonvested stock grants would not be achieved, we reversed approximately $3,508 of share-based compensation expense.

Other than the reversal of share-based compensation in 2008 for nonvested stock grants whose performance goals would not be met, we have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

Unredeemed Gift Cards

Unredeemed gift cards represent liabilities related to unearned income and are recorded at their expected redemption value.  No revenue is recognized in connection with the point-of-sale transaction when gift cards are sold.  For those states that exempt gift cards from their escheat laws, we make estimates of the ultimate unredeemed (“breakage”) gift cards in the period of the original sale and amortize this breakage over the redemption period that other gift cards historically have been redeemed by reducing the liability and recording revenue accordingly.  For those states that do not exempt gift cards from their escheat laws, we record breakage in the period that gift cards are remitted to the state and reduce our liability accordingly.  Any amounts remitted to states under escheat or similar laws reduce our deferred revenue liability and have no effect on revenue or expense while any amounts that we are permitted to retain are recorded as revenue. Changes in redemption behavior or management’s judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards during the past three fiscal years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

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

Management’s Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act).  We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website.  They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations.  Neither our disclosure controls and procedures nor our internal controls, however, can or will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the benefits of controls relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  We have concluded that our internal control over financial reporting was effective as of July 31, 2009, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.

/s/Michael A. Woodhouse
Michael A. Woodhouse
Chairman, President and Chief Executive Officer

/s/Sandra B. Cochran
Sandra B. Cochran
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.
Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and subsidiaries (the “Company”) as of July 31, 2009 and August 1, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended July 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and subsidiaries as of July 31, 2009 and August 1, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of July 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 29, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
September 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.
Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and subsidiaries (the ”Company”) as of July 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended July 31, 2009, and our report dated September 29, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
September 29, 2009

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED BALANCE SHEET
	(In thousands except share data)
ASSETS	July 31, 2009	August 1, 2008
Current Assets:
Cash and cash equivalents	$11,609	$11,978
Property held for sale	--	3,248
Accounts receivable	12,730	13,484
Income taxes receivable	4,078	6,919
Inventories	137,424	155,954
Prepaid expenses and other current assets	9,193	10,981
Deferred income taxes	23,291	18,075
Total current assets	198,325	220,639

Property and Equipment:
Land	286,161	299,608
Buildings and improvements	686,736	711,030
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	379,459	359,089
Leasehold improvements	200,704	183,729
Construction in progress	16,089	15,071
Total	1,572,438	1,571,816
Less: Accumulated depreciation and amortization of capital leases	570,662	526,576
Property and equipment – net	1,001,776	1,045,240
Other assets	45,080	47,824
Total	$1,245,181	$1,313,703

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$92,168	$93,112
Current maturities of long-term debt and other long-term obligations	7,422	8,714
Taxes withheld and accrued	32,081	29,459
Accrued employee compensation	49,994	46,185
Accrued employee benefits	32,633	34,241
Deferred revenues	22,528	22,618
Accrued interest expense	10,379	12,485
Other accrued expenses	17,757	17,905
Total current liabilities	264,962	264,719
Long-term debt	638,040	779,061
Capital lease obligations	60	77
Interest rate swap liability	61,232	39,618
Other long-term obligations	89,610	83,147
Deferred income taxes	55,655	54,330

Commitments and Contingencies (Notes 2 and 18)
Shareholders’ Equity:
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	--	--
Common stock – 400,000,000 shares of $.01 par value authorized; 2009 – 22,722,685 shares issued and outstanding; 2008 – 22,325,341 shares issued and outstanding	227	223
Additional paid-in capital	12,972	731
Accumulated other comprehensive loss	(44,822)	(27,653)
Retained earnings	167,245	119,450
Total shareholders’ equity	135,622	92,751
Total	$1,245,181	$1,313,703

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF INCOME
	(In thousands except share data) Fiscal years ended
	July 31, 2009	August 1, 2008	August 3, 2007

Total revenue	$2,367,285	$2,384,521	$2,351,576
Cost of goods sold	764,909	773,757	744,275
Gross profit	1,602,376	1,610,764	1,607,301
Labor and other related expenses	916,256	909,546	892,839
Impairment and store closing charges	2,088	877	--
Other store operating expenses	421,594	422,293	410,131
Store operating income	262,438	278,048	304,331
General and administrative expenses	120,199	127,273	136,186
Operating income	142,239	150,775	168,145
Interest expense	52,177	57,445	59,438
Interest income	--	185	7,774
Income before income taxes	90,062	93,515	116,481
Provision for income taxes	24,105	28,212	40,498
Income from continuing operations	65,957	65,303	75,983
(Loss) income from discontinued operations, net of tax	(31)	250	86,082
Net income	$65,926	$65,553	$162,065

Basic net income per share:
Income from continuing operations	$2.94	$2.87	$2.75
(Loss) income from discontinued operations, net of tax	--	0.01	3.11
Net income per share	$2.94	$2.88	$5.86

Diluted net income per share:
Income from continuing operations	$2.89	$2.79	$2.52
(Loss) income from discontinued operations, net of tax	--	0.01	2.71
Net income per share	$2.89	$2.80	$5.23
Basic weighted average shares outstanding	22,458,971	22,782,608	27,643,098
Diluted weighted average shares outstanding	22,787,633	23,406,044	31,756,582

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Equity
Balances at July 28, 2006	30,926,906	$309	$4,257	$(4,529)	$302,245	$302,282
Comprehensive Income:
Net income	--	--	--	--	162,065	162,065
Change in fair value of interest rate swap, net of tax benefit of $2,001 (See Note 6)	--	--	--	(4,459)	--	(4,459)
Total comprehensive income	--	--	--	(4,459)	162,065	157,606
Cash dividends declared - $.56 per share	--	--	--	--	(14,908)	(14,908)
Share-based compensation	--	--	12,717	--	--	12,717
Exercise of share-based awards	1,125,924	11	33,168	--	--	33,179
Tax benefit realized upon exercise of share-based compensation awards	--	--	6,642	--	--	6,642
Issuance of common stock	395,775	4	12,132	--	--	12,136
Purchases and retirement of common stock	(8,774,430)	(87)	(68,916)	--	(336,528)	(405,531)
Balances at August 3, 2007	23,674,175	237	--	(8,988)	112,874	104,123
Comprehensive Income:
Net income	--	--	--	--	65,553	65,553
Change in fair value of interest rate swap, net of tax benefit of $7,273 (See Note 6)	--	--	--	(18,665)	--	(18,665)
Total comprehensive income	--	--	--	(18,665)	65,553	46,888
Cumulative effect of a change in accounting principle – adoption of FIN 48 (Note 2)	--	--	--	--	2,898	2,898
Cash dividends declared - $.72 per share	--	--	--	--	(16,504)	(16,504)
Share-based compensation	---	--	8,491	--	--	8,491
Exercise of share-based compensation awards	276,166	2	304	--	--	306
Tax deficiency realized upon exercise of share-based compensation awards	--	--	(1,071)	--	--	(1,071)
Purchases and retirement of common stock	(1,625,000)	(16)	(6,993)	--	(45,371)	(52,380)
Balances at August 1, 2008	22,325,341	223	731	(27,653)	119,450	92,751
Comprehensive Income:
Net income	--	--	--	--	65,926	65,926
Change in fair value of interest rate swap, net of tax benefit of $4,445 (See Note 6)	--	--	--	(17,169)	--	(17,169)
Total comprehensive income	--	--	--	(17,169)	65,926	48,757
Cash dividends declared - $.80 per share	--	--	--	--	(18,131)	(18,131)
Share-based compensation	---	--	6,946	--	--	6,946
Exercise of share-based compensation awards	397,344	4	4,358	--	--	4,362
Tax benefit realized upon exercise of share-based compensation awards	--	--	937	--	--	937
Balances at July 31, 2009	22,722,685	$227	$12,972	$(44,822)	$167,245	$135,622

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
	(In thousands)
	Fiscal years ended
	July 31, 2009	August 1, 2008	August 3, 2007
Cash flows from operating activities:
Net income	$65,926	$65,553	$162,065
Loss (income) from discontinued operations, net of tax	31	(250)	(86,082)
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	59,286	57,689	56,908
Loss on disposition of property and equipment	4,421	1,195	53
Impairment	2,088	532	--
Accretion on zero-coupon contingently convertible senior notes and new notes	--	--	5,237
Share-based compensation	6,946	8,491	12,717
Excess tax benefit from share-based compensation	(937)	--	(6,642)
Cash paid for accretion of original issue discount on zero-coupon contingently convertible senior notes and new notes	--	--	(27,218)
Changes in assets and liabilities:
Accounts receivable	754	(1,725)	(325)
Income taxes receivable	3,794	(6,919)	--
Inventories	18,530	(11,538)	(16,113)
Prepaid expenses and other current assets	1,788	1,648	(8,234)
Other assets	2,009	(3,597)	(2,381)
Accounts payable	(1,021)	52	22,116
Taxes withheld and accrued	2,622	(2,742)	1,296
Income taxes payable	--	990	(6,280)
Accrued employee compensation	3,809	(2,385)	7,988
Accrued employee benefits	(1,608)	(685)	(3,592)
Deferred revenues	(90)	1,456	2,315
Accrued interest expense	(2,106)	12,321	(11,934)
Other accrued expenses	(672)	(1,188)	1,537
Other long-term obligations	(1,953)	5,462	5,931
Deferred income taxes	554	150	(12,490)
Net cash provided by operating activities of continuing operations	164,171	124,510	96,872
Cash flows from investing activities:
Purchase of property and equipment	(68,104)	(88,027)	(96,538)
Proceeds from insurance recoveries of property and equipment	262	178	91
Proceeds from sale of property and equipment	58,755	5,143	8,726
Net cash used in investing activities of continuing operations	(9,087)	(82,706)	(87,721)

See Notes to Consolidated Financial Statements.

Cash flows from financing activities:
Proceeds from issuance of long-term debt	620,200	797,650	234,100
Proceeds from exercise of share-based compensation awards	4,362	306	33,179
Principal payments under long-term debt
and other long-term obligations	(762,530)	(774,292)	(355,089)
Purchases and retirement of common stock	--	(52,380)	(405,531)
Deferred financing costs	(768)	--	--
Dividends on common stock	(17,607)	(15,743)	(15,610)
Excess tax benefit from share-based compensation	937	--	6,642
Net cash used in financing activities of continuing operations	(155,406)	(44,459)	(502,309)
Cash flows from discontinued operations:
Net cash (used in) provided by operating activities of discontinued operations	(47)	385	(33,818)
Net cash provided by investing activities of discontinued operations	--	--	453,394
Net cash (used in) provided by discontinued operations	(47)	385	419,576
Net decrease in cash and cash equivalents	(369)	(2,270)	(73,582)
Cash and cash equivalents, beginning of year	11,978	14,248	87,830
Cash and cash equivalents, end of year	$11,609	$11,978	$14,248

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, excluding interest rate swap payments, net of amounts capitalized	$32,344	$37,180	$62,437
Interest rate swap	19,469	5,578	1,035
Accretion of original issue discount of zero-coupon contingently convertible senior notes and new notes	--	--	27,218
Income taxes	23,782	32,030	101,495
Supplemental schedule of non-cash financing activity:
Conversion of zero-coupon contingently convertible senior notes to common stock	--	--	$12,136
Change in fair value of interest rate swap	$(21,614)	$(25,938)	(6,460)
Change in deferred tax asset for interest rate swap	4,445	7,273	2,001

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share data)

1.  Description of the Business

Cracker Barrel Old Country Store, Inc. and its affiliates (collectively, in the Notes, the “Company”) are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept and, until December 6, 2006, the Logan’s Roadhouse® (“Logan’s”) restaurant concept. The Company sold Logan’s on December 6, 2006 (see Note 16). As a result, Logan’s is classified as discontinued operations for all periods presented in the Consolidated Financial Statements.  Effective December 8, 2008, the Company changed its name from “CBRL Group, Inc.” to “Cracker Barrel Old Country Store, Inc.”

2.  Summary Of Significant Accounting Policies

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Fiscal year – The Company’s fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise.  The Company’s fiscal year ended August 3, 2007 consisted of 53 weeks and the fourth quarter of 2007 consisted of fourteen weeks.  References in these Notes to a year or quarter are to the Company’s fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All significant intercompany transactions and balances have been eliminated.

Financial instruments – The fair values of cash and cash equivalents and deferred compensation plan assets (included in other assets) are based on quoted market prices.  Accounts receivable and accounts payable at July 31, 2009 and August 1, 2008, approximate their carrying amounts due to their short duration. The fair value of the Company’s variable-rate Term Loan B, Delayed-Draw Term Loan, and Revolving Credit facilities, based on quoted market prices, totaled approximately $619,200 and $728,677 on July 31, 2009 and August 1, 2008, respectively.  The estimated fair value of the Company’s interest rate swap is the present value of the expected cash flows, which is calculated by using the replacement fixed rate in the then-current market, and incorporates the Company’s own non-performance risk.  See Note 3 for additional information on the Company’s fair value measurements.

Cash and cash equivalents – The Company’s policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable – Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value.  Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables.  Accounts receivable are written off when they are deemed uncollectible.

Property held for sale – Property held for sale consists of real estate properties that the Company expects to sell within one year. The assets are reported at the lower of carrying amount or fair value less costs to sell.  Based on current market conditions, the Company no longer expects to sell any of its properties previously classified as held for sale within a year.  As a result, in the fourth quarter of 2009, the Company removed these properties from the property held for sale classification and recorded the properties as property and equipment in the Consolidated Balance Sheet.  At August 1, 2008, property held for sale was $3,248 and consisted of closed Cracker Barrel stores.

Inventories – Inventories are stated at the lower of cost or market.  Cost of restaurant inventory is determined by the first-in, first-out (“FIFO”) method.  In 2009, due to lower inventory levels at the Company’s retail distribution center as compared to prior years, approximately 80% of retail inventories were valued using the retail inventory method and the remaining 20% were valued using an average cost method.  In prior years, approximately 70% of retail inventories were valued using the retail inventory method and the remaining 30% were valued using an average cost method.  Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

Cost of goods sold includes the cost of retail merchandise sold at the Cracker Barrel stores utilizing the retail inventory accounting method.  It includes an estimate of shrinkage that is adjusted upon physical inventory counts.  Physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule.  An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories’ results on a store-by-store basis.

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

Depreciation expense was $57,706, $56,149 and $55,331 for 2009, 2008 and 2007, respectively.  Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest, excluding discontinued operations, was $445, $682 and $890 for 2009, 2008 and 2007, respectively.

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

The Company incurred impairment charges in 2009 and 2008.  These impairments were recorded based upon the lower of unit carrying amount or fair value less costs to sell.  The fair values were determined based upon estimates provided by outside parties using market comparables.  During 2009, the Company incurred impairment charges of $2,088.  During 2009, one owned Cracker Barrel store was determined to be impaired, resulting in charges of $933.  This store was impaired due to lower cash flow projections.  Additionally, during 2009, the Company recorded a total impairment of $1,155 on office space, property adjacent to the office space and the Company’s management trainee housing facility.  The decision to impair these properties was due to changes in the Company’s planned use of these properties.

During 2008, the Company incurred impairment and store closing costs resulting from the closing of Cracker Barrel stores.  In 2008, the Company closed one leased Cracker Barrel store and one owned Cracker Barrel store, which resulted in impairment charges of $532 and store closing charges of $345.  The decision to close the leased store was due to its age, the expiration of the lease and the proximity of another Cracker Barrel store.  The decision to close the owned location was due to its age, expected future capital expenditure requirements and changes in traffic patterns around the store over the years. The store closing costs, which included employee termination benefits and other costs, are included in the impairment and store closing costs line on the Consolidated Statement of Income.  At August 1, 2008, no liability was recorded for store closing costs. The financial information related to all restaurants closed in 2008 is not material to the Company’s consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices.  The Company uses derivative instruments to mitigate its interest rate risk.  In 2006, the Company entered into an interest rate swap which is accounted for as a cash flow hedge (see Note 6).

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable.  Changes in commodity prices affect the Company and its competitors generally and, depending on terms and duration of supply contracts.   In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing.  From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

Comprehensive income – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company’s interest rate swap.

Segment reporting – Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8).

Revenue recognition – The Company records revenue from the sale of products as they are sold.  The Company provides for estimated returns based on return history and sales levels.  The Company’s policy is to present sales in the Consolidated Statement of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold.  For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed (“breakage”) gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly.  For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly.  Any amounts remitted to states under escheat or similar laws reduce the Company’s deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue.  Changes in redemption behavior or management’s judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

Insurance – The Company self-insures a significant portion of its workers’ compensation, general liability and health insurance programs. The Company has purchased insurance for individual workers’ compensation claims that exceed either $250, $500 or $1,000 depending on the state in which the claim originates.  The Company has purchased insurance for individual general liability claims that exceed $500.  Prior to January 1, 2009, the Company did not purchase such insurance for its group health program, but did limit its offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year.  Beginning January 1, 2009, the Company split its group health program into two programs.  The first program is self-insured and limits our offered benefits for any individual (employee or dependents) in the program to not more than $100 in any given plan year, and, in certain cases, to not more than $15 in any given plan year.  The second program is fully insured and as such has no liability for unpaid claims.  The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience provided by its third party administrator.

The Company records a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company’s third quarter and adjusts it by the actuarially determined losses and actual claims payments for the fourth quarter.  The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate.  As such, the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments.  The Company’s accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

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

Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation.  Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.

Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place.  Net advertising expense was $42,371, $42,160 and $40,522 for 2009, 2008 and 2007, respectively.  Rent expense from continuing operations under operating leases for billboards was $25,950, $25,177 and $25,204 for 2009, 2008 and 2007, respectively.

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 31, 2009:

Year
2010	$ 18,339
2011	6,472
2012	1,897
2013	62
2014	10
Total	$ 26,780

Share-based compensation – The Company has four share-based compensation plans for employees and non-employee directors, which authorize the granting of stock options, nonvested stock and other types of awards consistent with the purpose of the plans (see Note 12).  The number of shares authorized for future issuance under the Company’s plans as of July 31, 2009 totals 1,139,878.  Stock options granted under these plans are granted with an exercise price equal to the market price of the Company’s stock on the date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.  Additionally, the Company’s policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

Income taxes – Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Effective August 4, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.  The cumulative effect of adopting FIN 48 resulted in a net increase of $2,898 to the Company’s beginning 2008 retained earnings.  See Note 15 for additional information regarding income taxes.

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

In 2002, the Company issued zero-coupon contingently convertible notes (“Senior Notes”).  During 2007, a portion of the Senior Notes was exchanged for a new issue of zero-coupon contingently convertible notes (“New Notes”).  The New Notes were substantially the same as the Senior Notes except the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company’s common stock for the conversion value in excess of the accreted value.  The Senior Notes required the issuance of the Company’s common stock upon conversion.  The Company’s Senior Notes and New Notes were redeemed during 2007.  Prior to redemption, the New Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the treasury stock method and the Senior Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the “if-converted” method.  Additionally, diluted consolidated net income per share was calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes were treated as if converted into common stock.  Following the redemption of the Senior Notes and New Notes, outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.  See Note 17.

Subsequent events – Management has evaluated subsequent events through September 29, 2009, which is the date the financial statements were issued.

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

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements.  Effective August 2, 2008, the first day of 2009, the Company adopted SFAS No. 157 on a prospective basis.  The adoption of SFAS No. 157 resulted in a $5,809 decrease in the

Company’s interest rate swap liability related to non-performance risk, in the first quarter of 2009, with the offset reflected in accumulated other comprehensive loss, net of the deferred tax asset, on the Company’s consolidated balance sheet.  See Note 3 for additional information on the Company’s fair value measurements and Note 6 for additional information on the Company’s interest rate swap.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS No. 157-2”), which deferred the effective date of SFAS No. 157 as it applies to certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008.  The deferral applies to such items as nonfinancial long-lived asset groups measured at fair value for an impairment assessment.  We elected the deferral for nonfinancial assets and liabilities under FSP FAS No. 157-2.  The Company does not expect the adoption of FSP FAS No. 157-2 in the first quarter of 2010 will have a significant impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS No. 107-1 and APB No. 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  It also amends Accounting Principles Board (“APB”) Opinion No. 28-1, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods.  FSP FAS No. 107-1 and APB No. 28-1 is effective for interim reporting periods ending after June 15, 2009.  The adoption of FSP FAS No. 107-1 and APB No. 28-1 in the fourth quarter of 2009 had no impact on the Company’s consolidated financial statements.

Income Tax Benefits of Dividends on Share-Based Payment Awards

The Emerging Issues Task Force (“EITF”) reached a consensus on EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”) in June 2007.  The EITF consensus indicates that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based award payments.  The Company adopted EITF 06-11 on August 2, 2008, the first day of 2009.  The adoption of EITF 06-11 did not have a significant impact on the Company’s consolidated financial statements.

Derivative Disclosures

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company adopted SFAS No. 161 on a prospective basis in the third quarter of 2009; accordingly, disclosures related to periods prior to the date of adoption have not been presented.  The adoption of SFAS No. 161 did not have a significant impact on the Company’s consolidated financial statements.  See Note 6 for the Company’s derivative disclosures.

GAAP Hierarchy and FASB Accounting Standards Codification

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”).  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  SFAS No. 162 was effective on November 15, 2008.  The adoption of SFAS No. 162 did not have a significant impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants.  This standard is effective for financial statements for interim and annual reporting periods ending after September 15, 2009.  The Company does not expect that the adoption of SFAS No. 168 in the first quarter of 2010 will have a significant impact on its consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), which establishes the requirements for evaluating, recording and disclosing events or transactions occurring after the balance sheet date in an entity’s financial statements.  SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009.  The adoption of SFAS No. 165 in the fourth quarter of 2009 did not have a significant impact on the Company’s consolidated financial statements.

3.  Fair Value Measurements

Fair value is defined under SFAS No. 157 as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.  SFAS No. 157 also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.  The three levels of inputs to the valuation methodology are:

•	Level 1 – quoted prices (unadjusted) for an identical asset or liability in an active market.

•
Level 2 – quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3 – unobservable and significant to the fair value measurement of the asset or liability.

The Company’s assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS No. 157 at July 31, 2009 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 31, 2009

Cash equivalents*	$48	$--	$--	$48
Deferred compensation plan assets**	22,583	--	--	22,583
Total assets at fair value	$22,631	$--	$--	$22,631

Interest rate swap liability (see Note 6)	$--	$61,232	$--	$61,232
Total liabilities at fair value	$--	$61,232	$--	$61,232
*Consists of money market fund investments.
**Represents plan assets invested in mutual funds established under a Rabbi Trust for the Company’s non-qualified savings plan and is included in the consolidated balance sheet as other assets (see Note 13).

The Company’s money market fund investments and deferred compensation plan assets are measured at fair value using quoted market prices.  The fair value of the Company’s interest rate swap liability is determined based on the present value of expected future cash flows.  Since the interest rate swap is based on the LIBOR forward curve, which is observable at commonly quoted intervals for the full term of the swap, it is considered a Level 2 input.  Nonperformance risk is reflected in determining the interest rate swap’s fair value by using the Company’s credit spread less the risk-free interest rate, both of which are observable at commonly quoted intervals for the swap’s term.  Thus, the adjustment for nonperformance risk is also considered a Level 2 input.

4.  Inventories

Inventories were comprised of the following at:
	July 31, 2009	August 1, 2008
Retail	$108,412	$124,572
Restaurant	16,782	17,439
Supplies	12,230	13,943
Total	$137,424	$155,954

5.  Debt

Long-term debt consisted of the following at:
	July 31, 2009	August 1, 2008
Term Loan B payable on or before April 27, 2013	$600,000	$633,456
Delayed-Draw Term Loan Facility payable on or before April 27, 2013	45,000	151,103
Revolving Credit Facility payable on or before April 27, 2011	--	3,200
Note payable	444	--
	645,444	787,759
Current maturities	(7,404)	(8,698)
Long-term debt	$638,040	$779,061

The aggregate maturities of long-term debt subsequent to July 31, 2009 are as follows:

Year
2010	$7,404
2011	7,407
2012	7,410
2013	623,187
2014	36
Total	$645,444

Credit Facility

The Company’s credit facility (the “Credit Facility”) consists of the Term Loan B facility and the Delayed-Draw Term Loan facility with a scheduled maturity date of April 27, 2013 and a $250,000 Revolving Credit facility expiring April 27, 2011.

Loan acquisition costs associated with the Term Loan B facility, the Delayed-Draw Term Loan facility and the Revolving Credit facility were capitalized in the amount of $7,122, $2,456, and $1,964, respectively.  These costs are amortized over the respective terms of the facilities.

The interest rates for the Term Loan B facility, Delayed-Draw Term Loan facility and the Revolving Credit facility are based on either LIBOR or prime.  A spread is added to the interest rates according to a defined schedule based on the Company’s consolidated total leverage ratio as defined in the Credit Facility, 1.50% as of July 31, 2009 and August 1, 2008.  As of July 31, 2009 and August 1, 2008, the interest rates on the Term Loan B facility were 2.52% and 4.29%, respectively.  As of July 31, 2009, $40,000 of the outstanding balance under the Delayed-Draw Term facility had an interest rate of 3.75% and the remaining $5,000 had an interest rate of 1.79%.  As of August 1, 2008, the interest rate on the Delayed-Draw Term Loan B facility was 4.29%.  In 2006, the Company entered into an interest rate swap which resulted in the swapped portion of the Company’s outstanding term loans being fixed at 7.07% at July 31, 2009 and August 1, 2008 (see Note 6).  At July 31, 2009, the Company did not have any outstanding borrowings under the Revolving Credit Facility.  As of August 1, 2008, the interest rate on the Revolving Credit facility was 5.50%.  At July 31, 2009, the Company had $33,892 of standby letters of credit, which reduce the Company’s availability under the Revolving Credit facility (see Note 18).  At July 31, 2009, the Company had $216,108 available under the Revolving Credit facility.

The Credit Facility contains customary financial covenants, which are specified in the agreement and include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio.  At July 31, 2009 and August 1, 2008, the Company was in compliance with all debt covenants.

The Credit Facility also imposes restrictions on the amount of dividends the Company is able to pay.  If there is no default then existing and there is at least $100,000 then available under the Revolving Credit facility, the Company may both: (1) pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase its regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

Note Payable

The note payable consists of a five-year note with a vendor with an original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment.  The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%.

6.  Derivative Instruments and Hedging Activities

The Company uses derivative instruments to mitigate its interest rate risk.  The Company does not hold or use derivative instruments for trading purposes.  The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments.

The Company has interest rate risk relative to its outstanding borrowings under its Credit Facility (see Note 5).  Loans under the Credit Facility bear interest, at the Company’s election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios.

The Company’s policy has been to manage interest cost using a mix of fixed and variable rate debt (see Note 5).  To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  The interest rate swap was accounted for as a cash flow hedge.  The swapped portion of the Company’s outstanding debt is fixed at a rate of 5.57% plus the Company’s credit spread, or 7.07% based on the Company’s credit spread at July 31, 2009 over the 7-year life of the interest rate swap.

The swapped portion of the outstanding debt or notional amount of the interest rate swap is as follows:

From August 3, 2006 to May 2, 2007	$525,000
From May 3, 2007 to May 5, 2008	650,000
From May 6, 2008 to May 4, 2009	625,000
From May 5, 2009 to May 3, 2010	600,000
From May 4, 2010 to May 2, 2011	575,000
From May 3, 2011 to May 2, 2012	550,000
From May 3, 2012 to May 3, 2013	525,000

At July 31, 2009, the estimated fair value of the Company’s derivative instrument was as follows:

	July 31, 2009
	Balance Sheet Location	Fair Value
Interest rate swap	Interest rate swap liability	$61,232
Total		$61,232

The estimated fair value of the interest rate swap liability at July 31, 2009 increased $21,614 from its estimated fair value of $39,618 at August 1, 2008.  The estimated fair value of the Company’s interest rate swap liability at July 31, 2009 incorporates the Company’s own non-performance risk.  The adoption of SFAS No. 157 resulted in a $5,809 decrease in the Company’s interest rate swap liability related to non-performance risk in the first quarter of

2009.  The adjustment related to the Company’s non-performance risk at July 31, 2009 decreased $437 from adoption which resulted in an increase of $437 in the fair value of the interest rate swap liability.  The offset to the interest rate swap liability is recorded in accumulated other comprehensive loss (“AOCL”), net of the deferred tax asset, and will be reclassified into earnings over the term of the underlying debt.  Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings.

Cash flows related to the interest rate swap are included in interest expense and in operating activities.  As of July 31, 2009, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $28,782.

The following table summarizes the pre-tax effects of the Company’s derivative instrument on income and AOCL for the year ended July 31, 2009:

	Amount of Loss Recognized in AOCL on Derivative (Effective Portion)	Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)
Cash flow hedge:
Interest rate swap	$(21,614)	Interest expense	$19,469

No ineffectiveness has been recorded in 2009, 2008 and 2007.

7.  Share Repurchases

On July 31, 2008, the Company’s Board of Directors approved share repurchases of up to $65,000 of the Company’s common stock.  The principal criteria for share repurchases are that they be accretive to expected net income per share, are within the limits imposed by the Company’s Credit Facility and that they be made only from free cash flow (operating cash flow less capital expenditures and dividends) rather than borrowings.  During 2009, the Company did not make any share repurchases owing to a suspension of the Company’s share repurchase plans during the current economic climate.  During 2010, however, we have been authorized, and intend, to repurchase shares to offset share dilution that might result from employee option exercises or employee share issuances.

Pursuant to prior grants of authority, during 2008, the Company repurchased a total of 1,625,000 shares of its common stock in the open market at an aggregate cost of $52,380.  Related transaction costs and fees that were recorded as a reduction to shareholders’ equity resulted in the shares being repurchased at an average cost of $32.23 per share.

8. Segment Information

Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines.  The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects.  Accordingly, the Company manages its business on the basis of one reportable operating segment.  All of the Company’s operations are located within the United States.  As stated in Note 16, the operations of Logan’s are reported as discontinued operations and have been excluded from segment reporting.

Total revenue was comprised of the following at:

	2009	2008	2007
Revenue from continuing operations:
Restaurant	$1,875,688	$1,872,152	$1,844,804
Retail	491,597	512,369	506,772
Total revenue from continuing operations	$2,367,285	$2,384,521	$2,351,576

9.  Sale-Leaseback Transactions

In the fourth quarter of 2009, Cracker Barrel completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center.  Under the transactions, the land, buildings and improvements at the locations were sold for pre-tax net proceeds of $56,260.  The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively.  Equipment was not included.  The leases include specified renewal options for up to 20 additional years.  Net rent expense during the initial term of the store leases will be approximately $4,867 annually, and the assets sold and leased back previously had depreciation expense of approximately $753 annually.  Net rent expense during the initial term of the retail distribution center lease will be approximately $1,142 annually, and the assets sold and leased back previously had depreciation expense of approximately $331 annually.  The Company recorded a loss on three of the stores, which is recorded in other store operating expenses in 2009.  The gains on the sales of the 12 stores and retail distribution center will be amortized over the initial lease terms of 20 and 15 years, respectively.  Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Company’s Credit Facility.

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned stores.  Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for an initial term of 21 years.  The leases for these 65 stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units.  At July 31, 2009 and August 1, 2008, the Company was in compliance with all those covenants.

10.  Litigation Settlement

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

11.  Gains on Property Disposition

During 2008, the Company sold the one remaining Logan’s property that the Company had retained and leased back following the divestiture of Logan’s (see Note 16).  This property was classified as property held for sale and had a net book value of approximately $1,960.  The Company received net proceeds of approximately $3,770, which resulted in a pre-tax gain of approximately $1,810.  The gain is recorded in general and administrative expenses from continuing operations in the Consolidated Statement of Income.

During 2007, the Company sold two of the three Logan’s properties the Company had retained and leased back following the divestiture of Logan’s.  The Company received total net proceeds of approximately $6,187 on the two properties, which resulted in a total pre-tax gain of approximately $2,505.  The gain is recorded in general and administrative expenses from continuing operations in the Consolidated Statement of Income.  Additionally, during 2007, the State of New York condemned a portion of the land on which a Cracker Barrel store was located to build a road.  The Company received condemnation proceeds of approximately $760 and recorded a pre-tax gain of approximately $500 in other store operating expenses from continuing operations in the Consolidated Statement of Income.

12.  Share-Based Compensation

Stock Compensation Plans

The Company’s employee compensation plans are administered by the Compensation Committee of the Company’s Board of Directors (the “Committee”). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

Directors Plan

In 1989, the Company’s shareholders approved the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors (“Directors Plan”).  Stock options granted under the Directors Plan had an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire one year from the retirement of the director from the Board.  An aggregate of 1,518,750 shares of the Company’s common stock was authorized for issuance under the Directors Plan.  Owing to the overall plan limit, no shares have been granted since 1994.  At July 31, 2009, there were outstanding awards for 244,762 shares under the Directors Plan.

Employee Plan

The Company’s 2000 Non-Executive Stock Option Plan (“Employee Plan”) covered employees who are not officers or directors of the Company.  Stock options granted under the Employee Plan had an exercise price of at least 100% of the fair market value of the Company’s common stock based on the date of grant and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  An aggregate of 4,750,000 shares of the Company’s common stock originally were authorized under the Employee Plan, which expired on July 29, 2005.  At July 31, 2009, there were outstanding awards for 354,260 shares under the Employee Plan.

Amended and Restated Stock Option Plan

The Company’s Amended and Restated Stock Option Plan (the “Plan”) allows the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company’s common stock.  At July 31, 2009, there were 599,954 shares of the Company’s common stock reserved for future issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of the Company’s common stock on the date of grant.  Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  At July 31, 2009, there were outstanding awards for 1,314,289 shares under this plan.

Omnibus Plan

The Company’s 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company’s common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, nonvested stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose.  The option price per share of all options granted under the Omnibus Plan is required to be at least 100% of the fair market value of the Company’s common stock based on the date of grant.  Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company’s common stock, and awards of up to 2,000 shares of nonvested stock or nonvested stock units.  Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option on the day of election or appointment to acquire up to 5,000 shares of the Company’s common stock or awards of up to 2,000 shares of nonvested stock or nonvested stock units.  Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  At July 31, 2009, there were outstanding awards for 1,287,675 shares under this plan and 539,924 shares of the Company’s common stock reserved for future issuance under this plan.

Mid-Term Incentive and Retention Plans

The Committee established the FY2006 and FY2007 Mid-Term Incentive and Retention Plans (“2006 MTIRP” and “2007 MTIRP,” respectively) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers. The 2006 MTIRP award was calculated during 2006 based on achievement of qualified financial performance measures, but restricted until vesting occurred on the last day of 2008.  At August 1, 2008, the nonvested stock of 55,599 shares under the 2006 MTIRP vested, and cash and dividends earned under the 2006 MTIRP of $205 and $71, respectively, were paid on August 4, 2008.

The 2007 MTIRP award was calculated during 2007 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2009. At July 31, 2009, the nonvested stock of 63,098 shares under the 2007 MTIRP vested, and cash and dividends earned under the 2007 MTIRP of $346 and $96, respectively, were paid on August 3, 2009.

Stock Ownership Plan

The Committee established the Stock Ownership Achievement Plan (“Stock Ownership Plan”) pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future.  Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year.  The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met.  On August 3, 2009, August 4, 2008 and August 6, 2007, the Company issued 2,500, 2,100 and 2,500 unrestricted shares of common stock less shares withheld for taxes to the certain executive officers that earned the award in 2009, 2008 and 2007, respectively.  The Stock Ownership Plan expired at the end of 2009 and the Committee elected to not renew the Plan.  As a result, no additional awards will be made under this plan.

2008 Long-Term Performance Plan

The Committee established the FY2008 Long-Term Performance Plan (“2008 LTPP”) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers with shares of the Company’s common stock if the Company achieved certain performance targets.  During 2008, the 2008 LTPP was rescinded and replaced with discretionary cash bonuses for all non-executive team members, which were paid in September 2008.  Instead of receiving discretionary cash bonuses, on August 1, 2008, the executive team members were awarded 196,525 shares of stock less shares withheld for taxes.  These shares vested immediately but were subject to restrictions on resale for one to three years resulting in share-based compensation expense of $4,436.

2009 Long-Term Performance Plan

The Committee established the FY2009 Long-Term Performance Plan (“2009 LTPP”) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers with shares of the Company’s common stock if the Company achieved certain performance targets. Subsequent to the end of 2009, the 2009 LTPP plan was rescinded and replaced with discretionary cash bonuses for all officers, which were paid in September 2009.

Other Share-Based Awards

In the third quarter of 2009, the Company issued to its Executive Vice President and Chief Financial Officer, options to purchase 25,000 shares of the Company’s common stock and 25,000 nonvested stock grants.  The stock options and 16,666 of the nonvested stock grants vest over three years and 8,334 of the nonvested stock grants vest over a two-year period.  At July 31, 2009, the entire 50,000 share award was outstanding.  The stock options and stock awards were made as “inducement grants” outside of the Company’s plans under NASDAQ rules that allow such awards without shareholder approval.

Stock Options

A summary of the Company’s stock option activity as of July 31, 2009, and changes during 2009 is presented in the following table:

(Shares in thousands)
Fixed Options	Shares	Weighted- Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at August 1, 2008	3,011	$31.09
Granted	299	26.04
Exercised	(309)	17.51
Forfeited/Expired	(106)	31.33
Outstanding at July 31, 2009	2,895	$32.01	5.20	$6,906
Exercisable	2,312	$31.74	4.37	$6,063

The weighted-average grant-date fair values of options granted during 2009, 2008 and 2007 were $9.33, $11.99, and $13.10, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic values of options exercised during 2009, 2008 and 2007 were $3,725, $785, and $16,298, respectively.

During 2009, cash received from the exercise of share-based compensation awards and the corresponding issuance of 397,344 shares of the Company’s common stock was $4,362.  The tax benefit upon exercise of share-based compensation awards totaled $937.

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

•	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
•	The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

	Year Ended
	July 31,	August 1,	August 3,
	2009	2008	2007

Dividend yield range	2.59%- 5.35%	1.8%- 2.2%	1.2%- 1.4%
Expected volatility	43% - 61%	31% - 34%	30% - 31%
Risk-free interest rate range	0.5%- 5.4%	2.9%- 5.0%	4.4%- 5.2%
Expected term (in years)	6.7 – 6.9	6.3	1.2 - 6.2

Nonvested Stock

Nonvested stock grants consist of the Company’s common stock and generally vest over 2-5 years.  All nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed.  During 2008, based on the Company’s determination that performance goals would not be achieved for one executive’s nonvested stock grants, the Company reversed approximately $3,508 of share-based compensation expense.  During 2009, the Company did not have any similar reversals.

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

A summary of the Company’s nonvested stock activity as of July 31, 2009, and changes during 2009 is presented in the following table:

(Shares in thousands)
Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value

Unvested at August 1, 2008	260	$35.91
Granted	216	17.83
Vested	(120)	31.86
Forfeited	--	--
Unvested at July 31, 2009	356	$26.28

The total fair value of nonvested stock that vested during 2009, 2008 and 2007 was $3,829, $7,111, and $1,608, respectively.

As of July 31, 2009, there was $7,912 of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 1.78 years.

Compensation Cost

Compensation cost for share-based payment arrangements was $3,680, $4,673 and $6,360, respectively, for stock options in 2009, 2008 and 2007.  Compensation cost for nonvested and restricted stock was $3,266, $3,818 and $6,357, respectively, in 2009, 2008 and 2007.  Included in the total for 2007 is share-based compensation expense from continuing operations of $6,294 and $6,837, respectively, for stock options and nonvested stock. Share-based compensation from continuing operations is recorded in general and administrative expenses. The total income tax benefit recognized in the Consolidated Statement of Income for 2009, 2008 and 2007 for share-based compensation arrangements was $937, $2,564 and $4,406, respectively.

In 2007, the Company modified certain share-based compensation awards for eleven Logan’s employees.  These employees would have forfeited these unvested awards upon Logan’s divestiture due to the performance and/or service conditions of the awards not being met.  The modification of these awards consisted of the cancellation of the Mid-Term Incentive Retention Plans (“MTIRP”) and nonvested stock grants for these employees and the concurrent grant of cash replacement awards for the cancelled awards.  No replacement awards for these employees’ stock options were given and thus, the unvested stock options were forfeited upon the completion of the Logan’s divestiture. The previously accrued compensation cost for these awards was reversed and no compensation cost was recorded for these awards.  Total compensation cost reversed related to these awards was approximately $101 for stock options and $559 for nonvested stock awards and is recorded as discontinued operations in the Consolidated Financial Statements.  The cash replacement awards for the 2005 and 2006 MTIRP awards retained their original vesting terms. The cash replacement awards of the nonvested stock grants retained their original vesting terms and vest on various dates between August 2007 and February 2011. Compensation cost for these modified awards will be recognized by Logan’s over the remaining vesting period of the awards.

During 2007, the Company also recognized additional compensation expense of $1,731 for retirement eligible employees under its MTIRP plans.  Compensation expense is recognized to the date on which retirement eligibility is achieved, if shorter than the vesting period.

13.  Employee Savings Plans

The Company sponsors a qualified defined contribution retirement plan (“Plan I”) covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one.  Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan (“Plan II”) covering highly compensated employees, as defined in the plan.  Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan.  Contributions under both Plan I and Plan II may be invested in various investment funds at the employee’s discretion.  Such contributions, including the Company matching contribution described below, may not be invested in the Company’s common stock.  In 2009, 2008 and 2007, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee’s compensation.  Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant’s first anniversary of employment and are vested 100% on the participant’s fifth anniversary of employment. In 2009, 2008 and 2007, the Company contributed approximately $2,052, $1,801 and $1,552, respectively, under Plan I and approximately $285, $356 and $323, respectively, under Plan II, for continuing operations.  At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets for Plan II of $22,583 is included in other assets and the liability to Plan II participants of $22,583 is included in other long-term obligations.  Company contributions under Plan I and Plan II related to continuing operations are recorded as either labor and other related expenses or general and administrative expenses.

14. Compensatory Plans and Arrangements

In connection with the Company’s 2006 strategic initiatives, the Committee approved, pursuant to the Company’s 2002 Omnibus Incentive Compensation Plan (see Note 12), the “2006 Success Plan” for certain officers of the Company.  The maximum amount payable under the 2006 Success Plan was $6,647 by the Company and $1,168 by Logan’s.  On June 6, 2007, the Company paid $6,647 under this plan.  During 2007, the Company recorded expense of $2,137 for this plan as general and administrative expenses from continuing operations and recorded $2,136 related to the Company’s officers and $206 related to Logan’s officers as discontinued operations.

15.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s net deferred tax liability consisted of the following at:

	July 31, 2009	August 1, 2008
Deferred tax assets:
Financial accruals without economic performance	$63,480	$57,155
Other	7,629	5,985
Deferred tax assets	$71,109	$63,140

Deferred tax liabilities
Excess tax depreciation over book	$78,607	$75,213
Other	24,866	24,182
Deferred tax liabilities	103,473	99,395
Net deferred tax liability	$32,364	$36,255

The Company provided no valuation allowance against deferred tax assets recorded as of July 31, 2009 and August 1, 2008, as the “more-likely-than-not” valuation method determined all deferred assets to be fully realizable in future taxable periods. The components of the provision for income taxes from continuing operations for each of the three years were as follows:

	2009	2008	2007
Current:
Federal	$20,307	$23,536	$46,883
State	3,320	1,789	7,824
Deferred:
Federal	(1,157)	1,565	(14,250)
State	1,635	1,322	41
Total income tax provision	$24,105	$28,212	$40,498

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:
	2009	2008	2007
Provision computed at federal statutory income tax rate	$31,521	$32,730	$40,768
State and local income taxes, net of federal benefit	1,697	2,992	6,143
Employer tax credits for FICA taxes paid on employee tip income	(6,383)	(5,846)	(5,449)
Federal reserve adjustments	--	--	168
Other employer tax credits	(3,740)	(2,994)	(3,915)
Section 162(m) non-deductible compensation	44	--	1,809
Other-net	966	1,330	974
Total income tax provision	$24,105	$28,212	$40,498

As of July 31, 2009, the Company’s liability for uncertain tax positions was $26,137 ($17,364, net of related federal tax benefits of $8,773). As of August 1, 2008, the Company’s liability for uncertain tax positions was $26,602 ($17,753, net of related federal tax benefits of $8,849).  At July 31, 2009 and August 1, 2008, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $17,364 and $17,753, respectively.

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company’s total gross liability for uncertain tax positions exclusive of interest and penalties:
	July 31, 2009	August 1, 2008
Balance at beginning of year	$22,879	$21,338
Tax positions related to the current year:
Additions	3,168	3,857
Reductions	--	--
Tax positions related to prior years:
Additions	90	1,342
Reductions	(2,146)	(995)
Settlements	(127)	--
Expiration of statute of limitations	(1,908)	(2,663)
Balance at end of year	$21,956	$22,879

The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. At July 31, 2009 and August 1, 2008, the Company recognized approximately $302 and $780, respectively, in interest and penalties related to uncertain tax positions in its provision for income taxes.  At July 31, 2009 and August 1, 2008, the Company’s liability for uncertain tax positions included $3,092 and $2,790, respectively, net of tax for potential interest and penalties.

In many cases, the Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities.  Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company’s financial statements at July 31, 2009 by approximately $5,000 to $6,000 within the next twelve months.

At July 31, 2009, the Company was subject to income tax examinations for its U.S. federal income taxes after 2005 and for state and local income taxes generally after 2005.

16. Discontinued Operations

On December 6, 2006, the Company completed the sale of Logan’s, for total consideration of approximately $485,000. A portion of the consideration was funded by a real estate sale-leaseback transaction, which required the Company to retain three Logan’s restaurant locations at that time.  The Company leased these three properties to Logan’s under terms and conditions consistent with the sale-leaseback transaction.  Two of these properties were sold in 2007 and the remaining property was sold in 2008 (see Note 11).

The Company has reported in discontinued operations certain expenses related to the divestiture of Logan’s in 2009, 2008 and 2007 and the results of operations of Logan’s through December 5, 2006, which consist of the following:

	July 31, 2009	August 1, 2008	August 3, 2007
Revenues	$--	$--	$154,529

(Loss) income before tax benefit (provision for income taxes) from discontinued operations	(47)	(229)	7,450
Income tax benefit (provision for income taxes)	16	80	(2,279)
(Loss) income from discontinued operations, net of tax, before gain on sale of Logan’s	(31)	(149)	5,171
Gain on sale of Logan’s, net of tax of $215 and $8,592, respectively	--	399	80,911
(Loss) income from discontinued operations, net of tax	$(31)	$250	$86,082

In 2009, the Company incurred $47 in expenses related to certain tax indemnifications related to Logan’s (see Note 18).  In 2008, the Company recorded an adjustment in accordance with the Logan’s sale agreement related to taxes, resulting in additional proceeds from the sale of Logan’s of $614.

A reconciliation of the income tax benefit (provision for income taxes) from discontinued operations and the amount computed by multiplying the income before the income tax benefit (provision for income taxes) from discontinued operations by the U.S. federal statutory rate of 35% was as follows:

	July 31, 2009	August 1, 2008	August 3, 2007
Income tax benefit (provision for income taxes) computed at federal statutory income tax rate	$16	$(135)	$(11,955)
State and local income taxes, net of federal benefit	--	--	621
Employer tax credits for FICA taxes paid on employee tip income	--	--	478
Other-net	--	--	(15)
Total income tax benefit (provision for income taxes) from discontinued operations	$16	$(135)	$(10,871)

17.  Net Income Per Share and Weighted Average Shares

The following table reconciles the components of diluted earnings per share computations:

	July 31, 2009	August 1, 2008	August 3, 2007
Income from continuing operations per share numerator:
Income from continuing operations	$65,957	$65,303	$75,983
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects (see Note 2)	--	--	3,977
Income from continuing operations available to common shareholders	$65,957	$65,303	$79,960

(Loss) income from discontinued operations, net of tax, per share numerator	$(31)	$250	$86,082

Net income per share numerator:
Income from operations	$65,926	$65,553	$162,065
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects (see Note 2)	--	--	3,977
Income from operations available to common shareholders	$65,926	$65,553	$166,042
Income from continuing operations, (loss) income from discontinued operations, net of tax, and net income per share denominator:
Basic weighted average shares outstanding	22,458,971	22,782,608	27,643,098
Add potential dilution:
Senior and New Notes (see Note 2)	--	--	3,479,087
Stock options and nonvested stock and stock awards	328,662	623,436	634,397
Diluted weighted average shares Outstanding	22,787,633	23,406,044	31,756,582

18.  Commitments and Contingencies

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to and arising out of the ordinary course of its business.  In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company’s consolidated results of operations or financial position.

The Company is contingently liable pursuant to standby letters of credit as credit guarantees related to insurers.  As of July 31, 2009, the Company had $33,892 of standby letters of credit related to securing reserved claims under workers’ compensation insurance. All standby letters of credit are renewable annually and reduce the Company’s availability under its Revolving Credit facility (see Note 5).

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The lease has a remaining life of approximately 4.2 years with annual lease payments of approximately $361 for a total guarantee of $1,502. The Company’s performance is required only if the assignee fails to perform its obligations as lessee.  At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid in case of non-performance by the assignee.

Upon the sale of Logan’s, the Company reaffirmed its guarantee of the lease payments for two Logan’s restaurants. At July 31, 2009, the operating leases had remaining lives of 2.4 and 10.7 years with annual payments of approximately $94 and $101, respectively, for a total guarantee of $1,417. The Company’s performance is required only if Logan’s fails to perform its obligations as lessee.  At this time, the Company has no reason to believe Logan’s will not perform, and therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid as a result of non-performance by Logan’s.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded.  In connection with the divestiture of Logan’s and Logan’s sale-leaseback transaction (see Note 16), the Company entered into various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs.  With the exception of certain tax indemnifications, the Company believes that the probability of being required to make any indemnification payments to Logan’s is remote.  Therefore, at July 31, 2009 and August 1, 2008, respectively, the Company has recorded a liability of $72 and $377 in the Consolidated Balance Sheet for these potential tax indemnifications, but no provision has been recorded for potential non-tax indemnifications.

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

As of July 31, 2009, the Company operated 190 Cracker Barrel stores in leased facilities and also leased certain land and advertising billboards (see Notes 2 and 9).  These leases have been classified as either capital or operating leases.  The interest rates for capital leases vary from 5% to 10%.  Amortization of capital leases is included with depreciation expense.  A majority of the Company’s lease agreements provide for renewal options and some of these options contain escalation clauses.  Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 31, 2009:

Year
2010	$ 22
2011	22
2012	22
2013	23
Total minimum lease payments	89
Less amount representing interest	11
Present value of minimum lease payments	78
Less current portion	18
Long-term portion of capital lease obligations	$ 60

The following is a schedule by year of the future minimum rental payments to be received under the Company’s sublease, as of July 31, 2009.

Year
2010	$ 62
2011	66
2012	67
2013	67
2014	67
Later years	233
Total	$ 562

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards (see Note 2), as of July 31, 2009.  Included in the amounts below are optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise these options (see Note 2).

Year
2010	$ 36,890
2011	35,601
2012	35,668
2013	35,980
2014	36,401
Later years	584,604
Total	$ 765,144

Rent expense under operating leases, excluding leases for advertising billboards (see Note 2), is recognized on a straight-line, or average, basis and includes any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.  This lease period is consistent with the period over which leasehold improvements are amortized.  Rent expense from continuing operations for each of the three years was:

	Minimum	Contingent	Total
2009	$33,929	$535	$34,464
2008	32,024	669	32,693
2007	29,691	618	30,309

19. Quarterly Financial Data (Unaudited)

Quarterly financial data for 2009 and 2008 are summarized as follows:
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2009
Total revenue	$573,932	$630,182	$567,568	$595,603
Gross profit	392,575	407,689	391,241	410,871
Income before income taxes	18,525	25,992	16,276	29,269
Income from continuing operations	12,832	18,362	11,948	22,815
(Loss) income from discontinued operations, net of tax	--	--	4	(35)
Net income	12,832	18,362	11,952	22,780
Income from continuing operations per share - basic	$0.57	$0.82	$0.53	$1.01
(Loss) income from discontinued operations, net of tax, per share – basic	$--	$--	$--	$--
Net income per share – basic	$0.57	$0.82	$0.53	$1.01
Income from continuing operations per share – diluted	$0.57	$0.81	$0.52	$0.99
(Loss) income from discontinued operations, net of tax, per share – diluted	$--	$--	$--	$--
Net income per share – diluted	$0.57	$0.81	$0.52	$0.99
2008
Total revenue	$581,165	$634,453	$567,138	$601,765
Gross profit	400,937	410,718	386,550	412,559
Income before income taxes	21,170	31,095	13,527	27,723
Income from continuing operations	13,983	20,234	10,479	20,607
(Loss) income from discontinued operations, net of tax	(94)	(17)	(35)	396
Net income	13,889	20,217	10,444	21,003
Income from continuing operations per share - basic	$0.59	$0.87	$0.47	$0.93
(Loss) income from discontinued operations, net of tax, per share – basic	$--	$--	$--	$0.02
Net income per share – basic	$0.59	$0.87	$0.47	$0.95
Income from continuing operations per share – diluted	$0.57	$0.85	$0.46	$0.91
(Loss) income from discontinued operations, net of tax, per share – diluted	$--	$--	$--	$0.02
Net income per share – diluted	$0.57	$0.85	$0.46	$0.93