Form 10-K, Exhibit 13
period 2010-07-30
CRACKER BARREL OLD COUNTRY STORE, INC
filed 2010-09-28
CIK 1067294

EXHIBIT 13

Cracker Barrel Old Country Store, Inc.
Selected Financial Data

	(Dollars in thousands except percentages and share data)
	For each of the fiscal years ended
	July 30, 2010(a)	July 31, 2009(b)(c)	August 1, 2008(c)(d)	August 3, 2007(c)(e)(f)	July 28, 2006(c)(g)
Selected Income Statement Data:
Total revenue	$2,404,515	$2,367,285	$2,384,521	$2,351,576	$2,219,475
Income from continuing operations	85,258	65,957	65,303	75,983	95,501
(Loss) income from discontinued operations, net of tax	--	(31)	250	86,082	20,790
Net income	85,258	65,926	65,553	162,065	116,291
Basic net income per share:
Income from continuing operations	3.71	2.94	2.87	2.75	2.23
(Loss) income from discontinued operations, net of tax	--	--	0.01	3.11	0.48
Net income per share	3.71	2.94	2.88	5.86	2.71
Diluted net income per share:
Income from continuing operations	3.62	2.89	2.79	2.52	2.07
(Loss) income from discontinued operations, net of tax	--	--	0.01	2.71	0.43
Net income per share	3.62	2.89	2.80	5.23	2.50
Dividends declared per share (h)	$0.80	$0.80	$0.72	$0.56	$0.52
Dividends paid per share	$0.80	$0.78	$0.68	$0.55	$0.51

As Percent of Total Revenue:
Cost of goods sold	31.0%	32.3%	32.4%	31.7%	31.8%
Labor and related expenses	37.8	38.7	38.2	38.0	37.6
Impairment and store closing charges	0.1	0.1	--	--	0.2
Other store operating expenses	18.2	17.8	17.7	17.4	17.3
Store operating income	12.9	11.1	11.7	12.9	13.1
General and administrative expenses	6.1	5.1	5.4	5.7	5.8
Operating income	6.8	6.0	6.3	7.2	7.3
Income before income taxes	4.8	3.8	3.9	5.0	6.3

Selected Balance Sheet Data:
Working capital (deficit) (i)	$(73,289)	$(66,637)	$(44,080)	$(74,388)	$(6,280)
Current assets from discontinued operations	--	--	--	--	401,222
Total assets	1,292,067	1,245,181	1,313,703	1,265,030	1,681,297
Long-term debt	573,744	638,040	779,061	756,306	911,464
Interest rate swap liability	66,281	61,232	39,618	13,680	7,220
Other long-term obligations(j)	93,781	89,610	83,147	53,819	47,888
Shareholders’ equity	191,617	135,622	92,751	104,123	302,282

Selected Cash Flow Data:
Purchase of property and equipment, net of insurance recoveries, from continuing operations	$69,891	$67,842	$87,849	$96,447	$89,167
Share repurchases	62,487	--	52,380	405,531	704,160

Selected Other Data:
Common shares outstanding at end of year	22,732,781	22,722,685	22,325,341	23,674,175	30,926,906
Cracker Barrel stores open at end of year	593	588	577	562	543

Average Unit Volumes (k):
Cracker Barrel restaurant	$3,226	$3,209	$3,282	$3,339	$3,248
Cracker Barrel retail	832	841	898	917	876

Comparable Store Sales (l):
Period to period increase (decrease) in comparable store sales:
Cracker Barrel restaurant	0.8%	(1.7)%	0.5%	0.7%	(1.1)%
Cracker Barrel retail	(0.9)	(5.9)	(0.3)	3.2	(8.1)
Memo: Number of Cracker Barrel stores in comparable base	569	550	531	507	482

(a)	Includes charges of $2,800 before taxes for impairment and store closing charges from continuing operations.
(b)
Includes impairment charges of $2,088 before taxes.  We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of fiscal 2009 (see Note 10 to the Consolidated Financial Statements).  Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.

(c)	Logan’s Roadhouse, Inc. was divested in fiscal 2007 and is presented as a discontinued operation.
(d)	Includes charges of $877 before taxes for impairment and store closing charges from continuing operations.
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

(f)	We repurchased 8,774,430 common shares and redeemed our zero-coupon convertible notes.
(g)	Includes charges of $5,369 before taxes for impairment and store closing charges from continuing operations. We repurchased 16,750,000 common shares.
(h)	On September 23, 2010, our Board of Directors declared a dividend of $0.22 per share payable on November 5, 2010 to shareholders of record on October 15, 2010.
(i)	Working capital (deficit) excludes discontinued operations.
(j)
The increase in other long-term obligations in fiscal 2008 as compared to prior years is primarily due to the adoption of accounting guidance for uncertain tax positions.  The liability for uncertain tax positions is included in other long-term obligations beginning in fiscal 2008; in prior years, the liability was included in income taxes payable as a current liability.

(k)	Average unit volumes include sales of all stores. Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.
(l)	Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Market, and dividends paid for the quarters indicated.

	Fiscal Year 2010			Fiscal Year 2009
	Prices		Dividends Paid	Prices		Dividends Paid
	High	Low		High	Low
First	$36.90	$25.67	$0.20	$30.35	$15.26	$0.18
Second	41.57	32.07	0.20	22.29	10.67	0.20
Third	53.43	36.18	0.20	35.18	17.11	0.20
Fourth	52.60	45.26	0.20	34.27	25.39	0.20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition.  MD&A should be read in conjunction with the Consolidated Financial Statements and notes thereto.  Readers also should carefully review the information presented under the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and other cautionary statements in this report.  All dollar amounts reported or discussed in this MD&A are shown in thousands.  References in MD&A to a year or quarter are to our fiscal year or quarter unless otherwise noted.

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

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the “Company,” “our” or “we”) is a publicly traded (Nasdaq: CBRL) company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® (“Cracker Barrel”) restaurant and retail concept.  As of September 21, 2010, the Company operated 595 Cracker Barrel restaurants and gift shops located in 41 states.  The restaurants serve breakfast, lunch and dinner.  The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.

Restaurant Industry

Our stores operate in the full-service segment of the restaurant industry in the United States.  The restaurant business is highly competitive with respect to quality, variety and price of the food products offered.  The restaurant business is often affected by changes in consumer taste; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and consumers’ discretionary purchasing power.  There are many segments within the restaurant industry which often overlap and provide competition for widely diverse restaurant concepts.  Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience.

Additionally, economic, seasonal and weather conditions affect the restaurant business.  Adverse economic conditions affect consumer discretionary income and dining habits.  Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby contributing to higher profits in our fourth quarter.  Retail sales, which are made substantially to our restaurant guests, are strongest in the second quarter, which includes the Christmas holiday shopping season.  Severe weather also affects restaurant and retail sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.  This measure highlights performance of existing stores because it excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at our stores and helps identify overall effectiveness of our retail operations.  Management uses this measure to analyze a store’s ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail guests are also guests in our restaurants.

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

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:
				Period to Period
	Relationship to Total Revenue			Increase (Decrease)
	2010	2009	2008	2010 vs 2009	2009 vs 2008
Total revenue	100.0%	100.0%	100.0%	2%	(1)%
Cost of goods sold	31.0	32.3	32.4	(2)	(1)
Gross profit	69.0	67.7	67.6	4	--
Labor and other related expenses	37.8	38.7	38.2	(1)	1
Impairment and store closing charges	0.1	0.1	--	34	138
Other store operating expenses	18.2	17.8	17.7	4	--
Store operating income	12.9	11.1	11.7	18	(6)
General and administrative	6.1	5.1	5.4	21	(6)
Operating income	6.8	6.0	6.3	16	(6)
Interest expense	2.0	2.2	2.4	(6)	(9)
Interest income	--	--	--	--	(100)
Income before income taxes	4.8	3.8	3.9	28	(4)
Provision for income taxes	1.3	1.0	1.2	26	(15)
Income from continuing operations	3.5	2.8	2.7	29	1
(Loss) income from discontinued operations, net of tax	--	--	--	100	(112)
Net income	3.5	2.8	2.7	29	1

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:
	2010	2009	2008
Total Revenue:
Restaurant	79.5%	79.2%	78.5%
Retail	20.5	20.8	21.5
Total revenue	100.0%	100.0%	100.0%

The following table highlights average weekly sales* over the past three years:
	2010	2009	2008
Restaurant	$62.0	$61.7	$63.1
Retail	16.0	16.2	17.3
*Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.

Total revenue, which increased 1.6% in 2010, decreased 0.7% in 2009 and increased 1.4% in 2008, benefited from the opening of 6, 11 and 17 stores in 2010, 2009 and 2008, respectively, partially offset by the closing of two stores in 2008.  The closing of one store in the last week of 2010 had no significant impact on our 2010 total revenue.

The following table highlights comparable store sales* results over the past two years:

	Period to Period Increase (Decrease)
	2010 vs 2009	2009 vs 2008
	(569 Stores)	(550 Stores)
Restaurant	0.8%	(1.7)%
Retail	(0.9)	(5.9)
Restaurant & Retail	0.4	(2.6)
*Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.

The following table highlights comparable sales averages per store* over the past three years:

	2010 (569 Stores)	2009 (550 Stores)	2008 (531 Stores)
Restaurant	$3,238	$3,228	$3,293
Retail	829	838	893
Total	$4,067	$4,066	$4,186

Despite the continuing uncertain consumer sentiment, we currently are experiencing a positive restaurant sales trend that began in early calendar 2010.  Our comparable store restaurant sales increased from 2009 to 2010 due to an increase in average check of 2.0%, including a 2.4% average menu price increase, partially offset by a decrease in guest traffic of 1.2%.  This increase in comparable store restaurant sales followed a decrease in comparable store restaurant sales from 2008 to 2009, which resulted from a decrease in guest traffic of 4.6% partially offset by an increase in average check of 2.9%, including a 3.3% average menu price increase.

The comparable store retail sales decreases from 2009 to 2010 and from 2008 to 2009 resulted from decreases in restaurant guest traffic, which we believe resulted from uncertain consumer sentiment and reduced discretionary spending.

Gross Profit

Gross profit as a percentage of total revenue was 69.0%, 67.7% and 67.6% in 2010, 2009 and 2008, respectively.  The increase from 2009 to 2010 was due to commodity deflation of 2.5%, our menu price increase referenced above and a decrease in markdowns of retail merchandise that reduced retail cost of goods sold 1.0% as a percentage of retail sales as compared with the prior year.  A more favorable commodity climate in 2009 allowed us to keep our gross profit relatively unchanged from 2008 to 2009.  We do not expect the favorable commodity environment that we experienced in 2010 to continue in 2011; however, we presently expect that we will be able to pass through much of any increased commodity costs by adjusting our menu pricing.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations.  Labor and other related expenses as a percentage of total revenue were 37.8%, 38.7% and 38.2% in 2010, 2009 and 2008, respectively.  The year-to-year decrease from 2009 to 2010 was due to decreases of 0.7% and 0.2% as a percentage of total revenue, respectively, in healthcare costs and store hourly labor costs.  The decrease in healthcare costs resulted from lower medical claims and the benefit of the calendar 2010 group health plan design changes.  The decrease in store hourly labor costs as a percentage of total revenue was due to menu pricing being higher than wage inflation.  The year-to-year increase from 2008 to 2009 resulted primarily from higher healthcare costs, which was due to higher enrollment in and higher utilization of the calendar 2009 group health plan and termination costs associated with the calendar 2008 group health plan.

Impairment and Store Closing Charges

During 2010, 2009 and 2008, we recorded impairment charges of $2,672, $2,088 and $532, respectively.  During 2010, one leased store was determined to be impaired, resulting in an impairment charge of $2,263.  This store was impaired due to declining operating performance and resulting negative cash flow projections.  Additionally, during 2010, one owned store was closed, resulting in an impairment charge of $409 and store closing charges of $128.  The decision to close this store was due to its age, expected future capital expenditure requirements and declining operating performance.

During 2009, one owned store was determined to be impaired, resulting in charges of $933.  Additionally, during 2009, we recorded a total impairment of $1,155 on office space, property adjacent to the office space and our management trainee housing facility.  During 2008, we closed two stores, which resulted in impairment charges of $532 and store closing charges of $345.  See Notes 3 and 9 to the accompanying Consolidated Financial Statements for more details regarding the impairment and store closing charges.

Other Store Operating Expenses

Other store operating expenses include all store-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent and credit card fees. Other store operating expenses as a percentage of total revenue increased from 17.8% in 2009 to 18.2% in 2010.  The year-to-year increase from 2009 to 2010 was due in equal parts to higher maintenance and rent expenses.  Higher maintenance expense resulted from the timing of sign maintenance and other programs.  The increase in rent expense was due to the sale-leaseback transactions we completed in the fourth quarter of 2009 (see Note 10 to the accompanying Consolidated Financial Statements).  Other store operating expenses were relatively constant in 2009 as compared to 2008.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 6.1%, 5.1% and 5.4% in 2010, 2009 and 2008, respectively. The year-to-year increase from 2009 to 2010 was due to higher incentive compensation accruals, including share-based compensation, which reflected better performance against financial objectives in 2010 as compared to the prior year.  The year-to-year decrease from 2008 to 2009 was due in equal parts to lower manager trainee salaries resulting from lower manager turnover in 2009, lower travel resulting from cost control efforts and the non-recurrence of expenses associated with a manager meeting which was held in 2008.

Interest Expense

Interest expense as a percentage of total revenue was 2.0%, 2.2% and 2.4% in 2010, 2009, and 2008, respectively.  The year-to-year decrease from 2009 to 2010 was primarily due to lower average debt outstanding.  The year-to-year decrease from 2008 to 2009 was primarily due to lower average interest rates.

Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 26.3%, 26.8% and 30.2% in 2010, 2009 and 2008, respectively.  The decrease in the effective tax rate from 2009 to 2010 reflected a net reduction in our liability for uncertain tax positions of $2,134 this year compared to $389 last year and higher employer tax credits on an absolute dollar basis mostly offset by the effect on our tax rate from the increase in pretax income.  The decrease in the effective tax rate from 2008 to 2009 reflected a net reduction in our liability for uncertain tax positions of $389 in 2009 compared to a net increase in 2008 of $1,782 and higher employer tax credits on an absolute dollar basis and as a percent of pretax income partially offset by higher effective state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2010	2009	2008
Net cash provided by operating activities of continuing operations	$212,106	$164,171	$124,510
Net cash used in investing activities of continuing operations	(69,626)	(9,087)	(82,706)
Net cash used in financing activities of continuing operations	(106,389)	(155,406)	(44,459)
Net cash (used in) provided by operating activities of discontinued operations	--	(47)	385
Net increase (decrease) in cash and cash equivalents	$36,091	$(369)	$(2,270)

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our $250,000 revolving credit facility (the “Revolving Credit Facility”).  Our internally generated cash, along with cash on hand at July 31, 2009, our borrowings under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs and other cash payment obligations in 2010.

We believe that cash at July 30, 2010, along with cash generated from our operating activities, the borrowing capacity under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards will be sufficient to finance our continuing operations, our continuing expansion plans, our principal payments on our debt, our share repurchase plans and our expected dividend payments for at least the next twelve months and thereafter for the foreseeable future.

Cash Generated from Operations

Our cash generated from operating activities was $212,106, $164,171 and $124,510 in 2010, 2009 and 2008, respectively.  The increase in net cash flow provided by operating activities from 2009 to 2010 reflected higher net income, the timing of payments for accounts payable and estimated income taxes, higher incentive compensation accruals and an increase in the sales of our gift cards partially offset by the change in retail inventories.  The increase in incentive compensation accruals reflects better performance against financial objectives in 2010 as compared to the prior year. The change in retail inventories is primarily due to the timing of seasonal inventory purchases.  The increase in net cash flow provided by operating activities from 2008 to 2009 primarily reflected improvements in the management of our retail inventories and the timing of payments for estimated income taxes partially offset by the timing of payments for interest.

Borrowing Capacity and Debt Covenants

On November 6, 2009, we amended our credit facility (the “Credit Facility”), which consists of term loans (aggregate outstanding at July 30, 2010 was $580,144) and the Revolving Credit Facility.  The amendment extended the maturity date of $250,000 of our then outstanding term loans to April 27, 2016 from April 27, 2013.  The amendment also extended the availability of $165,000 of the Revolving Credit Facility to January 27, 2013 from April 27, 2011.  During 2010 and 2009, we made $57,856 and $130,988, respectively, in optional principal prepayments under the term loans.  At July 30, 2010, although we had no outstanding borrowings under the Revolving Credit Facility, we had $30,346 of standby letters of credit related to securing reserved claims under workers’ compensation insurance which reduce our availability under the Revolving Credit Facility.  At July 30, 2010, we had $219,654 available under our Revolving Credit Facility.  See “Material Commitments” below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The Credit Facility contains customary financial covenants, which include a requirement that we maintain a maximum consolidated total leverage ratio (ratio of total indebtedness to EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization) of 3.75 at July 30, 2010 and throughout the remaining term of the Credit Facility.  The Credit Facility’s financial covenants also require that we maintain a minimum consolidated interest coverage ratio (ratio of EBITDA to cash interest payable, as defined) of 4.00 at July 30, 2010 and throughout the remaining term of the Credit Facility.  At July 30, 2010, our consolidated total leverage ratio and consolidated interest coverage ratio were 2.37 and 16.45, respectively.  We presently expect to remain in compliance with the Credit Facility’s financial covenants for the remaining term of the facility.

Sale-leaseback Transactions

In the fourth quarter of 2009, we completed sale-leaseback transactions involving 15 of our stores and our retail distribution center.  Under these transactions, the land, buildings and improvements at the locations were sold for pre-tax net proceeds of $56,260.  The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively.  Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Credit Facility (see “Borrowing Capacity and Debt Covenants” above).  See Note 10 to our Consolidated Financial Statements for further information on our sale-leaseback transactions.

Share Repurchases, Dividends and Proceeds from the Exercise of Share-Based Compensation Awards

We were authorized by our Board of Directors to repurchase shares of our common stock in 2010 to offset share dilution that might result from share issuances under our equity compensation plans.  Additionally, subject to a maximum amount of $65,000, we have been authorized by our Board of Directors to repurchase shares in 2011 to offset share dilution that might result from share issuances under our equity compensation plans.  The principal criteria for share repurchases are that they be accretive to expected net income per share, are within the limits imposed by our Credit Facility and that they be made only from free cash flow (operating cash flow less capital expenditures and dividends) rather than borrowings.  During 2010, we repurchased 1,352,000 shares in the open market at an aggregate cost of $62,487.  We did not repurchase any shares in 2009.  During 2008, we repurchased 1,625,000 shares in the open market at an aggregate cost of $52,380.

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

Consistent with the prior year, we declared and paid a quarterly dividend of $0.20 per common share (an annual equivalent of $0.80 per share) in 2010.  Additionally, on September 23, 2010, the Board declared a dividend of $0.22 per share payable on November 5, 2010 to shareholders of record on October 15, 2010.  In 2009 and 2008, we paid dividends of $0.78 and $0.68, respectively.

During 2010, we received proceeds of $37,460 from the exercise of share-based compensation awards and the corresponding issuance of 1,362,096 shares. The excess tax benefit realized upon exercise of share-based compensation awards was $5,063.  During 2009 and 2008, we received proceeds of $4,362 and $306, respectively, from the exercise of share-based compensation awards.

Working Capital

We had negative working capital of $73,289, $66,637 and $44,080, respectively, at July 30, 2010, July 31, 2009 and August 1, 2008.  The change in working capital at July 30, 2010 compared with July 31, 2009 primarily reflected the timing of payments for accounts payable and estimated income taxes, higher incentive compensation accruals and an increase in cash generated from operations.  The change in working capital at July 31, 2009 compared with August 1, 2008 primarily reflected a reduction in our retail inventories.  In the restaurant industry, substantially all sales are either for cash or third-party credit card.  Like many other restaurant companies, we are able to, and often do operate with negative working capital.  Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit.  Because of our retail operations, which have a lower product turnover than the restaurant business, we carry larger inventories than many other companies in the restaurant industry.  Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers.  These various trade terms are aided by rapid turnover of the restaurant inventory.  Employees generally are paid on weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time. Many other operating expenses have normal trade terms.

Capital Expenditures

Capital expenditures (purchase of property and equipment) were $69,891, $67,842 and $87,849 in 2010, 2009 and 2008, respectively.  Capital expenditures in 2010, 2009 and 2008 are net of proceeds from insurance recoveries of $241, $262 and $178, respectively.  Capital expenditures for maintenance programs accounted for the majority of these expenditures in 2010.  Costs of new locations accounted for the majority of these expenditures in 2009 and 2008.  The increase in capital expenditures from 2009 to 2010 is primarily due to higher capital expenditures for maintenance programs and operational innovation initiatives partially offset by lower costs related to fewer new locations.  The decrease in capital expenditures from 2008 to 2009 is primarily due to a reduction in the number of new locations acquired and under construction as compared to the prior year.  We estimate that our capital expenditures during 2011 will be between $110,000 and $120,000.  This estimate includes certain costs related to the acquisition of sites and construction of eleven new stores to be opened in 2011, as well as for acquisition and construction costs for locations to be opened in future years, capital expenditures for maintenance programs and operational innovation initiatives.  We intend to fund our capital expenditures with cash flows from operations and borrowings under our Revolving Credit Facility, as necessary.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in “Material Commitments” below and Notes 2 and 17 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

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

Our contractual cash obligations and commitments as of July 30, 2010, are summarized in the tables below:

		Payments due by Year
Contractual Obligations (a)	Total	2011	2012-2013	2014-2015	After 2015
Term loans payable on or before April 27, 2013 (b)	$347,559	$4,029	$343,530	--	--
Term loans payable on or before April 27, 2016 (b)	232,585	2,617	5,233	$5,233	$219,502
Note payable (c)	364	109	218	37	--
Operating leases excluding billboards (d)	748,935	36,078	72,805	73,992	566,060
Operating leases for billboards	30,576	19,577	10,956	43	--
Capital leases	66	22	44	--	--
Purchase obligations (e)	184,293	72,717	94,127	15,375	2,074
Other long-term obligations (f)	38,929	--	8,649	277	30,003
Total contractual cash obligations	$1,583,307	$135,149	$535,562	$94,957	$817,639

	Amount of Commitment Expirations by Year
	Total	2011	2012-2013	2014-2015	After 2015
Revolving Credit facility expiring on April 27, 2011 (g)	$85,000	$85,000	--	--	--
Revolving Credit facility expiring on January 27, 2013 (g)	165,000	--	$165,000	--	--
Standby letters of credit	30,346	4,250	26,096	--	--
Guarantees (h)	2,364	562	975	$279	$548
Total commitments	$282,710	$89,812	$192,071	$279	$548

(a)
At July 30, 2010, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability.  At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.  As such, the liability for uncertain tax positions of $17,467 is not included in the contractual cash obligations and commitments table above.

(b)
The aggregate outstanding on the term loans at July 30, 2010 is $580,144. Using our expected principal payments on the term loans and projected interest rates, we will have interest payments of $43,063, $74,436, $22,000 and $6,061 in 2011, 2012-2013, 2014-2015 and thereafter, respectively.  The projected interest rates for our swapped portion of our term loans are our fixed rates under our interest rate swaps plus our current credit spreads.  Currently, our fixed rate is 5.57% through May 2013 and then our fixed rate decreases to 2.73% from May 2013 through May 2015.  The projected interest rates for our unswapped portion of our term loans are the three-year swap rate at July 30, 2010 of 1.19% plus our current credit spreads.  Our current credits spreads are 1.50% and 2.50%, respectively, on the term loans payable on or before April 27, 2013 and April 27, 2016.

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
(e)
Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services.  We have excluded contracts that do not contain minimum purchase obligations.  In 2010, we increased our use of contracts that do not contain minimum purchase obligations but do address product specifications and pricing.  We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty.  We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice.  We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract.  Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.

(f)
Other long-term obligations include our Non-Qualified Savings Plan ($25,935, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($4,068), FY2008, FY2009 and FY2010 Long-Term Retention Incentive Plans ($2,000), FY2010 District Manager Long-Term Performance Plan ($1,145) and FY2010 Long-Term Performance Plan ($5,781).

(g)
We did not have any outstanding borrowings under our Revolving Credit Facility as of July 30, 2010.  We paid $619 in non-use fees (also known as commitment fees) on the Revolving Credit Facility during 2010.  Based on having no outstanding borrowings at July 30, 2010 and our current unused commitment fee as defined in the Credit Facility, our unused commitment fees in 2011 would be $701; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2011.

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

Interest Rate Risk.  We have interest rate risk relative to our outstanding borrowings under our Credit Facility.  At July 30, 2010, our outstanding borrowings under our Credit Facility totaled $580,144 (see Note 5 to our Consolidated Financial Statements).  Loans under the Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios.

Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6, 10 and 17 to our Consolidated Financial Statements).  To manage this risk in a cost efficient manner, we entered into an interest rate swap on May 4, 2006 in which we agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.  The swapped portion of our outstanding debt is fixed at a rate of 5.57% plus our current credit spread over the 7-year life of the interest rate swap.  Our current weighted average credit spread is 1.90%.  Additionally, we entered into an interest rate swap on August 10, 2010 in which we agreed to exchange with a counterparty, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $200,000.  The swapped portion of our outstanding debt will be fixed at a rate of 2.73% plus our credit spread over the 2-year life of the interest rate swap.  See Notes 2 and 6 to our Consolidated Financial Statements for further discussion of our interest rate swaps.

The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of our unswapped outstanding debt as of July 30, 2010, would be approximately $152.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable.  Four food categories (dairy (including eggs), beef, poultry and pork) account for the largest shares of our food purchases at approximately 13%, 12%, 11% and 10%, respectively.  Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases.  While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary.  We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time.  Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously.  We enter into supply contracts for certain of our products in an effort to minimize volatility of supply and pricing.  In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing.  From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins, as happened to us in 2008.

Recent Accounting Pronouncements

Accounting Standards Codification

On September 15, 2009, we adopted the Accounting Standards Codification (“ASC”) as issued by the Financial Accounting Standards Board (“FASB”).  The ASC is the single source of authoritative nongovernmental accounting principles generally accepted in the United States of America (“GAAP”), except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants.  The adoption did not have an impact on our consolidated financial statements.

Fair Value

On August 1, 2009, the first day of 2010, we adopted, on a prospective basis, new accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis, such as nonfinancial long-lived asset groups measured at fair value for an impairment assessment.  The adoption did not have an impact on our consolidated financial statements.  See Note 3 to the accompanying Consolidated Financial Statements for further information related to our assets and liabilities measured at fair value on a nonrecurring basis.

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

•	Impairment of Long-Lived Assets and Provision for Asset Dispositions
•	Insurance Reserves
•	Inventory Valuation
•	Tax Provision
•	Share-Based Compensation
•	Unredeemed Gift Cards
•	Legal Proceedings

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

We have not made any material changes in our methodology for assessing impairments during the past three years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets.  However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2010, 2009 and 2008, we incurred impairment charges related to our stores.  In 2009, we also incurred impairment charges related to three corporate properties.  For a more detailed discussion of these costs see the sub-section entitled “Impairment and Store Closing Charges” under the section entitled “Results of Operations” presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers’ compensation, general liability and health insurance programs.  We purchase insurance for individual workers’ compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates.  We purchase insurance for individual general liability claims that exceed $500.  Prior to January 1, 2009, we did not purchase such insurance for our group health program, but did limit our offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year.  Beginning January 1, 2009, we split our group health program into two programs.  The first program is fully insured and as such has no liability for unpaid claims.  The second program is self-insured.  For our calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year.  For our calendar 2010 plan, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given plan year, and, in certain cases, to not more than $8 in any given year.  We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

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

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices.  We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves.  However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Inventory Valuation

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory method (“RIM”).  RIM is an averaging method that is widely used in the retail industry due to its practicality.  Under RIM, the valuation of our retail inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories.  Inherent in the RIM calculation are certain significant management judgments and estimates, including initial markons, markups, markdowns and shrinkage, which may significantly impact the gross margin calculation as well as the ending inventory valuation.

Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage.  Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities.  Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts.  Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories’ results on a store-by-store basis.

We have not made any material changes in the methodologies, estimates or assumptions related to our merchandise inventories during the past three years and do not believe there is a reasonable likelihood that there will be a material change in these estimates or assumptions in the future.  However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

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

The expected volatility, option exercise and termination assumptions involve management’s best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option.  We update the historical and implied components of the expected volatility assumption when new grants are made.  We update option exercise and termination assumptions annually.  The expected life is a by-product of the lattice model and is updated when new grants are made.

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

Other than the reversal of share-based compensation in 2008 for nonvested stock grants whose performance goals would not be met, we have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three years.  We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

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

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards during the past three years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  We have concluded that our internal control over financial reporting was effective as of July 30, 2010, based on these criteria.

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
Sandra B. Cochran
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.
Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and subsidiaries (the “Company”) as of July 30, 2010 and July 31, 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended July 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and subsidiaries as of July 30, 2010 and July 31, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of July 30, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
September 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.
Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and subsidiaries (the ”Company”) as of July 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended July 30, 2010, and our report dated September 28, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
September 28, 2010

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED BALANCE SHEET
(In thousands except share data))
ASSETS	July 30, 2010	July 31, 2009
Current Assets:
Cash and cash equivalents	$47,700	$11,609
Accounts receivable	13,530	12,730
Income taxes receivable	--	4,078
Inventories	144,079	137,424
Prepaid expenses and other current assets	8,609	9,193
Deferred income taxes	22,341	23,291
Total current assets	236,259	198,325
Property and Equipment:
Land	287,591	286,161
Buildings and improvements	698,396	686,736
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	410,411	379,459
Leasehold improvements	210,326	200,704
Construction in progress	11,532	16,089
Total	1,621,545	1,572,438
Less: Accumulated depreciation and amortization of capital leases	617,442	570,662
Property and equipment – net	1,004,103	1,001,776
Other assets	51,705	45,080
Total	$1,292,067	$1,245,181

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$116,218	$92,168
Current maturities of long-term debt and capital lease obligations	6,765	7,422
Taxes withheld and accrued	32,987	32,081
Income taxes payable	7,624	--
Accrued employee compensation	59,874	49,994
Accrued employee benefits	30,937	32,633
Deferred revenues	27,544	22,528
Accrued interest expense	10,535	10,379
Other accrued expenses	17,064	17,757
Total current liabilities	309,548	264,962
Long-term debt	573,744	638,040
Capital lease obligations	41	60
Interest rate swap liability	66,281	61,232
Other long-term obligations	93,781	89,610
Deferred income taxes	57,055	55,655
Commitments and Contingencies (Notes 2 and 17)
Shareholders’ Equity:
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	--	--
Common stock – 400,000,000 shares of $.01 par value authorized; 2010 – 22,732,781 shares issued and outstanding; 2009 – 22,722,685 shares issued and outstanding	228	227
Additional paid-in capital	6,200	12,972
Accumulated other comprehensive loss	(48,849)	(44,822)
Retained earnings	234,038	167,245
Total shareholders’ equity	191,617	135,622
Total	$1,292,067	$1,245,181
See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF INCOME
	(In thousands except share data) Fiscal years ended
	July 30, 2010	July 31, 2009	August 1, 2008

Total revenue	$2,404,515	$2,367,285	$2,384,521
Cost of goods sold	745,818	764,909	773,757
Gross profit	1,658,697	1,602,376	1,610,764
Labor and other related expenses	908,211	916,256	909,546
Impairment and store closing charges	2,800	2,088	877
Other store operating expenses	437,136	421,594	422,293
Store operating income	310,550	262,438	278,048
General and administrative expenses	145,882	120,199	127,273
Operating income	164,668	142,239	150,775
Interest expense	48,959	52,177	57,445
Interest income	--	--	185
Income before income taxes	115,709	90,062	93,515
Provision for income taxes	30,451	24,105	28,212
Income from continuing operations	85,258	65,957	65,303
(Loss) income from discontinued operations, net of tax	--	(31)	250
Net income	$85,258	$65,926	$65,553

Basic net income per share:
Income from continuing operations	$3.71	$2.94	$2.87
(Loss) income from discontinued operations, net of tax	--	--	0.01
Net income per share	$3.71	$2.94	$2.88

Diluted net income per share:
Income from continuing operations	$3.62	$2.89	$2.79
(Loss) income from discontinued operations, net of tax	--	--	0.01
Net income per share	$3.62	$2.89	$2.80

Basic weighted average shares outstanding	23,007,856	22,458,971	22,782,608
Diluted weighted average shares outstanding	23,579,752	22,787,633	23,406,044

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands except share data)
	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Equity
Balances at August 3, 2007	23,674,175	$237	$--	$(8,988)	$112,874	$104,123
Comprehensive Income:
Net income	--	--	--	--	65,553	65,553
Change in fair value of interest rate swap, net of tax benefit of $7,273 (See Note 6)	--	--	--	(18,665)	--	(18,665)
Total comprehensive income	--	--	--	(18,665)	65,553	46,888
Cumulative effect of a change in accounting principle for uncertain tax positions (Note 2)	--	--	--	--	2,898	2,898
Cash dividends declared - $.72 per share	--	--	--	--	(16,504)	(16,504)
Share-based compensation	--	--	8,491	--	--	8,491
Exercise of share-based compensation awards	276,166	2	304	--	--	306
Tax deficiency realized upon exercise of share-based compensation awards	--	--	(1,071)	--	--	(1,071)
Purchases and retirement of common stock	(1,625,000)	(16)	(6,993)	--	(45,371)	(52,380)
Balances at August 1, 2008	22,325,341	223	731	(27,653)	119,450	92,751
Comprehensive Income:
Net income	--	--	--	--	65,926	65,926
Change in fair value of interest rate swap, net of tax benefit of $4,445 (See Note 6)	--	--	--	(17,169)	--	(17,169)
Total comprehensive income	--	--	--	(17,169)	65,926	48,757
Cash dividends declared - $.80 per share	--	--	--	--	(18,131)	(18,131)
Share-based compensation	--	--	6,946	--	--	6,946
Exercise of share-based compensation awards	397,344	4	4,358	--	--	4,362
Tax benefit realized upon exercise of share-based compensation awards	--	--	937	--	--	937
Balances at July 31, 2009	22,722,685	227	12,972	(44,822)	167,245	135,622
Comprehensive Income:
Net income	--	--	--	--	85,258	85,258
Change in fair value of interest rate swap, net of tax benefit of $1,022 (See Note 6)	--	--	--	(4,027)	--	(4,027)
Total comprehensive income	--	--	--	(4,027)	85,258	81,231
Cash dividends declared - $.80 per share	--	--	--	--	(18,465)	(18,465)
Share-based compensation	--	--	13,193	--	--	13,193
Exercise of share-based compensation awards	1,362,096	14	37,446	--	--	37,460
Tax benefit realized upon exercise of share-based compensation awards	--	--	5,063	--	--	5,063
Purchases and retirement of common stock	(1,352,000)	(13)	(62,474)	--	--	(62,487)
Balances at July 30, 2010	22,732,781	$228	$6,200	$(48,849)	$234,038	$191,617

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
	(In thousands)
	Fiscal years ended
	July 30, 2010	July 31, 2009	August 1, 2008
Cash flows from operating activities:
Net income	$85,258	$65,926	$65,553
Loss (income) from discontinued operations, net of tax	--	31	(250)
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	61,024	59,286	57,689
Loss on disposition of property and equipment	4,697	4,421	1,195
Impairment	2,672	2,088	532
Share-based compensation	13,193	6,946	8,491
Excess tax benefit from share-based compensation	(5,063)	(937)	--
Changes in assets and liabilities:
Accounts receivable	(800)	754	(1,725)
Income taxes receivable	4,078	3,794	(6,919)
Inventories	(6,655)	18,530	(11,538)
Prepaid expenses and other current assets	584	1,788	1,648
Other assets	(5,642)	2,009	(3,597)
Accounts payable	24,050	(1,021)	52
Taxes withheld and accrued	906	2,622	(2,742)
Income taxes payable	12,687	--	990
Accrued employee compensation	9,880	3,809	(2,385)
Accrued employee benefits	(1,696)	(1,608)	(685)
Deferred revenues	5,016	(90)	1,456
Accrued interest expense	156	(2,106)	12,321
Other accrued expenses	(613)	(672)	(1,188)
Other long-term obligations	5,002	(1,953)	5,462
Deferred income taxes	3,372	554	150
Net cash provided by operating activities of continuing operations	212,106	164,171	124,510
Cash flows from investing activities:
Purchase of property and equipment	(70,132)	(68,104)	(88,027)
Proceeds from insurance recoveries of property and equipment	241	262	178
Proceeds from sale of property and equipment	265	58,755	5,143
Net cash used in investing activities of continuing operations	(69,626)	(9,087)	(82,706)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	349,600	620,200	797,650
Proceeds from exercise of share-based compensation awards	37,460	4,362	306
Principal payments under long-term debt and other long-term obligations	(414,572)	(762,530)	(774,292)
Purchases and retirement of common stock	(62,487)	--	(52,380)
Deferred financing costs	(2,908)	(768)	--
Dividends on common stock	(18,545)	(17,607)	(15,743)
Excess tax benefit from share-based compensation	5,063	937	--
Net cash used in financing activities of continuing operations	(106,389)	(155,406)	(44,459)
Cash flows from discontinued operations:
Net cash (used in) provided by operating activities of discontinued operations	--	(47)	385
Net cash (used in) provided by discontinued operations	--	(47)	385
Net increase (decrease) in cash and cash equivalents	36,091	(369)	(2,270)
Cash and cash equivalents, beginning of year	11,609	11,978	14,248
Cash and cash equivalents, end of year	$47,700	$11,609	$11,978

See Notes to Consolidated Financial Statements.

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, excluding interest rate swap payments, net of amounts capitalized	$14,598	$32,344	$37,180
Interest rate swap	30,722	19,469	5,578
Income taxes	20,673	23,782	32,030
Supplemental schedule of non-cash financing activity:
Change in fair value of interest rate swap	$(5,049)	$(21,614)	$(25,938)
Change in deferred tax asset for interest rate swap	1,022	4,445	7,273

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

Fair value measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, a three level hierarchy for inputs is used.  These levels are:

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

The fair values of cash equivalents and deferred compensation plan assets (included in other assets) are based on quoted market prices.  The fair values of accounts receivable and accounts payable at July 30, 2010 and July 31, 2009, approximate their carrying amounts due to their short duration.  The fair value of the Company’s variable-rate term loans and revolving credit facility, based on quoted market prices, totaled approximately $566,510 and $619,200 on July 30, 2010 and July 31, 2009, respectively.  The estimated fair value of the Company’s interest rate swap is the present value of the expected cash flows, which is calculated by using the replacement fixed rate in the then-current market, and incorporates the Company’s own non-performance risk.  See Note 3 for additional information on the Company’s fair value measurements.

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

Inventories – Inventories are stated at the lower of cost or market.  Cost of restaurant inventory is determined by the first-in, first-out (“FIFO”) method.  In 2010, approximately 70% of retail inventories are valued using the retail inventory method (“RIM”) and the remaining 30% are valued using an average cost method.  In 2009, due to lower inventory levels at the Company’s retail distribution center as compared to prior years, approximately 80% of retail inventories were valued using RIM and the remaining 20% were valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, retail inventory shrinkage, returns and amortization of certain items.

Cost of goods sold includes an estimate of retail inventory shrinkage that is adjusted upon physical inventory counts.  Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule.  An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories’ results on a store-by-store basis.

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

Depreciation expense was $59,930, $57,706 and $56,149 for 2010, 2009 and 2008, respectively.  Accelerated depreciation methods are generally used for income tax purposes.  Depreciation expense related to store operations was $56,402, $53,745 and $51,858 for 2010, 2009 and 2008, respectively, and is included in other store operating expenses in the Consolidated Statement of Income.

Capitalized interest was $216, $445 and $682 for 2010, 2009 and 2008, respectively.

Gain or loss is recognized upon disposal of property and equipment and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset.  If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income.  Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance.  The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.  See Notes 3 and 9 for additional information on the Company’s impairment of long-lived assets.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices.  The Company has interest rate risk relative to its outstanding borrowings under its Credit Facility (see Note 5).  Loans under the Credit Facility bear interest, at the Company’s election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios.  The Company uses derivative instruments to mitigate its interest rate risk.  The Company’s policy has been to manage interest cost using a mix of fixed and variable rate debt (see Note 5).  To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

The swapped portion of the outstanding debt or notional amount of the interest rate swap is as follows:

From August 3, 2006 to May 2, 2007	$ 525,000
From May 3, 2007 to May 5, 2008	650,000
From May 6, 2008 to May 4, 2009	625,000
From May 5, 2009 to May 3, 2010	600,000
From May 4, 2010 to May 2, 2011	575,000
From May 3, 2011 to May 2, 2012	550,000
From May 3, 2012 to May 3, 2013	525,000

The interest rate swap was accounted for as a cash flow hedge.  The swapped portion of the Company’s outstanding debt is fixed at a rate of 5.57% plus the Company’s credit spread over the 7-year life of the interest rate swap.  The Company’s weighted average credit spreads at July 30, 2010 and July 31, 2009 were 1.90% and 1.50%, respectively.

Additionally, the Company entered into an interest rate swap on August 10, 2010 in which it agreed to exchange with a counterparty, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $200,000.  The interest rate swap was accounted for as a cash flow hedge.  The swapped portion of the Company’s outstanding debt will be fixed at a rate of 2.73% plus the Company’s credit spread over the 2-year life of the interest rate swap.

The Company does not hold or use derivative instruments for trading purposes.  The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments.  See Note 6 for additional information on the Company’s derivative and hedging activities.

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable.  Changes in commodity prices affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously.  In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing.  From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

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

Insurance – The Company self-insures a significant portion of its workers’ compensation, general liability and health insurance programs.  The Company has purchased insurance for individual workers’ compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. The Company has purchased insurance for individual general liability claims that exceed $500.  Prior to January 1, 2009, the Company did not purchase such insurance for its group health program, but did limit its offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year.  Beginning January 1, 2009, the Company split its group health program into two programs.  The first program is fully insured and as such has no liability for unpaid claims.  The second program is self-insured.  For the Company’s calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year.  For the Company’s calendar 2010 plan, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given year, and, in certain cases, to not more than $8 in given year.  The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

The Company records a liability for workers’ compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company’s third quarter and adjusts it by the actuarially determined losses and actual claims payments for the fourth quarter.  The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate.  As such, the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments.  The Company’s accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the “Leases” section in this Note.

Leases – The Company’s leases are classified as either capital or operating leases.  The Company has ground leases and office space leases that are recorded as operating leases.  Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions.  A majority of the Company’s lease agreements provide renewal options and some of these options contain rent escalation clauses.  The Company also leases its advertising billboards which are recorded as operating leases (see “Advertising” in this Note).

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

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place.  Net advertising expense was $45,239, $42,371 and $42,160 for 2010, 2009 and 2008, respectively.  Rent expense under operating leases for billboards was $25,558, $25,950 and $25,177 for 2010, 2009 and 2008, respectively.

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 30, 2010:

Year
2011	$ 19,577
2012	7,532
2013	3,424
2014	43
Total	$ 30,576

Share-based compensation – The Company has compensation plans for employees and non-employee directors that authorize the granting of stock options, nonvested stock and other types of awards consistent with the purpose of the plans (see Note 12).  The number of shares authorized for future issuance under the Company’s plans as of July 30, 2010 totals 701,726.  Stock options granted under these plans are granted with an exercise price equal to the market price of the Company’s stock on the grant date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

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

•	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
•	The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

	Year Ended
	July 30,	July 31,	August 1,
	2010	2009	2008

Dividend yield range	2.5%	2.59%- 5.35%	1.8%- 2.2%
Expected volatility	47%	43% - 61%	31% - 34%
Risk-free interest rate range	0.4%- 5.1%	0.5%- 5.4%	2.9%- 5.0%
Expected term (in years)	6.8	6.7 – 6.9	6.3

Nonvested stock grants consist of the Company’s common stock and generally vest over 2-5 years.  All nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed.  During 2008, based on the Company’s determination that performance goals would not be achieved for one executive’s nonvested stock grants, the Company reversed approximately $3,508 of share-based compensation expense.  During 2010 and 2009, the Company did not have any similar reversals.

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

Income taxes – Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In 2008, the Company adopted new accounting guidance for uncertain tax positions.  This accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Company recognizes (or derecognizes) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.  The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes.  The cumulative effect of adopting this accounting guidance resulted in a net increase of $2,898 to the Company’s beginning 2008 retained earnings.  See Note 14 for additional information regarding income taxes.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method.  Outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.  See Note 16.

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

Recent Accounting Pronouncements

Accounting Standards Codification

On September 15, 2009, the Company adopted the Accounting Standards Codification (“ASC”) as issued by the Financial Accounting Standards Board (“FASB”). The ASC is the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants.  The adoption did not have an impact on the Company’s consolidated financial statements.

Fair Value

On August 1, 2009, the first day of 2010, the Company adopted, on a prospective basis, new accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis, such as nonfinancial long-lived asset groups measured at fair value for an impairment assessment.  The adoption did not have an impact on the Company’s consolidated financial statements.  See Note 3 for further information related to the Company’s assets and liabilities measured at fair value on a nonrecurring basis.

3.  Fair Value Measurements

The Company’s assets and liabilities measured at fair value on a recurring basis at July 30, 2010 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 30, 2010

Cash equivalents*	$35,250	$--	$--	$35,250
Deferred compensation plan assets**	25,935	--	--	25,935
Total assets at fair value	$61,185	$--	$--	$61,185

Interest rate swap liability (see Note 6)	$--	$66,281	$--	$66,281
Total liabilities at fair value	$--	$66,281	$--	$66,281

The Company’s assets and liabilities measured at fair value on a recurring basis at July 31, 2009 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 31, 2009

Cash equivalents*	$48	$--	$--	$48
Deferred compensation plan assets**	22,583	--	--	22,583
Total assets at fair value	$22,631	$--	$--	$22,631

Interest rate swap liability (see Note 6)	$--	$61,232	$--	$61,232
Total liabilities at fair value	$--	$61,232	$--	$61,232

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

During 2010, one leased store was determined to be impaired.  Fair value of the leased store was determined by using a cash flow model.  Assumptions used in the cash flow model included projected annual revenue growth rates and projected cash flows and are impacted by economic conditions and management’s expectations.  The Company has determined that the majority of these inputs are unobservable inputs, and thus, are considered Level 3 inputs.  Based on its analysis, the Company determined that the leased store was fully impaired.  This resulted in an impairment charge of $2,263.  Additionally, during 2010, the Company closed one owned store and recorded an impairment charge of $409 for the amount that the store’s carrying value exceeded its fair value.  Fair value was determined based upon market comparables, which are considered Level 2 inputs.  See Note 9 for further information on the impairment of these long-lived assets.

4.  Inventories

Inventories were comprised of the following at:
	July 30, 2010	July 31, 2009
Retail	$113,674	$108,412
Restaurant	17,586	16,782
Supplies	12,819	12,230
Total	$144,079	$137,424

5.  Debt

Long-term debt consisted of the following at:
	July 30, 2010	July 31, 2009
Term loans payable on or before April 27, 2013	$347,559	$645,000
Term loans payable on or before April 27, 2016	232,585	--
Note payable	346	444
	580,490	645,444
Current maturities	(6,746)	(7,404)
Long-term debt	$573,744	$638,040

The aggregate maturities of long-term debt subsequent to July 30, 2010 are as follows:
Year
2011	$6,746
2012	6,748
2013	342,224
2014	2,653
2015	2,617
Thereafter	219,502
Total	$580,490

Credit Facility

The Company’s credit facility (the “Credit Facility”) consists of term loans (aggregate outstanding at July 30, 2010 and July 31, 2009 were $580,144 and $645,000, respectively) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).  On November 6, 2009, the Company entered into an amendment to the Credit Facility which extended the availability of $165,000 of the $250,000 Revolving Credit Facility to January 27, 2013 from April 27, 2011.  The amendment also extended the maturity date of $250,000 of the Company’s then outstanding term loans to April 27, 2016 from April 27, 2013.

In 2006, the Company entered into an interest rate swap which resulted in the swapped portion of the Company’s outstanding term loans being fixed at 5.57% plus the Company’s credit spread over the 7-year life of the interest rate swap (see Notes 2 and 6).

The interest rates for the term loans and Revolving Credit Facility are based on either LIBOR or prime.  A spread is added to the interest rates in accordance with the Credit Facility.  As of July 30, 2010 and July 31, 2009, the Company’s term loans were swapped at weighted average interest rates of 7.47% and 7.07%, respectively.  As of July 30, 2010 and July 31, 2009, the weighted average interest rates on the remaining $5,144 and $45,000 of the term loans, respectively, were 2.23% and 3.53%, respectively.

At July 30, 2010 and July 31, 2009, the Company did not have any outstanding borrowings under the Revolving Credit Facility.  At July 30, 2010, the Company had $30,346 of standby letters of credit, which reduce the Company’s availability under the Revolving Credit Facility (see Note 17).  At July 30, 2010, the Company had $219,654 available under the Revolving Credit Facility.

The Credit Facility contains customary financial covenants, which are specified in the agreement and include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio.  At July 30, 2010 and July 31, 2009, the Company was in compliance with all debt covenants.

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

6.  Derivative Instruments and Hedging Activities

The estimated fair values of the Company’s derivative instrument were as follows:

		July 30, 2010	July 31, 2009
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swap (See Note 3)	Interest rate swap liability	$66,281	$61,232

The estimated fair value of the Company’s interest rate swap liability incorporates the Company’s own non-performance risk.  The adjustment related to the Company’s non-performance risk at July 30, 2010 and July 31, 2009 resulted in reductions of $3,915 and $5,372, respectively, in the fair value of the interest rate swap liability.  The offset to the interest rate swap liability is recorded in accumulated other comprehensive loss (“AOCL”), net of the deferred tax asset, and will be reclassified into earnings over the term of the underlying debt.  As of July 30, 2010, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $29,270.  Cash flows related to the interest rate swap are included in interest expense and in operating activities.

The following table summarizes the pre-tax effects of the Company’s derivative instrument on income and AOCL for the years ended July 30, 2010 and July 31, 2009:

	Amount of Loss Recognized in AOCL on Derivative (Effective Portion)		Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)
	July 30, 2010	July 31, 2009		July 30, 2010	July 31, 2009
Cash flow hedge:
Interest rate swap	$ (5,049)	$(21,614)	Interest expense	$ 30,722	$ 19,469

Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings.  No ineffectiveness has been recorded in 2010, 2009 and 2008.

7.	Share Repurchases

In 2010, the Company was authorized to repurchase shares to offset share dilution that might result from share issuances pursuant to its equity compensation plans.  The Company repurchased 1,352,000 shares of its common stock in the open market at an aggregate cost of $62,487.  Related transaction costs and fees that were recorded as a reduction to shareholders’ equity resulted in the shares being repurchased at an average cost of $46.22 per share.  In 2011, subject to a maximum amount of $65,000, the Company has been authorized to repurchase shares to offset share dilution that might result from share issuances pursuant to its equity compensation plans.

8. Segment Information

Cracker Barrel stores represent a single, integrated operation with two related and substantially integrated product lines.  The operating expenses of the restaurant and retail product lines of a Cracker Barrel store are shared and are indistinguishable in many respects.  Accordingly, the Company manages its business on the basis of one reportable operating segment.  All of the Company’s operations are located within the United States.

Total revenue was comprised of the following at:
	2010	2009	2008
Revenue:
Restaurant	$1,911,664	$1,875,688	$1,872,152
Retail	492,851	491,597	512,369
Total revenue	$2,404,515	$2,367,285	$2,384,521

9.  Impairment of Long-Lived Assets and Store Closing Charges

The Company incurred impairment charges in 2010, 2009 and 2008.  During 2010, one leased store was determined to be impaired resulting in an impairment charge of $2,263.  This store was impaired due to declining operating performance and resulting negative cash flow projections.  Additionally, on July 26, 2010, the Company closed one owned store, which resulted in an impairment charge of $409 and store closing charges of $128.  The Company expects to incur an additional $91 in store closing costs in 2011.  The decision to close the store was due to its age, expected future capital expenditure requirements and declining operating performance.  See Note 3 for information related to the determination of the fair value for these stores.

During 2009, the Company incurred impairment charges of $2,088.  During 2009, one owned store was determined to be impaired, resulting in charges of $933.  This store was impaired due to lower cash flow projections.  Additionally, during 2009, the Company recorded a total impairment of $1,155 on office space, property adjacent to the office space and the Company’s management trainee housing facility.  The decision to impair these properties was due to changes in the Company’s planned use of these properties.

During 2008, the Company incurred impairment and store closing charges resulting from the closing of two stores.  In 2008, the Company closed one leased store and one owned store, which resulted in impairment charges of $532 and store closing charges of $345.  The decision to close the leased store was due to its age, the expiration of the lease and the proximity of another Cracker Barrel store.  The decision to close the owned store was due to its age, expected future capital expenditure requirements and changes in traffic patterns around the store over the years.

The store closing costs, which included employee termination benefits and other costs, are included in the impairment and store closing charges line on the Consolidated Statement of Income.  At July 30, 2010, a liability of $64 has been recorded for store closing charges.

The financial information related to the stores closed in 2010 and 2008 is not material to the Company’s consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

10.  Sale-Leaseback Transactions

In the fourth quarter of 2009, the Company completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center.  Under the transactions, the land, buildings and improvements at the locations were sold for pre-tax net proceeds of $56,260.  The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively.  Equipment was not included.  The leases include specified renewal options for up to 20 additional years.  Net rent expense during the initial term of the store leases is approximately $4,867 annually, and the assets sold and leased back previously had depreciation expense of approximately $753 annually.  Net rent expense during the initial term of the retail distribution center lease is approximately $1,142 annually, and the assets sold and leased back previously had depreciation expense of approximately $331 annually.  In 2009, the Company recorded a loss on three of the stores, which is recorded in other store operating expenses in the Consolidated Statement of Income.  The gains on the sales of the 12 stores and retail distribution center are being amortized over the initial lease terms of 20 and 15 years, respectively.  Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Credit Facility.

On July 31, 2000, the Company completed a sale-leaseback transaction involving 65 of its owned stores.  Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for an initial term of 21 years.  The leases for these 65 stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased stores.  At July 30, 2010 and July 31, 2009, the Company was in compliance with all those covenants.

11.  Gains on Property Disposition

During 2008, the Company sold the one remaining Logan’s Roadhouse® (“Logan’s”) property that the Company had retained and leased back following the divestiture of Logan’s (see Note 15).  The Company received net proceeds of approximately $3,770, which resulted in a pre-tax gain of approximately $1,810.  The gain is recorded in general and administrative expenses in the Consolidated Statement of Income.

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

Directors Plan

In 1989, the Company’s shareholders approved the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors (“Directors Plan”).  Stock options granted under the Directors Plan had an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire one year from the retirement of the director from the Board.  An aggregate of 1,518,750 shares of the Company’s common stock was originally authorized for issuance under the Directors Plan, which now has expired.  At July 30, 2010, there were outstanding awards for 49,734 shares under the Directors Plan.

Employee Plan

The Company’s 2000 Non-Executive Stock Option Plan (“Employee Plan”) covered employees who are not officers or directors of the Company.  Stock options granted under the Employee Plan had an exercise price of at least 100% of the fair market value of the Company’s common stock based on the date of grant and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  An aggregate of 4,750,000 shares of the Company’s common stock originally was authorized under the Employee Plan, which expired on July 29, 2005.  At July 30, 2010, there were outstanding awards for 182,558 shares under the Employee Plan.

Amended and Restated Stock Option Plan

The Company’s Amended and Restated Stock Option Plan (the “Plan”) allows the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company’s common stock.  The option price per share under the Plan must be at least 100% of the fair market value of the Company’s common stock on the date of grant.  Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  At July 30, 2010, there were outstanding awards for 727,919 shares under this plan and 383,869 shares of the Company’s common stock reserved for future issuance under this plan.

Omnibus Plan

The Company’s 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company’s common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants: stock options, stock appreciation rights, stock awards, nonvested stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose.  The option price per share of all options granted under the Omnibus Plan is required to be at least 100% of the fair market value of the Company’s common stock based on the date of grant.  Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.  At July 30, 2010, there were outstanding awards for 1,285,606 shares under this plan and 317,857 shares of the Company’s common stock reserved for future issuance under this plan.

Long-Term Performance Plan

       The Committee established the FY2010 Long-Term Peformance Plan (“2010 LTPP”) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers with shares of the Company’s common stock if the Company achieved certain performance targets. The 2010 LTPP stock award was calculated during 2010 based on achievement of qualified financial performance measures and vests on August 3, 2012.   At July 31, 2010, the nonvested stock earned under the 2010 LTPP was 196,216 shares.  Additionally, cash dividends on the 2010 LTPP nonvested stock earned will accrue from July 31, 2010 and will be payable on August 6, 2012; however, the dividends will be forfeited for any 2010 LTPP stock awards that do not vest.

Other Share-Based Awards

In 2009, the Company issued to its Executive Vice President and Chief Financial Officer, options to purchase 25,000 shares of the Company’s common stock and 25,000 nonvested stock grants.  The stock options and 16,666 of the nonvested stock grants vest over three years and 8,334 of the nonvested stock grants vest over a two-year period.  At July 30, 2010, the entire 50,000 share award was outstanding.  The stock options and stock awards were made as “inducement grants” outside of the Company’s plans under NASDAQ rules that allow such awards without shareholder approval.

Stock Options

A summary of the Company’s stock option activity as of July 30, 2010, and changes during 2010 is presented in the following table:

(Shares in thousands)
Fixed Options	Shares	Weighted- Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 31, 2009	2,895	$32.01
Granted	248	31.58
Exercised	(1,292)	29.59
Forfeited	(3)	42.33
Canceled	(43)	31.03
Outstanding at July 30, 2010	1,805	$33.68	5.77	$27,608
Exercisable	1,275	$34.88	4.66	$17,987

The weighted-average grant-date fair values of options granted during 2010, 2009 and 2008 were $12.03, $9.33 and $11.99, respectively.  The intrinsic value for stock options is defined as the difference between the current market value and the grant price.  The total intrinsic values of options exercised during 2010, 2009 and 2008 were $21,602, $3,725 and $785, respectively.

As of July 30, 2010, there was $3,276 of total unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 1.72 years.

Nonvested Stock

A summary of the Company’s nonvested stock activity as of July 30, 2010, and changes during 2010 is presented in the following table:

(Shares in thousands)
Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at July 31, 2009	356	$26.28
Granted	220	47.27
Vested	(85)	31.20
Forfeited	--	--
Unvested at July 30, 2010	491	$34.89

The total fair value of nonvested stock that vested during 2010, 2009 and 2008 was $2,667, $3,829 and $7,111, respectively.  As of July 30, 2010, there was $4,741 of total unrecognized compensation cost related to nonvested stock that is expected to be recognized over a weighted-average period of 1.73 years.

Compensation Cost

Compensation cost for share-based payment arrangements was $3,194, $3,680 and $4,673, respectively, for stock options in 2010, 2009 and 2008.  Compensation cost for nonvested and restricted stock was $9,999, $3,266 and $3,818, respectively, in 2010, 2009 and 2008.  Share-based compensation is recorded in general and administrative expenses in the Consolidated Statement of Income.  The total income tax benefit recognized in the Consolidated Statement of Income for 2010, 2009 and 2008 for share-based compensation arrangements was $3,470, $937 and $2,564, respectively.

During 2010, cash received from the exercise of share-based compensation awards and the corresponding issuance of 1,362,096 shares was $37,460.  The excess tax benefit realized upon exercise of share-based compensation awards was $5,063.

13.  Employee Savings Plans

The Company sponsors a qualified defined contribution retirement plan (“Plan I”) covering salaried and hourly employees who have completed ninety days of service and have attained the age of twenty-one.  Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.  The Company also sponsors a non-qualified defined contribution retirement plan (“Plan II”) covering highly compensated employees, as defined in the plan.  Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan.  Contributions under both Plan I and Plan II may be invested in various investment funds at the employee’s discretion.  Such contributions, including the Company matching contribution described below, may not be invested in the Company’s common stock.  In 2010, 2009 and 2008, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee’s compensation.  Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant’s first anniversary of employment and are vested 100% on the participant’s fifth anniversary of employment.  In 2010, 2009 and 2008, the Company contributed approximately $2,023, $2,052 and $1,801, respectively, under Plan I and approximately $316, $285 and $356, respectively, under Plan II.  At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations.  The market value of the trust assets for Plan II of $25,935 is included in other assets and the liability to Plan II participants of $25,935 is included in other long-term obligations in the Consolidated Balance Sheet.  Company contributions under Plan I and Plan II are recorded as either labor and other related expenses or general and administrative expenses in the Consolidated Statement of Income.

14.  Income Taxes

Significant components of the Company’s net deferred tax liability consisted of the following at:

	July 30, 2010	July 31, 2009
Deferred tax assets:
Financial accruals without economic performance	$60,687	$63,480
Other	9,821	7,629
Deferred tax assets	$70,508	$71,109

Deferred tax liabilities
Excess tax depreciation over book	$79,503	$78,607
Other	25,719	24,866
Deferred tax liabilities	105,222	103,473
Net deferred tax liability	$34,714	$32,364

The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 2010 and July 31, 2009, as the “more-likely-than-not” valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:
	2010	2009	2008
Current:
Federal	$29,114	$20,307	$23,536
State	(88)	3,320	1,789
Deferred:
Federal	336	(1,157)	1,565
State	1,089	1,635	1,322
Total income tax provision	$30,451	$24,105	$28,212

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:
	2010	2009	2008
Provision computed at federal statutory income tax rate	$40,498	$31,521	$32,730
State and local income taxes, net of federal benefit	495	1,697	2,992
Employer tax credits for FICA taxes paid on employee tip income	(8,062)	(6,383)	(5,846)
Other employer tax credits	(3,769)	(3,740)	(2,994)
Section 162(m) non-deductible compensation	--	44	--
Other-net	1,289	966	1,330
Total income tax provision	$30,451	$24,105	$28,212

As of July 30, 2010 and July 31, 2009, the Company’s liability for uncertain tax positions was $17,467 ($11,791, net of related federal tax benefits of $5,676) and $26,137 ($17,364, net of related federal tax benefits of $8,773), respectively.  At July 30, 2010, July 31, 2009 and August 1, 2008, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $11,791, $17,364 and $17,753, respectively.

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company’s total gross liability for uncertain tax positions exclusive of interest and penalties:
	July 30, 2010	July 31, 2009	August 1, 2008
Balance at beginning of year	$21,956	$22,879	$21,338
Tax positions related to the current year:
Additions	2,195	3,168	3,857
Reductions	--	--	--
Tax positions related to prior years:
Additions	44	90	1,342
Reductions	(4,458)	(2,146)	(995)
Settlements	(4,980)	(127)	--
Expiration of statute of limitations	(1,792)	(1,908)	(2,663)
Balance at end of year	$12,965	$21,956	$22,879

At July 30, 2010, July 31, 2009 and August 1, 2008, the Company recognized approximately $271, $302 and $780, respectively, in interest and penalties related to uncertain tax positions in its provision for income taxes.  At July 30, 2010, and July 31, 2009, the Company’s liability for uncertain tax positions included $3,363 and $3,092, respectively, net of tax for potential interest and penalties.

In many cases, the Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities.  Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company’s financial statements at July 30, 2010 by approximately $3,000 to $4,000 within the next twelve months.  At July 30, 2010, the Company was subject to income tax examinations for its U.S. federal income taxes after 2006 and for state and local income taxes generally after 2006.

15. Discontinued Operations

The Company sold Logan’s in 2007.  In 2009 and 2008, the  Company reported in discontinued operations certain expenses related to the divestiture of Logan’s, which consist of the following:

	July 31, 2009	August 1, 2008
Loss before tax benefit from discontinued operations	$(47)	$(229)
Income tax benefit	16	80
Loss from discontinued operations, net of tax, before gain on sale of Logan’s	(31)	(149)
Gain on sale of Logan’s, net of tax of $215	--	399
Loss (income) from discontinued operations, net of tax	$(31)	$250

In 2009, the Company incurred $47 in expenses related to certain tax indemnifications related to Logan’s (see Note 17).  In 2008, the Company recorded an adjustment in accordance with the Logan’s sale agreement related to taxes, resulting in additional proceeds from the sale of Logan’s of $614.

16.  Net Income Per Share and Weighted Average Shares

The following table reconciles the components of diluted earnings per share computations:

	July 30, 2010	July 31, 2009	August 1, 2008
Income from continuing operations per share numerator	$85,258	$65,957	$65,303

(Loss) income from discontinued operations, net of tax, per share numerator	$--	$(31)	$250

Net income per share numerator	$85,258	$65,926	$65,553

Income from continuing operations, (loss) income from discontinued operations, net of tax, and net income per share denominator:
Basic weighted average shares outstanding	23,007,856	22,458,971	22,782,608
Add potential dilution:
Stock options and nonvested stock and stock awards	571,896	328,662	623,436
Diluted weighted average shares outstanding	23,579,752	22,787,633	23,406,044

17.  Commitments and Contingencies

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

The Company is contingently liable pursuant to standby letters of credit as credit guarantees related to insurers.  As of July 30, 2010, the Company had $30,346 of standby letters of credit related to securing reserved claims under workers’ compensation insurance.  All standby letters of credit are renewable annually and reduce the Company’s availability under its Revolving Credit facility (see Note 5).

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party.  The lease has a remaining life of approximately 3.2 years with annual lease payments of approximately $361 for a total guarantee of $1,142.  The Company’s performance is required only if the assignee fails to perform its obligations as lessee.  At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid in case of non-performance by the assignee.

Upon the sale of Logan’s, the Company reaffirmed its guarantee of the lease payments for two Logan’s restaurants.  At July 30, 2010, the operating leases had remaining lives of 1.4 and 9.7 years with annual payments of approximately $94 and $108, respectively, for a total guarantee of $1,222.  The Company’s performance is required only if Logan’s fails to perform its obligations as lessee.  At this time, the Company has no reason to believe Logan’s will not perform, and therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid as a result of non-performance by Logan’s.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business.  The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded.  In connection with the divestiture of Logan’s (see Note 15), the Company entered into various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs.  With the exception of certain tax indemnifications, the Company believes that the probability of being required to make any indemnification payments to Logan’s is remote.  Therefore, at July 30, 2010 and July 31, 2009, the Company has recorded a liability of $20 and $72, respectively, in the Consolidated Balance Sheet for these potential tax indemnifications, but no provision has been recorded for potential non-tax indemnifications.

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

As of July 30, 2010, the Company operated 193 Cracker Barrel stores in leased facilities and also leased certain land and advertising billboards (see Notes 2 and 10).

Rent expense under operating leases, excluding leases for advertising billboards (see Note 2) for each of the three years was:
	Minimum	Contingent	Total
2010	$39,793	$519	$40,312
2009	33,929	535	34,464
2008	32,024	669	32,693

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards (see Note 2), as of July 30, 2010.

Year
2011	$36,078
2012	36,248
2013	36,557
2014	36,988
2015	37,004
Later years	566,060
Total	$748,935

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 30, 2010:

Year
2011	$22
2012	22
2013	22
Total minimum lease payments	66
Less amount representing interest	6
Present value of minimum lease payments	60
Less current portion	19
Long-term portion of capital lease obligations	$41

The following is a schedule by year of the future minimum rental payments to be received under the Company’s sublease, as of July 30, 2010.

Year
2011	$66
2012	67
2013	67
2014	67
2015	71
Later years	162
Total	$500

18. Quarterly Financial Data (Unaudited)

  Quarterly financial data for 2010 and 2009 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2010
Total revenue	$581,183	$632,616	$578,233	$612,483
Gross profit	403,712	420,718	405,192	429,075
Income before income taxes	26,215	36,092	19,645	33,757
Income from continuing operations	18,024	25,393	14,428	27,413
Net income	18,024	25,393	14,428	27,413
Income from continuing operations per share - basic	$0.79	$1.11	$0.62	$1.18
Net income per share – basic	$0.79	$1.11	$0.62	$1.18
Income from continuing operations per share – diluted	$0.78	$1.09	$0.61	$1.14
Net income per share – diluted	$0.78	$1.09	$0.61	$1.14
2009
Total revenue	$573,932	$630,182	$567,568	$595,603
Gross profit	392,575	407,689	391,241	410,871
Income before income taxes	18,525	25,992	16,276	29,269
Income from continuing operations	12,832	18,362	11,948	22,815
Net income	12,832	18,362	11,952	22,780
Income from continuing operations per share - basic	$0.57	$0.82	$0.53	$1.01
Net income per share – basic	$0.57	$0.82	$0.53	$1.01
Income from continuing operations per share – diluted	$0.57	$0.81	$0.52	$0.99
Net income per share – diluted	$0.57	$0.81	$0.52	$0.99